Form 20-F
period 2022-12-31
SHL TELEMEDICINE LTD
filed 2023-05-11
CIK 1166834

As filed with the Securities and Exchange Commission on May 11, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

Commission file number 001-41641

SHL TELEMEDICINE LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

 Erez Nachtomy, Chief Executive Officer

Tel.: +972 (3) 561-2212

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share	SHLT	Nasdaq Capital Market

Ordinary shares, nominal value NIS 0.01 per share*

*Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 14,683,844 as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.              ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report on Form 20-F, unless the context otherwise requires:

●	“SHL,” “the company,” “us,” “we” and “our” refer to SHL Telemedicine Ltd. and its subsidiaries;
●	“SHL Telemedicine” refers only to SHL Telemedicine Ltd., and
●	“Mediton” refers to the Mediton Group, in which we acquired a 70% interest on August 31, 2021.

Additionally, in this Annual Report:

●	“CHF” and “Swiss francs” refer to the legal currency of Switzerland;
●	“NIS” refers to New Israeli Shekels, the legal currency of the State of Israel;
●	“$” and “U.S. dollars” refer to the legal currency of the United States;
●	“ADSs” refers to our American Depositary Shares of SHL, each representing one (1) of our ordinary shares;
●	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;
●	“Ordinary shares” refers to our ordinary shares, nominal value NIS 0.01 per share;
●	“Nasdaq” refers to the Nasdaq Capital Market;
●	“SEC” refers to the United States Securities and Exchange Commission; and
●	“SIX” refers to the SIX Swiss Exchange Ltd.

Our reporting currency is the U.S. dollar. In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars. We prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding SHL and its business, financial condition and results of operations and the industry in which it operates, are forward-looking statements. Certain of these forward-looking statements are identifiable by use of the following words and other similar expressions: “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “will,” “plans,” “predicts,” “projects,” “scheduled,” “should” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.

Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are beyond our control and could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in this Annual Report, including, but not limited to, our ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; our ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; our ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of our proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and our ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which we operate internationally; currency fluctuations; labor disputes; our ability to manage growth and integrate acquired businesses and expanding operations; our ability to obtain adequate levels of insurance to cover potential losses; our dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to us or not currently considered material by us.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Unless required by law, SHL undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[RESERVED]
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The realization of one or more of the events described below may have a material adverse effect on our cash flows, results of operations, financial condition, growth prospects and the trading price of our ADSs on Nasdaq and of our ordinary shares on the SIX. You should note that the risks discussed below are not the only risks to which we are exposed. Additional risks, which are not presently known to us or which we currently believe to be immaterial, could likewise result in a material adverse effect on our cash flows, results of operations, financial condition or growth prospects and the trading prices of our ADSs and ordinary shares. This section also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this Annual Report. The order in which the following risks are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effects on our cash flows, results of operations, financial condition or growth prospects or the trading prices of our ADSs and ordinary shares.

Industry-specific Risks

We operate in a highly regulated industry and failure to comply with the complex regulations applicable to us could result in investigations, legal judgments or penalties, which could materially adversely affect our business.

Our ability to conduct telehealth services and medical services is subject to a variety of laws and regulatory regimes of the countries and jurisdictions in which we operate and provide our services, including a variety of labor laws, privacy regulations, anti-corruption, anti-competition or financial relationships of healthcare providers with service providers. Such regulatory requirements can vary from country to country and new requirements may be imposed on us from time to time. In a regulatory climate that is uncertain and constantly changing, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense.

In addition, failure to properly adhere to these and other applicable laws and regulations could result in investigations, the imposition of penalties or adverse legal judgments by public or private plaintiffs, significant adverse publicity and reputational harm, suspension or revocation of licenses, fines, civil and/or administrative penalties, criminal penalties or other disciplinary actions, which could have a material adverse effect on our business, financial condition or results of operations.

We depend on evolving governmental regulation in and around the health care industry and failure to comply with these and other laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

As a general matter, the healthcare industry is highly regulated. Regulations are constantly evolving and tend to be highly dependent on political developments as well as developments in the health insurance industry and in public finance. We are unable to predict future regulations and governmental decisions that might impact our business in the future with any certainty. Our business, financial condition and results of operations could be adversely affected by the failure to obtain required licenses and governmental approvals, comply with applicable regulations, or comply with existing or future laws, rules or regulations or their interpretations.

We and our business customers are subject to various laws governing privacy protection, confidentiality information and security laws. Because we and the Mediton Group retain personal and medical information of patients or other persons, we are also subject to data privacy protection and security laws, which require that owners of databases containing such information to meet certain obligations such as appointing a database administrator who shall supervise the use of the information only for its original purposes.

In various countries (such as Israel) a special authorization is needed to process and store personal data, such as patient medical data. The transmission of personal medical data via telecommunications, especially cross border transfer via internet, is a relatively new development, and patient and health care industry concerns regarding the confidentiality of such information could lead to further legislation and regulations that govern the methods of transmitting and storing patient medical data. Failure to comply with these and other laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

In many countries, we are also subject to laws prohibiting the corporate practice of medicine and to laws that govern financial and other arrangements between health care providers and payers which are designed to induce the referral of a patient to a particular provider for medical products and services. Although we believe that we are in compliance with these laws, there can be no assurance that certain countries’ governments will not determine that our operations comprise a violation of the prohibition on corporate practice of medicine, and force us to restructure, alter or terminate our operations in those countries.

In Israel, we operate under legislations and regulations that apply to the provision of the telemedicine services provided by us and the healthcare services provided by the Mediton Group. In addition, medical equipment laws apply to the medical devices being used by our private pay subscribers and by the Mediton Group in providing its healthcare services. These laws provide that medical equipment may only be manufactured and marketed in Israel, if it is registered as medical equipment in the “AMR register,” in accordance with the Israeli registration conditions. In addition, certain regulations and Ministry of Health procedures apply to the provision of our telemedicine services and the use, operation, calibration and maintenance of certain medical devices or equipment and pharmaceutical products being used or operated by us or by the Mediton Group. The marketing and sale of our telemedicine services to our private pay consumers in Israel are also subject to the Consumer Protection law and regulations, goal of which is to protect customers that are individuals from misleading sales methods.

Our business environment is volatile and rapidly changing.

With respect to our telehealth services, the telehealth market is still relatively new and unproven and rapidly changing, and it is uncertain whether it will achieve and sustain high levels of demand in the various markets, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients to use, and to increase the frequency and extent of their utilization of, our solutions, as well as on our ability to demonstrate the value of telehealth to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries.

We must continually develop and introduce new products, product enhancements and/or solutions and there is no guarantee that our investments in research and development will yield the desired results.

Our success depends, in large part, on our ability to anticipate future customer needs with respect to product quality, price and functionality and to continue to design, manufacture and deploy new innovative products, solutions and services along with enhancements to sustain the performance of our existing products in response to such requirements. We have made, and expect to continue to make, substantial investments in the development of our products and related solutions, software and related solutions, to address new market needs and enhance customer engagement. It is critical for our success to be able to analyze and understand our markets and our customers’ needs, and to maintain a roadmap for our research and development program that allows for its swift implementation.

We compete in a highly competitive market, and our competitors constantly show competitive solutions to some of our technologies and services we offer, which may adversely affect demand for our services.

In the last few years and particularly during the COVID-19 pandemic, we have experienced rapidly growing competition within the field of telemedicine services and products. Our main competitors include small companies providing focused solutions for a limited number of specific healthcare conditions, as well as larger companies providing comprehensive healthcare services. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback or guidance, and from other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product segments, which could in turn negatively impact our sales, profitability and market share.

Our ability to compete effectively depends on our ability to distinguish ourselves and our services from our competitors and their products, and includes factors such as: long-term outcomes, ease of use, price, brand recognition, longer operating history, greater market penetration, established client channels and strong customer relationships, larger marketing budgets and quality of services.

There can be no assurance that we will be able to continue to sell our products and services or maintain profitability in the face of this competition. Failure to compete successfully as a result of the above factors or for other reasons would have a material adverse effect on our business, financial condition and results of operations.

The ongoing COVID-19 pandemic continues to present operational, health, labor, logistics and other challenges, and it is difficult to assess the ultimate impact of the COVID-19 pandemic on our business, financial condition and cash flows.

There are many variables and uncertainties regarding the COVID-19 pandemic, including the emergence, contagiousness and threat of new and different strains of the virus and their severity; the effectiveness of treatments or vaccines against the virus or its new strains; the extent of travel restrictions, business closures and other measures that are or may be imposed in affected areas or countries where we operate by governmental authorities; disruptions in the supply chain; an increasingly competitive labor market due to a sustained labor shortage and increased turnover caused by the COVID-19 pandemic; increased logistics costs; additional costs due to remote working arrangements, adherence to social distancing guidelines, the use of personal protective equipment, enhanced cleaning requirements and other COVID-19 related challenges. Further, there remain increased risks of cyberattacks on information technology systems used in remote working environments; increased privacy-related risks due to remote processing of health-related personal information; absence of workforce due to illness; and other factors that are currently unknown or considered immaterial. See “Risk Factors—We may encounter data security and privacy risks” below. It is difficult to assess the ultimate impact of the COVID-19 pandemic on our business, financial condition and cash flows.

Our proprietary rights may be challenged, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete successfully will depend, in part, on our ability to protect our proprietary rights, including the source code of our software. Although we continue implementing protective measures, including patents and trademarks, to defend our proprietary rights, these measures may not be successful, and our patents may not provide meaningful protection against potential competitors developing substantially similar products and services. Moreover, any patents issued to us may be challenged, invalidated or circumvented and the rights granted thereunder may not provide a competitive advantage to us.

We also rely on trade secrets and proprietary knowledge, which we protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to, or independently developed by, competitors. If we were to be unsuccessful in defending our proprietary rights, or if our trade secrets or proprietary knowledge were breached, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our key personnel and attract and retain additional qualified healthcare and management personnel, we may not be able to pursue our growth strategy.

Our success depends to a significant degree upon the continued contributions of our management team and our technical, marketing and sales personnel, and our ability to attract and retain additional highly qualified management, and technical, marketing and sales personnel. Competition for highly skilled management, technical, marketing and sales personnel, and other employees in the healthcare industry is intense. We may not be able to attract or retain highly qualified personnel in the future. The members of our senior management are at-will employees and therefore they may terminate their employment with us at any time with no advance notice. The replacement of our key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. If any of our key employees leave or are terminated, and we fail to attract and retain qualified and experienced professionals on acceptable terms to replace them, the loss of their services could have a material adverse effect on our business, financial condition and results of operations.

We must also attract and retain additional highly skilled healthcare personnel in order to continue to execute our growth strategy. Our ability to attract and retain qualified healthcare personnel depends on several factors, including our ability to provide competitive benefits and wages. If we do not increase benefits and wages in response to increases by our competitors, we could face difficulties attracting and retaining qualified management and healthcare personnel. In addition, if we raise wages in response to our competitors’ wage increases and are unable to pass such increases on to our clients, our margins and net profits could decline, which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Service of process upon our directors and officers may be difficult to effect in non-Israeli jurisdictions such as the United States.

Service of process upon our directors and officers, most of whom reside in Israel, may be difficult to effect in a non-Israeli jurisdiction such as the United States.

Foreign judgments against us and our directors or officers may not be enforceable.

We are incorporated in Israel and substantially all of our assets are located outside the United States. Substantially all of our directors and officers are non-U.S. citizens and most of their assets are also located outside of the United States. Accordingly, the enforceability of judgments against us and our directors and officers may be limited outside Israel. Specifically, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors. Israeli courts will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Conditions in Israel and relations between Israel and other countries could adversely affect our business.

Many of our employees and suppliers, including most of the members of our management team, are located in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, military instability in Israel and the political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In addition, in the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of its facilities, our ability to continue our operations could be materially adversely affected.

Furthermore, the Israeli government has recently been pursuing legislative changes that, if adopted, would alter the current state of separation of powers among the three branches of government, and that have sparked considerable political debate. These changes could have negative consequences on the business and economic conditions in Israel that may include, among others, a downgrade in Israel’s sovereign credit rating, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in securities markets, which could have an adverse effect on our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition and the expansion of our business. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts, divestment and sanctions have been undertaken against Israel, which could also adversely impact our business.

Many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include members of our management, and given the current shortage of highly qualified personnel in our industry in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

The rights and responsibilities of our shareholders are governed by Israeli law, which differ in certain respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association as in effect from time to time and Israeli law. These rights and responsibilities differ in certain respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, shareholders of Israeli companies have a duty to act in good faith and in a customary manner in exercising their rights and performing their obligations towards their and other shareholders and to refrain from abusing their power in the companies, including, among other things, in voting at general meetings of shareholders on certain matters, such as amendments to their articles of association, an increase of companies’ authorized share capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli and Swiss law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even if the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to mergers and acquisition transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital.

Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. In addition, shareholders, including those who indicated their acceptance of a tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of their shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that shareholders accepting the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations may also make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Due to our listing on the SIX Swiss Exchange, Swiss takeover law applies, which could also restrict or discourage mergers, acquisition and change of control of us. For respective provisions affecting mergers, acquisitions and changes of control applicable to us as a result of our SIX Swiss Exchange listing, see Item 10.B. “Memorandum and Articles of Association – Swiss Laws Applicable with Respect to Our ordinary shares”.

The ability of any Israeli company to pay dividends is subject to Israeli law and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that cash dividends may be paid only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, as determined for statutory purposes in Israeli currency, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. In the event of a devaluation of the Israeli currency against the U.S. dollar, the amount in U.S. dollars available for payment of cash dividends out of prior years’ earnings will decrease.

Operational Risks

The global nature of our operations exposes us to a variety of risks resulting from organizational, logistical, legal, political and cultural as well as other related challenges.

Our international business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our international operations are subject to particular risks in addition to those faced by our domestic operations, including the following: the need to localize and adapt our solutions for specific countries, requirements of foreign laws and other governmental controls over our services (including employment, healthcare, tax, privacy and data protection laws and regulations), new and different sources of competition, local business and cultural factors that differ from our normal standards and practices, adverse tax consequences, fluctuations in currency exchange rates which could make our solutions more expensive or increase our costs of doing business in certain countries, limitations on future growth or inability to maintain current levels of revenues from international sales, difficulties in staffing, managing and operating our international operations, difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations and political unrest, war, pandemics, terrorism or regional natural disasters, all of which could adversely affect our business, financial condition and results of operations.

Labor disputes may disrupt our operations or lead to higher labor costs.

Employee costs represent a significant cost for our business. Such costs could increase following wage negotiations. Our personnel in certain countries benefit from more favorable laws. In the event our relationships with our personnel, workers, representatives and unions deteriorate or labor laws become more stringent, we could face strikes or similar interruptions to our business as well as significantly increased wage and non-wage labor costs.

Significant growth may challenge our operations.

We may expand significantly in the coming years. Our successful growth will be dependent on our ability to manage our rapidly expanding operations, including, among other things, our ability to integrate new personnel on a timely basis, to improve continually our financial and management controls, reporting systems and procedures and to outsource a substantial portion of our manufacturing successfully. This growth could place significant strain on our operations. If our controls, systems or procedures, or the sub-contractors to whom we outsources our production, prove inadequate to support our operations, we may be unable to achieve our goals for growth. Any failure to manage growth effectively would have a material adverse effect upon our business, financial condition and results of operations.

Acquisitions, substantial investments or absence of suitable acquisitions may negatively affect our financial performance.

We may acquire or make substantial investments in complementary businesses, distribution channels, technologies or products in the future. Any such acquisition or investment would entail various risks, including the difficulty of assimilating the technologies, operations and personnel of the acquired business, the potential disruption of our ongoing business and, generally, our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment. Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could adversely affect our business, financial condition or results of operations.

We may be negatively affected by the failure of key suppliers and sub-contractors.

We believe that the expansion of our manufacturing capabilities and the manufacturing of component parts can be most effectively accomplished through outside sources. Because of our dependence on manufacturers and suppliers, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components, inventory shortages or related difficulties. Moreover, third party manufacturers and suppliers may fail to produce products or components that meet our quality standards or to deliver such products or components in a timely manner.

We may be unable to locate a sufficient number of additional qualified manufacturers or suppliers to meet the demand for our products. Although we believe that we can find alternative manufacturers and suppliers for these externally sourced components, there is no guarantee that we will be able to find alternative manufacturers and suppliers or make cost-effective alternative arrangements in a timely manner. Any failure of outside manufacturers or suppliers to meet our needs could have a material adverse effect on our business, financial condition and results of operations.

We may be affected by other third-party risks.

In providing our services, we use third parties for certain services, such as cloud services and external data hosting services. Although we engage in due diligence, closely scrutinizing our third-party providers, sometimes these third parties may not perform as contractually required or expected. This may adversely impact our services and may lead to client attrition and could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may encounter data security and privacy risks.

We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. In addition, we gather information, which can include personal sensitive information. We are also increasingly seeking to develop technology-based products to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically.

Our technology systems may be exposed to external or internal security incidents, breakdowns, malicious intrusions, cyberattacks and cybercrimes, including state-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors, or other similar events. Like other companies, we have been the subject of cyberattacks in the past. As the external cyber-attack threat keeps growing, impacting globally and across different industries, we expect to be subject to additional cyberattacks in the future. Although cyberattacks have not had a material adverse impact on the Company to date and the Company has invested, and continues to invest, in improved cybersecurity processes and technology designed to protect against such attacks, we may not be able to prevent future breakdowns or breaches of our systems and we may not be able to prevent such events from having a material adverse effect on our business, financial condition, results of operations or reputation.

Our financial results may be affected by fluctuations in exchange rates.

Our functional currency in Israel is the NIS and our reporting currency is the U.S. dollar. An important part of our revenues and expenses are currently paid in NIS, euros and U.S. dollars. As a result, our business is generally exposed to transactional and translational currency exchange risks caused by fluctuations in exchange rates among those different currencies. We do not currently engage in foreign currency hedging transactions to manage foreign currency exchange risks.

Liability may arise that may not or, not fully, be covered by insurance.

We are not insured against all risks and our insurance could prove insufficient to cover certain losses. Generally, health care companies are subject to claims alleging negligence, product liability, breach of warranty or malpractice that may involve large claims and significant defense costs whether or not such liability is imposed.

While we have been able to obtain liability insurance in the past, there is no guarantee that such insurance will be available in the future on terms acceptable to us, if at all. Moreover, a successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Such claims, regardless of their merit or eventual outcome, may also have a material adverse effect on our reputation.

Other Risks

Recent global events caused volatility and disruption of financial markets could affect our access to credit.

The current economic market environment has caused contraction in the availability of credit in the marketplace. This could potentially reduce our sources of liquidity. While there have not been changes to date regarding our ability to access credit, future volatility could have a negative impact on our financial position and performance which could put us in default of the credit conditions and impact our ability to access credit. Additionally, future volatility and financial market disruptions could impact lenders’ ability to provide new loans or honor the terms of credit agreements.

We must comply with tax laws in several jurisdictions.

We conduct operations in multiple tax jurisdictions, and the tax laws of those jurisdictions generally require that the transfer prices between affiliated companies shall be the same as those between unrelated companies dealing at arm’s length, and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable tax laws (including transfer pricing laws) and we intend to continue to do so, if tax authorities in any of these jurisdictions were to successfully challenge our tax policies, they could require us to make adjustments to our tax policies, which could result in a higher overall tax liability to us, and possibly interest and penalties, and could adversely affect our business, results of operations and financial condition.

Additionally, the integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untested and can be expected to be very lengthy.

Risks Related to our ADSs and Ordinary Shares

Restrictions on the shares held by certain principal shareholders may be removed which could mean such principal shareholders may have a significant influence on decisions by our shareholders.

In January 2018 the Swiss Takeover Board found that Mengke Cai, Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd. and Kun Shen, who in the aggregate hold approximately 36.4% of the issued shares of SHL as of May 5, 2023, were acting in concert and should have published a tender offer for all of the SHL shares in accordance with Swiss law governing companies traded on the SIX. Subsequently, the relevant Swiss authorities suspended all of these shareholders’ voting rights and prohibited them from disposing of their shares without the court’s prior approval or from purchasing any additional shares until they make a tender offer for all of the SHL shares. Although we are not aware of any intention by the relevant authorities in Switzerland to overturn this decision, if they were to do so, these shareholders would regain all of the rights associated with their shares and would have a significant influence on decisions by our shareholders.

An active trading market for the ADSs may fail to develop and continue after the Nasdaq listing and the market prices for our ADSs and our ordinary shares may be volatile.

There was no public market for our securities in the United States prior to the listing of our ADSs on Nasdaq. An active trading market may not develop now that our ADSs are listed on the Nasdaq. If an active trading market for the ADSs fails to develop and continue, you may not be able to resell your ADSs quickly or at the market price you expect due to lack of sufficient liquidity.

The market prices of our ADSs on Nasdaq and our ordinary shares on the SIX may be highly volatile and could also be negatively influenced by adverse developments affecting the general economic or investment climate. In addition, geopolitical factors such as war, pandemics or acts of terrorism may indirectly adversely affect the market prices of our ADSs on Nasdaq and of our ordinary shares on the SIX.

Our securities are traded on more than one market or exchange and this may result in price variations.

Our ADSs were listed for trading on Nasdaq on April 3, 2023. Our ordinary shares have been trading on the SIX since November 15, 2000. Trading in our ADSs and ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and Swiss francs on the SIX), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Switzerland). The trading prices of our ADSs and ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the SIX could cause a decrease in the trading price of our ADSs on Nasdaq. In addition, the current price of our ADSs may have little or no relationship to the historical sales prices of our ordinary shares on the SIX. The trading price of our ADSs may also fluctuate over time, particularly given our recent initial listing on Nasdaq.

Future sales or issuances, or the possibility or perception of future sales or issuances, of a substantial number of ADSs or ordinary shares or other securities that are convertible into our equity securities could cause the market prices of our ADSs or ordinary shares to fall.

The market prices of our ADSs and ordinary shares could decline as a result of sales of a large number of ADSs or ordinary shares in the public markets in the future or the possibility or perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and price that we deem appropriate.

The issuance of equity or other securities that are convertible into equity, including options, or the exercise of options on ADSs or ordinary shares could immediately and substantially dilute the ownership interest and rights of our shareholders.

We may choose to raise additional capital in the future, depending on market conditions or strategic considerations and subject to any applicable shareholder approval or other requirements under Israeli law or the listing rules of Nasdaq or the SIX. To the extent that additional capital is raised through the issuance of ADSs, ordinary shares or other securities that are convertible into our equity, the issuance of these securities will dilute the proportional holding of our ADSs and ordinary shares by our investors, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The Board of Directors has granted and may in the future grant options to investors and employees, consultants, directors and officers of the company and other third parties to acquire ADSs and ordinary shares. For example, in January and February 2021, in connection with a private placement of 3,588,889 ordinary shares mainly to Israel based institutional investors, we issued options to purchase 1,944,444 ordinary shares, exercisable until January 20, 2023 and February 16, 2023, respectively, at an exercise price of CHF 11.00. As of May 5, 2023, 1,914,478 of the options had been exercised for 1,914,478 newly issued shares.

As of May 5, 2023, we also had options outstanding for the issuance of up to 1,212,433 ordinary shares under our Share Option Plan. Pursuant to our Share Option Plan, all option exercises are on a net cash basis (i.e., require cashless exercise). For further information please refer to Item 6.B. “Compensation – Share Option Plan”.

Sales of substantial numbers of our ADSs and ordinary shares and changes in our shareholder structure may adversely affect the price of our ADSs and ordinary shares as well as the position of our shareholders.

Certain of our shareholders hold a significant number of our ordinary shares, as further described under Item 6.E, “Directors, Senior Management and Employees—Share Ownership.” Block sales of significant shareholdings and other changes in our shareholder structure may adversely affect the trading prices of our ADSs and our ordinary shares, may result in a change of control and may adversely impact the trading price of our ADSs and ordinary shares.

Whether we will pay dividends to our shareholders is uncertain.

We do not have a dividend policy. Our Board declared a dividend in 2019, but did not declare a dividend in 2018, 2020, 2021 or 2022. There can be no assurance that our Board will declare a dividend in any given financial year. If we do not declare dividends, capital appreciation, if any, of our ADSs and ordinary shares will be your sole source of gain.

Analyst reports and recommendations may impact the trading price and volume of our ADSs and ordinary shares and cause them to decline.

The trading markets for our ADSs and our ordinary shares will likely be influenced by the equity research and reports that industry or security analysts publish about us or our industry after our listing. We do not control these analysts. If one or more of the analysts who cover us downgrade their recommendation regarding our ADSs or ordinary shares, the trading prices of our ADSs and our ordinary shares would likely decline. In addition, if one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the market, which could, in turn, cause the trading volume or the trading prices of our ADSs and our ordinary shares to decline.

Market conditions may cause the market price of our ADSs and ordinary shares to fluctuate substantially.

The market price of our ADSs and ordinary shares may experience high volatility. Our year-end operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our ADSs and ordinary shares to fluctuate substantially. The capital markets have experienced extreme volatility and disruption over the past years. In some cases, trading markets have produced downward pressure on stock prices for certain issuers seemingly without regard to those issuers’ underlying financial strength.

As a foreign private issuer, we are exempt from certain public disclosure requirements, which may afford less protection to the holders of our ADSs and ordinary shares than they would enjoy if we were a domestic U.S. company.

We are a foreign private issuer and are not subject to the same disclosure and other requirements that are imposed upon U.S. domestic issuers by the SEC. As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer we are not required to disclose the compensation of our five most highly compensated officers on an individual basis as is required of U.S. domestic reporting companies. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, we are permitted to rely on exemptions from certain corporate governance standards.

While our ADSs are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance standards. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, under our home country rules, we are not required to maintain a majority of independent directors and a compensation committee comprised of independent directors, and the charters of our board committees do not necessarily contain all of the Nasdaq charter requirements for such committees of U.S. domestic companies.

We have relied on and intend to continue to rely on some of these exemptions. As a result, as a holder of our ADSs or ordinary shares, you may not be provided with the benefits of certain Nasdaq corporate governance standards.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs and ordinary shares less attractive to investors and, as a result, adversely affect the price of our ADSs and ordinary shares and result in a less active trading market for our ADSs and ordinary shares.

We are an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We cannot predict whether investors will find our ADSs and ordinary shares less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs and ordinary shares less attractive, it may adversely affect the price of our ADSs and ordinary shares and there may be a less active trading market for the ADSs.

ADS holders do not have the same rights as our shareholders.

ADS holders do not have the same rights as our shareholders. For example, ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to our ordinary shares. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, the depositary is not required to do so. Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested. In addition, ADS holders have no right to call a shareholders’ meeting unless ADS holders cancel their ADS and hold the ordinary shares underlying such ADSs directly.

The deposit agreement may be amended or terminated without the ADS holder’s consent.

We and the depositary may amend or terminate the deposit agreement without your consent. Holders of the ADSs are entitled to a prior notice in the event of a materially prejudicial amendment or termination thereof or if the amendment adds or increases fees or charges. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

The deposit agreement may be terminated at any time upon prior written notice to holders of the ADSs. Upon the termination of the deposit agreement, our company will be discharged from all obligations under the deposit agreement except for its obligations to the depositary thereunder. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. After the termination date and before the depositary sells all of the securities, the depositary may refuse to accept a surrender of ADSs by a holder for the purpose of withdrawing deposited securities if it would interfere with the selling process. During this time, the depositary will not be required to register any transfer or ADSs or distribute any dividends or other distributions, give any notices or perform any other duties under the deposit agreement.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

Your ADSs will be transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in certain limited circumstances, you may not receive dividends or other distributions on our ordinary shares, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends and other distributions it or its custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not required to pay such cash dividends and other distributions if it determines that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, a government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property, or a portion thereof, and hold such property as “deposited securities” or it may seek to affect a substitute dividend or distribution, including of the net cash proceeds from the sale of the dividends that the depositary deems to be an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities distributed by us. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or any other property distributed on our ordinary shares to holders of ADSs.

In addition, the depositary may deduct from any dividends or distributions by us its fees and may withhold an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in certain limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders or beneficial owners of our ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish us or the depositary to participate in legal proceedings.

The deposit agreement expressly limits our obligations and liability and those of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
●	are not liable if we are, or it is, prevented or delayed by law or circumstances beyond our, or its, control from performing our or its obligations under the deposit agreement;
●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;
●	are not liable for the inability of any holder of the ADSs to benefit from any distribution on deposited securities that is not made available to holders of the ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on behalf of the holders of the ADSs or any other person;
●	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and
●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

These provisions of the deposit agreement limit the ability of holders of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish us or the depositary to participate in a legal proceeding.

ADS holders have limited choice of forum, which could increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes against the depositary, us or the depositary’s or our respective directors, officers or employees, and may discourage such lawsuits.

The deposit agreement governing our ADSs provides that by holding or owning an ADS or an interest therein, holders and owners of ADSs irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by holders or owners of ADSs, arising out of or based upon the deposit agreement or the ADSs or the transactions contemplated thereby, including, without limitation, claims under the Securities Act of 1933, may be only instituted in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). Any person or entity purchasing or otherwise acquiring any of our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to this choice of forum provision.

This forum provision may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with the depositary or us, or the depositary’s or our respective directors, officers or employees, which may discourage such lawsuits against the depositary, us and the depositary’s and our respective directors, officers or employees. However, it is possible that a court could find this choice of forum provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Securities Exchange Act of 1934 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act of 1933 creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Actions by owners and holders of our ADSs to enforce any duty or liability created by the Securities Exchange Act of 1934, the Securities Act of 1933 or the respective rules and regulations thereunder must be brought in the United States District Court for the Southern District of New York. Holders of our ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, and holders of the ADSs are not able to waive our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one that is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General

SHL Telemedicine Ltd. was incorporated in Israel on November 7, 1986 and is a limited liability company for unlimited duration under the laws of the State of Israel. The address of our registered office and principal executive office is Ashdar Building, 90 Yigal Alon St., Tel Aviv 6789130, Israel. SHL’s legal name is “SHL Telemedicine Ltd.”

History

SHL was founded in Israel by Mr. Yoram Alroy in 1986 and went public in 2000 by listing on the SIX under the ticker symbol “SHLTN.” On April 3, 2023, SHL commenced trading on the Nasdaq under the ticker symbol “SHLT”. Since its founding, SHL has expanded its operations and is now an international group specializing in telemedicine services, including the provision and development of advanced personal telemedicine solutions, with operations in Israel, Germany and the United States. Since its inception, SHL’s business has been dedicated to emergency medical services and telemedicine. For more than a quarter of a century, and with tens of thousands of subscribers, SHL has been providing monitoring services to cardiac patients and taking care of people in need of home-

based medical support. SHL’s ethos is to provide its subscribers professional medical care digitally when its subscribers need it. SHL monitors its subscribers’ health and wellbeing to reduce the need for emergency intervention and hospitalization. SHL’s aim is to increase its users’ chances of survival if a heart attack strikes and generally improve users’ quality of life following such medical events.

SHL expanded into Europe in 2001 by establishing a joint venture with Philips Medical Systems International B.V., providing telemedicine servies based on SHL’s proprietary technology. In 2004, SHL acquired Philips’ equity interest in the joint venture. Over the years, SHL has strategically acquired local private companies in Germany such as Almeda GmbH, Gesellschaft für Patientenhilfe DGP mbH, and Jumedi GmbH, and is currently one of the leading companies in providing telehealth services and remote patient monitoring services of chronic patients for health insurance funds in Germany.

SHL introduced its unique and patented mobile 12 lead electrocardiogram (ECG) SmartHeart® platform in the US in 2020, and since then has entered into commercial agreements with leading US healthcare providers, including the Mayo Clinic, CVS, and Henry Schein.

During January and February 2021, SHL issued 3,588,889 ordinary shares (and sold 300,000 Treasury shares) to certain investors in a private placement for approximately CHF 35 million to support the growth of its business operations in Germany, expand its business in the U.S., enhance SHL’s supply chain and accelerate research and development activities.

On August 31, 2021, a subsidiary of SHL acquired 70% of the share capital of Mediton Group, a leading B2B healthcare services provider in Israel for NIS 84 million. The Mediton Group is comprised of the following entities, all of which provide medical services to he institutional and payer markets:

●	Mediton Medical Centers Chain Ltd., which provides private medical services, and project management in various medical fields, including the performance of surveys, medical examinations for organizations, occupational examinations, and the operation of specialist clinics; and
●	Medishur Ltd. which primarily provides medical examinations for insurance companies.

We believe the Mediton acquisition provides SHL the ability to leverage synergies and cross sell its technology and services to Meriton’s customers. For further information, please see Item 10.C. below.

Principal Capital Expenditures and Divestitures

	2022	2021		2020
Property and Equipment
Property and Equipment	1,661	1,434	*	859
Intangible assets
Development Costs	5,243	2,633		913
Mediton’s Customer Relations	—	14,886		—
Jumedi’s Information Technology	—	705		—
	6,904	19,658		1,772
*	includes property and equipment of Mediton.

Public Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. Upon effectiveness of this registration under Section 12 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act of 1934”), SHL will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly will file certain reports with the SEC. These reports can be inspected and retrieved through the SEC’s EDGAR system on the SEC’s Internet website referred to above. See Item 10.H, “Additional Information—Documents on Display.”

Our website is http://www.shl-telemedicine.com. No information contained on our website is intended to be included as part of, or incorporated by reference in, this Annual Report.

B.	BUSINESS OVERVIEW

Overview

SHL is an international group specializing in telemedicine services, including the provision and development of advanced personal telemedicine solutions, with operations in Israel, Germany and the United States. Personal telemedicine is the transmission of medical data by an individual from a remote location to a telemedicine center or healthcare provider via telecommunication networks and the subsequent data reading and provision of medical assessment or services to the individual via electronic and telecommunication technologies. Our personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health.

We are a leader with a long history in the telemedicine markets in Israel and Germany, providing remote medical services and patient management with telemedicine centers available 24/7, and global service of cloud-based technology, all of which results in approximately 3 million interactions and data readings annually.

SHL’s primary focus is the development of technologies, solutions, and advanced telemedicine services to assess and monitor acute and chronic heart health and cardiac diseases, such as congestive heart failure, among others. In the U.S., SHL’s primary offering is its SmartHeart® platform, the only 12 lead ECG that enables a full, hospital-quality ECG to be performed by a lay-person without the assistance of a healthcare professional. SHL’s SmartHeart® technology is patented and FDA-cleared.

We believe SHL’s personal telemedicine systems have strategically positioned the company to meet the increasing demand for virtual healthcare, which is more efficient and less expensive than healthcare provided in traditional clinical environments. As patients, healthcare providers and third-party payers seek new ways to deliver cost effective healthcare services without adversely affecting quality, we believe they will increasingly turn to those products that enable quality care to be delivered primarily outside the costly hospital and outpatient clinical environments.

Telemedicine Market overview

Telemedicine is one of several segments in the healthcare market. Telemedicine is the distribution and provision of health-related services and information via electronic and telecommunication technologies for the purpose of improving health care. The goals of telemedicine are to improve interaction between patients and healthcare service providers, ensure a speedy and secure transmission of data, and provide better processing and storage of large amounts of data. Telemedicine also improves cost-efficiencies by delivering patient data and medical care virtually outside the traditional more expensive clinical environment.

Sub-segments of telemedicine include electronic patient records, remote telemonitoring, expert systems, ambient assisted living and virtual reality (VR) in medicine. We believe telemedicine is a particularly interesting segment of the healthcare market, due to its growth potential. Telemedicine offers diagnostic, ongoing monitoring and assessment and therapy measures that make use of telecommunications to bridge the distance and time intervals between doctors and their patients, or between consulting doctors.

Telemedicine goes beyond the saving and processing of data extending to testing, the secure transfer of vital signs and electronic monitoring of the state of a patient’s condition. Other applications of telemedicine include medical care services that are supplied independently of the location of service providers, patients and records of care or medical devices.

SHL’s Geographic Operations

We operate in three geographic segments for financial reporting purposes: Israel, Europe and the Rest of the World. Israel is our largest segment with revenues of approximately $45.1 million in the fiscal year ended December 31, 2022. Our European segment is our second largest segment and consists of our German operations with revenues of approximately $13.4 million in the fiscal year ended December 31, 2022. Our rest of the world segment consists of our U.S. operations with revenue of approximately $0.5 million in the fiscal year ended December 31, 2022.

Israel

Our primary and largest operation is in Israel where SHL has developed a successful telemedicine service offering for individuals and communities. In Israel, SHL provides personal telemedicine services and telemedicine center services to its private pay subscribers based on its proprietary medical technology which enables the users to remotely perform and transmit a full 12 lead ECG at home. SHL’s 24/7 telemedicine center is staffed with an experienced medical team that handles subscriber’s calls. SHL also provides and facilitates immediate assistance to its subscribers in emergency cases, offering home visits by professional medical staff and mobile intensive care ambulance services in certain coverage areas.

We have conducted several clinical studies that indicate that our 12 lead ECG product and cardiac telemedicine services offer a higher quality of care to cardiac patients as measured by post myocardial infraction hospitalization mortality and readmission rates. Specifically, a clinical study published in the Telemedicine and e-HEALTH Journal (tmj) in 2009 found the one year post acute myocardial infraction (“AMI”) mortality rate of SHL Telemedicine subscribers in Israel to be 4.4% compared to 9.7% for patients in the Acute Coronary Syndrome in Israel Survey (ACSIS) 2004, a biannual survey of all 26 intensive cardiac care units operating in Israel. Similarly, in a clinical study published in the Telemedicine and e-HEALTH Journal (tmj) in 2014, SHL Telemedicine subscribers hospitalized for AMI in Israel experienced 30-day post-hospitalization readmission rates of 5.8% compared to 30-day post-AMI readmission rates ranging from 11.3% to 28.1% in a number of previous studies published in leading medical journals.

Subscribers to SHL’s cardiac telemedicine services purchase our user friendly personal 12 lead ECG technology pay monthly fee for the use of these services, generating recurring revenues. SHL’s dual position both as an experienced operator of telemedicine services and as a technology developer enables it to offer solutions to healthcare payers and providers seeking a cost effective and innovative alternative to traditional healthcare delivery methods. To date, SHL has developed its expertise in the design and provision of personal telemedicine services through its extensive experience in operating the largest telemedicine center in Israel in terms of number of patient – subscribers.

Mediton Group

On August 31, 2021, SHL expanded its presence in Israel by acquiring 70% of Mediton Group for approximately $26 million. Mediton is a healthcare service provider working with institutions and payers, governmental entities, and large employer customers.

Mediton was established in 1993, and specializes in diagnostics, preventative healthcare and expert witness services for medical opinions, with medical centers in Israel’s most populated cities – Haifa, Tel Aviv, Jerusalem and Beer-Sheva. Mediton has long standing relationships with Israel’s blue-chip companies, government institutions, payers and health insurance funds. Mediton provides its services through a wide array of healthcare professionals, with whom it employs or contracts with, including physicians, physical therapists, occupational therapists, psychologists, nurses, paramedics, and technicians. Most of Mediton’s contracts are multi-year evergreen contracts, with governmental contracts being subject to Israeli mandatory tender law requirements.

Mediton’s main service lines include the following:

●	Preventative healthcare, including annual medical check-ups that include comprehensive laboratory tests, stress ECG tests, eye exams, and more.
●	Expert witness services for medical experts’ and medical committees, including for disability and workers comp, serving a wide range of institutions, such as pension funds, the Israeli Institute of Social Security, and the Israeli Ministry of Defense.
●	Occupational healthcare, including occupational safety and health regulated medical exams, exposure to hazardous materials, and occupational disability claims, as well as assisting organizations in promoting early detection of diseases and medical conditions within the workforce by offering periodical check-ups and specialized examinations.
●	Medical examinations, including at home, for the underwriting of insurance policies for health, disability, life, or nursing home policyholders.
●	Medical and psychological evaluations, including for truck drivers, public transportation drivers and drivers of hazardous cargos.

SHL believes this acquisition provides it the ability to leverage synergies and cross-sell its technology and services to Mediton’s customers and Mediton’s services to SHL’s customers.

Germany

SHL is a leader with a long history in the German telemedicine market having entered into agreements with the largest German health insurance funds. These agreements are typically multi-year contracts for the provision of telehealth services to insured patients of the health insurance funds. SHL provides its services in Germany primarily from its telemedicine center in Munich.

SHL primarily provides the following services to health insurance funds in Germany:

●	Remote monitoring of chronic patients: Our remote patient monitoring programs monitor and stabilize patients with chronic conditions, including congestive heart failure, and geriatric patients at home, reducing hospitalizations and saving costs for its health insurance fund customers.
●	Telehealth hot-line services: Remote real-time medical consultations, scheduling of doctor appointments, second opinion services, and structured health coaching programs for cardiac conditions.
●	Doctors’ Virtual visits: A recently launched service that allows health insurance fund patients to connect on-demand with doctors for virtual video appointments.

Recent legislative initiations in Germany have promoted the increasing use of telemedicine. In the fall of 2020, German legislation introduced so-called digital health applications (DiGAs) to statutory health insurance (“SHI”) care. Other initiatives supporting the promotion of telemedicine include e-prescription as well as electronic health record initiatives.

In January 2022, the Federal Joint Committee, G-B-A, a German regulatory governmental body, introduced reimbursement for remote monitoring of patients with heart failure (RPM-HF) by German statutory health insurance funds. These services are provided in cooperation with a telemedicine center and physicians qualified as specialists in internal medicine and cardiology. G-BA reimbursement for remote patient monitoring RPM-HF provides SHL another channel to offer its remote monitoring services for chronic congestive heart failure patients in addition to its traditional agreements with German health insurance funds.

Main Growth Drivers in Germany:

1.

New services, including with existing customers: At the end of 2020, SHL entered into an agreement with BARMER GEK, one of the largest health insurance funds in Germany (“BARMER”), to provide Doctors’ Virtual Visits in Germany. In July 2021 BARMER announced the availability of this new service to all its insured patients on a nationwide basis. Subsequently, in September 2022, SHL won a long-term contract with BARMER to provide these services for a seven years period and in 2023 BARMER launched marketing and communication activities for the new BARMER Teledoktor digital App which provides SHL’s Doctors’Virtual Visits and Telehealth Services to all of BARMER’s insureds in Germany. In November 2022 SHL entered a contract with AOK Plus, another large German health insurance fund, to provide these services to its insured patients.

2.

New customer wins: We believe that SHL has a strong competitive advantage and position in terms of quality, know-how and long term customer relationships. We invested significantly in the development of our platform, and we believe we are well positioned to gain more market share. In November 2021, SHL was awarded a multi-year telehealth contract to provide services to geriatric patients of AOK Rheinland-Pfalz/Saarland – Die Gesundheitskasse, a large German health insurance fund.

3.

Telemonitoring for congestive heart failure patients: Telemonitoring for congestive heart failure patients has become the standard of care since early 2022 following the introduction of remote monitoring reimbursement by G-BA.

4.	Market Trends (COVID-19): COVID-19 has accelerated the growth of telehealth and doctor’s virtual video appointments.

United States

SHL introduced its unique and patented FDA-cleared SmartHeart® platform to the U.S. market in 2020, providing U.S. customers the high quality technology and benefits of its mobile 12 lead ECG technology developed and sold in Israel. The SmartHeart® platform is SHL’s latest generation ECG solution which is a cloud-based technology that is the only 12 lead personal ECG enabling a full, hospital-quality ECG to be performed anywhere at any time by a lay-person without assistance from a medical professional. SHL’s SmartHeart® solution enables patients to conduct a 12 lead ECG procedure in various remote settings, including from their home. The connectivity of SHL’s SmartHeart® cloud-based platform to certified healthcare professionals allows for a prompt virtual review and interpretation of data collected on its 12 lead ECG.

SHL’s SmartHeart® platform is currently approved by the U.S. Food and Drug Administration, or FDA; for use only with a prescription. SHL is in the process of seeking the U.S. FDA over-the-counter, or OTC, clearance for SmartHeart® through the 510(k) pathway. Although we believe that given the FDA’s feedback to a pre-submission that we filed regarding the OTC clearance for SmartHeart®, the materials and documentation we prepared and are contemplating to prepare will ultimately enable us to obtain OTC clearance from the FDA, the FDA approval process is highly stringent and there can be no assurance that SHL will ultimately be successful in obtaining OTC clearance from the FDA, or the length of time required to obtain any such approval. See “D. Risk Factors – We operate in a highly regulated industry and failure to comply with the complex regulations applicable to us could result in investigations, legal judgments or penalties, which could materially adversely affect our business” and “We depend on evolving governmental regulation in and around the health care industry and failure to comply with these and other laws and regulations could have a material adverse effect on our business, financial condition and results of operations.” in Item 3. Key Information.

Growth strategy

We have been at the forefront of providing and developing telemedicine services and technology for over 30 years. We have vast experience in remotely monitoring and managing acute and chronic heart patients. Our telemedicine centers review ECG transmissions and other data received directly from our customers and transmitted from a variety of devices, including the personal mobile ECG devices developed by us and provided to our customers.

Our telemedicine services for chronic heart failure patients and other chronic patients reduce hospital readmissions and the duration of hospitalizations of patients, decrease mortality and improves patients’ quality of life.

For both our acute and chronic telemedicine services, we provide cardiac and other home-use medical monitoring technology that transmit data to our telemedicine centers. We analyze the data received and interact with our clients to monitor their wellbeing and levels of compliance with their set treatment. Clinical data is maintained in our data base in compliance with data protection rules and made securely accessible online to patients and their approved physicians.

Virtual medical services are gaining momentum, offering growth potential in both existing and new markets.

The COVID-19 pandemic has illustrated the importance and many benefits of telemedicine and the need to be able to implement comprehensive technological solutions to track, diagnose, offer treatment, and maintain ongoing care for patients remotely, as our services and products offer.

We continue to focus our efforts on driving the growth of our operations in the German and Israeli markets by addressing current customer needs and new opportunities while promoting the SmartHeart® platform technology in the U.S. and elsewhere.

We intend to continue to seek to enhance our growth by selectively acquiring cross-selling businesses that offer synergistic product lines and complementary technologies and services, such as the Mediton acquisition. We are continuously examining potential acquisition targets, including competitors, businesses with related technologies and certain operators of telemedicine centers.

Regulations

General

In many countries and regions, most notably the U.S., Western Europe and Japan, medical device products and software such as our products are subject to legislation adopted by regulatory agencies and governments at all levels. In the U.S., medical products are subject to Food and Drug Administration, or FDA, approval. In Europe, many products require the CE Marking before they can be sold in the EU. The regulatory approval process is lengthy (usually approximately 6 to 12 months in all of the developed markets), expensive and uncertain, and any approvals or clearances that we seek may be denied. Product approvals and clearances, if issued, can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The FDA, and similar regulatory authorities in other countries, also require us and any manufacturing contractors we employ to adhere to regulations setting forth requirements for Good Manufacturing Practices, or GMP, which include extensive testing, control and documentation requirements to ensure quality control. Failure to comply with applicable regulations could result in sanctions being imposed on us.

In various countries a special authorization is needed to process and store personal data, such as patient medical data. The transmission of personal medical data via telecommunications, especially cross border transfer via internet, is a relatively new development, and patient and health care industry concerns regarding the confidentiality of such information could lead to further legislation and regulations that govern the methods of transmitting and storing patient medical data. Failure to comply with these and other laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Israel

In Israel, we operate under legislations and regulations that apply to the provision of the telemedicine services provided by us and the healthcare services provided by the Mediton Group. In addition, medical equipment laws apply to the medical devices being used by our private pay subscribers and by the Mediton Group in providing its healthcare services. These laws provide that medical equipment may only be manufactured and marketed in Israel, if it is registered as medical equipment in the “AMR register,” in accordance with the Israeli registration conditions. In addition, certain regulations and Ministry of Health procedures apply to the provision of our telemedicine services and the use, operation, calibration and maintenance of certain medical devices or equipment and pharmaceutical products being used or operated by us or by the Mediton Group. The marketing and sale of our telemedicine services to our private pay consumers in Israel are also subject to Consumer Protection laws, and regulations, the goal of which is to protect individual customers from misleading sales methods.

We and our business customers are subject to various laws governing privacy protection, confidentiality information and security laws. Because we and the Mediton Group retain personal and medical information of patients or other persons, we are also subject to data privacy protection and security laws, which require that owners of databases containing such information to meet certain obligations such as registration with authorities and the appointment of a database administrator to supervise the use of stored information only for its original purposes.

In Germany and the United States, SHL is also subject to laws prohibiting the corporate practice of medicine and laws that govern financial and other arrangements between health care providers and payers which are designed to regulate the referral of a patient to a particular provider for medical products and services.

Germany

In Germany, we utilize a business-to-business, or B2B, model, where we work with health insurance funds to remotely monitor and stabilize patients and save costs for health insurers.

Healthcare in Germany is primarily organized by the statutory health insurance system (SHI). Approximately 90% of the population in Germany is insured within the SHI, while around 10% of the population are covered by private health insurance. Through the SHI funds, citizens have equal access to healthcare benefits from healthcare professionals who are licensed and provide healthcare services within the statutory healthcare system. Membership in the statutory health insurance system is mandatory for employees unless their income rises above an annually determined threshold.

In connection with the SHI system, the legislature creates the legal framework for the provision of medical services, and the medical self-governing bodies, such as the associations (at a federal and regional level) of SHI accredited physicians, SHI funds and the German Hospital Federation, formulate and implement in detail which healthcare services will be provided and under what conditions. The highest decision-making body in the SHI system is the Federal Joint Committee (Gemeinsamer Bundesausschuss), or G-BA, a German association representing all relevant parties of the healthcare sector such as physicians, hospitals, health insurance funds and patients. The G-BA issues directives and determines the benefit package of the SHI system. The organization of the SHI system, the responsibilities of the G-BA and the other self-governing bodies, as well as the provisions for medical care, are laid down in the Social Code Book V (SGB V).

In addition, as a main principle, SGB V sets out that patient entitlement to medical service within the system of the SHI is restricted by the “efficiency principle”, namely that the respective healthcare must be sufficient, appropriate and economically efficient, and must not exceed the extent of what is necessary. Recently, SGB V has been subject to numerous legislative changes and amendments primarily to improve, enhance, and take advantage of the opportunity provided by the digitalization of medical services with the ultimate goal of improving the quality of healthcare.

Digitalization of medicine and the pandemic have accelerated the introduction and application of telemedicine services in Germany in recent years. In 2018, with the exception of the State of Brandenburg, the general prohibition for physicians to diagnose and treat patients solely by means of telecommunication has been lifted. These prior professional rules of conduct prohibited physicians from taking on new patients without direct, physical interactions. With the exception of the State of Brandenburg, patients in all states may now be diagnosed and treated solely by means of telecommunication, provided that – in each individual case – such provision of medical care is reasonable from a physician’s perspective and it is ensured that the necessary level of care is applied. Since then, the use of video and phone consultations of physicians is allowed and is increasing. In the wake of such change, the general prohibition to advertise such remote medical services has been abolished as well. Advertisement for remote medical services is now permitted, provided that – according to the recognized medical state of art – a personal and direct contact between the physician and patient is not necessary.

New legislation was introduced in Germany in 2020 that made the use of telemedicine services permissible and contained provisions designed to support and encourage their increasing usage. We believe that these favorable legislative trends will result in a significant part of the market shifting to remote medical services in the coming years, with virtual visit services and patient care becoming new standards of care. In January 2022, the G-B-A, introduced reimbursement for remote monitoring of patients with heart failure (RPM-HF) by German statutory health insurance funds. These services are provided in cooperation with a telemedicine center and physicians qualified as specialists in internal medicine and cardiology. G-BA reimbursement for remote patient monitoring RPM-HF provides SHL with another channel to offer its remote monitoring services for chronic congestive heart failure patients in addition to its traditional agreements with German health insurance funds.

In the fall of 2020, German legislation introduced so-called digital health applications (DiGAs) to SHI care. DiGAs are class I or II medical devices, such as medical applications. Currently, 35 DiGAs are listed in a catalogue pursuant to Section 139e SGB V and may be prescribed by a treating physician. SHI patients are entitled to receive such DiGAs.

European Union

In Europe, the requirements for medical devices are established in two European regulations applicable since May 26, 2021 in all current and future member states of the European Economic Area (“EU”). The two regulations are (1) the European Union Medical Device Regulation (the “MDR”) and (2) Regulation (EU) 2017/746 of April 5, 2017, relating to in vitro diagnostic medical devices. Although the MDR is self-binding in all member states of the EU, numerous acts of the EU and of national legislation in each member state are necessary to fully implement the legal provisions. These provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity assessment procedure and re-certification of all medical devices regardless of whether they have already been placed on the market. During the EU EPSCO (Employment, Social Policy Health and Consumer Affairs) Council Meeting in December 2022, the council identified risks relating to the shortage of medical devices in the EU market due to the MDR. It was determined that a legislative change would be required to address this, and accordingly, on March 20, 2023, the European Commission adopted amendments to the MDR, to allow for extension of the transitional provisions contained in the MDR until the end of 2027 or 2028 depending on the classification of the device.

United States

Manufacturers of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, clinical research, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping. Further, we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to the FDA’s Quality System Regulation (21 C.F.R. Part 820) and related FDA guidance, which requires us to manufacture products in accordance with GMP, including standards governing product design. The medical device reporting regulations and guidance require that we report to the FDA whenever we receive or become aware of information that reasonably suggests a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned, and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. FDA regulations also may require us to conduct product recalls and take certain other corrective actions in response to potential quality issues. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in a false or misleading manner. We are also prohibited from promoting unapproved or uncleared drugs or devices more generally. Finally, as with our pharmaceutical products, states impose additional requirements on our drug and device manufacturing and distribution activities, including requiring additional state licenses. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements.

Sales and Marketing

Sales and marketing activities are managed in each of our local territories in accordance with its main business model. In Israel, the business model is focused on marketing and selling SHL cardiac monitoring services directly to individuals consumers. Our marketing and sales activity therefore is focused on the acquisition of individual customers. Mediton’s marketing and sales are focused on providing its services to institutions and payers. In Germany, the business model is based on the B2B model, where we have agreements with German health insurance funds to provide services to insured patients of such healthcare insurance funds as well as other services such as Telehealth and Doctors’ virtual visits, and therefore marketing and sales activity in Germany is focused on the German health insurance funds’ customers. In the US, SHL is focused on marketing and selling its unique and patented FDA-cleared mobile 12 lead ECG SmartHeart® platform to health systems, healthcare providers, payers and other healthcare business customers, including leading healthcare providers such as the Mayo Clinic, CVS and Henry Schein.

Customer Relationships

A key part of our business is establishing and maintaining strong collaborations with leading providers and consumers in the health industry, including top health insurers, health organizations and medical centers.

In Germany, we have various multi-year agreements, known as Section 140 agreements, for the provision of our telemedicine services, with a number of leading German SHI funds that collectively provide health insurance coverage to approximately 30% of the German population in the aggregate (amounting to approximately 25 million persons). These agreements generally contain terms ranging from four to seven years, with some containing evergreen renewal provisions.

Pursuant to these agreements, the SHI funds refer their chronic patients, including those with cardiac congestive heart failure (“CHF”) conditions, to us for remote monitoring services. We provide these patients at-home monitoring systems that enable them to transmit data to telemedicine centers on a daily basis or as needed upon presentation of symptoms. In the event of change or deviation in a patient’s data, the telemedicine center contacts the patient and provides guidance to stabilize the patient’s condition, in order to prevent further deterioration and avoid hospitalization. Payment for these services by the SHUI funds is based on a fixed amount per period for each insured patient enrolled in our service.

In addition, we also provide telehealth and virtual physician visit services to the insured patients of German SHI funds pursuant to other Section 140 agreements. Payment for these services by the SHI funds is transactional and is based on the number and type of service used by the insured.

In the US, our business is primarily focused on the marketing and sale of our SmartHeart® platform to healthcare business customers. We engage with healthcare facilities and providers with the goal of providing them with our SmartHeart® platform to be incorporated into their different platforms in multiple use cases and settings. In October 2020, we entered into a collaboration with the Mayo Clinic to evaluate the incidence of emergency department visits, rehospitalizations and major adverse cardiovascular events (MACE), and cost-effectiveness over a period of 90 days after the first hospitalization for a heart attack for patients using our SmartHeart® 12 lead ECG. In October 2021, we entered into a Purchase and Service Agreement with CVS Pharmacy Inc, according to which SHL provides its SmartHeart® 12 Lead ECG unit and technology for the delivery of ECGs and related services at select MinuteClinic locations. In March 2022, CVS Health expanded the use of our SmartHeart® to the CVS Health Clinical Trial Services™, to be used for delivery of full 12 Lead ECGs in clinical trials.

Competition

In the last few years and particularly during the COVID-19 pandemic, we have experienced rapidly growing competition within the field of telemedicine services and products. Our main competitors include small companies providing focused solutions for a limited number of specific healthcare conditions, as well as larger companies providing comprehensive healthcare services. These companies, which may offer their services at lower prices, are continuing to develop additional products and are becoming more sophisticated and effective. In addition, large, well-financed healthcare providers and insurance carriers have in some cases developed their own platform or tools and may provide these solutions to their clients at discounted prices. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback or guidance, and from other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Competition in Israel

In Israel, our main competitor is Natali (a company for emergency medical services in Israel) Ltd., which provides telehealth and home care services, and Monitor - emergency medical services Ltd, a cardiac monitoring company.

Mediton competes primarily with companies providing medical services such as LMS (lotem medical services), MPT, Cardiomedix, Femi connecting healthcare, Shemer Medical Institute, and in certain cases units operated by hospitals.

Competition in Germany

We operate in a highly competitive environment in Germany. We compete with large companies with global reach and significant experience in this market such as Philips Medical Systems and Teladoc, companies with significant national presence such as Otto Group – Medgate and Vitaphone, as well as smaller players such as 4 sigma, and MD-Medicus. We expect there will be consolidation in this market as companies seek to acquire know-how and technologies and leverage the synergies of complementary products and services and efficiencies of scale.

Competition in the US

We operate in a highly competitive and fragmented industry, subject to rapid change and significantly affected by new product introductions, results of clinical research, corporate combinations and other factors. Large competitors in the ambulatory cardiac market including GE Healthcare, Medtronic Inc., Boston Scientific Corporation, and Philips Medical Systems. Recently, there has been an increase in acquisition activity and consolidation in our industry. Many of our competitors have substantially greater financial, manufacturing, marketing and technical resources than we do. Furthermore, many of our competitors have well-established brands, widespread distribution channels, broader product offerings and an established customer base.

These competitors have also developed patch-based cardiac monitors that have received FDA and foreign regulatory clearances. We are also aware of small start-up companies entering the 12 lead ECG cardiac monitoring market, such as Heartbeam Inc. Large medical device companies may continue to acquire or form alliances with these smaller companies in order to diversify their product offering and participate in the digital health space. We believe the principal competitive factors in our market include:

●	ease of use, comfort and unobtrusiveness of the device for the patient;
●	quality and clinical validation of the deep-learned algorithms used to detect arrhythmias;
●	concise and comprehensive reports supporting efficient physician interpretation;
●	ease of use of service workflow for physicians and supporting clinicians;
●	contracted rates with third-party payors;
●	government reimbursement rates associated with our products and services;
●	quality of clinical data and publications in peer-reviewed journals;
●	size, experience, knowledge and training of sales and marketing teams;
●	reputation of existing device manufacturers and service providers; and
●	relationships with physicians, hospitals, administrators, and other third-party payors.

C.	ORGANIZATIONAL STRUCTURE

SHL Telemedicine Ltd. is the parent company of a group of direct and indirect subsidiaries worldwide. The following table lists our subsidiaries, their countries of incorporation and our direct or indirect ownership interests in them.

Country of
Subsidiary	Incorporation	Direct/Indirect Ownership Interest

Shahal Haifa Medical Services Ltd.	Israel	Authorized Share Capital: NIS 13,000 divided into 13,000 ordinary shares, par value NIS1.00 each Issued Share Capital: 200 ordinary shares—100% held by SHL
Shahal Rashlatz- Rehovot Medical Services Ltd. (“Shahal Rashlatz”)	Israel	Authorized Share Capital: NIS 16,600 divided into 16,600 ordinary shares, par value NIS1.00 each Issued Share Capital: 100 ordinary shares—100% held by SHL
Mediton Medical Centers Chain Ltd. (“Mediton Medical”)	Israel	Authorized Share Capital: NIS 22,900 divided into 22,900 ordinary shares par value NIS1.00 each Issued Share Capital: 100 ordinary shares 70% (held by Shahal Rashlatz)
Medishur Ltd.	Israel

Authorized Share Capital: NIS 2,640 divided into 2,600 ordinary shares par value NIS 1.00 each and 40 Management shares par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares

70% (held by Shahal Rashlatz)

Mediton - Adam Ltd.	Israel

Authorized Share Capital: NIS 200 divided into 100 management shares par value NIS 2.00 each, and NIS 22,800 divided into 22,800 ordinary shares par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares, 4 management shares

70% (100% held by Mediton Medical)

SHL Telemedicine International Ltd. (“SHL INT”)	Israel	Authorized Share Capital: NIS 101,000 divided into 101,000 ordinary shares, par value NIS1.00 each Issued Share Capital: 10,000 ordinary shares—100% held by SHL

SHL Telemedicine B.V (“SHL BV”)	The Netherlands	Authorized Share Capital: EUR 75,000 divided into 300,000 ordinary shares, par value EUR 0.25 each Issued Share Capital: 74,043 ordinary shares—100% held by SHL INT
Personal Healthcare Telemedicine Services Europe B.V. (“PHTS”)	The Netherlands	Authorized Share Capital: EUR 4,000,000 divided into 400,000 ordinary shares, par value EUR 10.00 each Issued Share Capital: 811,500 ordinary shares—100% held by SHL BV
SHL Telemedizin GmbH (“SHL Telemedizin”)	Germany	Authorized Share Capital: EUR 300,000 divided into 2 ordinary shares, par value EUR 25,000 and EUR 275,000 Issued Share Capital: 2 ordinary shares—100% held by PHTS
Almeda GmbH	Germany	Authorized Share Capital: EUR 25,000 Issued Share Capital: 25,000 shares with par value EUR 1.00—100% held by SHL Telemedizin
Jumedi GmbH	Germany	Authorized Share Capital: EUR 25,000 Issued Share Capital: 4 shares of par value EUR 6,250 each —100% held by SHL Telemedizin
Gesellschaft für Patientenhilfe DGP mbH	Germany	Authorized Share Capital: EUR 25,000 divided into 2 ordinary shares, par value EUR 24,750 and EUR 250 Issued Share Capital: 2 ordinary shares—100% held by SHL Telemedizin
SHL Telemedicine USA, Inc.	USA (Delaware)	Authorized Share Capital: $1.00 divided into 100 shares of common stock, par value $0.01 each Issued Share Capital: 100 shares of common stock—100% held by SHL INT
SHL Telemedicine India Private Limited	India	Authorized Share Capital: Rs 7,000,000 divided into 700,000 equity shares of Rs 10 each Issued Share Capital: 625,126 equity shares—99.9% held by SHL INT and 0.01% held by SHL BV

D.	PROPERTY, PLANTS AND EQUIPMENT

The following table identifies our principal office and telemedicine center facilities, all of which are rented by us:

Location	Address	Description	Approximate Size
Munich - Germany	Balanstraße 69 Munich	SHL’s German head office and telemedicine center in Germany	3,208 sqm

Israel	HQ- 90 Yigal Alon St. Tel Aviv	SHL’s Israeli head office and telemedicine center	5,389 sqm

Israel	18, Hahashmal St. Tel Aviv*	Mediton – Medical services	2,752 sqm
*	We lease this property from an affiliate of the 30% minority shareholder of Mediton from whom we acquired our 70% interest in Mediton.
ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           OPERATING RESULTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the consolidated financial statements and related notes thereto of us beginning on page F-1 of this Annual Report. The discussion should also be read in conjunction with the information included and referenced in Item 3.D. “Key Information – Risk Factors,” Item 5. “Operating and Financial Review and Prospects” Results, Item 8. “Financial Information” and Item 18. “Financial Statements.”

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Cautionary Note Regarding Forward-Looking Statements,” Item 3.D, “Key Information—Risk Factors” and information elsewhere in this Annual Report.

Overview

SHL is an international group specializing in telemedicine services, including the provision and development of advanced personal telemedicine solutions, with operations in Israel, Germany and the United States. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a telemedicine center or healthcare provider via telecommunication networks and the subsequent data reading and provision of medical assessment or services to the individual via electronic telecommunication technologies. Our personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health.

We are a leader with a long history in the telemedicine market in Israel and Germany, providing remote medical services and patient management, with telemedicine centers in Israel and Germany that are available 24/7, and global service of cloud-based technology, all of which results in about 3 million interactions and data readings annually.

Today, our primary focus is developing technologies, solutions, and advanced telemedicine services to diagnose and monitor the heart and other cardiac diseases, such as congestive heart failure. Our key product is the SmartHeart® platform, a unique advanced technology that is the only full ECG 12 lead ECG that enables a hospital-quality full ECG to be performed by a lay-person without the assistance of a healthcare professional. The SmartHeart® platform’s technology is FDA-cleared and patented, and SmartHeart® is registered as a trademark.

Basis of Presentation

We prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board. The presentation currency of our financial statements is the U.S. dollar.

Our significant accounting policies are described in Note 2 of our audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020 included elsewhere in this Annual Report.

Impact of COVID-19 on Our Business and Operations

In the first quarter of 2020, the coronavirus epidemic broke out in China, and has spread to many other countries around the globe, including countries in which we operate. The World Health Organization declared that COVID-19 is a global pandemic. The COVID-19 outbreak, as well as the uncertainty regarding the spread of the virus, have led to a global economic slowdown.

SHL’s financial results were also initially negatively impacted by the COVID-19 pandemic. Specifically, in Germany, SHL’s revenues were negatively impacted as a result of longer decision making cycles of institutional customers, delays in the launch of new programs and slower recruitment of patients to our telehealth and remote chronic patient monitoring programs, as fewer patients were able to visit their physician’s office as a result of the pandemic in order to be referred to telemedicine programs.

In addition, we were required to implement various measures early in the pandemic, particularly in Israel and Germany, in order to enable us to continue to operate safely and seamlessly, and to provide protected working environments to our employees. These measures included the implementation of different operating processes, such as self-contained shifts (“capsules”) and the shift of a considerable part of our workforce to remote working, all of which needed to be supported by IT and communication solutions, and led to increased operating costs.

Certain of these measures, such as those related to improvements and modifications to facilities and IT and communications infrastructure and equipment, required one-time upfront fixed costs to implement. Other measures such as expenditure for personal protective equipment and enhanced cleaning services have resulted in increases variable costs that tend to increase and decrease based on the prevalence of COVID and state of the pandemic. Given the continued prevalence of COVID-19 and it being a rolling event with new variants evolving, even though the COVID-19 vaccine is now being administered in Israel and other territories, these operational changes are ongoing and we expect that many, if not all, may need to remain in place permanently. While the measures requiring one-time upfront fixed costs did not materially impact our 2022 financial results and are not expected to have ongoing impacts to our future expenses and profitability, we expect that, like many companies, the increased variable costs resulting from other required measures tied to COVID outbreaks and its overall prevalence of COVID at any given time may impact future profitability depending on their frequency and severity and our ability to pass the resulting increases in our variable costs on to our customers.

At the same time, we believe the COVID-19 pandemic has served as a catalyst for the acceleration in the adoption of telemedicine and that we are well positioned to exploit future opportunities in the global telemedicine space. While the COVID-19 pandemic has subsided, enabling the resumption of in-person activities and interactions, the Company believes that demand for telehealth services is likely to continue to grow, albeit slower than it did in early 2020 following the increased adoption of telemedicine services brought on by the COVID-19 pandemic. See “D. Risk Factors – The ongoing COVID-19 pandemic continues to present operational, health, labor, logistics and other challenges, and it is difficult to assess the ultimate impact of the COVID-19 pandemic on our business, financial condition and cash flows.”

Components of Operating Results

General

Most of our revenues and expenses are generated in New Israeli Shekels (“NIS”). Accordingly, we consider the NIS to be our functional currency in Israel and our consolidated financial statements are prepared in NIS.

Our reporting currency is in U.S. Dollars. The translation of our financial statement to U.S. dollars is based on the following methods:

a)

Assets and liabilities of foreign operations, including goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of said foreign operation, are translated at the closing rate at the end of the reporting period.

b)	Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods.
c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.
d)

Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve”.

As we evaluate our growth prospects and manage our operations for the future, we believe that we can further expend healthcare services in Israel and Germany and increase the worldwide distribution of SmartHeart® platform solutions (mainly in the United States).

We followed the below sales strategy in fiscal year 2022 in order to expand our revenues:

●	Leverage synergies and cross-sell our products and services with Mediton;
●	Commercial agreements with leading U.S. healthcare providers such as the Mayo clinics and CVS;
●	Commercial agreements with BARMER and other health insurance funds in Germany for doctor’s virtual visits and telehealth services;
●	Increased sales and marketing activities mainly in the US;
●	Increased research and development investments related to the SmartHeart® platform; and
●	Continued pursuit of strategic relationships with customers, mainly in the US.

Revenues

In general, our revenues derive from healthcare services contracts (B2C and B2B) which is recognized over time and the sale of telemedicine devices, which is recognized at the point of time when the control of the goods is transferred to customers.

Cost of revenues

The cost of revenues consists of salaries and related expenses, external services fees, cost of devices, and allocation of overhead expenses. Overhead expenses consist of a variety of costs, including rent, office IT and associated expenses.

Research and Development Expenses

Research and development expenses, consists primarily of salaries and related expense payments for subcontractors and overhead expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses, commissions and fees to third party representatives, marketing & advertising, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, including share-based compensation, professional fees (which include legal, audit and other consulting fees) and other general corporate expenses

Financial Income (loss), Net

Financial income, net, consists primarily of share option liability adjustments, earning or loss from marketable securities, interest earned on bank deposits, bank charges, and gains or losses from the exchange rate differences in respect of balances and transactions in other than functional currencies.

Results of Operations

	Year ended December 31,
	2022	2021	2020

	(in thousands)
Revenue	$58,998	$49,582	40,164
Cost of revenue	31,809	24,989	19,520
Gross profit	27,189	24,593	20,644
Operating Expenses:
Research and development	3,788	2,985	2,763
Sales and marketing	11,403	9,454	7,762
General and administrative	16,748	12,103	9,174
Other expenses	416	548	549
Total operating expenses	32,355	25,090	20,248
Operating profit (loss)	(5,166)	(497)	396
Financial income (expense), net	(6,478)	(12,972)	(319)
Profit (loss) before income taxes	1,312	(13,469)	77
Tax expenses (benefit)	1,097	455	(201)
Net profit (loss)	$215	$(13,924)	$278

	Year ended
	December 31,
	2022	2021	2020
Revenue	100%	100%	100%
Cost of revenue	54	50	49
Gross profit	46	50	51
Operating Expenses:
Research and development	6	6	7
Sales and marketing	19	19	19
General and administrative	28	24	23
Other expenses	1	1	1
Total operating expenses	55	51	50
Operating profit (loss)	(9)	(1)	1
Financial income (expense), net	(11)	(26)	(1)
Profit (loss) before income taxes	2	(27)	—
Tax expenses (benefit)	2	1	(1)
Net profit (loss)	0%	(28)%	1%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue:

	Individuals	Institutions
	and	and
	communities	payers	Others	Total

	(in thousands)
Year ended December 31, 2022:

Europe	$—	13,374	—	13,374
Israel	$22,161	22,975	2	45,138
ROW	$—	—	486	486

Total revenues	$22,161	36,349	488	58,998

	Individuals	Institutions
	and	and
	communities	payers	Others	Total

	(in thousands)
Year ended December 31, 2021:

Europe	$—	$17,942	$—	$17,942
Israel	22,331	8,832	27	31,190
ROW	—	—	450	450

Total revenues	$22,331	$26,774	$477	$49,582

Revenues

In 2022, our revenues increased by approximately $9.4 million, compared to 2021. In Israel revenue increased by approximately $13.9 million mainly due to the full year inclusion of Mediton’s results following its acquisition in 2021. In Germany revenues decreased by approximately $4.6 million, $1.9 million of which was due to negative exchange rates between the Euro and U.S. Dollar.

Cost of revenues

Cost of revenue for the year ended 2022 was $31.8 million compared to $25.0 million for the year ended 2021. This increase was mainly related to the full year inclusion of Mediton’s results following its acquisition in 2021, offset in part by a slight decrease from our German operations.

In fiscal year 2022, gross margin was 46% compared to 50% in fiscal year 2021. The slight decrease was mainly related to the full year consolidation of Mediton’s results for 2022.

The following table provides our operating costs and expenses in 2022 and 2021.

	Year ended
	December 31,
	2022	2021

	(in thousands)
Research and development costs, net	$3,788	$2,985
Selling and marketing expenses	11,403	9,454
General and administrative expenses	16,748	12,103
Other expenses	416	548

Total operating expenses	$32,355	$25,090

Research and Development costs, net

Research and development costs increased by approximately $0.8 million in 2022 compared to 2021. The increase was primarily related to the continued development of our SmartHeart® technology and platform, the development of AI tools, and development of a new platform in Germany. R&D gross expenses in 2022 were $7.2 million, of which $5.2 million was capitalized, compared to $4.4 million, out of which $2.6 million was capitalized, in 2021. Amortization of development costs was $1.8 million compared to $1.2 million in 2021.

Selling and Marketing Expenses

Selling and marketing expenses for fiscal year of 2022 were $11.4 million, compared to $9.5 million in fiscal year of 2021. The increase was primarily related to sales team recruitments in the US due to the ramp up of our US activities with leading customers such as the Mayo Clinic and CVS pharmacy, as well as the inclusion of Mediton’s full year results in 2022.

General and Administrative Expenses

General and administrative expenses for the 2022 fiscal year were $16.7 million, compared to $12.1 million in the 2021 fiscal year. The increase was mainly related to the inclusion of Mediton’s full year results in 2022 and to an increase in corporate expenses in preparation for our NASDAQ listing, and an increase in stock-based compensation expenses.

Financial income (expenses), net

	Year ended
	December 31,
	2022	2021

	(in thousands)
Share options	$7,504	$(10,126)
Exchange rate differences	608	(1,590)
Gain (loss) from marketable securities, net	(769)	(114)
Interest, net	(604)	(153)
Financial expenses arising from share options liability	—	(677)
Others	(261)	(312)

Financial expenses, net	$6,478	$(12,972)

Financial income net for the 2022 fiscal year were $6.5 million, compared to net financial expenses of $13.0 million in the 2021 fiscal year. The increase was mainly related to revaluation of share options issued to investors in 2021, as well as negative exchange rate differences, from share options.

Financial income/expense relating to share options arise from changes in fair value based on the valuation of these options at the end of each reporting period. SHL uses the Black Scholes option pricing model when estimating the fair value of its share options. The factors that significantly affected the valuation of share options were (a) the market price of SHL’s ordinary shares, and (b) expected volatility and (c) the expected average life of the share options.

For the twelve months ended December 31, 2022, SHL’s share price decreased and the expected volatility increased from CHF 19.10 to CHF 14.80 per share, and 34.81% - 35.16% to 32.59% - 38.24%, respectively, while the expected average life of share options decreased from 1.06 - 1.13 years to 0.06 - 0.13 years.

For the twelve months ended December 31, 2021, SHL’s share price and expected volatility increased from CHF 11.00 - CHF 11.10 to CHF 19.10 per share, and 53.67% - 53.96% to 34.81% - 35.16%, respectively, while the expected average life of share options decreased from 2 years to 1.06 - 1.13 years.

In 2022, income from exchange rate differences mainly related to the effect of the strengthening of the US Dollar versus the Israeli Shekel by 13.2%. This resulted in exchange rate income of $0.6 million in respect of $6.2 million held in U.S. dollar deposits (as the functional currency of the financial statements of SHL is the New Israeli Shekel).

The strengthening of the US dollar versus the Israeli New Israeli Shekel by 13.2% resulted in other comprehensive loss of approximately $6.3 million in the twelve months ended December 31, 2022 due mainly to the translation of the financial statements of entities of the consolidated group from their functional currency in NIS to the presentation currency in US dollar.

In 2021, expense from exchange rate differences is mainly related to bank deposits in CHF and US Dollars. The exchange rates of the CHF and the US Dollars decreased by 3.2% and 1.2%, respectively, in relation to the New Israeli Shekel which caused exchange rate expenses of approximately $0.6 million.

Taxes on Income

For fiscal year 2022, tax expenses was $1.1 million, compared to tax expenses of $0.5 million in fiscal year 2021. The increase was mainly related to the inclusion of Mediton’s full year results in 2022 and changes in deferred tax assets.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue:

	Individuals	Institutions
	and	and
	communities	payers	Others	Total

	(in thousands)
Year ended December 31, 2021:

Europe	$—	$17,942	$—	$17,942
Israel	22,331	8,832	27	31,190
ROW	—	—	450	450

Total revenues	$22,331	$26,774	$477	$49,582

	Individuals	Institutions
	and	and
	communities	payers	Others	Total

	(in thousands)
Year ended December 31, 2020:

Europe	$—	$17,040	$—	$17,040
Israel	21,067	1,436	3	22,506
ROW	—	—	618	618

Total revenues	$21,067	$18,476	$621	$40,164

Revenues

In 2021, our revenues increased by approximately $9.4 million, compared to 2020. In Israel revenue increased by $8.7 million mainly due to the inclusion of Mediton’s results following its acquisition in 2021. In Germany revenues increased by $0.9 million, $0.5 million of which was due to favorable exchange rates between the Euro and U.S. Dollars.

Cost of revenues

Cost of revenue for the year ended 2021 was $25.0 million compared to $19.5 million for the year ended 2020. This increase was mainly related to the inclusion of Mediton’s results following its acquisition in 2021, offset in part by a slight decrease from our German operations.

In fiscal year 2021, gross margin was 50% compared to 51% in fiscal year 2020. The slight decrease was mainly related to the inclusion of Mediton’s results following its acquisition in 2021.

The following table provides our operating costs and expenses in 2021 and 2020.

	Year ended
	December 31,
	2021	2020

	(in thousands)
Research and development costs, net	$2,985	$2,763
Selling and marketing expenses	9,454	7,762
General and administrative expenses	12,103	9,174
Other expenses	548	549

Total operating expenses	$25,090	$20,248

Research and Development costs, net

Research and development costs increased by $0.2 million compared to 2020. The increase was priority is related to the continued development of our SmartHeart® technology and platform, the development of AI tools, and development of a new platform in Germany. R&D gross expenses in 2021 were $4.4 million, of which $2.6 million was capitalized, compared to $2.4 million, out of which $0.9 million was capitalized, in 2020. Amortization of development costs was relatively flat of $1.2 million compared to 2020.

Selling and Marketing Expenses

Selling and marketing expenses for fiscal year of 2021 were $9.5 million, compared to $7.8 million in fiscal year of 2020. The increase was primarily related to sales team recruitments in the US due to the ramp up of our US activities with leading customers such as the Mayo Clinic and CVS pharmacy, as well as the inclusion of Mediton’s results following its acquisition in 2021.

General and Administrative Expenses

General and administrative expenses for the 2021 fiscal year were $12.1 million, compared to $9.2 million in the 2020 fiscal year. The increase was mainly related to the inclusion of Mediton’s results following its acquisition in 2021 and to an increase of $1.3 million in stock-based compensation expenses.

Financial Expenses, net

	Year ended
	December 31,
	2021	2020

	(in thousands)
Share options	$(10,126)	$—
Exchange rate differences	(1,590)	47
Gain (loss) from marketable securities, net	(114)	156
Interest	(153)	(301)
Financial expenses arising from share options liability	(677)	—
Others	(312)	(221)

Financial expenses, net	$(12,972)	$(319)

Financial expenses net for the 2021 fiscal year were $13.0 million, compared to net financial expenses of $0.3 million in the 2020 fiscal year. The increase was mainly related to revaluation of share options issued to investors in 2021, as well as negative exchange rate differences, from share options.

Taxes on Income

For fiscal year 2021, tax expenses was $0.5 million, compared to tax income of $0.2 million in fiscal year 2020. The increase is mainly related to the inclusion of Mediton’s results following its acquisition in 2021 and changes in deferred tax assets.

Impact of Inflation and Foreign Currency Fluctuations

Our Israeli business is the most significant of our operations. As a result, the majority of our revenues and expenses are generated in NIS. Investment activities and financing activities (excluding capital raise) were made in NIS. Our business in Germany is the second largest component of our operations, the revenues and expenses of which are generated in Euros. We believe our US business will be the main growth driver going forward, however, we consider the NIS to be our functional currency. Accordingly, future additional revenues may be denominated priority in currencies other than NIS and Euros.

Because exchange rates between the NIS, Euro and U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense.

We currently do not have any mechanisms in place to hedge our exposure to foreign currency an interest rate fluctuations. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $101.5 million ($67.1 million in Israel, $23.7 million in Europe, and $10.7 million in the U.S.) as of December 31, 2022 and $108.4 million ($80.2 million in Israel, $19.3 million in Europe and $8.9 million in the U.S.) as of December 31, 2021. We will be able to carry forward these tax losses to future tax years. Except for our Mediton operation, we do not expect to pay taxes in Israel on our income from operations until we utilize our carry forward tax losses. We may, however, be required to pay taxes on our passive income, if any. For more information on taxation, See “Item 10.E.— Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our German and U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

B.           LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, and the proceeds from our private equity offerings, including the exercise of options issued in the private equity offerings. Cash and cash equivalents and short-term bank deposits on December 31, 2022, and December 31, 2021 were approximately USD $18.7 million and $32.1 million, respectively.

For our material cash requirements, including commitments for capital expenditures, as of December 31, 2022, please see “Item 4.A. – Principal Capital Expenditures and Divestitures.” In addition, we expect to receive cash in the amount of approximately $20.3 million with respect to the exercise requests received from the exercise of the investors’ options in January and February of 2023. The sources of funds for such capital expenditure requirements have been cash generated from operations, the proceeds from our private equity offering, including the exercise of options issued in the private equity offerings, and in the case of the Mediton acquisition, our long term credit facility.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected capital expenditures and liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in the future. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months. There can be no guarantee that financing will be available on commercially acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions. Future equity financings could result in the dilution of our existing shareholders. In addition, any of the items discussed in detail under “Risk Factors” elsewhere in this Annual Report may also significantly impact our liquidity.

Cash Flow Discussions

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021 and Fiscal Year Ended December 31, 2020

The following tables reflect the changes in cash flows for the comparative periods:

	For fiscal year ended December 31,
	2022	2021	Change
	US$	US$	US$

	(In millions)
Cash flow data
Net cash provided by (used in) operating activities	(0.1)	0.2	(0.3)
Net cash used in investing activities	(6.4)	(41)	34.6
Net cash provided by (used in) financing activities	(2.3)	51.1	(53.4)

	For fiscal year ended December 31,
	2021	2020	Change
	US$	USS	US$

	(In millions)
Cash flow data
Net cash provided by operating activities	0.2	4.7	(4.5)
Net cash used in investing activities	(41.0)	(7.6)	(33.4)
Net cash provided by financing activities	51.1	0.7	50.4

Cash Flows from Operating Activities

Cash used in operating activities for the year ended December 31, 2022 was 0.1 million dollars, and primarily related to non-cash adjustments of $3.5 million, including depreciation and amortization expenses of $7.1 million, partially offset by financing income of $6.7 million.

Cash provided from operating activities for the year ended December 31, 2021 was 0.2 million dollars and primarily related to net loss of $13.0 million, partially offset by non-cash adjustments of $20.3 million, including of financial expenses of $13.0 million as a result of increase in investors options valuation and depreciation and amortization expenses of $5.4 million and cost of share expenses of $1.3 million while interest and tax payments were $1.3 million and negative change of $4.9 million in our operating assets and liabilities (including inventory increase of $3.1 million).

Cash provided from operating activites for the year ended December 31, 2020 was 4.7 million dollars, and primarily related to non-cash adjustments of $5.1 million, including depreciation and amortization expenses of $4.9 million, partially offset by interest and tax payments of $0.8 million.

Cash Flows Used In Investing Activities

Cash used in investing activities during year ended December 31, 2022 was $6.4 million, primarily related to the capitalization of development cost of $5.2 million, and $5.7 million from investment in short-term deposit, $5.6 million from investment in short-term investment and $ 1.6 million for the purchase of property and equipment, offset in part by $11.7 million from the net proceeds from short term investments.

Cash used in investing activities during year ended December 31, 2021 was $41.0 million and primarily related to subsidiary acquisition of $27.3 million, the purchase of short-term investments of $13.6 million, and the capitalization of development cost of $2.6 million.

Cash used in investing activities during year ended December 31, 2020 was $7.6 million, primarily related to the purchase of short-term investments of $6.7 million, the capitalization of development cost of $0.9 million, and $0.9 million from the purchase of property and equipment, offset in part by $0.8 million from the proceeds from short-term investments.

Cash Flows Used In Financing Activities

Cash used in financing activities during the year ended December 31, 2022 was $2.3 million and primarily related to lease payments of $2.4 million, and repayment of long term loan of $1.7 million partially offset by exercise of options of $2.0 million.

Cash provided from financing activities during the year ended December 31, 2021 was $51.1 million and primarily related to the net proceeds from the issuance of share capital of $36.9 million, $0.5 million from the exercise of options, and $18.3 million in proceeds from long term loans, offset in part by lease payments of $1.9 million and short-term bank credit repayment of $2.7 million.

Cash used in financing activities during the year ended December 31, 2020 was $0.7 million and primarily related to lease payments of $1.5 million, partially offset by short-term credit borrowings of $2.2 million.

Financial Arrangements

On January 7, 2021, a special general meeting of the company approved on the increase of the authorized share capital of the company to 25,000,000 ordinary shares of NIS 0.01 par value each.

On January 21, 2021, the company closed the first of two placements by selling 1,600,000 ordinary shares. In addition, the company issued options to purchase 800,000 ordinary shares at an exercise price of CHF 11.00 per share exercisable for a 24 months period.

On February 17, 2021, the company closed a second private placement by issuing 2,288,889 new ordinary shares. In addition, the company issued options to purchase 1,144,444 further ordinary shares at an exercise price of CHF 11.00, exercisable for a 24 month period.

The expiration dates for the options were January 20, 2023 and February 16, 2023. Upon expiration, the proceeds from the exercise of 1,914,478 options were recorded in equity.

The placement agents in these two private placements received a cash payment based on the amount of cash received in the private placements and from the exercise of the options issued in the placements. In addition, the placement agents were granted options for units at an exercise price of CHF 9.00 per unit. Each unit entitles the placement agents to receive one ordinary share together with an option to acquire 0.5 ordinary share at an exercise price of CHF 11.00 per share. The exercise period for these placement agents’ units is until March 17, 2025. As of December 31, 2022 and May 5, 2023, the number of units granted to the placement agents was 97,281 and 155,720 respectively. These units, if fully exercised, entitle the placement agent to 145,922 and 233,580 shares, respectively.

Since the exercise price of the options issued to the investors in the placements is denominated in CHF while the functional currency of the company is NIS, these options are accounted for upon initial recognition as a financial liability at fair value through profit or loss. After initial recognition, increases and decreases in fair value in each reporting period are recognized in profit or loss as non-cash financial expenses (income).

Although these options are recognized as a liability and measured at fair value through profit or loss in each period until exercise or expiration, settlement of this option is through issuance of shares and requires no cash expenditure or liquidity. Upon exercise or upon expiration the liability will be credited to the equity of the company in addition to the proceeds received upon exercise. As a result, settlement of this option liability is not expected to have a negative impact on our future liquidity.

The option expiration dates were January 20, 2023 and February 16, 2023. As mentioned, the options were recorded in equity.

The following table presents our cash and consolidated capitalization and indebtedness as of December 31, 2022 on an actual basis and as adjusted to give pro forma effect to share options that were exercised from July 1, 2022 through May 5, 2023 as if they had occurred as of December 31, 2022. This information was prepared in accordance with IFRS and was derived from our unaudited consolidated balance sheet as of December 31, 2022 included elsewhere herein. This information should be read in conjunction with the information included and referenced in Item 3.D. “Key Information –Risk Factors,” Item 5. “Operating and Financial Review and Prospects - Results of Operations,” Item 8. “Financial Information” and Item 18. “Financial Statements,” the consolidated financial statements and related notes thereto of us beginning on page F-1 of this Annual Report.

	As of December 31, 2022
	Actual	Adjusted (1)

	(In thousands)
Cash and cash equivalents and short-term investments	18,700	$38,998
Borrowings under credit facility	15,177	$15,177
Shareholders’ equity:
Ordinary shares, par value NIS 0.01 per share	43	$48
Additional paid-in capital (2)	130,009	$155,635
Treasury shares	(2)	$(2)
Capital reserve	1,002	$1,002
Accumulated currency reserve and reserve for defined benefit plans	(2,291)	$(2,291)
Accumulated deficit (3)	(73,074)	$(71,253)
Total shareholders’ equity	55,687	$83,139
Total capitalization	70,864	$98,316
(1)	Adjustments reflect the impact of options exercised from January 1, 2023 until May 5, 2023.

The impact of the exercises are as follows:

Number of options exercised:	1,703,890
Number of shares issued:	1,703,890
Amount of proceeds received upon exercises (thousands):	$20,298

(2)	Including reclassification of the liability for share options to Additional paid-in capital in the amount of $5,333 thousand upon the exercise of the share options.
(3)	The change in accumulated deficit is due to the financial income derived from ongoing revaluation of the options in our consolidated financial statements and of the underwriter fee.

Long term loan

On August 29, 2021, the company signed an agreement with a bank in Israel to obtain a long-term loan in the amount of NIS 59 million (approximately $18 million) for a period of 7 years and 9 months. The loan is denominated in NIS and bears interest at prime plus 1.05% (2.65% as of the signing date). The loan is required to be repaid in 28 quarterly installments following an initial moratorium period of 9 months.

The loan agreement includes certain financial covenants related to the company’s Israeli operations, including with respect to  minimum tangible equity, minimum tangible equity to total tangible assets; and net debt to EBITDA. As of December 31, 2022, the company was in compliance with these covenants.

Mediton Group Acquisition

On August 31, 2021, the company consummated an agreement, dated August 25, 2021, to acquire 70% of the Mediton Group companies, a leading provider of healthcare services in Israel in the field of diagnostics, preventative healthcare, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions such as the Israeli Social Security and the Israeli Ministry of Defense, all four healthcare funds and insurance companies.

The purchase price for the acquisition of approximately NIS 84 million (approximately $26 million) was financed from cash on hand and the NIS 59 million Israeli bank long term loan referred to above. The transaction included the grant of a put and call option over the remaining 30% interest in the Mediton Group.

Sellers Put Option

Pursuant to the Mediton SPA, the sellers have an option for one year from the day following the end of the third anniversary of the closing (“Put Option Period”), to obligate SHLR to purchase all (but not part) of the sellers’ remaining 30% holdings in both Mediton and Medishur (but not one of them), at a price based on a multiple of EBITDA of Mediton Group as defined and set out in the Mediton SPA.

The put option price may be paid in SHL ordinary shares so long as the ordinary shares remain listed on the SIX or another major exchange, with each ordinary shares valued at 90% of SHL’s share closing price on the date the put option is exercised.

As of December 31, 2022 and December 31, 2021, the estimated gross amount of cash outflow assuming the put option will be exercised at the earliest possible date was $11.3 million and $11.6 million, respectively. As discussed above, this amount may be settled in cash or through the issuance of SHL ordinary shares. The principal factor that could have a material impact on the gross amount would be a significant change in  the EBITDA of the Mediton Group in the period prior to the Put Option Period.

For financial reporting purposes, SHL has selected as an accounting policy to record the sellers’ remaining 30% holdings in both Mediton and Medishur as non-controlling interest (“NCI”) in the equity of SHL. The put and call options, which are financial derivatives, are measured at fair value through profit or loss and are presented net in the consolidated balance sheet.

The fair value of the put option to sell the remaining 30% holdings in both Mediton and Medishur represents the difference between estimated fair value of the remaining 30% holdings in both Mediton and Medishur and the exercise price discounted to its present value. As the exercise price gets closer to the fair value of the remaining 30% holdings in both Mediton and Medishur, the effect is to reduce the fair value of the put option. The same would apply in opposite direction to the fair value of the call option of SHL to acquire the remaining 30% holdings in both Mediton and Medishur, as described under the heading “Company Call Option” below.

As of December 31, 2022 and December 31, 2021, the net fair value of the put and call options were $245  (asset) and $67 thousand (liability), respectively. See Note 5b and Note 18h to the consolidated balance sheet as of December 31, 2022 and December 31, 2021, respectively, for an explanation of the methodology and significant inputs used in order to determine the fair value.

In order to provide information as to its liquidity position, SHL discloses in Note 18f to the consolidated balance sheet as of December 31, 2022, the estimated gross cash outflow of $11.3 million assuming the put option will be exercised at the earliest possible date.

Company Call Option

The Mediton SPA also provides SHLR the right for one year from the end of the Put Option Period to oblige the sellers to sell to SHLR all (but not part) of the sellers’ remaining 30% holdings in both Mediton and Medishur (but not one of them) for the higher of the same price as the put option price, or a consideration that reflects a value of NIS 120 million for the companies as of the closing date with such amount being linked to the Israeli Consumer Price Index, minus all dividends paid from the August 31, 2021 closing date until the date the Call Option is exercised, all as set forth in the Mediton SPA.

Long-Term Lease

The company has long-term lease liabilities repayable in monthly equal installments until March 2029. The total aggregate contractual undiscounted payments for these long-term lease liabilities, including interest, amounts to approximately $12,312.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research & Development

As a leading developer of advanced telemedicine technologies the are highly focused on research and development, including predicting artificial intelligence technologies. Our research and development efforts are carried out with the Hadassah Medical Center and the Hebrew University of Jerusalem.

Our gross research and development costs, (excluding amortization and capitalization), were $7.2 million in 2022, $4.4 million in 2021, and $2.4 million in 2020.

Intellectual Property

We seek to protect our proprietary technology and intellectual property through a combination of patents, patent designs, and trademark applications, as well as trade secrets, know-how, and other contractual rights, (including confidentiality and invention assignment agreements). We hold a number of design patents and trademarks, including one of our key products and technologies, the SmartHeart® .

The following table sets forth certain information related to the primary patents and trademarks material to our business:

Owned Patent	Jurisdiction	Expiration Date
Patent #229482 – An Electrocardiographic Monitoring System and Method (Utility Patent)	Israel; China; Europe	In Israel, patent in force until May 21, 2026, and set to expire on May 21, 2032.
Device for Obtaining a Standard 12-Lead Electrocardiogram and a Rhythm Strip – Grant Number 09215998 (Utility Patent)	United States	June 1, 2032

Status of Trademarks filed through WIPO in various countries

Trade Mark Number/Status	Trade Mark Name	Type Of Trade Mark	Validity of Trade Mark (until the following dates)	Owner	Country of Registration
7478308	ramified heart symbol	44 ,38 ,10	2028/18/12	.Intern SHL	Europe (Community Trade Mark)
77638118	ramified heart symbol	44 ,38 ,35	2028/22/12	.Intern SHL	USA
234343	CCM (Logo CCM – Hebrew)	44 ,38 ,10 ,9	2030/13/12	.Intern SHL	Israel
234810	HEART SMART	44 ,38 ,10 ,9	2031/02/01	.Intern SHL	Israel
1096059	HEART SMART	44 ,38 ,10 ,9	2031/21/06	.Intern SHL	WIPO
5618600	HEART SMART Written in Katakana ”スマートハート“	44 ,38 ,10 ,9	2023/27/09	.Intern SHL	Japan

Trade Mark Number	Trade Mark Name	Type Of Trade Mark	Validity of Trade Mark (until the following dates)	Company	Country of Registration
T1116147A Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Singapore
4204156	SMART HEART	9, 10, 38, 44	09/11/2032	SHL Intern.	USA
8-8-2012-001246089 Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	South Korea
2011-360491 Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Japan
1459720 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Australia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Norway
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Switzerland
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Island
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	China
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Turkey
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Croatia
1096059	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Russia

Registered
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Ukraine
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Moldova
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Serbia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Georgia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Montenegro
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Belarus
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Monaco
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Lichtenstein
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	European Union

Status of Trademarks filed in Germany

Trade Mark Number*	Trade Mark Name	Type Of Trade Mark	Validity of Trade Mark (until the following dates)	Company	Country of Registration
302021116844	TELECOR	44	Pending final approval	SHL Telemedizin GmbH	Germany
*	Where an international registration number is listed, such number serves as the only registration number in the indicated country.

D.           TREND INFORMATION

See Item 4. “Information on the company.”

E.           CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information about our directors and executive officers as of the date of this Annual Report. Unless otherwise stated, the address of each of our executive officers and directors is Yigal Alon 90, Tel Aviv 67891, Israel.

Name	Age	Position
Ehud Barak	80	Active Co-chairman of the Board of Directors
Yariv Alroy	62	Active Co-Chairman of the Board of Directors
Erez Alroy	59	Director
Prof. Amir Lerman(1)(2)(3)	65	Director
Yehoshua (Shuky) Abramovich(1)(2)(3)	62	External Director

Name	Age	Position
Dvorah Kimhi(1)(2)(3)	73	External Director
David Salton(3)	63	Director
Erez Nachtomy	61	Chief Executive Officer and Director
Amir Hai	56	Chief Financial Officer
Jason Bottiglieri	50	General Manager SHL USA
Yossi Vadnagra	52	General Manager Israel
Linus Drop(4)	50	Managing Director, SHL Telemedizin, Germany
(1)	Member of Audit Committee and Financial Statements Committee.
(2)	Member of Compensation Committee.
(3)	Independent director under Nasdaq and SEC independence standards.
(4)	On April 4, 2023, Mr. Bernd Altpeter was appointed Co-Managing Director of SHL Telemedezin, Germany with Mr. Linus Drop

Ehud Barak has served on our Board of Directors as Co-Chairman since August 11, 2022. Mr. Barak also currently serves on the board of four other Israeli companies: INTERCURE Ltd. (TASE, TSX: INCR), Carbyne Ltd., Guardicore Ltd. and Cypertoka Ltd. Mr. Barak served as the tenth Prime Minister of Israel from 1999 to 2001. Before being elected Prime Minister, Mr. Barak completed an illustrious 36-year career in the Israeli Defense Forces (the “IDF”), as the most decorated soldier in its history. Mr. Barak served in top positions in the IDF, including Head of Planning, Head of Military Intelligence, Commander of the Central Command and Deputy Chief of General Staff. As Chief of the General Staff of the IDF, he was involved in the negotiation and implementation of the 1994 peace treaty with Jordan. Mr. Barak has also served Israel as Minister of the Interior, Minister of Foreign Affairs and Defense Minister. Mr. Barak holds a B.S. degree in mathematics and physics from the Hebrew University in Jerusalem and received his M.S.C in economic engineering systems from Stanford University. Since September 2016, he has served as Senior Fellow non-resident at the Belfer Center for Science and International Affairs at Harvard University. Since March 2013, he has served as founder and Chief Executive Officer of Ergo, a strategic consulting firm.

Yariv Alroy was elected as Chairman of the Board of Directors in December 2018 and has served as Co-Chairman since August 11, 2022. He served as our Co-CEO from 2000 to January 15, 2016. He previously served as managing director of SHL Telemedicine International Ltd. from 1997 to 2000 and as our Chief Operating Officer from 1993 to 1997. He also previously served as a member of the Board from 2001 and 2006 and 2010 and 2014. Before joining SHL, Mr. Alroy worked for a leading Israeli law firm from 1989 to 1993, with his last position as senior partner. Since 2016, he has been an investor and a businessman and serves as a Chairman of UAS Drone Corp. (OTCQB: USDR). He holds an LL.B. from Tel Aviv University, Israel. He is the brother of Mr. Erez Alroy, a member of our Board of Directors, and a member of the Alroy Group, one of our principal shareholder groups.

Erez Alroy served in various executive positions in SHL since its inception, as its Co-CEO from 2000 to January 2015 and as a director from 2008 to 2014. He is currently active in various investments and is a board member in Merhavia Holdings Ltd (TASE: MRHL). Mr. Alroy holds an MBA from the Hebrew University in Jerusalem. He is the brother of Mr. Yariv Alroy, a member of our Board of Directors, and a member of the Alroy Group, one of our principal shareholders.

Prof. Amir Lerman joined our Board of Directors in 2016. He has served as the Vice-Chair, Cardiovascular Department and the Director of the Cardiovascular Research Center at the Mayo Clinic in Rochester (USA) since 2010. He has also served as the Program Director for vascular and valve, Center for Regenerative Medicine at the Mayo Clinic since 2012. In addition, Prof. Lerman serves as the Director of the Mayo-Israeli startup company initiative as well as a faculty member at the Mirage Institute: US-Israel innovation bridge business leadership program, since 2009, in addition to various other positions held at the Mayo Clinic. Since 2001, he has also held an appointment as Professor of Medicine at the Mayo Medical School. Prof. Lerman graduated from the Technion School of Medicine in Haifa, Israel in 1985 and completed his training in internal medicine, cardiovascular diseases and invasive cardiology at the Mayo Clinic in 1994. Prof. Lerman published more than 500 manuscripts, book chapters and reviews; the NIH, AHA and several foundations support his research.

Yehoshua (Shuky) Abramovich joined our Board of Directors in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of I med, Infinity Medical, chairman of Atrade, member of the board of directors and chairman of the investment committee of I.D.I. Insurance Company and as a director in other high-tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance, one of Israel’s largest financial institutions, which provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal Group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel Aviv Stock Exchange until September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has a B.A. in Economics & Business Management and an M.B.A. from Tel Aviv University.

Dvorah Kimhi joined our Board of Directors in December 2018, after previously serving on the Board from 2010 to 2014 and 2001 to 2007. Since 2002, she has served as Vice President for regulatory and legal affairs with Channel 10. She currently serves as Vice President for regulatory and legal affairs with Reshet Media Ltd. (Channel 13), one of the two existing Israeli commercial television channels. Prior to this, Ms. Kimhi served as Chief Legal Advisor to Ananey Communications Ltd., Noga Communications and the Israeli Educational Television. She also serves on the board of directors of Kol Hayyam Hadrom Ltd., an Israel radio station. Ms. Kimhi is a member of the Israeli Bar, holds an LL.B. from Tel Aviv University and has specialized in contract law, corporate law, communication law and regulation.

David Salton joined the Board of Directors in May 2021. He currently holds the position of Chief Executive Officer of Virility Medical, a startup company developing consumer medical devices. Prior to that, he served as CEO of DCL Technologies Ltd., an investment company, and Deputy General Manager of Leumi Partners, a leading Israeli investment bank. Mr. Salton also served as CEO of several private biotech and healthcare companies, and as a board member of several publicly traded companies. He currently is an independent director of InterCure Ltd. (TASE, TSX: INCR) and ARAN Ltd. (TASE: ARAN). Mr. Salton holds a B.Sc., Economics & Management degree from Technion – Israel Institute of Technology, Faculty of Industrial Engineering & Management.

Erez Nachtomy has served on our Board of Directors since December 2018 and as our Chief Executive Officer since May 2020. From 1989 until 2001, Mr. Nachtomy practiced law at a leading Israeli law firm – Weksler, Bregman & Co., becoming a partner in the firm in 1994 and later on promoted to a senior partner. In March 2001, he joined our executive team as Vice President, and from January 2005 to December 2016, he served as our Executive Vice President. Since 2017, he is an investor and a businessman specializing in strategic planning, M&A transactions, and capital raising and business development. He serves as Vice Chairman of UAS Drone Corp. (OTCQB:USDR). Mr. Nachtomy holds an LL.B. from Tel Aviv University, Israel and he is a member of the Israeli Bar.

Amir Hai has served as our Chief Financial Officer since January 2022. Mr. Hai. Prior to joining SHL, Mr. Hai was Chief Financial Officer of RADCOM (NASDAQ: RDCM) from 2018 to December 2021. Before Mr. Hai served as Chief Financial Officer for several other companies including two publicly traded companies (Valor Computerized systems and Shamir optical industry) and served as High-tech Senior Manager for Ernst & Young Israel. Since 2012 to 2021, Mr. Hai also served as external director and chairman of the audit committee of Matrix IT Ltd. Mr. Hai holds a B.A. in Economics from the College of Management Academic Studies in Israel and is certified in Israel as a CPA.

Jason Bottiglieri has served as our General Manager in the United States since June 2022, Mr. Jason Bottiglieri has over 25 years of commercial and executive-level management experience within the cardiovascular device field. He has extensive experience establishing and leading sales, marketing and operations teams, successfully commercializing innovative technologies in the global market. In his most recent position, Mr. Bottiglieri held the role of Chief Commercial Officer at Elucid Bioimaging, a developer of a non-invasive artificial intelligence medical software used for cardiovascular disease diagnosis. Prior to that he served as President and CEO of InnovHeart S.r.L., and as President and CEO of Infraredx, which was acquired by Nipro Corporation of Japan.

Yossi Vadnagra has served as our General Manager of SHL’s Israel operation since June 2021. Mr. Vadnagra joined SHL in February 2017 as Director of Business Development in Israel and previously served as our Chief Financial Officer from June 2017 to May 2021 and as interim Chief Financial Officer from July 2021 to January 2022. He has over eighteen years of experience in international markets with blue chip companies as Chief Financial Officer in the healthcare, retail and engineering sectors. Before joining SHL, he worked for six years as Chief Financial Officer and Co-CEO for G&V Business Solutions Ltd. in Israel and India, and in this capacity, worked with SHL on business development projects in India. Prior to that, Mr. Vadnagra worked for five years as Chief Financial Officer and Strategic Planning for Elbit India Healthcare, a subsidiary of Elbit Imaging Ltd. (NASDAQ: EMITF). Mr. Vadnagra is a CPA (Israel) with an MBA in Finance, both degrees achieved with honors from the College of Management in Israel.

Linus Drop has served as a Managing Director – SHL Telemedizin, Germany since January 25, 2021. Mr. Drop has significant experience in the German healthcare market. He founded Jumedi in 2017 and served as its Managing Director. From 2008 to 2017, he held the position of Managing Director of Sanvartis GmbH, a German telehealth company. Mr. Drop started his career at BARMER Healthcare Insurance Company, where he held different positions for over 10 years. Mr. Drop has been trained and qualified as a social security clerk (SoFa) and is a graduate of the business administration program of the BARMER Leadership Academy.

Bernd Altpeter, was appointed Co-Managing Direct of SHL Telemedizin, Germany on April 4, 2023, with Mr. Drop. Mr. Altpeter has significant experience in the German healthcare and telemedicine market. Prior to joining SHL Telemedizin, Germany, Mr. Altpeter was Global Head of Digital Products and Projects with Boehringer Ingelheim Vetmedica GmbH from July 2021 to April 2023. Before that, Mr. Alpeter founded the Digital Health Group in 2013 serving as its Chief Executive Officer. The Digital Health Group consisted of several companies focusing on digital chronic care management programs and health contract management, providing solutions and services to health insurance companies, physicians and pharma companies. The group was acquired in 2020 by Fresenius SE. Previously, Mr. Altpeter held executive level positions in international organizations in the field of sales and marketing consulting. Mr. Altpeter is a Business Administration graduate from the Technische Universität Berlin, and management training from INSEAD and Duke University.

B.           COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation expenses to our directors and executive officers for the year ended December 31, 2022 was approximately $2,283,474. This amount includes social benefits and car leasing costs. The amount does not include the expense of share-based compensation.

As of May 5, 2023, we have issued 822,683 outstanding options to purchase 822,683 ordinary shares granted to our executive officers and directors under our 2021 Executive and Key Employee Israeli Share Incentive Plan (the “Share Option Plan”) at a weighted average exercise price of $CHF 11.76 per ordinary share.

Individual Compensation of Office Holders

The table and summary below outlines the compensation granted to our directors and executive officers with respect to the year ended December 31, 2022. Our Compensation Policy, Share Option Plan and the terms of the share options granted to our directors and executive officers are described below.

Year-end December 31, 2022

			Share	Weighted
	Base		Options	Average
	Compensation		Granted	exercise price
	and Fringe	Cash	or	of Options
Name and Offices Held	Benefits	Bonus	exercised (1)	Granted	Total
Yariv Alroy
Active Co-Chairman of the Board of Directors	$269,766	—	—	—	$269,766
Ehud Barak
Active Co-Chairman of the Board of Directors	69,939	—	—	—	69,939
David Salton
Director	$40,871	—	—	—	40,871
Prof. Amir Lerman
Director	$48,417	—		—	48,417
Yehoshua (Shuky) Abramovich
External Director	$56,084	—	—	—	56,084
Dvorah Kimhi
External Director	$48,477	—	—	—	48,477
Erez Alroy
Director	$43,037	—	—	—	43,037
Erez Nachtomy
Chief Executive Officer and Director	$346,603	80,366	—	—	426,969
Other Senior Management	$979,816	$300,098	$849,575	CHF 10.73 – CHF 19.33	$2,129,489
(1)	The options are exercisable on a net exercise basis method. The expiration dates of the options granted are as follows:

Weighted Average	Expiration date of the
exercise price of Options Granted	options	Number of Options
CHF 7.04	06/08/2023	38,808
CHF 7.70	10/12/2024	18,000
CHF 6.51	21/02/2025	18,000
CHF 5.61	30/06/2026	50,000
CHF 5.73	10/12/2026	120,000
CHF 10.73	22/01/2027	37,500
CHF 10.73	01/03/2027	250,000
CHF 11.56	18/05/2027	18,000
CHF 12.08	31/05/2027	18,000
CHF 17.02	08/12/2027	90,000
CHF 19.33	02/01/2028	80,000
CHF 17.69	15/02/2028	12,500
CHF 17.39	20/06/2028	100,000

Compensation Policy for Executive Officers and Directors

Israeli Companies Law

Pursuant to the Israeli Companies Law, an Israeli public company is required to adopt a compensation policy with respect to the terms of engagement of its office holders (as such term is defined under the Israeli Companies Law) (a “Compensation Policy”), including directors and controlling shareholders engaged as company officers, subject to limited exceptions which do not apply to us. The adoption of a Compensation Policy requires shareholder approval, further to approval by the Board of Directors, which must consider the recommendations of the Compensation Committee. The shareholder approval must consist of a simple majority of all votes cast, and either (i) the approval of a majority of the shareholders’ voting power represented at the meeting in person or by proxy and voting thereon who are neither controlling shareholders nor have a personal interest in approving the Compensation Policy (disregarding abstentions), or (ii) the total vote against adoption of the Compensation Policy by shareholders who do not have a personal interest in approving the Compensation Policy does not represent more than 2% of the voting rights in the company.

Any shareholder participating in the vote on the adoption of the Compensation Policy must inform the company prior to the relevant vote as to whether the shareholder has a personal interest in the matter. Votes of shareholders who did not notify the company as to whether or not they have a personal interest are not counted.

As a general rule, pursuant to the Israeli Companies Law, remuneration to office holders which is inconsistent with the Compensation Policy requires, in addition to the approval of the Compensation Committee and of the Board of Directors, the approval of a special majority in the general meeting of shareholders, as described above.

The Board is required to examine from time to time whether any amendments to the Compensation Policy are necessary in light of changing circumstances or for any other reason. Similarly, the Compensation Committee issues recommendations to the Board in this respect from time to time. At least once every three years, the Compensation Policy must be submitted to shareholders for renewed approval, incorporating any amendments that the Compensation Committee and Board deem appropriate.

SHL Compensation Policy

Our Compensation Policy stipulates that its main principles and objectives are to:

●	promote our mission, long-term goals and targets;
●	create appropriate incentives for our officers with the aim of aligning the officers’ compensation with our mission and goals, taking into account, among other things, our risk management policy;
●	adopt compensation packages that match our size and the nature of our activities; and
●	comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy based on their contribution and efforts to the development of our business and promotion of our goals, in the short- and long-term.

Our Compensation Policy further provides that in general, the performance and compensation terms of officers are to be examined annually while taking the following parameters, among others, into account:

●	the education, qualifications, expertise, seniority (in SHL in particular, and in the officer’s profession in general), professional experience and achievements of the officer;
●	the officer’s position, and his previous agreements with us;
●	the officer’s contribution to our business, profits and stability;
●	the degree of responsibility imposed on the officer;

●	our need to retain officers who have skills, know-how or unique expertise;
●	our global nature; and
●	the ratio between the officer’s employment terms and conditions and those of our other employees and/or contract workers employed by us, and in particular the ratio between such officer’s compensation to our average wage and median wage and the impact of the differences on labor relations in the company.

Pursuant to our Compensation Policy, we are entitled to grant to some or all of our officers a compensation package including any or all of the following: fixed base salary in the form of cash, commissions, variable annual cash bonus, retirement grant and share-based compensation. The compensation for each officer can also include additional standard benefits such as social benefits, pension insurance, managers insurance, study fund, severance payment, car allowance, mobile phone allowance and medical insurance.

Option grants are made in the Board’s full discretion pursuant to the general rules set forth under the Compensation Policy. Options granted to a vice president are usually based on the CEO’s recommendations and they are subject to the approval of both the Compensation Committee and the Board, and options are granted to the CEO based on the approval of all of the Compensation Committee, the Board and the General Meeting of the company’s shareholders.

At a special general meeting of shareholders held on September 21, 2020, following the recommendation and earlier approval of our Compensation Committee and our Board, our shareholders approved an amended Compensation Policy, which will expire in 2023. The amended Compensation Policy provides:

●	that members of the Board are entitled to the same compensation for attending meetings via electronic means as for physical attendance at in-person meetings;
●	that an Active Chairman of the Board who performs additional duties shall receive compensation for such increased duties (i.e. in lieu of the remuneration to which the Directors are entitled to in accordance with the Rules Regarding the Compensation and Expenses of an External Director, 5760-2000 (as promulgated under the Israeli Companies Law) (the “Director Compensation Regulations”)), as long as such person is an active chairman and provided that the total cost to us of such compensation shall not exceed NIS 780,000 per annum;
●	a list of key performance indicators for vice presidents and the CEO under our annual bonus plan, and the discretion of the Compensation Committee to pay an executive officer annual bonus, even if key performance indicators were not determined in advance or in the event the executive officer did not achieve the applicable key performance indicators; provided that, with respect to the latter, the annual bonus does not exceed three (3) times the base monthly salary of the executive officer. The maximum amount of the annual cash bonus for each of the following executive officers shall be as follows: (i) CEO: up to twelve (12) times of his/her base monthly salary, and (ii) VP: up to six (6) times of such VP’s base monthly salary; and
●	the maximum coverage per claim and for a period of one year under insurance provided to executive officers and the maximum insurance premium for a period of one year.

At a special general meeting held on March 1, 2021, in addition to an amendment to our Compensation Policy with respect to the terms of office of Mr. Yariv Alroy, the Active Chairman of the Board, and the approval of his monthly compensation in the amount of NIS 65,000 plus VAT, our shareholders also approved the grant of options to purchase 250,000 ordinary shares to Mr. Alroy under our Share Option Plan at an exercise price of CHF 10.73 per share, with vesting over a three-year period. These proposals were previously approved by the Board, following approval of our Compensation Committee.

At the annual general meeting held on December 9, 2021, following the approval of the Compensation Committee and the Board, our shareholders approved an amendment to our directors’ compensation, so that each current and future Board member, other than Mr. Barak, shall receive an annual fee of NIS 68,000 and a participation fee of NIS 3,600, which is paid for the participation of the director in each meeting of the Board or any committee thereof, including for participation via electronic means. Directors’ remuneration for a unanimous written consent in lieu of a meeting is 50% of the participation fee they would receive for participating in a meeting, all plus VAT, if applicable. Mr. Yariv Alroy now also receives such compensation in addition to his remuneration as our Active Co-Chairman. Although the abovementioned amendment with respect to the Active Chairman’s compensation constitutes a deviation from the provisions of the Compensation Policy of the company, such deviation is lawful because it was approved by all the relevant corporate organs including the approval of a special majority of the shareholders.

At a special general meeting of shareholders held on August 11, 2022, following the recommendation and earlier approval of our Compensation Committee and our Board, our shareholders approved a further amendment to our Compensation Policy, pursuant to which (1) in the event there is more than one chairman, the compensation limitation of the chairman’s fixed compensation as set forth in the Compensation Policy shall apply to each chairman separately. In addition, the chairman may receive a special bonus due to a Full Exit Event (which means a sale of all the company’s shares or a merger of the company into another entity in consideration of shares and/or cash in the other entity (instead of the company’s shares), or a sale of all or substantially all of the company’s assets) in an amount up to 2.5% of the consideration paid in such an event; and (2) a Non-Material Amendment to the compensation of vice presidents shall require only the approval of the CEO, provided that such amendments do not deviate from the restrictions and the provisions of the Compensation Policy of the company. “Non-Material Amendment” means a change of up to 10% of the total cost of all of the officer’s compensation components as approved by the Compensation Committee and the Board. Any such amendment, if made, shall be reported to the Compensation Committee. The same shall apply, mutatis mutandis, to the CEO’s compensation components, which shall be approved by the Compensation Committee. The shareholders also approved the compensation to Mr. Barak as a Co-Chairman of the Board. According to the consulting agreement with Mr. Ehud Barak dated August 11, 2022, Mr. Barak is entitled to (1) a monthly management fee of $13,800, and (2) transaction-based compensation. Upon request by the company, Mr. Barak may become actively involved in a strategic agreement on behalf of the company outside of Israel. Upon such involvement, Mr. Barak will be entitled, subject to the closing of said transaction, to a special transaction bonus in an amount equal to twice the monthly management fee (i.e., $27,600), with such special bonus not to exceed in any given calendar year a sum equal to eight times the monthly management fee. Furthermore, in the event of a sale of all the company’s shares (whether pursuant to a share sale or a merger) or assets, during Mr. Barak’s engagement by the company and for an additional period of six months thereafter (provided the first contact was made during Mr. Barak’s engagement), Mr. Barak is entitled to a bonus of 1.5% of the transaction consideration if the price per share is up to CHF 30, 2.0% of the transaction consideration if the price per share is greater than CHF 30 up to 36 CHF, and 2.5% of the transaction consideration if the price per share is greater than CHF 36.

Board of Directors Compensation

Israeli Companies Law

Pursuant to the Israeli Companies Law, except under limited circumstances, the compensation to be paid to the directors in their capacity as such, as well as the terms of employment (including the terms and conditions of the directors’ and officers’ insurance and indemnification) of any of the directors in any other position, require the approval of the Compensation Committee, the Board and the shareholders (by a simple majority), and the approvals of the Compensation Committee and the Board must be made in accordance with the Compensation Policy in effect (subject to a limited exception). Further, pursuant to the Israeli Companies Law, approval by the shareholders of the terms of engagement of a controlling shareholder, which for this purpose also includes any shareholder or group of shareholders that holds at least 25% of the company’s voting power, provided that there is no other shareholder that holds more than 50% of the company’s voting rights as an office holder (including as a director) or employee generally requires either (i) that the majority vote in favor of the resolution shall include the approval of a majority of the voting power represented at the shareholders meeting in person or by proxy and voting thereon of shareholders who have no personal interest in approving the resolution (disregarding abstentions), or (ii) that the total vote against the resolution by shareholders who have no personal interest in approving the resolution do not represent more than 2% of the voting rights in the company.

Pursuant to the provisions of the Israeli Companies Law, as a general rule, any person that has a personal interest in a transaction (including approval of the terms of office of a director) may not participate or vote at the relevant Board, Audit Committee or (with respect to the approval of engagement terms) Compensation Committee meeting where the transaction is discussed; provided that office holders who have a personal interest in a transaction may be present for the purpose of presenting such transaction, if the Chairman of the Audit Committee, the Chairman of the Board or the Chairman of the Compensation Committee, as the case may be, determined that such presence is required. In addition, if the majority of the members of the Board of Directors, the Audit Committee or the Compensation Committee, as applicable, have a personal interest in the terms of office of such a director, then the relevant director may be present during the deliberations and may vote on his terms of office, and in such event, shareholder approval is also required.

As noted above, our Compensation Policy stipulates that with respect to our directors, compensation shall be subject to the limitations set forth in the Compensation Policy and shall be in accordance with the Director Compensation Regulations. The Director Compensation Regulations specify the annual fee and the participation fee to be paid to external directors, depending on the company’s shareholders’ equity. The Director Compensation Regulations also allow for an alternative payment method, according to which the remuneration paid to external directors will be the same as the remuneration received by the other directors of the company who are not employed by the company and are not controlling shareholders thereof (proportionate remuneration). Further, we are also entitled to pay to our directors share-based compensation (subject to applicable law and the restrictions applicable thereto in general under our Compensation Policy), but in any event the aggregate fair value of the share-based compensation, measured at the time of a new grant, for all of our directors, as a group, shall not exceed a fair value of $800,000 per year of vesting.

Currently, all Board members, excluding Mr. Ehud Barak receive the same compensation per meeting, in the amount of NIS 3,600 (whether such meeting is held physically or by electronic means) as well as annual compensation in the amount of NIS 68,000. The Active Chairman of the Board, Mr. Yariv Alroy, is entitled to said participation fee and annual fee, in addition to his current compensation from the company. The CEO, Mr. Erez Nachtomy is entitled to the annual fee but not to the participation fee. With the exception of Mr. Barak and Mr. Yariv, none of our directors have service contracts with the company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director.

Share Option Plan

Our Share Option Plan will be in effect until terminated by the Board, pursuant to an amendment to the Share Option Plan which was approved by the Board on October 31, 2021. Pursuant to the Share Option Plan, options may be granted to executives, directors and key employees of SHL or its subsidiaries. The Board of Directors has full discretion to determine the specific grantees from time to time.

The maximum number of ordinary shares which may be issued under the Share Option Plan and under any other SHL share incentive option plan is 4,077,346, subject to adjustments as provided in the Share Option Plan. As of May 5, 2023, 1,969,119 share options remain available for grant.

Pursuant to the Share Option Plan, the exercise price shall be the closing price for an ordinary share on the last trading day prior to the grant, unless determined otherwise by our Board of Directors in its discretion. However, with respect to all option grants since May 2010, the Board of Directors determined in each case that the exercise price for such option grants shall be the average share price in the thirty (30) trading days preceding the date of grant. The foregoing has also been stipulated as the exercise price applicable to any grants of share-based compensation to our officers pursuant to our amended Compensation Policy adopted on September 21, 2020, which is in effect until September 21, 2023. Further, pursuant to a resolution of the Board as of November 7, 2010, all options issued under the Share Option Plan are exercised by way of the net exercise method.

Options granted under the Share Option Plan shall vest, unless determined otherwise by the Board, one-third (1/3) on each of the first, second and third anniversary of the date of grant, so that all options shall be fully vested and exercisable on the first business day following the lapse of thirty six (36) months from the date of grant, contingent upon the achievement of certain market and performance conditions which, unless determined otherwise by the Board, shall be based on the rate of the increase in the market price of the shares and of our earnings per share. The Board may in its discretion reduce the relevant performance targets to zero, and has done so in all instances since June 2011.

The options shall expire six (6) years from the date of grant (unless expired earlier under the terms of the Share Option Plan or the relevant award agreement). With respect to option grants to our officers, our Compensation Policy provides a minimum vesting period, as follows: (i) first cliff after one (1) year from the date of grant; and (ii) full vesting shall occur no earlier than 36 months from the date of such grant.

The grant of share options to our employees, directors and consultants is in the sole discretion of the Board, which may determine from time to time and subject to the provisions of the Share Option Plan, additional grantees of options under and any matter related to the administration of the Share Option Plan.

Option grant is done pursuant to the Board’s full discretion pursuant to the general rules set forth under our Compensation Policy. Option grants to vice presidents are usually based on the CEO’s recommendations, and to the CEO based on the Board’s recommendations, and are sometimes the outcome of negotiations with the relevant employee.

Notwithstanding the aforesaid, pursuant to the provisions of the Israeli Companies Law, should such options be granted to the directors or a controlling shareholder as part of their compensation, such grant shall require the approval of the Compensation Committee, the Board and the shareholders, and with respect to office holders who are not directors, the CEO or our controlling shareholders or their relatives, such grant shall require approval by the Compensation Committee, followed by approval by the Board, all of the foregoing approvals of the Compensation Committee and the Board to be made in accordance with the Compensation Policy.

C.           BOARD PRACTICES

Our Articles of Association provide that our Board of Directors consists of not less than three (3)  and not more than nine (9) directors, including two (2) external directors, until otherwise determined by ordinary resolution of our shareholders. Our Board currently consists of eight (8) directors, each of whom was elected at our annual general meeting of shareholders held on December 22, 2022 to serve until our next annual general meeting of shareholders, except that Yehoshua (Shuky) Abramovich was reelected for a second three-year term commencing on June 28, 2020 at our special general meeting of shareholders held on June 2, 2020 and Dvorah Kimhi was reelected for a second three-year term at our annual general meeting of shareholders held on December 9, 2021. See Item 6.A, “Directors, Senior Management and Employees—Directors and Senior Management” for further details regarding the periods of service of each of our current directors.

Under the Israeli Companies Law and the company’s Articles of Asociation, directors are elected by the general meeting of shareholders. Pursuant to our articles of association, our directors, except the two (2) external directors, who are elected as described below under “—Director Service Contracts – Board Independence – External Directors”, pursuant to the provisions of the Israeli Companies Law, are elected individually at the annual general meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. The directors so elected hold office until the next annual general meeting. The holders of a simple majority of the voting power represented at a general meeting and voting thereon are entitled to remove any director(s) from office, to elect directors in place of director(s) so removed or to fill any vacancy, however created, on the board of directors. A shareholder desiring to propose a candidate for election to the board of directors or to remove a director from his position, as a condition to such proposal being considered, is required to advise the company of the identity of such candidate or serving director at least two (2) weeks prior to the date of the general meeting at which such resolution is to be considered (or such shorter period as may be determined by the board of directors). Prior to his or her election, each nominee is required to provide the Company with an executed declaration that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Israeli Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us.

Terms of Office

Our current Board of Directors is comprised with an executive director – Erez Nachtomy (CEO), and our non-executive directors, Mr. Yariv Alroy (active co-chairman), Mr. Ehud Barak (active co-chairman), Mr. Erez Alroy, Prof. Amir Lerman, Mr. Yehoshua (Shuky) Abramovich (external director), Ms. Dvorah Kimhi (external director) and Mr. David Salton. The terms of office of Messrs. Yariv Alroy, Ehud Barak, Erez Nachtomy, David Salton, Erez Alroy and Prof. Amir Lerman will expire at our 2023 annual general meeting. The term of office of Dvorah Kimhi will expire on December 9, 2024 and the terms of office of Mr. Yehoshua (Shuky) Abramovich will expire on June 27, 2023. The Company has nominated Mr. Abramovich for re-election to our Board of Directors at a special general meeting of shareholders to be on June 22, 2023, for a term to expire on June 27, 2026. With the exception of Mr. Barak, none of our directors have service contracts with the company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

Director Service Contracts

Board Independence

External Directors

Israeli companies that have offered securities to the public in or outside of Israel are required to elect at least two external directors under the provisions of the Israeli Companies Law, who must meet rigid standards of independence to ensure that they are unaffiliated with us and our controlling shareholder. An external director must also have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in the regulations promulgated under the Israeli Companies Law, but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term and for two years thereafter.

Under the Israeli Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of all votes cast, and either (i) the approval of a majority of the shareholders’ voting power represented at the meeting in person or by proxy and voting thereon who are neither controlling shareholders nor have a personal interest in the election of the director (other than a personal interest that does not result from the voting shareholder’s relationship with the controlling shareholder, and disregarding abstentions), or (ii) the total vote against the election of the director by shareholders who are neither controlling shareholders nor have a personal interest in the election of the director (other than a personal interest that does not result from the voting shareholder’s relationship with the controlling shareholder) does not represent more than 2% of the voting rights in the company

External directors serve for up to three terms of three years each, and our shareholders may nominate them for additional terms. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his or her duty of loyalty to us. If at the time of election of an external director all of the members of the board of directors (excluding controlling shareholders or relatives of controlling shareholders) are of the same gender, the external director to be elected must be of the other gender.

Under the Israeli Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

Pursuant to regulations promulgated under the Israeli Companies Law, a company whose shares are traded on specified stock exchanges (including Nasdaq) and which satisfies certain conditions – principally that it does not have a controlling shareholder as defined for this purpose in the Israeli Companies Law – can elect not to comply with the above external director rules, and to comply instead with the requirements of the SEC and Nasdaq applicable to U.S. domestic public companies with respect to the independence of board members and with respect to the composition of the audit committee and the compensation committee. We have not elected to opt out of the external director rules, although we may do so in the future. The relevant regulations provide transition rules for directors elected as external directors if the company opts out of the external director rules.

Independence under Nasdaq and SEC Standards

Each of our two external directors, Mr. Yehoshua (Shuky) Abramovich and Ms. Dvorah Kimhi, is considered “independent” under Nasdaq and SEC independence standards in addition to the Israeli Companies Law. Prof. Amir Lerman and Mr. David Salton are also considered “independent” under Nasdaq and SEC independence standards.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. Because four of the eight directors on our Board are independent under Nasdaq’s independence standard, we do not currently comply with Nasdaq’s requirement that an issuer maintain a majority of independent directors.

Board Committees and Internal Auditor

Under the Israeli Companies Law, with respect to Companies that have offered securities to the public in or outside of Israel, each committee of the Board of Directors authorized to exercise the powers of the Board of Directors is required to include at least one external independent director, and the Board of Directors of a public company is required to appoint an Audit Committee and a Compensation Committee, which must be comprised of at least three (3) directors, including all of the external directors.

Our Board of Directors has established an Audit Committee, Compensation Committee, Investment Committee, M&A Committee, Cyber Committee, and Executive Committee.

We previously also had a Financial Statements Committee under Israeli law from March 18, 2015 until its functions were transferred to our Audit Committee and it was dissolved in January 2023. The task of the Financial Statements Committee was to examine our financial statements prior to their approval by the Board of Directors.

Audit Committee

Pursuant to the Israeli Companies Law, the Audit Committee must be comprised of at least three (3) directors, including all of the external directors, and a majority of its members must be independent directors within the meaning of the Israeli Companies Law (i.e. including the external directors).

The following persons may not be members of the Audit Committee:

●	the Chairman of the Board;
●	any director employed by us;
●	any director employed by a controlling shareholder of us or an entity under the control of such controlling shareholder;
●	any director who provides services, on a regular basis, to us, a controlling shareholder or an entity under the control of a controlling shareholder;
●	a director whose main livelihood is based on a controlling shareholder; and
●	a controlling shareholder or any of its relatives.

Subject to limited exceptions, any person who could not be a member of the Audit Committee may not be present at its meetings. The Chairman of the Audit Committee shall be an independent (external) director not serving for more than nine (9) years.

The legal quorum for any meeting of the Audit Committee shall be a majority of its members, provided that the majority of those present shall be independent directors, and provided further that at least one (1) independent (external) director shall be present.

The Audit Committee currently consists of Mr. Yehoshua (Shuky) Abramovich, Ms. Dvorah Kimhi and Prof. Amir Lerman. The Audit Committee consists exclusively of members of our board of directors who are financially literate. Our Board of Directors has determined that Mr. Abramovich is the financial expert under the SEC definition and all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and under Nasdaq’s corporate governance standards. The members of the Audit Committee are appointed by our Board of Directors.

The role of the Audit Committee is, among other things, to:

●	examine flaws in our business management, in consultation with our internal auditor and the external auditors, and to propose remedial measures to the Board;

●	determine whether an interested party transaction is an ordinary or extraordinary transaction (where extraordinary transactions are subject to special approval requirements);
●	approve interested party transactions, where so required under the Israeli Companies Law; and
●	examine our existing internal control measures and the functioning of our internal auditor.

The Audit Committee is also charged with:

●	prescribing with respect to transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest (even if they are determined by the Audit Committee not to be extraordinary transactions), as well as with respect to the engagement terms of controlling shareholders and their relatives, the obligation to conduct either (i) a competitive process under the supervision of either the Audit Committee or who else the Audit Committee may determine in respect thereof pursuant to the criteria set by it; or (ii) other processes as determined by the Audit Committee, prior to the relevant transaction, and all in accordance with the type of transaction in question, and the Audit Committee may set the relevant criteria therefore once a year in advance;
●	determining the manner of approval of transactions with controlling shareholders or another person in which a controlling shareholder has a personal interest and to determine kinds of such transactions which require the approval of the Audit Committee, all with respect to such transactions which pursuant to the determination of the Audit Committee are not extraordinary transactions but also not negligible – the Audit Committee may so determine with respect to types of transactions according to criteria it may set one a year in advance; and
●	determining whether a director or candidate for director fulfills the requirements for being classified as an independent director within the meaning of the Israeli Companies Law.

Neither the Israeli Companies Law nor our Articles of Association prescribe a certain frequency at which meetings of the Audit Committee are to take place. Accordingly, the Audit Committee meets from time to time when deemed necessary. Pursuant to the Israeli Companies Law, our internal auditor may request the chairperson of the Audit Committee to convene a meeting and the chairperson shall then convene such meeting if it deems it fit. In addition, should the Audit Committee find that there is a material flaw in our business management, it shall hold at least one meeting with respect to such material flaw in the presence of the internal or external auditor, as the case may be, without any office holders that are not members of the committee present; provided that an office holder may be present for the purpose of presenting an opinion with respect to a matter which is in his/her field of responsibility. The duration of the meetings varies in accordance with the topics discussed.

Compensation Committee

Pursuant to the Israeli Companies Law, an Israeli public company is obligated to appoint a Compensation Committee, which shall be comprised of at least three (3) members, including all of the external directors, and a majority of its members must be external directors. The remaining members of the Compensation Committee shall be such whose engagement terms correspond to the rules of compensation set forth under applicable regulations under the Israeli Companies Law with respect to external directors.

Persons who may not be members of the Audit Committee (as described above) may also not be members of the Compensation Committee. The Chairman of the Compensation Committee shall be an external director not serving for more than nine (9) years. The Audit Committee and the Compensation Committee may have identical members and an Audit Committee fulfilling the above requirements may at the same time also serve as the Compensation Committee.

The Compensation Committee currently consists of Mr. Yehoshua (Shuky) Abramovich, Ms. Dvorah Kimhi and Prof. Amir Lerman. Our Board of Directors has determined that all members of the Compensation Committee satisfy the “independence” requirements under Nasdaq’s corporate governance standards and SEC’s standards. The members of the Compensation Committee are appointed by our Board of Directors.

The role and authority of the Compensation Committee shall include:

●	the issuance of a recommendation to the Board of Directors regarding the Compensation Policy;
●	issuance of a recommendation to the Board of Directors once every three (3) years regarding the extension of the Compensation Policy;
●	recommendation to the Board of Directors from time to time regarding any amendments to the Compensation Policy, as well as examination regarding its implementation;
●	approval of transactions with office holders (including controlling shareholders) regarding the terms of their engagement with the company as required under the Israeli Companies Law; and
●	exemption of certain transactions from the shareholder approval requirement which may otherwise apply pursuant to the Israeli Companies Law.

Neither the Israeli Companies Law nor our Articles of Association prescribe a certain frequency at which meetings of the Compensation Committee are to take place. Accordingly, the Compensation Committee meets from time to time when deemed necessary. The duration of the meetings varies in accordance with the topics discussed.

Investment Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed an investment committee as of February 21, 2019 (the “Investment Committee”). The task of the Investment Committee is to determine the investment policy of the company’s cash proceeds that are not required for its ongoing operations as will be from time to time. The members of the Investment Committee as of the date of this Annual Report are Mr. Yehoshua (Shuky) Abramovich (chairman), Mr. Erez Alroy and Mr. Erez Nachtomy.

M&A Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a mergers and acquisitions committee as of June 16, 2019 (the “M&A Committee”). The task of the M&A Committee is to facilitate the execution, performance and delivery of prospective M&A transactions. The members of the M&A Committee as of the date of this Annual Report are Mr. Yariv Alroy (chairman), Mr. Yehoshua (Shuky) Abramovich, Mr. Erez Alroy and Mr. Erez Nachtomy.

Cyber Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed a cyber committee as of February 10, 2020 (the “Cyber Committee”). The task of the Cyber Committee is to recommend to the Board as to actions and/or measures to be taken in connection with the company’s information technology, including, inter alia, for the purpose of developing, maintaining and promoting the security of the company’s systems, networks and data, as well as supervising and monitoring the implementations of all such actions and/ or measures. The members of the Cyber Committee as of the date of this Annual Report  are Mr. Yariv Alroy (chairman), Mr. Yehoshua (Shuky) Abramovich and Mr. Erez Nachtomy.

Executive Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board has voluntarily appointed an advisory executive committee as of May 17, 2020 (“Executive Committee”). The task of the Executive Committee is to assist the CEO and the company in operating its ongoing business. The members of the Executive Committee as of the date of this Annual Report are Mr. Yariv Alroy and Mr. Yehoshua (Shuky) Abramovich.

Internal Auditor

Pursuant to the Israeli Companies Law, the Board of a public company shall appoint an internal auditor. Such appointment is made upon recommendation of the Audit Committee. Neither an interested party nor an officer of the company, any relatives of the foregoing or the external auditor or anyone on its behalf may serve in such position.

The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Pursuant to the Israeli Internal Audit Law, 5752-1992, together with the Israeli Companies Law, the internal auditor is authorized to demand and receive any kind of document and/or information that is in our or our employees’ possession, which he deems necessary for the performance of his role, and he is to have access to all of our databases or data processing programs. Pursuant to the Israeli Companies Law, the Chairman of the Board or the Chairman of the Audit Committee may order the internal auditor to conduct an internal audit on matters where an urgent need for examination arose. In addition, the internal auditor shall receive notices of the meetings of the Audit Committee and may participate in such meetings.

The internal auditor has no decision-making powers. Pursuant to the Israeli Companies Law and our Articles of Association, the internal auditor has to submit a work program to the Audit Committee for approval. Mr. Michael Gilinsky was appointed as our internal auditor in May 2021.

D.           EMPLOYEES

As of December 31, 2022, we had approximately 402 full-time employees. The total number of full-time employees as of the end of financial years 2021 and 2020 was approximately 419 and 330, respectively. A breakdown of such employees by country and division as of December 31, 2022 is below:

	Israel	Germany	USA	Total
Operation	154	80	0	234
Research & Development	15	24	0	39
Sales & Marketing	45	7	3	55
General & Administrative	56	16	2	74

In addition to the applicable laws and regulations, including jurisdiction-specific labor legislation, our employees in Germany are members of a “work council” that regulates different employment aspects, including operational, compensation, and benefit structure, while some of our employees in Israel are parties to collective bargaining agreements and are represented by a union.

In addition to the above, we engage, from time to time, with independent contractors and external professional consultants for certain services to perform our operations and business. Such contractors and consultants are subject to confidentiality and non-compete undertakings towards us.

E.           SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of May 5, 2023 (except as indicated):

	Total	Percentage
	Shares	of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options
Ehud Barak	—	—	—
Yariv Alroy	801,456	4.9%	250,000
Erez Alroy			18,000
Prof. Amir Lerman	5,694	*	18,000
Yehoshua (Shuky) Abramovich	14,703	*	36,000
Dvorah Kimhi	—	—	36,000
David Salton	—	—	36,000
Erez Nachtomy	—	—	188,000
Amir Hai	—	—	80,000
Yossi Vadnagra	—	—	38,808
Jason Bottiglieri	—	—	100,000
Linus Drop	—	—	21,875
Bernd Altpeter	—	—	100,000**
*	Represents less than one percent.
**	The Options will be issued by the end of May, 2023.

The options in the above table are exercisable according to the “Net Exercise” method to our ordinary shares. The aggregate amount of ordinary shares underlying such options is up to 1,212,433. The exercise price of the options range from CHF 5.61 to CHF 19.33 and the weight average exercise price of the options are CHF 12.60. The expiration dates of the options range from August 6, 2023 to June 20, 2028.

Our officers and directors have the same voting rights with respect to their shares as our other shareholders.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this Annual Report, by each person or entity who we know beneficially owns 3% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”). The FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of the date of this Annual Report to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,387,552 ordinary shares issued and outstanding as of the date of this Annual Report. Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not separately indicate other purchase or sale positions (in terms of derivatives such as call or put options).

		Percent	Share Options
Identity of Person or Group	Amount Owed	of Class	Current
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China) (1)	5,969,413	36.4%
More Provident Funds (Ramat Gan, Israel)	1,812,525	11.1%
Value Base Group (Tel Aviv, Israel) (2)	1,368,837	8.4%
Sphera Funds Management (Tel Aviv, Israel)	819,776	5.0%
Yariv Alroy (Herzliya, Israel)	801,456	4.9%	179,683

Danbar Finance Ltd. (Tel Aviv, Israel)	760,000	4.6%

*	The total amount owned represented herein includes number of options held by each person or group.

(1)

Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares. See Item 8.A, “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

(2)

Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base Ltd. (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel) and Victor Shamrich (Tel Aviv, Israel).

There have been no significant change in the percentage ownership held by any major shareholder during the past three years other than those resulting from our capital raises described in Section 5.B. “Liquidity and Capital Resources – Financial Arrangement.”

Except for Mrs. Mengke Cai and Kun Shen, as disclosed in footnote (1) to the table above, none of our shareholders have different voting rights from other shareholders.

As of April 30, 2022, ADRs evidencing approximately 1,049,052 ADSs were outstanding. The 1,049,052 ordinary shares represented by those ADRs (approximately 6.4% of SHL’s outstanding ordinary shares) were registered in the name of UBS Switzerland AG, the custodian for the Depositary. We believe that most or all of these ADRs were held of record by persons outside the United States. As of May 5, 2023, based on the list of the registered holders of our ordinary shares, there were no registered holders of our ordinary shares showing as residing in the United States. Since certain of SHL’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record may not be representative of the number of beneficial holders resident in the United States.

Under an agreement between us and SIX SIS AG (“SIS”), SIS acts as a nominee on behalf of any person registered in the share register maintained by Computershare Schweiz AG, and SIS is registered as the shareholder of record of the issued and outstanding ordinary shares. As a result, the number of record holders is not representative of the number of beneficial holders of our ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of SHL.

B.           RELATED PARTY TRANSACTIONS

In September 2020, our shareholders, following the approval of the Audit Committee and the Board, approved a consulting agreement with Ms. Irit Alroy, the wife of Mr. Yariv Alroy, the Chairman of the Board and member of the Alroy Group, one of our principal shareholder groups of which Mr. Yariv Alroy and Mr. Erez Alroy, also a director, are members. Ms. Irit Alroy provides the company with technology consulting services including as a member of the company’s Technology Advisory Board. Ms. Alroy provides these services via an entity that is affiliated with her and receives payment for the services at a rate of NIS 320 per hour plus VAT. Pursuant to the consulting agreement, either party may terminate the engagement upon 30 days’ advance notice.

In June 2022, our shareholders, following the approval of the Compensation Committee and the Board, approved Mr. Erez Nachtomy’s terms of office as Acting Chief Executive Officer. Pursuant to the approved employment terms of Mr. Nachtomy as the company’s CEO, he is entitled, inter alia, to a salary in the sum of NIS 93,600 commencing on June 29, 2022, and a Special Cash Bonus upon meeting the terms set forth in Section 9 to the company’s Compensation Policy (Special Cash Bonus), the CEO shall be entitled to a bonus equivalent to 3 Monthly Fees, provided, however, that said bonus shall be received only once in one given year and further provided that the accumulated amount of the annual cash bonus for the CEO and the special cash bonus will not exceed twelve (12) times of the CEO Monthly Fee in one given year.

In June 2020, our shareholders, following the approval of the Compensation Committee and the Board, approved Mr. Erez Nachtomy’s terms of office as Acting Chief Executive Officer. Mr. Nachtomy is entitled to a monthly fee of NIS 83,377 plus VAT commencing on May 17, 2020 and 50,000 Options which shall vest over a period of 3 years (25% shall vest after a year of employment, the rest shall vest quarterly in equal installments) subject to Mr. Nachtomy’s continued engagement with the company (whether as CEO or as director) during such vesting period. Either Mr. Nachtomy or the company may terminate the engagement subject to a prior notice of 3 months. As long as Mr. Nachtomy acts as both the company’s CEO and a director, he will be entitled, in addition to his benefits as CEO, to the annual compensation paid to directors of the company, but not to the meeting participation fees. In May 2021, our Board of Directors approved an increase of Mr. Nachtomy’s monthly fee to NIS 88,500 plus VAT effective as of January 1, 2021. In December 2020, our shareholders, following the approval of the Compensation Committee and the Board, approved the grant of options to purchase 120,000 ordinary shares to Mr. Erez Nachtomy, our Chief Executive Officer, in accordance with our Share Option Plan and Compensation Policy. In August 2022, our shareholders, following the approval of the Compensation Committee and the Board, approved certain amendments to the CEO’s terms of office, as follows: (a) the CEO will be entitled to a monthly fee of NIS 93,600 plus VAT commencing on June 29, 2022, linked to the Israeli consumer price index, and (b) a special cash bonus if specified targets are met. He shall also be entitled to an annual bonus equivalent to three months’ fee, provided that the aggregate amount of the annual cash bonus and the special cash bonus will not exceed twelve months’ fee in any year.

On March 1, 2021, a special general meeting of our shareholders approved the grant of 250,000 options to Mr. Yariv Alroy, and an amendment to the company’s Compensation Policy with respect to the terms of office of the Active Co-Chairman of the Board – who shall be entitled to a monthly compensation of NIS 65,000 plus VAT (employer’s cost) instead of the directors’ annual and participation compensation, to be effective as of January 1, 2021, as approved by the Compensation Committee and the Board. Pursuant to the amendment, the Active Chairman of the Board shall receive this compensation in recognition of his increased duties in lieu of the remuneration to which directors are entitled, as long as he is an active chairman and provided that such compensation shall not exceed the sum of NIS 780,000 per annum (employer’s cost). Said compensation shall be paid to the chairman either as an employee of the company or against an invoice, at the chairman’s sole discretion. For additional details about the approved terms of the compensation, please see “Item 6.B. Compensation – Compensation Policy for Executive Officers and Directors – SHL Compensation Policy.”

On December 9, 2021, our shareholders, following the approval of the Compensation Committee and the Board, approved (i) the grant of indemnification letters to the company’s current and future directors and officers, including the CEO and officers and directors who may be deemed controlling shareholders; (ii) the grant of options to purchase 18,000 ordinary shares of the company at an exercise price of CHF 17.02 per share and with vesting over a three-year period, to each of Mr. Yehoshua (Shuky) Abramovich, Ms. Dvorah Kimhi, Prof. Amir Lerman, Mr. Erez Alroy and Mr. David Salton, who serve as members of the Board; and (iii) an amendment to the company’s directors’ compensation, as further described above under Item 6(B).

On August 11, 2022, our shareholders, following the approval of the Compensation Committee and the Board, approved (i) a consulting agreement with Mr. Ehud Barak, the company’s Active Co-Chairman of the Board of Directors, pursuant to which Mr. Barak may be actively involved in a strategic agreement on behalf of the company outside of Israel, and shall be entitled to a monthly management fee of $13,800. In the event of Mr. Barak’s involvement, he will be entitled, subject to the closing of said transaction, to a transaction bonus in an amount equal to twice the monthly management fee (i.e., $27,600), which special bonus shall not exceed in any calendar year a sum equal to eight times the monthly management fee; (ii) exculpation agreements with the company’s current and future directors and officers, including the CEO and other officers and directors who may be deemed controlling shareholders; and (iii) amendments to the CEO terms of office, as described above.

As noted above, the office space leased by our Mediton business in Israel is owned by an affiliate of a shareholder in Mediton. The monthly rent amount under the lease is approximately $38,000. The term of the lease runs from 2023 to 2035.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18. Financial Statements for a list of the financial statements filed as part of this Annual Report.

Legal Proceedings

On January 26, 2018, the Swiss Takeover Board (the “TOB”) resolved that Himalaya (Cayman Island) TMT Fund, Himalaya Asset Management Ltd., Xiang Xu, Kun Shen, and Mengke Cai formed a group acting in concert and were subject to the obligation to make a tender offer according to article 135 of the Swiss Financial Market Infrastructure Act (“FMIA”) with respect to SHL (decision 672/01, the “TOB Decision”). According to the TOB Decision, said parties were obliged to make a public tender offer for all listed shares in SHL within two (2) months i.e. March 26, 2018, which date was extended until June 30 and August 31, 2018. The minimum price of said offer was set by the TOB at CHF 8.70 per share of SHL. Mrs. Cai, Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Mrs. Kun have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL. On September 1, 2018, the TOB rejected a further request to extend the deadline for a public tender offer, stated that no public tender offer was made by the deadline and suspended the voting rights of said parties until publication of a TOB approved tender offer (decision 672/04). Appeals of said parties against this latter decision were rejected by the Swiss Financial Market Supervisory Authority (“FINMA”) on November 23, 2018.

On May 29, 2019, the Swiss Federal Administrative Court dismissed the appeals of Mengke Cai, Xiang Xu, Himalaya (Cayman Islands) TMT Fund, Himalaya Asset Management Ltd., and Kun Shen against the decision of the TOB refusing the extension of the deadline to publish a tender offer and the termination of the suspension of their voting rights. The decision was final. Also on May 29, 2019, the TOB, on its own initiative, reduced the minimum price of the mandatory tender offer to CHF 7.70 following a dividend distribution of $1.00 by SHL in April 2019. On May 2, 2019, the TOB granted CR Capital Investment Management Ltd. (“CRC”) as a potential financing party to a transaction of said parties the procedural position of a party in connection with a request of Mengke Cai to the TOB on whether the completion of a reverse triangular merger (cash-out merger) to be performed by Mengke Cai and Kun Shen would be regarded as equivalent to the fulfilment of the tender offer obligation. On July 11, 2019, the TOB approved the respective request, expressly stating that the tender offer obligation would not expire if the cash-out merger were not completed. For the time being, the voting rights of said parties remain suspended. Also on July 11, 2019, the TOB declared that the parties cooperating in connection with the cash-out merger were not regarded as a group being obliged to submit a public tender offer. On November 5, 2019, the TOB published its further decision stating that CRC was no longer interested in a cash-out merger. SHL is not aware of any further developments since the November 5, 2019 publication of the TOB or any additional proceedings in these matters.

Apart from the Swiss Takeover Board Proceeding mentioned above, we are, from time to time, party to various claims and disputes associated with our ongoing business operations. We are not currently involved in pending or contemplated claims or disputes that we expect, either individually or in the aggregate, to have significant effects on our financial position or profitability. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We declared a dividend of $1.00 per ordinary share on March 18, 2019, which was paid on April 16, 2019. The aggregate amount paid was approximately $10.5 million. We did not pay a dividend in 2018, 2020, 2021, or 2022.

We do not have a dividend policy. All decisions related to dividend distribution (including specific dividend total aggregate amount and dividend amount per share) are made by the Board in accordance with applicable law and are based on a number of findings, including, among others, our fiscal condition, results of operations, capital instrument needs and plans and prospects. Please see Item 10.B, “Additional Information—Memorandum and Articles of Association—Liquidation and Dividend Rights.”

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING
A.	OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the SIX under the symbol “SHLTN” since November 15, 2000. Our ADSs have been listed for trading on the Nasdaq Capital Market under the symbol “SHLT” since April 3, 2023.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

See Item 9.A. above.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The information set forth under Item 10.B “Additional Information – Memorandum and Articles of Association” contained in Amendment No. 2 to our Registration Statement on Form 20-F (File No. 001-41641), as amended, filed with the SEC on March 8, 2023 is incorporated herein by this reference.

C.	MATERIAL CONTRACTS

On August 31, 2021, the company’s subsidiary, SHL Rashlatz - Rehovot Medical Services Ltd., SHL’s subsidiary (“SHLR”), consummated a share purchase agreement, dated August 25, 2021, for the acquisition of Mediton Group (as defined below) (the “Mediton SPA”), a leading B2B healthcare services provider in Israel, whereby, inter alia, SHL acquired 70% of the issued and outstanding share capital and voting rights on a fully diluted basis of Mediton Medical Centers Chain Ltd. (“Mediton”) and 70% of the issued and outstanding share capital and voting rights on a fully diluted basis of Medishur Ltd. (“Medishur”) (Mediton and Medishur shall each be referred to as the “Mediton Group”) in an aggregate consideration of NIS 84 million (NIS 70 million in consideration for Mediton shares, and NIS 14 million in consideration for Medishur shares).

Pursuant to the Mediton SPA, the sellers have an option for one year from the day following the end of the third anniversary of the closing (“Put Option Period”), to obligate SHLR to purchase all (but not part) of the sellers’ remaining 30% holdings in both Mediton and Medishur (but not one of them), at a price based on a multiple of EBITDA of Mediton Group as defined and set out in the Mediton SPA.

The put option price may be paid in SHL ordinary shares so long as the ordinary shares remain listed on the SIX or another major exchange, with each ordinary shares valued at 90% of SHL’s share closing price on the date the put option is exercised.

As of December 31, 2022 and December 31, 2021, the estimated gross liability assuming the put option will be exercised at the earliest possible date is $11.3 million and $11.6 million, respectively. SHL may elect to pay this liability in cash or through the issuance of its ordinary shares. The principal factor that can cause a material change in the amount of the put option liability is a significant change in  the EBITDA of the Mediton Group in the period prior to the Put Option Period.

The Mediton SPA also provides SHLR the right for one year from the end of the Put Option Period to oblige the sellers to sell to SHLR all (but not part) of the sellers’ remaining 30% holdings in both Mediton and Medishur (but not one of them) for the higher of the same price as the put option price, or a consideration that reflects a value of NIS 120 million for the companies as of the closing date, with such amount being linked to the Israeli Consumer Price Index, minus all dividends paid from the August 31, 2021 closing date, until the date the Call Option is exercised, all as set forth in the Mediton SPA.

The Mediton SPA includes various representations and warranties given by the sellers for the breach of which they may indemnify SHLR in accordance with the provisions of the Mediton SPA. Mediton SPA also includes customary provisions as well as provisions with respect to non-competition by sellers, non-solicitation by sellers and Dr. Perluk’s (one of the sellers) commitment to continue to serve in his present positions in the Mediton Group for at least 3 years after closing.

In the framework of the Mediton SPA, a shareholders agreement with respect to each of Mediton and Medishur was executed by and between SHLR and the sellers, which includes customary provisions regarding, inter alia, the board of directors and the procedures of the general meeting of the Mediton Group, as well as provisions with respect to transferability of shares, tag along and bring along rights, interested party transactions, right of first refusal, preemptive rights, special majority resolutions, and lock-up period of the Mediton Group as long as the call option of SHL is in effect.

On December 20, 2021, SHLR and the Mediton Group executed an amendment to the Mediton SPA approving a stock split as well as the grant to Mediton’s CEO of treasury shares which reflect 2.5% of Mediton’s issued and outstanding share capital on a fully diluted basis, provided that additional shares are transferred to SHLR without any change or addition to the consideration paid by SHLR under the Mediton SPA, all to ensure that the said grant shall not result in dilution of SHLR’s holdings in Mediton.

On January 21, 2021, the company entered into a share purchase agreement with certain investors in a private placement, pursuant to which the company issued 1,300,000 new ordinary shares from its authorized capital and sold 300,000 treasury shares. Furthermore, the company granted 800,000 share options to the investors to purchase ordinary shares.

On December 17, 2020, the company entered into a share purchase agreement with certain investors in a private placement, pursuant to which on January 1, 2021 and February 17, 2021, the company issued 3,588,889 new ordinary shares from its authorized capital and sold 300,000 Treasury shares. Furthermore, the company granted 1,944,444 share options to purchase further ordinary shares. From these two private placements, the company received net proceeds in the aggregate amount of approximately $36.9 million.

D.	EXCHANGE CONTROLS

Non-residents of Israel who purchase our ordinary shares outside of Israel with U.S. dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, into freely repatriable dollars, at a rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been withheld by us with respect to such amounts. In addition, the statutory framework for the potential imposition of currency exchange controls has not been eliminated, and these controls may be restored at any time by administrative action.

E.	TAXATION

The following is a summary of the material Israeli and United States federal tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice, is not exhaustive of all possible tax considerations and should not be relied upon for tax planning purposes. POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX, UNITED STATES FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS OR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our ADSs and ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax on both ordinary income and capital gains, currently at the rate of 23% of a company’s taxable income.

Taxation of our shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital asset by Israeli residents, as defined for Israeli tax purposes. Israeli law also generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Israeli Income Tax Ordinance (New Version), 5721-1961 distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) alone, or together with such Israeli residents’ related party or another person who collaborates with such Israeli resident on a permanent basis, hold, directly or indirectly, more than 25% of the means of control in such non-Israeli corporation, or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or other disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain conditions; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition by the U.S. Resident would be subject to Israeli tax, unless exempt under Israeli domestic law as described above. However, under the United States-Israel Tax Treaty, such U.S. Resident should be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the United States-Israel Tax Treaty or in the United States federal income tax laws applicable to foreign credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation).

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made during the last six months of the preceding year or during the first six months of the current year, respectively. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 30% if the recipient of the dividends is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder).

A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ADSs or ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, provided that (1) such income was not generated from business conducted in Israel by the foreign resident, (ii) the foreign resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the foreign resident is not liable to surtax (see below) in accordance with Section 121B of the Ordinance.

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2023). An Israeli resident individual will generally be subject to capital gains tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expense and linkage differences in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with such person’s related party or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023) plus an additional surtax of 3% as described below. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli Shareholders on Receipt of Dividends. An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends that may be paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate is 30%. Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation, such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is subject to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance is exempt from tax on dividends.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income (including, but not limited to, dividends, interest and capital gain) in excess of NIS 663,240 (for the 2023 tax year, which amount is linked to the annual change in the Israeli consumer price index).

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) relating to the acquisition, ownership and disposition of our ADSs or ordinary shares. This discussion applies to U.S. Holders who acquire and hold the ordinary shares or ADSs as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as of May 5, 2023 and all of which are subject to change (possibly with retroactive effect) or different interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax). U.S. Holders should consult their own tax advisers regarding such matters.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is either a U.S. citizen or a resident of the United States for U.S. federal income tax purposes;
●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and
●	a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances. In addition, this summary does not address the considerations that may be applicable to U.S. Holders that may be subject to special tax rules including, without limitation, the following:

●	U.S. expatriates;
●	banks, thrifts and other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	pension funds and retirement plans;
●	insurance companies;
●	broker-dealers or traders in securities, commodities or currencies;
●	tax-exempt entities or organizations;
●	grantor trusts;
●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, and holders that will hold our ADSs or ordinary shares in partnerships or other pass-through entities;
●	holders whose functional currency is not the dollar;
●	persons that generally mark their securities to market for U.S. federal income tax purposes;
●	persons liable for alternative minimum tax;
●	holders who hold our ADSs or ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment;
●	holders selling our ADSs or ordinary shares short;
●	holders deemed to have sold our ADSs or ordinary shares in a “constructive sale;”
●	holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	holders that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or hold our shares in connection with a trade or business conducted outside the United States; and
●	holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding stock.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the U.S. federal income tax consequences relating to an investment in our ADSs or ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares in its particular circumstances.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of our ADSs or ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to different interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owning the underlying ordinary shares represented by those ADSs. Accordingly, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares will not be subject to U.S. federal income tax.

This summary is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ADSs or ordinary shares and should not be considered as income tax advice or relied upon for tax planning purposes. Each prospective U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the ownership and disposition of our ADSs, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our ADSs

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder that receives a distribution with respect to ADSs or ordinary shares generally will be required to include the gross amount, including the amount of any Israeli taxes withheld on such distribution, in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs or ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs or ordinary shares, the remainder will be taxed as capital gain recognized on a sale or exchange of the ADSs or ordinary shares (as discussed below under “Sale, Exchange or Other Taxable Disposition of ADSs or ordinary shares”). However, because we do not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Dividends on our ADSs or ordinary shares will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ADSs or ordinary shares.

Dividends paid by a “qualified foreign corporation” to individuals and certain non-corporate U.S. Holders are treated as “qualified dividend income” and are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs or ordinary shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the income tax treaty between the United States and Israel, which the IRS has determined is satisfactory for purposes of the qualified dividend rules. Further, our ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq Capital Market. Therefore, subject to the discussion below under “Passive Foreign Investment Company Status,” we expect that dividends paid on ADSs or ordinary shares will generally be “qualified dividend income” in the hands of individuals and certain other non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Distributions on ADSs or ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against the U.S. Holder’s U.S. federal income tax liability, or deducted from taxable income, but only if the U.S. Holder elects to deduct all foreign income taxes in such year. However, Israeli income taxes that are withheld in excess of the rate applicable under the Israel-U.S. income tax treaty or that are refundable under Israeli law will not be eligible for credit against a U.S. Holder’s federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income.

The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Sale, Exchange or Other Taxable Disposition of ADSs or ordinary shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition (without reduction for any Israeli taxes withheld) and such U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ADSs or ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ADSs or ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes. Because gain on the sale or other disposition of our ADSs or ordinary shares generally will be treated as United States source income, and U.S. Holders may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a U.S. Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other disposition, if any, may be significantly limited. In addition, if a U.S. Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel (the “U.S. – Israel Income Tax Treaty”) and the U.S. Holder pays Israeli tax in excess of the amount applicable to such U.S. Holder under such convention or if the Israeli tax paid is refundable, the U.S. Holder will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. U.S. Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including the new “attribution requirement” under final Treasury Regulations issued on January 4, 2022, and their ability to apply the provisions of the U.S. – Israel Income Tax Treaty to treat any gain recognized from the sale or other disposition of ADSs or ordinary shares as foreign source income for foreign tax credit purposes.

If the consideration (or a distribution) received by a U.S. Holder is not paid in U.S. dollars, the amount realized generally will be the U.S. dollar value of the payment received. If the ADSs or ordinary shares are considered to be traded on an established securities market when the U.S. Holder sells or otherwise disposes of the ADSs or ordinary shares, the amount realized will be, in the case of cash basis and electing accrual basis taxpayers, determined by reference to the spot rate of exchange on the settlement date. An accrual basis U.S. Holder that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date will recognize U.S. source foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the second sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Offered Shares.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs or ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ADSs or ordinary shares.

Passive Foreign Investment Company Status

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (a “PFIC”) for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “income test”) or (2) on average at least 50% of the value of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for our 2022 taxable year. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or in future taxable years. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares and ADSs, which may fluctuate considerably, we may be a PFIC in the current or future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis, and our status in future years will depend on our income, assets, market capitalization and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs or ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the PFIC rules upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs or ordinary shares, whether or not we continue to be a PFIC. Under the PFIC rules, the tax on such excess distribution or gain would be determined by allocating the excess distribution or gain ratably over the U.S. Holder’s holding period for ADSs or ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. In addition, our dividends on ADSs or ordinary shares will not be treated as qualified dividend income subject to preferential tax rates for non-corporate U.S. Holders, as described above, if we are classified as a PFIC in the last year prior to the year in which such dividend is paid or the year in which such dividend is paid.

If we are a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ADSs or ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC rules described above. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of the non-U.S. corporate entities in which we own equity is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC rules on distributions or gain recognized on ADSs or ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ADSs or ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ADSs or ordinary shares will be marketable stock if our ADSs or ordinary shares are “regularly traded” on a “qualified exchange.” The Nasdaq Capital Market is a qualified exchange for this purpose. Our ADSs or ordinary shares will be treated as regularly traded if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading volumes will be sufficient to permit a mark-to-market election.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of ADSs or ordinary shares held at the end of such taxable year over the adjusted tax basis of such ADSs or ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ADSs or ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ADSs or ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ADSs or ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to ADSs or ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election, however, will not apply to any non-U.S. subsidiaries that we currently own, may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC rules with respect to any lower-tier PFICs that we currently own, may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the ADSs or ordinary shares.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. In order for a U.S. Holder to be able to make a QEF election, the company would be required to provide the U.S. Holder with certain information. However, the company has no current plans to provide to U.S. Holders the required information. Therefore, prospective investors should assume that a QEF election will not be available.

U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs or ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs or ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs or ordinary shares of a PFIC.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain U.S. Holders of ADSs or ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ADSs or ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder of our ADSs or ordinary shares, other than an exempt recipient. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ADSs or ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Status,” each U.S. Holder who is a shareholder of a PFIC must file an Annual Report containing certain information. In addition, U.S. Holders paying more than $100,000 for ADSs or ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO THE INVESTOR OF AN INVESTMENT IN OUR ADSS OR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Our website is http://www.shl-telemedicine.com. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will make available, free of charge, on our website (under the heading “Investor Relations”) our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

We will submit our Annual Report to our security holders when required in response to the requirements of Form 6-K, in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main risks arising from our financial instruments are credit risk, foreign currency risk, interest rate risk, market risk and liquidity risk. The Board of Directors reviews and agrees on policies for managing each of these risks, which are summarized below.

a.Concentration of credit risks:

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, cash equivalents, and trade receivables. Cash and cash equivalents are deposited with major banks. We believe that the financial institutions that hold the company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Our trade receivables are mainly derived from sales to customers in Germany and Israel. We have adopted credit policies and standards intended to accommodate industry growth and inherent risk. We believe that credit risks are moderated by the diversity of our end customers. We perform ongoing credit evaluations of our customers’ financial condition and require collateral as deemed necessary. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

b.Foreign currency risk:

We are subject to foreign exchange risk as we hold cash and cash equivalents and short-term investments in foreign currency as we purchase our devices in foreign currency. We regularly monitor our foreign exchange risk and attempt to limit such risks by making adequate decisions regarding cash and credit positions.

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change in U.S. Dollars and EUR exchange rates, with all other variables held constant. The impact on our profit before tax is due to changes in the fair value of monetary assets discussed above. Our exposure to foreign currency changes related to all other currencies is not material to the company’s financial results.

	Change in
	U.S.
	Dollars	Effect on
	rate	profit tax
2022	+5%	(320)
	-5%	320

2021	+5%	(347)
	-5%	347

2020	+5%	(20)
	-5%	20

		Effect on
	Change in	profit
	EUR rate	before tax
2022	+5%	(38)
	-5%	38

2021	+5%	(252)
	-5%	252

2020	+5%	(113)
	-5%	113

As of December 31, 2022, we had bank deposits of $6.2 million and $0.8 million in U.S. Dollars and EUR, respectively. As of December 31, 2021, we had bank deposits of $6.9 million and $2.4 million in U.S. Dollars and EUR, respectively. As of December 31, 2021, we had bank deposits of $0.1 million and $0.7 million in U.S. Dollars and EUR, respectively. The amounts presented in the above table represent the effect on profit before tax of a potential increase/decrease of 5% in the exchange rates between NIS and U.S. Dollars and EUR.

We closely monitor our foreign currency risk. Pursuant to the tables above, the company does not believe that our foreign currency risk could have a material impact on the results of our business at this time. However, to the extent we believe that our foreign currency risk would materially impact our business, the company would consider entering into foreign currency hedging transactions, such as currency swaps or forwards, in order to mitigate that risk.

c.Market risk:

We have investments in marketable financial instruments that commencing from March 31, 2020 are classified as Financial assets at fair value through profit or loss in respect of which we are exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2022, the balance of these investments is USD 8,517 (December 31, 2021 - USD 17,217 and December 31, 2020 – USD 6,481).

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of our profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/	Effect on
	decrease in	profit
	price	before tax
2022	+5%	426
	-5%	(426)

2021	+5%	861
	-5%	(861)

2020	+5%	324
	-5%	(324)

d.Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

We believe that the carrying amount of long-term deposits approximate their fair value.

e.Interest rate risk:

Our exposure to the risk of changes in market interest rates relates primarily to our floating rate debt obligation. Specifically, during August 2021, we signed an agreement with a bank in Israel to obtain a long-term loan in the amount of approximately $18.3 million for a period of 7 years and 9 months. The loan is denominated in NIS and bears an annual interest rate of prime + 1.05% (2.65% as of the signing date). The loan will be repaid in 28 quarterly installments following an initial moratorium period of 9 months.

As it relates to the loan, we do not believe that the effect of a reasonably possible increase of 5% on the interest rate would have a material impact on our profit before tax. While we do not currently have any type of hedging instrument in place related to the loan, the company would consider entering into an interest rate swap in order to mitigate the interest rate risk related to the floating rate debt obligation if it believed an increase in interest rates would materially impact its business. Furthermore, in accordance with the terms of the loan, the company has the right to prepay the loan (without penalty) if needed.

In addition to our floating rate debt obligation, we also had cash and cash equivalents and short-term investments of approximately $18.7 million and $32.0 million as of December 31, 2022 and December 31, 2021, respectively. Our cash and cash equivalents and short-term investments are held primarily for short term operating capital purposes. Further, our cash and cash equivalents are held primarily in bank deposits and marketable securities. Due to the short-term nature of these instruments, we do not believe that the effect of a reasonably possible increase of 5% of the interest rate would have a material impact on our profit before tax.

f.Liquidity risk:

We monitor our risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Below we provide the information required by Item 12.D.3 and Item 12.D.4 Form 20-F. The remainder of the information required by this Item is filed herewith as Exhibit 2.3 to this Annual Report on Form 20-F and is incorporated hereunder by reference. The form of the deposit agreement and the Form of the ADR are incorporated by reference as Exhibits 2.1 and 2.2 to this Annual Report on Form 20-F and are incorporated herein by reference

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modifications to the rights of the security holders.

There have been no material modifications to the rights of securities holders.

Use of Proceeds.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial  reporting because the Company is in a transition period permitted by the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of the Company’s Registered Public Accounting firm because the Company is in a transition period permitted by the SEC for newly public companies. In addition, the Company is an emerging growth company under JOBS Act and accordingly is exempt from the requirement to provide such report.

(d) Changes in internal control over financial reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. Yehoshua (Shuky) Abramovich is an “audit committee financial expert” serving on our audit committee, as such term is defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the Nasdaq listing standards.

ITEM 16.B.	CODE OF ETHICS

On March 6, 2023, we adopted a Code of Ethics for all directors, officers and employees that complies with the Nasdaq rules and the definition of a “code of ethics” set forth in Section 406(c) of the Sarbannes-Oxley Act of 2002, as amended. We have filed our Code of Ethics as Exhibit 11.1 to this Annual Report. A copy of our Code of Ethics is posted on the “Corporate Governance” page of our website at https://www.shl-telemedicine.com/corporate-governance/. We expect that any amendment to our Code of Ethics, or any waivers of its requirements, will be disclosed on our website. We will also provide to any person a copy of our Code of Ethics without charge, upon request. Such request can be submitted to SHL Telemedicine, 90 Yigal Alon Street, Tel Aviv 67891, Israel, Attention: Amir Hai, Chief Financial Officer.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young Or Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global has served as our independent registered public accountant for each of last two (2) fiscal years for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young and the various member firms of Ernst and Young to us, including some of our subsidiaries, in fiscal years 2022 and 2021.

	2022	2021
Particulars	(US$)	(US$)
Audit fees (audit and review of financial statements and offerings)	419	405
Audit-related fees
Tax fees
All other fees	—	60
Total	419	465

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst and Young, including audit services, audit-related services and tax services. We have a written policy on the engagement of an external auditor.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our equity shares are listed on the Nasdaq Capital Market. Under Nasdaq rules, Nasdaq listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq, with limited exceptions. As required by the Nasdaq rules, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies.

Under the Nasdaq rules, the board of directors of U.S. domestic listed companies are required to have a majority of independent directors. We are not subject to this requirement under the Israeli law and have decided to follow home country practice on this matter. Because four of the eight directors on our Board are independent under Nasdaq’s independence standard, we do not currently comply with Nasdaq’s requirement that an issuer maintain a majority of independent directors.

The Nasdaq rule also requires U.S. domestic listed companies to have a nominations committee comprised solely of independent directors along with a nominations committee charter. We do not have a nomination committee or a nominations committee charter and have decided to follow home country practice on this matter.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have furnished the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Document

1.1*	Articles of Association of the Registrant.

2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.2*	Form of Registrant’s American Depositary Receipt (included as Exhibit A to Exhibit 2.1).

2.3†	Description of the Registrant’s securities registered under Section 12 of the Exchange Act.

4.1*	2021 Executive and Key Employee Israeli Share Incentive Plan.

4.2*	Share Purchase Agreement, dated August 25, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.3*	Amendment No. 1 to Share Purchase Agreement, dated December 20, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.4*	Consulting (Services) Agreement, dated August 2, 2020, by and between the Registrant and Mr. Erez Nachtomy.

4.5*	First Amendment to the Consulting (Services) Agreement, dated June 29, 2022, by and between the Registrant and Mr. Erez Nachtomy.

4.6*	Service Terms of Co-Chairman for the Registrant for Ehud Barak.

4.7*	Consulting Agreement dated July 1, 2020, by and between the Registrant and Irit Alroy.

8.1*	Subsidiaries of the Registrant.

11.1†	Code of Ethics of the Registrant.

12.1†	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2†	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1#	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2#	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit
No.	Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Incorporated by reference to the Company’s Registration Statement on Form 20-F (File No. 0001-41641).
**

English translation from the original Hebrew language. Certain identified information has been excluded from this exhibit because the Company does not believe it is material and is the type that the Company customarily treats as private and confidential. Redacted information is indicated by [***].

†	Filed with this Annual Report on Form 20-F
#	Furnished with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

SHL TELEMEDICINE LTD.

	By:	/s/ Erez Nachtomy
Name: Erez Nachtomy
Title: Chief Executive Officer

Date: May 11, 2023

SHL TELEMEDICINE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

SHL TELEMEDICINE LTD.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel:+972-3-6232525 Fax:+972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SHL TELEMEDICINE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SHL Telemedicine Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 1997
Tel-Aviv, Israel
May 11, 2023

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	4,483	14,845
Short-term investments	7	14,217	17,217
Trade receivables	8	7,797	8,130
Inventory	2e	3,879	4,202
Other accounts receivable	10	1,912	1,468

		32,288	45,862

NON-CURRENT ASSETS:
Inventory	2e	1,731	—
Prepaid expenses	9	3,364	3,784
Call option to non-controlling interests, net	18	245	—
Long-term deposits		423	445
Right-of-use assets	13	11,038	13,013
Deferred taxes	20d	2,872	4,168

		19,673	21,410

PROPERTY AND EQUIPMENT, NET	11	4,652	4,025

GOODWILL	12	33,745	37,508

INTANGIBLE ASSETS, NET	12	20,425	20,787

Total assets		110,783	129,592

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	14	2,169	1,798
Current maturities of lease liabilities	13	2,263	2,341
Deferred revenues	16	260	559
Income taxes payable	20	138	861
Trade payables		3,757	2,885
Other payables	17	9,238	8,920

		17,825	17,364

NON-CURRENT LIABILITIES:
Liability for share options	18	7,164	17,220
Put option from non-controlling interests, net	18	—	67
Loans from banks	15	13,008	17,173
Deferred taxes	20d	2,700	3,434
Lease liabilities	13	9,302	11,189
Employee benefit liabilities	19	1,495	2,382

		33,669	51,465

Total liabilities		51,494	68,829

EQUITY:	23
Attributable to equity holders of the Company:
Issued capital		43	42
Additional paid-in capital		130,009	125,484
Treasury shares		(2)	(86)
Foreign currency translation reserve		(3,291)	2,966
Capital reserve for options		1,002	1,002
Capital reserve for remeasurement gains on defined benefit plans		1,000	442
Accumulated deficit		(73,074)	(72,998)

		55,687	56,852
Non-controlling interests		3,602	3,911

Total equity		59,289	60,763

Total liabilities and equity		110,783	129,592

The accompanying notes are an integral part of the consolidated financial statements.

May 11, 2023	/s/ Yariv Alroy	/s/ Erez Nachtomy
Date of approval of the	Yariv Alroy	Erez Nachtomy
financial statements	Chairman of the Board	CEO

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended
		December 31,
	Note	2022	2021	2020
Revenues	24a	58,998	49,582	40,164

Cost of revenues	24b	31,809	24,989	19,520

Gross profit		27,189	24,593	20,644

Research and development costs	24c	3,788	2,985	2,763
Selling and marketing expenses	24d	11,403	9,454	7,762
General and administrative expenses	24e	16,748	12,103	9,174
Other expenses	24g	416	548	549

Operating profit (loss)		(5,166)	(497)	396
Financial income	24f(1)	8,833	381	324
Financial expenses	24f(2)	(2,355)	(13,353)	(643)

Profit (loss) before taxes on income		1,312	(13,469)	77
Tax expenses (benefit)	20b	1,097	455	(201)

Net profit (loss)		215	(13,924)	278

Other comprehensive income:

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Re-measurement gain (loss) on defined benefit plans	19	581	280	(33)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(6,699)	859	2,808

Total other comprehensive loss (income)		(6,118)	1,139	2,775

Total comprehensive income (loss)		(5,903)	(12,785)	3,053

Net profit (loss) attributable to:
Equity holders of the Company		(76)	(14,110)	278
Non-controlling interests		291	186	—
		215	(13,924)	278

Comprehensive income (loss) attributable to:
Equity holders of the Company		(5,775)	(12,971)	3,053
Non-controlling interests		(128)	186	—
		(5,903)	(12,785)	3,053
Earnings per share:
Basic earnings (loss)	25	(0.01)	(1.00)	0.03
Diluted earnings (loss)	25	(0.48)	(1.00)	0.03

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

						Capital reserve
						for
				Foreign		remeasurement
				currency	Capital	gains on			Non-
	Issued	Additional	Treasury	translation	reserve	defined benefit	Accumulated		controlling
	capital	paid-in capital	shares	reserve	for options	plans	deficit	Total	interests	Total equity
Balance as of January 1, 2020	31	96,731	(2,347)	(701)	—	195	(59,166)	34,743	—	34,743

Share-based payments	—	82	—	—	—	—	—	82	—	82
Exercise of Employee options	—	(71)	71	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	—	278	278	—	278
Total other comprehensive income (loss)	—	—	—	2,808	—	(33)	—	2,775	—	2,775

Balance as of December 31, 2020	31	96,742	(2,276)	2,107	—	162	(58,888)	37,878	—	37,878

Issue of share capital (net of issue costs of $2,907)	11	27,030	1,881	—	1,002	—	—	29,924	—	29,924
Exercise of share options	*)	782	—	—	—	—	—	782	—	782
Exercise of Employee options	—	(309)	309	—	—	—	—	—	—	—
Share-based payments	—	1,116	—	—	—	—	—	1,116	175	1,291
Equity component of transaction with non-controlling interest	—	123	—	—	—	—	—	123	(123)	—
Non-controlling interests arising on acquisition of subsidiary	—	—	—	—	—	—	—	—	3,673	3,673
Net profit (loss)	—	—	—	—	—	—	(14,110)	(14,110)	186	(13,924)
Total other comprehensive income	—	—	—	859	—	280	—	1,139	—	1,139

Balance as of December 31, 2021	42	125,484	(86)	2,966	1,002	442	(72,998)	56,852	3,911	60,763

Exercise of share options	1	2,975	—	—	—	—	—	2,976	—	2,976
Exercise of Employee options	*)	(84)	84	—	—	—	—	—	—	—
Share-based payments	—	1,347	—	—	—	—	—	1,347	410	1,757
Equity component of transaction with non-controlling interest	—	287	—	—	—	—	—	287	(287)	—
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	(130)	(130)
PPA Adjustments	—	—	—	—	—	—	—	—	(174)	(174)
Net profit	—	—	—	—	—	—	(76)	(76)	291	215
Total other comprehensive income	—	—	—	(6,257)	—	558	—	(5,699)	(419)	(6,118)

Balance as of December 31, 2022	43	130,009	(2)	(3,291)	1,002	1,000	(73,074)	55,687	3,602	59,289
*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2022	2021	2020
Cash flows from operating activities:

Net profit (loss)	215	(13,924)	278

Adjustments required to reconcile net profit (loss) to net cash provided by (used in) operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	7,134	5,382	4,928
Capital loss from sale of property and equipment	51	63	77
Impairment of property, and equipment	—	118	24
Impairment of intangible assets	—	—	24
Change in employee benefit liabilities, net	90	21	88
Financial expenses (income), net	(7,443)	12,857	276
Valuation (gains) loss of short-term investments	769	114	(167)
Cost of share-based payments	1,757	1,291	82
Tax expenses (benefit)	1,097	455	(201)

	3,455	20,301	5,131
Changes in operating assets and liabilities:

Decrease (increase) in trade receivables, net	(641)	611	1,134
Increase in inventory	(2,544)	(3,097)	(248)
Decrease (increase) in prepaid expenses	(21)	202	(156)
Decrease (increase) in other accounts receivable	(471)	289	(303)
Increase in trade payables	1,264	494	393
Decrease in deferred revenues	(246)	(970)	(296)
Decrease (increase) in other accounts payable	845	(2,459)	(466)

	(1,814)	(4,930)	58
Cash paid and received:

Interest received	429	318	102
Interest paid	(1,010)	(440)	(405)
Income tax received	87	7	189
Income taxes paid	(1,435)	(1,147)	(671)

	(1,929)	(1,262)	(785)

Net cash provided by (used in) operating activities	(73)	185	4,682

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property and equipment	(1,661)	(625)	(859)
Acquisition of subsidiaries (a)	—	(27,323)	—
Investment in intangible assets	(5,243)	(2,633)	(913)
Investment in short-term deposits	(5,705)	(4,860)	—
Proceeds from short-term deposits	—	4,733	—
Purchase of short-term investments	(5,588)	(13,622)	(6,718)
Proceeds from sale of short-term investments	11,764	3,356	843

Net cash used in investing activities	(6,433)	(40,974)	(7,647)

Cash flows from financing activities:

Proceeds from issue of share options liability	—	6,859	—
Dividend paid to non-controlling interests	(130)	—	—
Payment of lease liabilities	(2,447)	(1,933)	(1,456)
Proceeds from issue of share capital, net	—	30,140	—
Exercise of share options	1,961	463	—
Proceeds from (payment of) long-term loans	(1,665)	18,265	—
Proceeds from (payment of) short-term credit	—	(2,716)	2,179

Net cash provided by (used in) financing activities	(2,281)	51,078	723

Effect of exchange rate changes on cash and cash equivalents	(1,575)	414	308

Increase (decrease) in cash and cash equivalents	(10,362)	10,703	(1,934)
Cash and cash equivalents at the beginning of the year	14,845	4,142	6,076

Cash and cash equivalents at the end of the year	4,483	14,845	4,142

Non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	1,658	131	439
Liability derecognized and recorded in equity upon exercise of share options	1,015	319	—

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2022	2021	2020
(a) Acquisition of subsidiaries

The subsidiaries’ assets and liabilities at date of acquisition (excluding cash and cash equivalents):

Trade receivables	—	3,424	—
Other receivables	—	685	—
Property and equipment	—	807	—
Deferred taxes	—	(3,356)	—
Right-of-use-assets	—	3,509	—
Intangible assets	—	34,157	—
Trade payables	—	(668)	—
Other payables	—	(2,492)	—
Put option, net	—	(185)	—
Loans from banks	—	(390)	—
Employee benefit liabilities	—	(985)	—
Lease liabilities	—	(3,510)	—
Non-controlling interests	—	(3,673)	—
	—	27,323	—

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL
a.

SHL Telemedicine Ltd. (“SHL” and/or “the Company”) was incorporated in Israel. The registered office is located at Ashdar Building, Yigal Alon St. in Tel Aviv. Its shares are publicly-traded on the SIX Swiss Exchange under the symbol SHLTN. In April 2023 the Company started trading its American Depositary Shares (“ADRs”) on The NASDAQ Capital Market (the “Nasdaq”), under the ticker symbol “SHLT”, see also Note 27c.

SHL and its subsidiaries (“the Group”) develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL’s personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. In addition, the Group provides B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers.

b.

On August 24, 2021, the Company signed an agreement to acquire 70% of the Mediton Group companies, a leading provider of B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions including the Israeli Social Security and Ministry of Defense, all four sick funds and to insurance companies, see also Note 5b.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of presentation of the financial statements:
1.	These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Group’s financial statements have been prepared on a cost basis, except for marketable securities, liability to underwriters and derivatives (put option, and liability for share options) which are measured at fair value through profit or loss and employee benefit assets and liabilities.

The Group has elected to present the statement of comprehensive income using the function of expense method.

2.	Consistent accounting policies:

The accounting policies adopted in the financial statements have been applied consistently for all periods presented, unless otherwise stated.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less/plus the consideration paid or received.

c.	Functional currency and presentation currency:
1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the U.S. dollar.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The functional currency of the Company and it’s subsidiaries in Israel is the NIS.

When a Group entity’s functional currency differs from the presentation currency, that entity’s financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)

Assets and liabilities of foreign operations, including goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of said foreign operation, are translated at the closing rate at the end of the reporting period.

b)	Income and expenses for each period presented in the statement of income are translated at average exchange rates for the presented periods.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.
d)

Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve”.
2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets or carried to equity in hedge transactions, are recognized in profit or loss.

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

f.	Inventory:

Inventory of telemedicine devices for sale is presented at the lower of cost or net realizable value. Cost is determined using the “first-in, first-out” method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

g.	Financial instruments:
1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-The Company’s business model for managing financial assets; and

-The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
c)	Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading, including derivatives, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

2.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit loss.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

3.	Derecognition of financial assets:

A financial asset is derecognized only when the contractual rights to the cash flows from the financial asset has expired.

4.	Financial liabilities:
a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

b)	Financial liabilities measured at fair value through profit or loss:

Financial liabilities measured at fair value through profit or loss include liabilities held for trading, including derivatives, and financial liabilities that meet certain criteria which are designated upon initial recognition to fair value through profit or loss.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At initial recognition, the Company measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

6.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

h.	Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	The Group as a lessee:

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments (excluding variable lease payments) discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group’s incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the periods of depreciation of the right-of-use assets by class of underlying asset:

	Years	Mainly
Motor vehicles	1.5-3.5	3
Buildings	6-11	10

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.	Variable lease payments that depend on an index:

On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

3.	Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

4.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Group remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If a lease modification reduces the scope of the lease, the Group recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Group subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

i.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the date of acquisition with the addition of non-controlling interests in the acquiree.

Direct acquisition costs are carried to the income statement as incurred.

A put option granted by the Group to non-controlling interests and concurrently a call option received by the Group from the non-controlling interests that can be settled in cash or by the delivery of a variable number of shares are accounted for as a derivative financial liability or asset presented on a net basis and measured at fair value. The non-controlling interests continue to be recognized in equity until the put or call options are exercised.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of evaluation of impairment of goodwill, goodwill purchased in a business combination is evaluated and attributed to the cash-generating units to which it had been allocated.

j.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the property and equipment.

Depreciation is calculated at constant annual rates on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Medical equipment	10 – 15	(mainly 15)
Motor vehicles and ambulances	15 - 20	(mainly 20)
Office furniture and equipment	6 - 7	(mainly 6)
Computers and peripheral equipment	15 - 33	(mainly 20)
Leasehold improvements	see below
Telemedicine devices on loan to customers	10

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

k.	Intangible assets:

Intangible assets acquired in a business combination are included at fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as changes in accounting estimates. The amortization of intangible assets with finite useful lives is recognized in profit or loss.

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

The useful life of intangible assets is as follows:

Years
Developments costs	5 - 10
Computer software	5
Contracts	6.75
Customer relations	10
Information technology	6

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from development or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The asset is measured at cost less any accumulated amortization and any accumulated impairment losses. Costs recognized as intangible assets include directly attributable costs of preparing the asset for its intended use such as cost of materials, direct labor costs and overhead.

Amortization of the asset begins when development is complete and the asset is available for use. As for the testing of impairment, see l below.

l.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill related to subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the Group’s cash-generating units that is expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year or more frequently if events or changes in circumstances indicate that there is impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

2.	Development costs capitalized during the development period:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is impairment.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes. Current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity. In such cases, the tax effect is also recognized in the relevant item.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply to the period when the taxes are reversed in profit or loss, comprehensive income or equity, based on tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred taxes in profit or loss represent the changes in the carrying amount of deferred tax balances during the reporting period, excluding changes attributable to items recognized outside of profit or loss.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, “taxes on income”. Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group’s policy not to initiate distribution of dividends that triggers an additional tax liability.

All deferred tax assets and deferred tax liabilities are presented in the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
n.	Share-based payment transactions:

The Company’s employees are entitled to remuneration in the form of equity-settled share-based payment transactions (see details in Note 23).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard option pricing model, additional details are given in Note 23d. In estimating fair value, the vesting conditions (consisting of service conditions and performance conditions other than market conditions) are not taken into account. The only conditions taken into account in estimating fair value are market conditions and non-vesting conditions. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
o.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made. The short-term employee benefit liability in the statement of financial position is measured on an undiscounted basis.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies or funds and classified as defined contribution plans or as defined benefit plans.

a)	Defined contribution plans:

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Contributions to a defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

b)	Defined benefit plans:

The Group operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law in Israel. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with term of the benefit obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the Company has a surplus in a defined benefit plan, it shall measure the net defined benefit asset up to the present value of economic benefits available to the Company in the form of refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Company when it can be utilized during the life of the plan or after the obligation is settled taking into account minimum contribution requirements.

If the Company’s minimum contribution requirements consist of an obligation to make contributions for past services, the Company recognizes the obligation as long as these contributions will not be available in the form of a refund or a reduction in future contributions.

The liability for employee benefits presented in the balance sheet reflects the present value of the defined benefit obligation less the fair value of the plan assets (see details in Note 19).

Remeasurements of the net liability are recognized as other comprehensive income (loss) in the period in which they occur.

p.	Treasury shares:

Company shares held by the Company are recognized at cost of purchase and deducted from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
q.	Revenue recognition:

Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance. Revenue is recognized in the reporting periods in which the services are rendered. Revenues from the installation fees are recognized as the installation is performed.

The Company charges its customers based on payment terms agreed upon in specific agreements. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset (income receivable) or liability (deferred revenues) and recognizes revenue in profit or loss when the work is performed. The Company has elected to apply the practical expedient allowed by the Standard and does not separate the financing component in transactions in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

Revenue from the sale of telemedicine devices:

Revenue from sale of telemedicine devices is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, generally upon delivery of the goods to the customer.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Costs of obtaining a contract:

Costs incurred in obtaining subscription contracts which would not have been incurred if the contract had not been obtained (incremental costs) and which the Company expects to recover are recognized as an asset (prepaid expenses). The asset is amortized over the estimated average service period of subscriber contracts, adjusted for cancellations.

r.	Interest income:

Interest income on financial assets is recognized as it accrues using the effective interest method.

s.	Earnings per share:

Basic earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

For diluted earnings per share, the weighted average of shares outstanding is adjusted, assuming conversion of potential dilutive shares (employee options), except when such conversion has an anti-dilutive effect.

t.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision.

u.	Advertising expenses:

Expenditures incurred on advertising, marketing or promotional activities, such as production of catalogues and promotional pamphlets, are recognized as an expense when the Group has the right of access to the advertising goods or when the Group receives those services.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
v.	Presentation of statement of comprehensive income:

The Group has elected to present a single statement of comprehensive income which includes both the items of the statement of income and the items of other comprehensive income.

w.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1-quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2-inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3-inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
x.	Exchange rates and linkage basis:

Data regarding Israeli CPI and exchange rates of the U.S. dollar, the Euro and the Swiss Franc in relation to the NIS is as follows:

	Israeli	Exchange rate of
For the year ended	CPI	€	U.S. $	CHF

	Points *)	NIS
December 31, 2022	241.4	3.75	3.52	3.82
December 31, 2021	229.4	3.52	3.11	3.40
December 31, 2020	223.1	3.94	3.21	3.65

Change during the year	%
2022	5.2	6.5	13.2	12.4
2021	2.8	(10.7)	(3.1)	(6.8)
*)	The index on an average basis of 1993 = 100.

y.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:
1.	Amendment to IAS 16, “Property, Plant and Equipment”:

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (“the Amendment”). The Amendment prohibits a company from deducting from the cost of property, plant and equipment (“PP&E”) consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Amendment is applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment.

The cumulative effect of initially applying the Amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as applicable) at the beginning of the earliest period presented.

The application of the Amendment did not have a material impact on the Company’s financial statements.

2.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”).

According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. The application of the Amendment does not require of property, plant and equipment the restatement of comparative data. Instead, the opening balance of retained earnings on the date of initial application date is adjusted for the cumulative effect of the Amendment.

As a result of the application of the Amendment, the Company now includes both incremental costs and certain other costs in determining whether a contract is onerous whereas before the Amendment, the Company only included incremental costs in the determination. Accordingly, the Company evaluated the effect of the application of the Amendment on contracts whose entire obligations have not been fulfilled as of January 1, 2022 and concluded that it is unnecessary to recognize any onerous contracts in respect thereof.

3.	Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, “Financial Instruments” (“the Amendment”). The Amendment clarifies which fees a company should include in the “10% test” described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

According to the Amendment, fees paid net of any fees received that are included in the cash flows are only those fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

The Amendment is effective for annual periods beginning on or after January 1, 2022. The Amendment is applied to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the Amendment, that is from January 1, 2022.

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

a.	Judgments:

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-Capitalization of development costs

Development costs are capitalized in accordance with the accounting policy described in Note 2k, which is based on the criteria set forth in IAS 38. The assessment of whether development costs meet the criteria for recognition as an intangible asset requires significant management judgment, in particular with respect to technical feasibility, generation of future economic benefits, and ability to measure reliably the costs attributable to the intangible asset.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)
b.	Estimates and assumptions:

The preparation of these financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. In determining its accounting estimates, management relies on past experience, various underlying facts, external factors and reasonable assumptions, based on the relevant circumstances. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. Further details are given in Notes 21 and 12.

-Deferred tax assets:

Deferred tax assets are recognized for unused carry forward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Notes 2m and 20c.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION
a.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

•	Only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)
•

An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted.

The Company is evaluating the effects of the Amendments on its financial statements.

b.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

c.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

NOTE 5:-	ACQUISITION OF SUBSIDIARIES
a.

On January 25, 2021 the Company’s German subsidiary closed on the acquisition of 100% of Jumedi GmbH. The cash consideration paid was immaterial. Jumedi GmbH is a developer of a modular system for digital health applications (DiGA) and of “CareDoc” an innovative hybrid CRM system with integrated medical app, mainly being used by Healthcare Insurance companies in Germany. Jumedi GmbH was founded in 2017, employs about 20 people, mainly Software and IT Solutions developers. Following the closing, Mr. Linus Drop who founded Jumedi in 2017 and served as its Managing Director was appointed as Co-Managing Director of SHL German Operation.

b.

On August 24, 2021, the Company signed an agreement to acquire 70% of the Mediton Group companies, a leading provider of B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions including the Israeli Social Security and Ministry of Defense, all four sick funds and to insurance companies.

The Company acquired a 70% interest in Mediton Group for approx. NIS 84 million ($26 million) and financed the acquisition from cash on hand and long-term bank financing (see Note 15 below). The transaction includes the grant of a put option to, and the receipt of a call option from, the non-controlling interest that upon exercise of the put option or call option will result in the acquisition by the Company of the remaining 30% interest in Mediton Group in approximately four to five years from closing. The exercise price of the put option and call option is based on a multiple of EBITDA of Mediton Group as defined in the acquisition agreement. The Mediton Group will continue to operate under its current leadership.

The Group has elected to measure the non-controlling interests in the acquiree at the proportionate share of the non-controlling interests of the fair value of the acquiree’s net identifiable assets.

For more details see Note 18h.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	ACQUISITION OF SUBSIDIARIES (Cont.)

The fair value of the identifiable assets and liabilities of Mediton Group and Jumedi on the respective acquisition dates based on valuations prepared by an external valuation specialist:

	Fair
	Value (**)
Cash and cash equivalents	29
Trade receivables	3,424
Other receivables	685
Property, plant and equipment	807
Deferred tax assets	300
Right of use assets	3,509
Intangible assets	15,594	(*)

	24,348

Trade payables	(668)
Other payables	(2,492)
Short-term loans from banks	(390)
Employee benefit liabilities	(985)
Lease liabilities	(3,510)
Deferred tax liability	(3,656)
	(11,701)

Net identifiable assets	12,647
Non-controlling interests	(3,673)
Put liability, net	(185)
Goodwill arising on acquisition	18,563	(*)

Total purchase cost	27,352

Cash and cash equivalents acquired with the acquiree at the acquisition date	29
Cash paid	(27,352)

Net cash	(27,323)

(*) After reclassification of $768 from other intangible assets to goodwill.

From the acquisition date, the acquired companies contributed net profit of $378 to the consolidated net loss and $8,775 to the consolidated revenues for 2021. If the business combination had taken place at the beginning of 2021, the consolidated net loss would have been $13,383 and the consolidated revenues would have been $64,273for the year 2021.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquiree.

The goodwill recognized is not deductible for income tax purposes.

(**) The fair value as of the acquisition date in 2021 was based on a provisional assessment. During 2022 the purchase price allocation (“PPA”) was completed, and it was determined that trade payables as of the acquisition date should be increased by $581, with a corresponding decrease of $174 in non-controlling interests and increase of $407 in goodwill. This PPA adjustment has no material effect on profit or loss. Due to immateriality, the PPA adjustment has been recorded in the 2022 financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
Cash in banks (mainly in EUR)	4,377	14,269
Short-term deposits (in NIS)	106	576

	4,483	14,845

NOTE 7:-	SHORT-TERM INVESTMENTS

	December 31,
	2022	2021
Marketable securities:

Financial assets at fair value through profit or loss (mainly in USD)
Corporate bonds	4,033	9,729
Government bonds and loans	392	2,046
Shares	784	2,616
Exchange Traded Funds	3,308	2,826

	8,517	17,217

Short-term deposits	5,700	—

	14,217	17,217

NOTE 8:-	TRADE RECEIVABLES

	December 31,
	2022	2021
Accounts receivable (1)	7,596	7,959
Other	201	203
Allowance for doubtful accounts	—	(32)

	7,797	8,130
(1)	The terms of billed accounts receivable are generally 30-60 days. As of December 31, 2022 and 2021, there were no material billed receivables that were past due.

NOTE 9:-	PREPAID EXPENSES

Amortization of prepaid expenses (costs of obtaining contracts – see Note 2p) amounted to $788 in the year ended December 31, 2022 (2021- $852).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2022	2021
Interest receivable	190	44
Government authorities	616	642
Related parties	40	—
Advances to supplies	54	176
Prepaid expenses	469	412
Others	543	194

	1,912	1,468

NOTE 11:-	PROPERTY AND EQUIPMENT

	Computers
	and		Office	Motor
	peripheral	Medical	furniture and	vehicles and	Leasehold	Devices
	equipment	equipment	equipment	ambulances	improvements	on loan	Total
Cost:

Balance as of January 1, 2021	17,537	5,821	2,168	2,349	3,241	45,532	76,648

Additions during the year	478	—	27	6	73	49	633
Disposals during the year	—	—	—	—	—	(559)	(559)
Transfer from inventory, net	—	—	—	—	—	422	422
Initially consolidated company	102	128	149	63	359	—	801
Currency translation differences	217	201	6	80	104	1,126	1,734

Balance as of December 31, 2021	18,334	6,150	2,350	2,498	3,777	46,570	79,679

Additions during the year	479	31	153	4	598	395	1,660
Disposals during the year	(4)	—	(64)	(2)	—	(1,106)	(1,176)
Transfer from inventory, net	—	—	—	—	—	564	564
Currency translation differences	(1,953)	(715)	(241)	(290)	(445)	(5,232)	(8,876)

Balance as of December 31, 2022	16,856	5,466	2,198	2,210	3,930	41,191	71,851

Accumulated depreciation:

Balance as of January 1, 2021	16,643	5,800	1,645	2,040	2,992	44,177	73,297

Additions during the year	422	21	96	29	59	376	1,003
Disposals during the year	—	—	—	—	—	(260)	(260)
Impairment (see Note 24g)	—	—	—	—	—	(118)	(118)
Transfer from inventory, net	—	—	—	—	—	4	4
Currency translation differences	227	197	15	70	101	1,118	1,728

Balance as of December 31, 2021	17,292	6,018	1,756	2,139	3,152	45,297	75,654

Additions during the year	385	42	100	36	158	388	1,109
Disposals during the year	(4)	—	(64)	(2)	—	(1,054)	(1,124)
Transfer from inventory, net	—	—	—	—	—	7	7
Currency translation differences	(1,852)	(701)	(181)	(250)	(364)	(5,099)	(8,447)

Balance as of December 31, 2022	15,821	5,359	1,611	1,923	2,946	39,539	67,199

Depreciated cost as of December 31, 2022	1,035	107	587	287	984	1,652	4,652

Depreciated cost as of December 31, 2021	1,042	132	594	359	625	1,273	4,025

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	GOODWILL AND INTANGIBLE ASSETS, NET

					Total
		Contracts			other
	Development	and	Customer	Information	intangible	Goodwill
	costs	others	relations	Technology	assets	(1)
As of January 1, 2022, net of accumulated amortization	5,309	—	14,929	549	20,787	37,508
Additions during the year	5,243	—	—	—	5,243	—
Amortization during the year	(1,829)	—	(1,526)	(102)	(3,457)	—
PPA adjustment (see Note 5)	—	—	—	—	—	407
Currency translation differences	(449)	—	(1,666)	(33)	(2,148)	(4,170)

As of December 31, 2022, net of accumulated amortization	8,274	—	11,737	414	20,425	33,745

As of December 31, 2022:
Cost	46,961	7,488	16,510	621	71,580	33,745
Accumulated amortization	(38,687)	(7,488)	(4,773)	(207)	(51,155)	—

Net carrying amount	8,274	—	11,737	414	20,425	33,745

					Total
		Contracts			other
	Development	and	Customer	Information	intangible	Goodwill
	costs	others	relations	Technology	assets	(1)
As of January 1, 2021, net of accumulated amortization	4,090	578	—	—	4,668	18,168
Additions during the year	2,633	—	—	—	2,633	—
Initially consolidated company	—	—	14,889	705	15,594	18,563
Amortization during the year	(1,243)	(557)	(413)	(118)	(2,331)	—
Currency translation differences	(171)	(21)	453	(38)	223	777

As of December 31, 2021, net of accumulated amortization	5,309	—	14,929	549	20,787	37,508

As of December 31, 2021:
Cost	46,489	7,947	18,010	659	73,105	37,508
Accumulated amortization	(41,180)	(7,947)	(3,081)	(110)	(52,318)	—

Net carrying amount	5,309	—	14,929	549	20,787	37,508
(1)

The recoverable amount of the cash generating units to which the goodwill mainly relates has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The carrying amount of the goodwill has been allocated to the following cash generating units:

	December 31,
	2022	2021
Israel – Telemedicine	3,044	3,445
Israel – Mediton	16,606	18,350
Germany	14,095	15,713

	33,745	37,508

In 2022 the goodwill previously allocated to International (primarily comprised of Germany) was reallocated wholly to Germany.

The recoverable amount of each of the cash generating units has been determined based on a value in use calculation using cash flow projections from financial budgets and forecasts approved by senior management covering a five-year period. The key assumptions used in the value in use calculations are the (i) discount rate (ii) growth rate of revenues in the 5 year forecast period subsequent to end of the reporting period, and (iii) growth rates used to extrapolate cash flows beyond the forecast period.

The pre-tax discount rate applied to cash flow projections are as follows:

	December 31,
	2022	2021*)
Israel – Telemedicine	19.1%	17.9%
Israel – Mediton	18.3%	17.7%
Germany	16.8%	13.9%

*) Revised to reflect pre-tax discount rates.

The average growth rate of revenues in the 5 year forecast period subsequent to the end of the reporting period, are as follows:

	December 31,
	2022	2021

Israel - Telemedicine	4%	3%
Israel – Mediton	5.4%	5.8%
Germany	13.8%	16.1%

The cash flows beyond the 5-year period are extrapolated using the following growth rates:

	December 31,
	2022	2021
Israel - Telemedicine	3.2%	3%
Israel - Mediton	3.2%	3%
Germany	3%	2.5%

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The recoverable amounts, based on value in use, of each of the cash generating units exceeds their carrying amounts.

Other than described below, management of the Group believes that no reasonably possible changes in any of the above key assumptions would cause the carrying amount of a cash generating unit to materially exceed its recoverable amount.

As of December 31, 2022, the estimated recoverable amount of the CGU Germany exceeds its carrying amount by $3 million. The changes in the following assumptions used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

●	Pre-tax discount rate of 18.2%.
●	Long term growth rate of 0.8 % or lower
●	Reduction in the annual growth rate in fiscal years 2024-2027 of -1.7%.

As of December 31, 2022, the estimated recoverable amount of the CGU Mediton exceeds its carrying amount by $1.5 million. The change in the following assumption used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

●	Pre-tax discount rate of 19.0%.
●	Long term growth rate of 2.1 % or lower.
●	Reduction in the annual growth rate in fiscal years 2024-2027 of 8.1%

NOTE 13:-	LEASES

Disclosures for leases in which the Company acts as lessee:

The Company has entered into leases of buildings and motor vehicles which are used for the Company’s operations.

Leases of buildings have lease terms of between 6 and 11 years whereas leases of vehicles have lease terms of 3 years.

Some of the leases entered into by the Company include extension and/or termination options and variable lease payments.

a.	Information on leases:

	Year Ended December 31,
	2022	2021
Interest expense on lease liabilities	361	378
Expenses relating to short-term leases	25	25
Total cash outflow for leases	2,808	2,546

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	LEASES (Cont.)

b	Lease extension and termination options:

The Company has leases that include extension and termination options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

The Company generally includes in the lease term the exercise of extension options existing in the lease agreements when it is reasonably certain that the extension option will be exercised. In these leases, the Company usually exercises the extension option to avoid a significant adverse impact to its operating activities in the event that an alternative asset is not available immediately upon termination of the noncancelable lease period.

In leases of motor vehicles, the Company does not include in the lease term the exercise of extension options since the Company does not ordinarily exercise options that extend the lease period beyond 5 years.

Lease terms that include termination options will include the period covered by the termination option when it is reasonably certain that the termination option will not be exercised.

Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company’s lease liabilities:

	More than 5 years
	December 31,
	2022	2021
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	2,472	2,665

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets:

		Motor
	Buildings	vehicles	Total
Cost:
Balance as of January 1, 2022	16,089	1,078	17,167
Additions during the year:
New leases	950	475	1,425
Adjustments for indexation	266	30	296
Disposals	(55)	—	(55)
Currency translation differences	(1,406)	(134)	(1,540)

Balance as of December 31, 2022	15,844	1,449	17,293

Accumulated depreciation:
Balance as of January 1, 2022	3,384	770	4,154
Additions during the year:
Depreciation and amortization	2,248	321	2,569
Disposals	(29)	—	(29)
Currency translation differences	(345)	(94)	(439)

Balance as of December 31, 2022	5,258	997	6,255

Depreciated cost at December 31, 2022	10,586	452	11,038

		Motor
	Buildings	vehicles	Total
Cost:
Balance as of January 1, 2021	12,989	1,105	14,094
Additions during the year:
Initially consolidated company	3,532	—	3,532
New leases	33	79	112
Adjustments for indexation	89	—	89
Disposals	—	(120)	(120)
Currency translation differences	(554)	14	(540)

Balance as of December 31, 2021	16,089	1,078	17,167

Accumulated depreciation:
Balance as of January 1, 2021	1,802	436	2,238
Additions during the year:
Depreciation and amortization	1,652	396	2,048
Disposals	—	(78)	(78)
Currency translation differences	(70)	16	(54)

Balance as of December 31, 2021	3,384	770	4,154

Depreciated cost at December 31, 2021	12,705	308	13,013

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CREDIT FROM BANKS

	Interest
	rate (1)	December 31,
	%	2022	2021
Credit from banks:
NIS - unlinked		—	—
Current maturities of long-term loans (see Note 15)	Prime (1) + 1.05	2,169	1,798

		2,169	1,798
(1)	The Prime rate as of December 31, 2022 – 4.75% (December 31, 2021– 1.6%).

NOTE 15:-	LONG-TERM LOANS
a.

On August 29, 2021, the Company signed an agreement with a bank in Israel to obtain a long-term loan in the amount of NIS 59 million (approximately $18,000) for a period of 7 years and 9 months. The loan is denominated in NIS and bears an annual interest rate of prime + 1.05% (2.65% as of the signing date). The loan will be repaid in 28 quarterly installments following an initial moratorium period of 9 months.

The loan agreement includes certain financial covenants related to the Company’s Israeli operations, as follows: (i) tangible equity of at least NIS 40 million; (ii) tangible equity to total tangible assets of at least 40%; and (iii) net debt to EBITDA of 3.5 at the maximum. As of December 31, 2022 the Company is in compliance with these covenants.

b.	Composition:

	December 31,
	2022	2021

	Dollars in thousands
Long-term loan	15,177	18,971
Less – current maturities	2,169	1,798

Balance	13,008	17,173

NOTE 16:-	DEFERRED REVENUES

Deferred revenues are in respect of contracts in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	OTHER PAYABLES

	December 31,
	2022	2021
Employees and payroll accruals	4,562	4,223
Accrued expenses	2,090	2,127
Liability for underwriter – see Note 18	1,131	1,021
VAT to customers and suppliers	399	572
Government authorities	640	542
Other	416	435

	9,238	8,920

NOTE 18:-	FINANCIAL INSTRUMENTS

Financial assets and liabilities:

	Carrying amount
	December 31,
	2022	2021
Financial assets at amortized cost:

Cash and cash equivalents	4,483	14,845
	5,700	—
Trade receivables	7,797	8,130
Other accounts receivable	1,912	1,468
Long term deposits	423	445

Total	20,315	24,888

Financial assets at fair value through profit or loss:

Call option from non-controlling interests	245	—
Short term investments	8,517	17,217
Total	8,762	17,217

Financial liabilities at amortized cost:

Credit from banks and others	2,169	1,798
Trade payables	3,757	2,885
Other payables	8,110	7,899
Loans from banks	13,008	17,173
Lease liabilities	11,565	13,530

Total	38,609	43,285

Financial liabilities at fair value through profit or loss:

Liability for share options	7,164	17,220
Other payables - liability to underwriters	1,131	1,021
Put option to non-controlling interests	—	67

Total	8,295	18,308

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	FINANCIAL INSTRUMENTS (Cont.)

The main risks arising from the Group’s financial instruments are credit risk, foreign currency risk, interest rate risk, market risk and liquidity risk. The Board of Directors reviews and agrees on policies for managing each of these risks, which are summarized below.

a.	Concentration of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, and trade receivables. Cash and cash equivalents are deposited with major banks. Management believes that the financial institutions that hold the Group’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables mainly derived from sales to customers in Germany and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

b.	Foreign currency risk:

The Group is subject to foreign exchange risk as it holds cash and cash equivalents and short-term investments in foreign currency as the Group purchases its devices in foreign currency. Group management regularly monitors its foreign exchange risk and attempts to limit such risks by making adequate decisions regarding cash and credit positions.

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets. The Company’s exposure to foreign currency changes for all other currencies is immaterial.

	Change in	Effect on
	USD rate	profit tax
2022	+5%	(320)
	-5%	320

2021	+5%	(347)
	-5%	347

2020	+5%	(20)
	-5%	20

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	FINANCIAL INSTRUMENTS (Cont.)

		Effect on
	Change in	profit
	EUR rate	before tax
2022	+5%	(38)
	-5%	38

2021	+5%	(252)
	-5%	252

2020	+5%	(113)
	-5%	113

c.	Market risk:

The Group has investments in marketable financial instruments that commencing from March 31, 2020 are classified as Financial assets at fair value through profit or loss in respect of which the Group is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2022, the balance of these investments is $8,517.

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of the Group’s profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/
	decrease	Effect on
	in	profit
	price	before tax
2022	+5%	426
	-5%	(426)

2021	+5%	861
	-5%	(861)

2020	+5%	324
	-5%	(324)

d.	Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

Management believes that the carrying amount of long-term deposits approximate their fair value.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-FINANCIAL INSTRUMENTS (Cont.)

e.	Interest rate risk:

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s debt obligations with floating interest rates.

The effect of reasonably possible increase of 5% of the interest rate on the Group’s profit before tax is not material

f.	Liquidity risk:

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

The Group has long-term lease liabilities repayable in monthly equal installments until March, 2029.

Total aggregate contractual undiscounted payments including interest amounts to approximately $ 12,312.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2022:

	Less
	than
	one	1 to 2	2 to 3	3 to 4	4 to 5	>5
	year	years	years	years	years	years	Total
Trade payables	3,757	—	—	—	—	—	3,757
Accrued expenses	2,090	—	—	—	—	—	2,090
PUT option (*)	—	—	11,289	—	—	—	11,289
Liability for underwriter	1,131	—	—	—	—	—	1,131
Lease liabilities	2,478	2,294	1,932	1,726	3,608	274	12,312
Loans from bank	3,002	2,933	2,861	2,788	2,714	3,927	18,225
	12,458	5,227	16,082	4,514	6,322	4,201	48,804

December 31, 2021:

	Less
	than
	one	1 to 2	2 to 3	3 to 4	4 to 5	>5
	year	years	years	years	years	years	Total
Trade payables	2,885	—	—	—	—	—	2,885
Accrued expenses	2,150	—	—	—	—	—	2,150
PUT option (*)	—	—	—	11,633	—	—	11,633
Liability for underwriter	1,021	—	—	—	—	—	1,021
Lease liabilities	2,757	2,389	2,163	1,840	1,707	3,742	14,598
Loans from bank	2,289	2,885	2,885	2,884	2,884	7,212	21,039
	11,102	5,274	5,048	16,357	4,591	10,954	53,326
(*)	Estimated gross cash outflow assuming that option will be exercised at earliest possible date.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-FINANCIAL INSTRUMENTS (Cont.)

g.	Changes in liabilities arising from financing activities:

			Foreign
	January 1,	Cash	exchange		December 31,
	2022	flows	movement	Other	2022
Lease liabilities (including current maturities)	13,530	(2,447)	(1,176)	1,657	11,564
Liability for underwriters	1,021	—	(129)	239	1,131
Long term bank loan	18,971	(1,665)	(2,130)	—	15,176
Credit from banks	—	—	—	—	—

Total liabilities from financing activities	33,522	(4,112)	(3,435)	1,896	27,871

			Foreign
	January 1,	Cash	exchange			December 31,
	2021	flows	movement		Other	2021
Lease liabilities (including current maturities)	12,235	(1,916)	(429)	*)	3,640	13,530
Liability for underwriters	—	—	39		982	1,021
Long term bank loan	—	18,265	706		—	18,971
Credit from banks	2,333	(2,716)	(6)		389	—

Total liabilities from financing activities	14,568	13,633	310		5,011	33,522
(*)	Initially consolidated subsidiary.

h.	Fair value:

The table below is a comparison between the carrying amount and fair value of the Company’s financial instruments that are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-FINANCIAL INSTRUMENTS (Cont.)

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

	Financial instruments
			Call (Put)
	Liability for		option to non-
	share options	Liability to	controlling
	(*)	underwriters	interests, net	Total

Balance as of January 1, 2022	(17,220)	(1,021)	(67)	(18,308)

Issuance of Share Options
Remeasurement recognized in:
Profit (loss)	7,423	(240)	320	7,503
Other comprehensive income (loss)	1,618	130	(8)	1,740
Exercise of Share Options into shares	1,015	—	—	1,015

As of December 31, 2022	(7,164)	(1,131)	245	(8,050)

Presented in balance sheet:

Call option	—	—	245	245
Other payables (short-term)	—	(1,131)	—	(1,131)

Liability for share options	(7,164)	—	—	(7,164)

	Financial instruments
	Liability for		Put option to
	share options	Liability to	non-controlling
	(*)	underwriters	interests, net	Total
Balance as of January 1, 2021	—	—	—	—

Issuance of Share Options	(7,178)	(416)	(184)	(7,778)
Remeasurement recognized in:
Profit (loss)	(9,700)	(566)	120	(10,146)
Other comprehensive income (loss)	(661)	(39)	(3)	(703)
Exercise of Share Options into shares	319	—	—	319

As of December 31, 2021	(17,220)	(1,021)	(67)	(18,308)

Presented in balance sheet:
Put + Call option	—	—	(67)	(67)
Other payables (short- term)	—	(1,021)	—	(1,021)
Liability for share options	(17,220)	—	—	(17,220)

(*)See Note 23b for information on fair value measurement

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-FINANCIAL INSTRUMENTS (Cont.)

The Company used the Monte Carlo option pricing model when estimating the fair value of the Put and Call Options granted in the acquisition of Mediton Group – see Note 5b.

The following table lists the significant inputs to the Monte Carlo model used to determine the fair value of the Put Option net of the Call option:

	December 31,	December 31,
	2022	2021
Underlying asset value	35,541	39,496
Expected volatility of the share price	36.7%-39.2%	42.0%-43.2%
Discount rate	15%	14.4%
Risk-free interest rate	3.68%	0.48%
Term of option	3.67 years	4.67 years

The following table demonstrates the effect on fair value of a reasonably possible change in the underlying asset value with all other variables held constant:

2022:

Increase/
decrease in
underlying	Effect on
asset value	Fair value, net

+5%	463
-5%	(453)

2021:

Increase/
decrease in	Effect on
underlying	Fair value,
asset value	net
+5%	460
-5%	(603)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	EMPLOYEE BENEFIT LIABILITIES
a.	Changes in the defined benefit obligation and fair value of plan assets:

2022:

							Gain (loss) from remeasurement
	Expenses recognized in profit or loss						in other comprehensive income
						Actuarial gain	Actuarial gain	Total effect	Effect of
				Total expense		(loss) arising	(loss) arising	on other	changes in
	Balance at			recognized in	Payments	from changes	from	comprehensive	foreign		Balance at
	January 1,	Current	Net interest	profit or loss	from the	in financial	experience	income for the	exchange	Contributions	December 31,
	2022	service cost	expense	for the period	plan	assumptions	adjustments	period	rates	by employer	2022

Defined benefit obligation	(9,848)	(405)	(245)	(650)	374	775	87	862	1,109	—	(8,153)
Fair value of plan assets	7,466	—	198	198	(349)	—	(123)	(123)	(870)	336	6,658

Net defined benefit liability (asset)	(2,382)	(405)	(47)	(452)	25	775	(36)	739	239	336	(1,495)

2021:

							Gain (loss) from
							remeasurement in other
	Expenses recognized in profit or loss						comprehensive income			Contributions
				Total
				expense		Actuarial		Total
				recognized		gain (loss)	Actuarial	effect	Effect of
				in profit		arising	gain (loss)	on other	changes
	Balance			or		from	arising	comprehensive	in
	at	Current	Net	loss for	Payments	changes in	from	income	foreign		Initially	Balance at
	January 1,	service	interest	the	from the	financial	experience	for the	exchange		consolidated	December 31,
	2021	cost	expense	period	plan	assumptions	adjustments	period	rates	by employer	company	2021

	USD in thousands
Defined benefit obligation	(7,083)	(379)	(167)	(546)	503	(194)	(66)	(260)	(275)	—	(2,186)	(9,848)
Fair value of plan assets	5,502	—	133	133	(480)	—	519	540	222	347	1,202	7,466

Net defined benefit liability (asset)	(1,581)	(379)	(34)	(413)	23	(194)	453	280	(53)	347	(984)	(2,382)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-EMPLOYEE BENEFIT LIABILITIES (Cont.)

2020:

							Gain (loss) from
							remeasurement in other
	Expenses recognized in profit or loss						comprehensive income			Contributions
								Total
				Total		Actuarial		effect
				expense		gain (loss)	Actuarial	on other	Effect of
				recognized		arising from	gain (loss)	comprehensive	changes in
	Balance at	Current	Net	in profit or	Payments	changes in	arising from	income	foreign		Balance at
	January 1,	service	interest	loss for the	from the	financial	experience	for the	exchange		December 31,
	2020	cost	expense	period	plan	assumptions	adjustments	period	rates	by employer	2020

	USD in thousands
Defined benefit obligation	(6,435)	(384)	(148)	(532)	427	(37)	(11)	(48)	(495)	—	(7,083)
Fair value of plan assets	5,086	—	123	123	(394)	—	15	15	384	288	5,502

Net defined benefit liability (asset)	(1,349)	(384)	(25)	(409)	33	(37)	4	(33)	(111)	288	(1,581)

b.	Disaggregation of the fair value of the plan assets:

	Year ended
	December 31,
	2022	2021	2020
Insurance contracts	6,658	7,466	5,502

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-EMPLOYEE BENEFIT LIABILITIES (Cont.)

c.	The principal assumptions underlying the defined benefit plan:

	2022	2021	2020

		%
Discount rate	5.57	1.00-2.98	2.27
Expected rate of salary increase	2.0-5.92	2.00-5.70	4.40

d.	Amount, timing and uncertainty of future cash flows:

Below are reasonably possible changes at the end of the reporting period in each actuarial assumption assuming that all other actuarial assumptions are constant:

	Change in defined benefit
	obligation
	Year ended
	December 31,
	2022	2021	2020
Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:
Salary increase of 6.51% (instead of 5.9%) (2021- 6.27% instead of 5.70%, 2020-4.84% instead of 4.40%)	(49)	(105)	(97)

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:
Increase of 1 % in discount rate	(13)	57	(29)
Decrease of 1 % in discount rate	45	128	38

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-	TAXES ON INCOME
a.	Tax rates applicable to the income of the Group companies:
1.	Companies in Israel:

The Israeli corporate income tax rate was 23% in 2022, 2021 and 2020.

The deferred taxes are computed at the average tax rate of 23% (2021 – 23%, 2020 – 23%), based on the tax rates that are expected to apply upon realization.

2.	Foreign subsidiaries:

The principal tax rates applicable to the major subsidiaries whose place of incorporation is outside Israel are:

The U.S. - tax at the rate of 21%.

Germany - tax at the rate of 31.4%.

b.	Taxes on income included in the statements of comprehensive income:

	Year ended
	December 31,
	2022	2021	2020
Current taxes	749	236	—
Deferred taxes	341	259	136
Taxes in respect of prior years	7	(40)	(337)

	1,097	455	(201)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-TAXES ON INCOME (Cont.)

c.	Deferred tax assets (liabilities):

Composition and changes in deferred taxes, as presented in the consolidated balance sheet, are as follows:

	Fixed		Carry-
	and	Employee	forward
	intangible	benefit	tax
	assets	liabilities	losses	Total
Balance at January 1, 2021	(599)	517	4,371	4,289

Initially consolidated companies	(3,656)	300	—	(3,356)
Amount included in statement of comprehensive income	334	(19)	(574)	(259)
Currency translation differences	(85)	26	119	60

Balance at December 31, 2021	(4,006)	824	3,916	734

Amount included in statement of comprehensive income	498	(122)	(875)	(499)	(*)
Currency translation differences	443	(90)	(416)	(63)

Balance at December 31, 2022	(3,065)	612	2,625	172

(*) $159 presented in other comprehensive income.

d.	The deferred taxes are reflected in the balance sheet as follows:

	December 31,
	2022	2021
Non-current assets	2,872	4,168
Non-current liabilities	(2,700)	(3,434)

	172	734

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-TAXES ON INCOME (Cont.)

e.	A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended
	December 31,
	2022	2021	2020
Income (loss) before taxes on income	1,312	(13,469)	77

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	302	(3,098)	18

Increase (decrease) in taxes resulting from:
Taxes in respect of previous years	7	(40)	(337)
Non-deductible expenses (non-taxable income)	(1,699)	2,613	134
Different tax rates	60	22	(2)
Loss for which deferred taxes were not recognized	2,234	926	857
Capital losses for which deferred taxes were not recognized	193	32	(36)
Utilization of previously unrecognized tax losses	—	—	(835)

Total tax expenses reported in the consolidated statements of comprehensive income	1,097	455	(201)

f.	Carry forward tax losses:

The carry forward losses for tax purposes as of December 31, 2022 amount to NIS 236,130,000 ($67,102) (2021 –NIS 249,552,000 ($80,242), 2020 – NIS 254,320,000, $79,104) in Israel (which may be carried forward indefinitely) and EUR 22,212,000 ($23,689) (2021 – EUR 17,026,000 ($19,270), 2020 – EUR 16,737,000, $ 20,532) in Europe. In the U.S., SHL USA has federal and state net operating losses and credits of $10,716 (2021 - $8,866, 2020 - $ 7,743), which expire at various times.

Deferred tax assets in the amount of $21,113 (2021 - $26,194) relating to carry forward tax losses as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-TAXES ON INCOME (Cont.)

g.	The expiry dates for carry forward tax losses which are not recognized are as follows:

	Year ended
	December 31,
	2022	2021
2022	—	412
2023	24	37
2024	229	743
2025	126	400
2026	52	139
2027	281	945
2028-2031	423	1,447
2032-2039	857	10,749
Unlimited	87,278	75,030

	89,270	89,902

NOTE 21:-	COMPENSATION OF KEY MANAGEMENT PERSONNEL (INCLUDING DIRECTORS)

	Year ended
	December 31,
	2022	2021	2020
a. Balance:
Other accounts payables	181	170	195

b. Transactions:
Short-term employee benefits	2,531	2,108	1,919
Share-based payment benefits	1,179	883	69

Total	3,710	2,991	1,988

NOTE 22:-	COMMITMENTS AND CONTINGENT LIABILITIES
a.	Charges:

As collateral for the Group’s liabilities, fixed charges have been placed on specific accounts receivable.

b.	Contingent liabilities:

The Group, from time to time, is party to various claims and disputes associated with its ongoing business operations. In management’s opinion, based on the opinion of its legal counsels, none of these claims or disputes is expected, either individually or in the aggregate, to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	EQUITY
a.	Composition of share capital:

	December 31, 2022		December 31, 2021
		Issued and		Issued and
	Authorized	outstanding*)	Authorized	outstanding*)

Number of shares
Ordinary shares of NIS 0.01 par value each	25,000,000	14,682,272	25,000,000	14,491,171
*)	Net of treasury shares – see (c).
b.	Movement in share capital:

On January 7, 2021, the Special General Meeting of the Company approved the increase of the authorized share capital of the Company to 25,000,000 Ordinary shares of NIS 0.01 par value each.

On January 21, 2021 the Company closed the first of the two Capital Increases by issuing 1,300,000 new Ordinary shares from authorized capital (the “New Shares”) and selling 300,000 treasury shares. The New Shares were listed on SIX Swiss Exchange on January 22, 2021. In addition, 800,000 Share Options to purchase Ordinary shares were granted on January 21, 2021, to be newly issued from the authorized capital upon exercise (“Share Options”, ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

On February 17, 2021 the Company closed the second Capital Increase by issuing 2,288,889 new Ordinary shares from its authorized capital (the “New Shares”). The New Shares were listed on SIX Swiss Exchange on February 18, 2021. In addition, 1,144,444 Share Options to purchase further Ordinary shares were granted on February 17, 2021, to be newly issued from the authorized capital upon exercise (ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

In both Capital Increases the New Shares have been placed by way of a private placement. No subscription rights of the existing shareholders apply and no public offering takes place. Pursuant to the Swiss Financial Services Act, a listing prospectus has been issued by SHL and approved by SIX Exchange Regulation for the purpose of the listing of the New Shares.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

Below are the amounts of proceeds received from both Capital Increases and the allocation of the proceeds to Share capital and Share options:

	Total	Allocated to:
	received	Share	Share
	proceeds	capital	options
Capital increase	39,316	32,138	7,178

Issue costs:
Payment to underwriter in cash	1,758	1,437	321
Share options granted to underwriter	1,002	819	183
Estimated liability for future cash payment to underwriter upon exercise of options by investors	416	340	76
Payment in cash to other consultants	380	310	69
Total issue costs	3,556	2,907	649

Since the exercise price of the Share Options issued to the investors is denominated in CHF which is not the functional currency (NIS) of the Company, these Share Options are accounted for upon initial recognition as a financial liability at fair value through profit or loss. After initial recognition, increase (decrease) in fair value in each reporting period are recognized in profit or loss as non-cash financial expenses (income).

The Company uses the Black and Scholes option pricing model when estimating the fair value of the Share Options.

The following table lists the significant inputs to the Black and Scholes model used for the fair value measurement of the Share Options:

	December 31,	December 31,
	2022	2021
Expected dividend	0%	0%
Expected volatility of the share price	32.59%-38.24%	34.81%-35.16%
Risk-free interest rate	0.82%	0%
Expected average life of options	0.06-0.13 years	1.06-1.13 years
Share price	CHF 14.80 ($16.05)	CHF 19.10 ($20.91)

The expected volatility of the share price reflects the assumption that the historical volatility of the share price is reasonably indicative of expected future trends.

Based on the above inputs, the total fair value of the Share Option liability was $7,164 ($17,220 at December 31, 2021). During the reporting period$7,423 (2021 - $(9,700)) was recorded in financial income (expenses) in respect of the revaluation of the liability (this amount is a non cash expense). The fair value measurement of the liability is categorized in Level 3 of the fair value hierarchy. An increase (decrease) of 10% in the share price would decrease (increase) the profit before taxes by $2,779 ($2,745) (2021 - $3,702 ($3,600)) thousand.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

The following table lists the movements in Share Options:

First capital increase	800,000
Second capital increase	1,144,445
Exercise of share options	(38,625)

Balance on December 31, 2021	1,905,820
Exercise of share options	(171,945)

Balance on December 31, 2022	1,733,875

See Note 27b about Options exercised after balance sheet date.

In respect of the Capital Increases, the underwriters were also granted options to acquire 97,222 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93). As of December 31, 2022, no options had been exercised. These options will expire in March 2025.

The underwriters are also entitled to receive a cash payment derived from future cash received by the Company from the exercise of the Share Options. In addition, the underwriters were granted options to acquire a certain number of Units of securities based on a formula derived from the future cash payments received from the exercise of the Share Options. These Units are identical to those described above. As of December 31, 2022, the estimated number of Units to be issued is 59,414. See also Note 27b regarding actual number of Units issued after balance sheet date.

The Company can elect to replace the above options to the underwriters with a cash payment based on a formula set forth in the agreement with the underwriters. In 2023 the Company has elected to issue options.

The Company used the Monte Carlo option pricing model when estimating the fair value of the liability for future payment to the underwriter as described above.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

The following table lists the significant inputs to the Monte Carlo model used for the fair value measurement of the liability:

	December 31,	December 31,
	2022	2021
Expected volatility of the share price	43.15%	38.7%
Risk-free interest rate	0.82%	0%
Expected average life of options	0.21 years	1.21 years
Share price	CHF 14.80 ($16.05)	CHF 19.10 ($20.91)

Based on the above inputs, the total fair value of the options to acquire Units and the future payment liability at the date of issuance were $1,002 and $416, respectively. The fair value of the liability at December 31, 2022 was $1,131 (December 31, 2021 - $1,021). The increase in fair value of the liability during the reporting period in the amount of $239 (2021 - $566) was recorded in financial expenses (this amount is a non cash expense). The fair value of the liability as of December 31, 2022, approximates the maximum amount of the future cash payment to the underwriters assuming all Share Options were exercised.

Total issue costs amounted to $3,556 of which $649 were allocated to the issuance of the Share Options and recorded in finance expenses. The balance of $2,907 were recorded as a deduction from additional paid-in capital in equity.

Issued and outstanding share capital (net of treasury shares):

Number of
shares
Balance at January 1, 2021	10,514,454

Issue of share capital	3,588,889
Exercise of share options	38,625
Treasury shares sold	300,000
Treasury shares sold upon exercise of employee options	49,203

Balance at December 31, 2021	14,491,171

Exercise of share options	171,945
Exercise of employees share options	5,694
Treasury shares sold upon exercise of employee options	13,462

Balance at December 31, 2022	14,682,272

c.	Treasury shares:

The Company holds 1,372 shares (14,834 shares as of December 31, 2021) at a total cost of $2 as of December 31, 2021 ($86 as of December 31, 2021).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

d.	Share option plans:

On May 4, 2020, the Company’s Board of Directors approved the grant of 80,000 options to a senior manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 1.869 ($1.937). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 5.80; exercise price – CHF 5.26; expected volatility – 39.15%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.42 years.

On June 30, 2020, the Company’s Board of Directors and the Special General Meeting approved the grant of 50,000 options to the Acting CEO, who is also a director in the Company, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 1.729 ($ 1.817). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 5.75; exercise price – CHF 5.61; expected volatility – 39.84%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.45 years.

On August 6, 2020, the Company’s Board of Directors approved the grant of 15,000 options to a consultant, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 1.498 ($1.649). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 5.30; exercise price – CHF 5.61; expected volatility – 39.85%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.88 years.

On December 10, 2020, the Company’s Special General Meeting approved the grant of 120,000 options to the Acting CEO, who is also a director in the Company, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years from the approval of the Company’s Board of Directors (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 4.03 ($4.532). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 8.75; exercise price – CHF 5.73; expected volatility – 42.78%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.54 years.

On January 22, 2021, the Company’s Board of Directors approved the grant of 50,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.485 ($3.933). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.00; exercise price – CHF 10.73; expected volatility – 43.08%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

On February 8, 2021, the Company’s Board of Directors approved the grant of 75,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.485 ($3.87). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.10; exercise price – CHF 11.24; expected volatility – 42.89%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.75 years.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

On March 1, 2021, the Company’s special General Meeting approved the grant of 250,000 options to the Company’s Chairman of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years from the approval of the Company’s Board of Directors (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.724 ($4.074). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.40; exercise price – CHF 10.73; expected volatility – 42.71%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.48 years.

On March 1, 2021, the Company’s Board of Directors approved the grant of 45,000 options to Senior Managers, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.594 ($3.932). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.40; exercise price – CHF 11.09; expected volatility – 42.71%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

On April 27, 2021, the Company’s Board of Directors approved the grant of 85,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.875 ($4.242). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 11.70; exercise price – CHF 10.96; expected volatility – 42.49%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.59 years.

On May 18, 2021, the Company’s Board of Directors approved the grant of 36,000 options to Senior Managers, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 4.505 ($5.022). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 12.90; exercise price – CHF 11.56; expected volatility – 42.28%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.67 years.

On May 31, 2021, the Company’s Board of Directors approved the grant of 18,000 options to a Member of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (33% after 1 year, and 8.33% each quarter thereafter). The weighted average fair value of options granted is CHF 4.688 ($5.224). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 13.50; exercise price – CHF 12.08; expected volatility – 42.36%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.6 years.

On August 23, 2021, the Company’s Board of Directors approved the grant of 15,000 options to a Senior Manager, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.002 ($5.454). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 16.40; exercise price – CHF 16.82; expected volatility – 42.65%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.68 years.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

On December 9, 2021, the Company’s Board of Directors approved the grant of 90,000 options to Members of the Board, under the 2015 Executive and Key Employee Israeli Share Option Plan. The options shall vest over a period of 3 years (33% after 1 year, and 8.33% each quarter thereafter). The weighted average fair value of options granted is CHF 6.9458 ($7.518). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 19.70; exercise price – CHF 17.02; expected volatility – 42.49%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.4 years.

On January 2, 2022, the Company’s Board of Directors approved the grant of 97,500 options to Senior Managers, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.893 ($6.451). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 19.10; exercise price – CHF 19.33; expected volatility – 42.33%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.71 years.

On February 15, 2022, the Company’s Board of Directors approved the grant of 12,500 options to a Senior Manager, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.387 ($5.822). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.69; expected volatility – 42.61%; risk free interest rate – 0.13%; expected dividend – 0%; and expected average life of options – 3.68 years.

On June 20, 2022, the Company’s Board of Directors approved the grant of 100,000 options to a Senior Manager, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.550 ($5.753). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.39; expected volatility – 41.75%; risk free interest rate – 1.15%; expected dividend – 0%; and expected average life of options – 3.6 years.

All options are exercisable for a period of 6 years from grant date.

On April 17, 2020, the Board of Directors approved to extend the term of the Plan for a period of two (2) years until April 18, 2022.

On October 31, 2021, the Board of Directors approved to increase the maximum number of shares which may be issued under the Plan by 2,000,000.

On October 31, 2021, the Board of Directors approved to amend and rename the share options plan as “The SHL Telemedicine LTD. 2021 Executive and Key Employee Israeli Share Incentive Plan”, and to extend the term of the Plan until the Board decides otherwise.

In the years ended December 31, 2022, 2021 and 2020, the Group recorded share-based compensation in the statements of comprehensive income in the amount of $1,347, $1,116 and $82, respectively.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-EQUITY (Cont.)

e.	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year.

	2022		2021
	No. of	WAEP	No. of	WAEP
	options	(CHF)	options	(CHF)
Outstanding at the beginning of the year	835,055	10.12	421,997	6.10
Granted during the year	210,000	18.31	664,000	11.91
Forfeited during the year	(7,500)	19.33	(163,000)	8.93
Exercised during the year *)	(36,125)	7.94	(87,942)	6.57

Outstanding at the end of the year	1,001,430	11.85	835,055	10.12

Exercisable at the end of the year	454,480	9.42	146,088	6.52
*)	The weighted average share price at the date of exercise of these options was CHF 16.85. Exercise was cashless.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 was 4.18 years (as of December 31, 2021 – 4.83 years).

f.	Restricted Shares of Mediton Group:

On December 20, 2021, a Mediton executive was granted 256 restricted share units (“RSU”) of Mediton Group, The fair value of the RSUs in the amount of $822 was determined based on the price that the Company paid for the acquisition of the Mediton Group shares (see Note 5b), The RSUs shall vest over a period of 3 years (33% after 1 year, and 16.5% each half year thereafter). The purchase agreement of Mediton Group includes a provision for anti-dilution protection to the Company in respect of the grant of the RSUs.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

	Year ended
	December 31,
	2021	2020	2020
Revenues for services performed during the period	57,869	48,343	38,310
Revenues from sale of devices	1,129	1,239	1,773
Performance-based revenues (1)	—	—	81

	58,998	49,582	40,164
(1)	In 2020 the Company recognized performance-based revenues in the amounts of $81 with respect of cost savings arising from 2019.

b.	Cost of revenues:

Salaries and related benefits	16,480	14,955	12,925
Medical Services	8,712	4,682	640
Rental fees and maintenance	1,013	1,072	689
Depreciation and amortization	1,789	1,736	1,596
Cost of devices	1,013	1,249	1,099
Others	2,802	1,295	2,571

	31,809	24,989	19,520

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Research and development costs:

Salaries and related benefits	3,468	2,173	1,889
Amortization of development costs	1,829	1,243	1,234
Others	3,734	2,202	553

	9,031	5,618	3,676
Less - capitalization of development costs	5,243	2,633	913

	3,788	2,985	2,763

d.	Selling and marketing expenses:

Salaries and related benefits	5,409	4,803	4,119
Marketing and related expenses	2,190	1,802	1,270
Depreciation and amortization	1,918	1,453	1,509
Rental fees and maintenance	271	205	138
Maintenance of vehicles	240	182	177
Others	1,375	1,009	549

	11,403	9,454	7,762

e.	General and administrative expenses:

Salaries and related benefits	8,492	5,837	3,809
Office expenses	2,349	1,366	846
Professional fees	3,897	3,245	3,377
Depreciation and amortization	1,599	950	589
Others	411	705	553

	16,748	12,103	9,174

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

f.	Financial income (expenses):

1.Financial income:

Exchange rate differences	661	5	64
Gain on marketable securities, net	—	—	156
Share options	7,423	—	—
Call+Put options	320	—	—
Interest	429	376	104

	8,833	381	324

2.Financial expenses:

Share options	(239)	(10,126)	—
Exchange rate differences	(53)	(1,595)	(17)
Loss from marketable securities, net	(769)	(114)	—
Interest	(1,033)	(529)	(405)
Financial expenses arising from share options liability	—	(677)	—
Others	(261)	(312)	(221)

	(2,355)	(13,353)	(643)

g.	Other expenses:

Impairment of intangible assets:- see Note 12
Development costs (1)	—	—	24
Impairment of property and equipment (2) -see Note 11	—	118	24
Expenses related to acquisitions	—	590	—
Other (incomes) expenses	416	(160)	501

	416	548	549
(1)	Impairment in respect of telemedicine devices available for loan to customers for which management decided to discontinue their use due to technological and commercial obsolescence.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 25:- NET EARNINGS PER SHARE

a.	Details of the number of shares and net profit (loss) used in the computation of net earnings per share:

	Year ended December 31,
	2022		2021			2020
	Weighted		Weighted			Weighted
	average	Net	average\			average	Net
	number of	profit	number of	Net		number of	profit
	shares	(loss)	shares	profit		shares	(loss)
	In		In			In
	thousands		thousands			thousands
For the computation of basic net earnings	14,542	(76)	14,046	(14,110)	(*)	10,503	278

Effect of dilution - share options	1,012	(7,423)	—	—		1	—

For the computation of diluted net earnings	15,554	(7,499)	14,046	(14,110)		10,504	278

(*) Revised to reflect net loss attributable to equity holders of the Company

b.

To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 307,500 (2021 – 3,536,351, 2020 – 342,000) options to employees under share-based payment plans and options to investors and others.

NOTE 26:- SEGMENT INFORMATION

The Group operates in three geographical segments: Israel, Europe (principally Germany) and Rest of the world (“ROW”).

Management monitors the operating results of its geographical units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on segment profit. SG&A Group expenses and some research and development expenses are mostly allocated to the separate geographic units. Some corporate expenses, some research and development expenses, finance costs and finance income and income taxes are managed on a group basis and are not allocated to the geographic segments.

Revenues are allocated based on the location of the end customer. The Group presents disaggregated revenue information based on types of customers: Individual customers and communities, Institutions and payers (income from service agreements with institutions, insurance companies and HMOs), and others.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:- SEGMENT INFORMATION (Cont.)

a.	Segment revenues:

	Individuals
	and	Institutions
	communities	and payers	Others	Total
Year ended December 31, 2022:
Europe	—	13,374	—	13,374
Israel	22,161	22,975	2	45,138
ROW	—	—	486	486

Total revenues	22,161	36,349	488	58,998

Year ended December 31, 2021:
Europe	—	17,942	—	17,942
Israel	22,331	8,832	27	31,190
ROW	—	—	450	450

Total revenues	22,331	26,774	477	49,582

Year ended December 31, 2020:
Europe	—	17,040	—	17,040
Israel	21,067	1,436	3	22,506
ROW	—	—	618	618

Total revenues	21,067	18,476	621	40,164

b.	Reporting on geographic segments:

	Year ended
	December 31,
	2022	2021	2020
Segment profit (loss):

Europe	(3,044)	(477)	(1,373)
Israel	8,641	8,226	4,804
ROW	(2,972)	(1,132)	(63)

	2,625	6,617	3,368
Unallocated income and expenses:
Corporate, R&D and other expenses	(7,375)	(6,798)	(2,934)
Other expenses	(416)	(316)	(38)

Operating profit (loss)	(5,166)	(497)	396
Financial income (expenses), net	6,478	(12,972)	(319)

Profit (loss) before taxes on income	1,312	(13,469)	77

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:- SEGMENT INFORMATION (Cont.)

c.	Additional information:

	Europe	Israel	Others	Total
Year ended December 31, 2022

Depreciation and amortization	2,654	4,470	10	7,134

						Unallocated
	Europe		Israel		ROW	assets	Total
Non-current assets	27,555		40,056		1,731	3,313	78,495

Year ended December 31, 2021

Depreciation and amortization (1)	2,765		2,735		—	—	5,500

Non-current assets	27,697	(2)	45,376	(2)	—	2,260	75,333

	Europe	Israel	Others	Total
Year ended December 31, 2020

Depreciation and amortization (1)	2,906	2,039	31	4,976

(1)Includes impairment.

(2)Reclassified.

d.	Additional information about revenues:

Revenues from major customers which each account for 10% or more of total revenues as reported in the financial statements:

	Year ended December 31,
	2022	2021	2020

Customer A – institutions and payers	—	7,126	7,339

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 27:- SUBSEQUENT EVENTS

a.

On January 2, 2023, the Company’s Board of Directors approved the grant of 248,500 options to employees and consultants, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% on January 2, 2024, and 9.375% each quarter thereafter). On the date of grant, the share price was CHF 14.8, and the exercise price was CHF 15.56.

b.

During January 2023 and February 2023 the Company received proceeds of approximately CHF 18.7 million (USD 20.3 million) from exercises of 1,703,908 share options granted in the private placements in January 2021 and February 2021 and 29,967 options were forfeited, In addition, the underwriters received a cash payment of approximately CHF 1.1 million (USD 1.1 million) derived from cash received by the Company from the exercise of the Share Options and 58,498 Units of securities, see Note 23b above.

c.

On March 31, 2023 the Company announced that the U.S. Securities and Exchange Commission (the “SEC”) declared effective the Company’s registration statement of its securities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the NASDAQ Listing of its American Depositary Shares (“ADRs”), each representing one ordinary share of the Company. The ADRs commenced trading on The NASDAQ Capital Market (the “Nasdaq”), on April 3 2023 under the ticker symbol “SHLT”, in parallel to its ordinary shares continuing to be listed on the Swiss Stock Exchange.

d.	On April 3, 2023 the Company announced that Mr. Bernd Altpeter was nominated as Co-Managing Director of SHL German Operation, together with Mr. Linus Drop.