Form 20-F/A
period 2022-12-31
SHL TELEMEDICINE LTD
filed 2023-05-15
CIK 1166834

As filed with the Securities and Exchange Commission on May 12, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by SHL Telemedicine Ltd. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities Exchange Commission on May 11, 2023 (the “Original Filing”). The Company is filing this Amendment solely to revise and correct certain inadvertent typographical errors in diluted earnings (loss) per share and footnotes 25 and 26 to the Company’s 2022 consolidated financial statements included in the Original Filing.

This Amendment consists solely of the cover page, this Explanatory Note, the corrected financial statements, which update and supersede the Company’s 2022 consolidated financial statements included in the Original Filing, and certifications by our chief executive officer and chief financial officer. This Amendment does not affect any other parts of, or any other exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Amendment. The certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.

Page
ITEM 19.	EXHIBITS	4

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Amendment No. 1 to Annual Report on Form 20-F/A:

Exhibit
No.	Document

12.1†	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2†	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1#	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2#	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Incorporated by reference to the Company’s Registration Statement on Form 20-F/A (File No. 0001-41641).
†	Filed with this Annual Report on Form 20-F/A
#	Furnished with this Annual Report on Form 20-F/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

SHL TELEMEDICINE LTD.

	By:	/s/ Erez Nachtomy
Name: Erez Nachtomy
Title: Chief Executive Officer

Date: May 12, 2023

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

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended
		December 31,
	Note	2022	2021	2020
Revenues	24a	58,998	49,582	40,164

Cost of revenues	24b	31,809	24,989	19,520

Gross profit		27,189	24,593	20,644

Research and development costs	24c	3,788	2,985	2,763
Selling and marketing expenses	24d	11,403	9,454	7,762
General and administrative expenses	24e	16,748	12,103	9,174
Other expenses	24g	416	548	549

Operating profit (loss)		(5,166)	(497)	396
Financial income	24f(1)	8,833	381	324
Financial expenses	24f(2)	(2,355)	(13,353)	(643)

Profit (loss) before taxes on income		1,312	(13,469)	77
Tax expenses (benefit)	20b	1,097	455	(201)

Net profit (loss)		215	(13,924)	278

Other comprehensive income:

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Re-measurement gain (loss) on defined benefit plans	19	581	280	(33)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(6,699)	859	2,808

Total other comprehensive loss (income)		(6,118)	1,139	2,775

Total comprehensive income (loss)		(5,903)	(12,785)	3,053

Net profit (loss) attributable to:
Equity holders of the Company		(76)	(14,110)	278
Non-controlling interests		291	186	—
		215	(13,924)	278

Comprehensive income (loss) attributable to:
Equity holders of the Company		(5,775)	(12,971)	3,053
Non-controlling interests		(128)	186	—
		(5,903)	(12,785)	3,053
Earnings per share:
Basic earnings (loss)	25	(0.01)	(1.00)	0.03
Diluted earnings (loss)	25	(0.49)	(1.00)	0.03

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 25:- NET EARNINGS PER SHARE

a.	Details of the number of shares and net profit (loss) used in the computation of net earnings per share:

	Year ended December 31,
	2022		2021			2020
	Weighted		Weighted			Weighted
	average	Net	average\			average	Net
	number of	profit	number of	Net		number of	profit
	shares	(loss)	shares	profit		shares	(loss)
	In		In			In
	thousands		thousands			thousands
For the computation of basic net earnings	14,542	(76)	14,046	(14,110)	(*)	10,503	278

Effect of dilution - share options	656	(7,423)	—	—		1	—

For the computation of diluted net earnings	15,198	(7,499)	14,046	(14,110)		10,504	278

(*) Revised to reflect net loss attributable to equity holders of the Company

b.

To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 1,236,387 (2021 – 3,536,351, 2020 – 342,000) options to employees under share-based payment plans and options to investors and others.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:- SEGMENT INFORMATION (Cont.)

c.	Additional information:

	Europe	Israel	Others	Total
Year ended December 31, 2022

Depreciation and amortization	2,654	4,470	10	7,134

						Unallocated
	Europe		Israel		ROW	assets	Total
Non-current assets	27,132		40,056		1,767	2,636	71,591

Year ended December 31, 2021

Depreciation and amortization (1)	2,765		2,735		—	—	5,500

Non-current assets	27,697	(2)	45,376	(2)	—	2,260	75,333

	Europe	Israel	Others	Total
Year ended December 31, 2020

Depreciation and amortization (1)	2,906	2,039	31	4,976

(1)Includes impairment.

(2)Reclassified.

d.	Additional information about revenues:

Revenues from major customers which each account for 10% or more of total revenues as reported in the financial statements:

	Year ended December 31,
	2022	2021	2020

Customer A – institutions and payers	—	7,126	7,339

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