Form 20-F
period 2023-12-31
SHL TELEMEDICINE LTD
filed 2024-04-18
CIK 1166834

As filed with the Securities and Exchange Commission on April 18, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
Tel.: +972 (3) 561‑2212
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 16,392,754 as of December 31, 2023.

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

Yes ☒ No ☐

Indicate by check mark whether registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D‑1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes ☐ No ☒

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report on Form 20‑F, unless the context otherwise requires:

•	“SHL,” “the company,” “us,” “we” and “our” refer to SHL Telemedicine Ltd. and its subsidiaries;

•	“SHL Telemedicine” refers only to SHL Telemedicine Ltd., and

•	“Mediton” refers to the Mediton Group, in which we acquired a 70% interest on August 31, 2021.

Additionally, in this Annual Report:

•	“CHF” and “Swiss francs” refer to the legal currency of Switzerland;

•	“NIS” refers to New Israeli Shekels, the legal currency of the State of Israel;

•	“$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADSs” refers to our American Depositary Shares, each representing one (1) of our ordinary shares;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“Ordinary shares” refers to our ordinary shares, nominal value NIS 0.01 per share;

•	“Nasdaq” refers to the Nasdaq Capital Market;

•	“SEC” refers to the United States Securities and Exchange Commission; and

•	“SIX” refers to the SIX Swiss Exchange Ltd.

Our reporting currency is the U.S. dollar. In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars. We prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20‑F contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding SHL and its business, financial condition and results of operations and the industry in which it operates, are forward-looking statements. Certain of these forward-looking statements are identifiable by use of the following words and other similar expressions: “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “will,” “plans,” “predicts,” “projects,” “scheduled,” “should” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.

Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are beyond our control and could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in this Annual Report, including, but not limited to, our ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; our ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of pandemics and epidemics; our ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of our proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and our ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which we operate internationally; currency fluctuations; labor disputes; our ability to manage growth and integrate acquired businesses and expanding operations; our ability to obtain adequate levels of insurance to cover potential losses; our dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to us or not currently considered material by us.

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

In Israel, we operate under legislations and regulations that apply to the provision of the telemedicine services provided by us and the healthcare services provided by the Mediton Group. In addition, medical equipment laws apply to the medical devices being used by our private pay subscribers and by the Mediton Group in providing its healthcare services. These laws provide that medical equipment may only be manufactured and marketed in Israel, if it is registered as medical equipment in the “AMR register,” in accordance with the Israeli registration conditions. In addition, certain regulations and Ministry of Health procedures apply to the provision of our telemedicine services and the use, operation, calibration and maintenance of certain medical devices or equipment and pharmaceutical products being used or operated by us or by the Mediton Group. The marketing and sale of our telemedicine services to our private pay consumers in Israel are also subject to the Consumer Protection Law and regulations, the goal of which is to protect customers that are individuals from misleading sales methods.

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

In the last few years and particularly during the COVID‑19 pandemic, we have experienced rapidly growing competition within the field of telemedicine services and products. Our main competitors include small companies providing focused solutions for a limited number of specific healthcare conditions, as well as larger companies providing comprehensive healthcare services. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback or guidance, and from other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product segments, which could in turn negatively impact our sales, profitability and market share.

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

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors and terrorist organizations active in the region, including Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In addition, in the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of its facilities, our ability to continue our operations could be materially adversely affected.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and, in addition, Hamas kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas in parallel to Hamas’ continued rocket and other terror attacks.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and civilian areas in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including those located in the West Bank, as well as other countries hostile to Israel, such as Iran, will join the hostilities.

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

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, the Israeli military called up several hundred thousand of its reserves for active service. As of December 31, 2023, some of our employees in Israel (mainly members of our healthcare staff) were called up. Additional employees, including members of management, may be called up for service in the current or any future military conflict. Although to date our operations have not been disrupted by such call-ups, we cannot assure that this will be the case in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include members of our management, and given the current shortage of highly qualified personnel in our industry in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

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

We may expand significantly in the coming years. Our successful growth will be dependent on our ability to manage our rapidly expanding operations, including, among other things, our ability to integrate new personnel on a timely basis, to improve continually our financial and management controls, reporting systems and procedures and to outsource a substantial portion of our manufacturing successfully. This growth could place significant strain on our operations. If our controls, systems or procedures, or the sub-contractors to whom we outsource our production, prove inadequate to support our operations, we may be unable to achieve our goals for growth. Any failure to manage growth effectively would have a material adverse effect upon our business, financial condition and results of operations.

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

We may choose to raise additional capital in the future, depending on market conditions or strategic considerations and subject to any applicable shareholder approval or other requirements under Israeli law or the listing rules of Nasdaq or the SIX. To the extent that additional capital is raised through the issuance of ADSs, ordinary shares or other securities that are convertible into our equity, the issuance of these securities will dilute the proportional holding of our ADSs and ordinary shares by our investors, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The Board of Directors has granted and may in the future grant options to investors and employees, consultants, directors and officers of the company and other third parties to acquire ADSs and ordinary shares. For example, in January and February 2021, in connection with a private placement of 3,588,889 ordinary shares mainly to Israel based institutional investors, we issued options to purchase 1,944,444 ordinary shares, exercisable until January 20, 2023, and February 16, 2023, respectively, at an exercise price of CHF 11.00. Out of such options, options to purchase 1,914,478 newly issued shares were exercised.

As of April 15, 2024, we also had options outstanding for the issuance of up to 1,205,244 ordinary shares under our Share Option Plan. Pursuant to our Share Option Plan, all option exercises are on a net cash basis (i.e., require cashless exercise). For further information please refer to Item 6.B. “Compensation – Share Option Plan”.

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

We do not have a dividend policy. Our Board declared a dividend in 2019, but did not declare a dividend in 2020, 2021, 2022 or 2023. There can be no assurance that our Board will declare a dividend in any given financial year. If we do not declare dividends, capital appreciation, if any, of our ADSs and ordinary shares will be your sole source of gain.

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

ADS holders do not have the same rights as our shareholders. For example, ADS holders may not attend shareholders’ meetings or directly exercise the voting rights attaching to our ordinary shares. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, the depositary is not required to do so. Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested. In addition, ADS holders have no right to call a shareholders’ meeting unless ADS holders cancel their ADS and hold the ordinary shares underlying such ADSs directly.

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

The deposit agreement expressly limits our obligations and liability and those of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are, or it is, prevented or delayed by law or circumstances beyond our, or its, control from performing our or its obligations under the deposit agreement;

•	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of the ADSs to benefit from any distribution on deposited securities that is not made available to holders of the ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on behalf of the holders of the ADSs or any other person;

•	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

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

General

SHL Telemedicine Ltd. was incorporated in Israel on November 7, 1986, and is a limited liability company for unlimited duration under the laws of the State of Israel. The address of our registered office and principal executive office is Ashdar Building, 90 Yigal Alon St., Tel Aviv 6789130, Israel. SHL’s legal name is “SHL Telemedicine Ltd.”

History

SHL was founded in Israel by Mr. Yoram Alroy in 1986 and went public in 2000 by listing on the SIX under the ticker symbol “SHLTN.” On April 3, 2023, SHL commenced trading on the Nasdaq under the ticker symbol “SHLT”. Since its founding, SHL has expanded its operations and is now an international group specializing in telemedicine services, including the provision and development of advanced personal telemedicine solutions, with operations in Israel, Germany and the United States. Since its inception, SHL’s business has been dedicated to emergency medical services and telemedicine. For more than a quarter of a century, and with tens of thousands of subscribers, SHL has been providing monitoring services to cardiac patients and taking care of people in need of home-based medical support. SHL’s ethos is to provide its subscribers professional medical care digitally when its subscribers need it. SHL monitors its subscribers’ health and wellbeing to reduce the need for emergency intervention and hospitalization. SHL’s aim is to increase its users’ chances of survival if a heart attack strikes and generally improve users’ quality of life following such medical events.

SHL expanded into Europe in 2001 by establishing a joint venture with Philips Medical Systems International B.V., providing telemedicine services based on SHL’s proprietary technology. In 2004, SHL acquired Philips’ equity interest in the joint venture. Over the years, SHL has strategically acquired local private companies in Germany such as Almeda GmbH, Gesellschaft für Patientenhilfe DGP mbH, and Jumedi GmbH, and is currently one of the leading companies in providing telehealth services and remote patient monitoring services of chronic patients for health insurance funds in Germany.

SHL introduced its unique and patented mobile 12 lead electrocardiogram (ECG) SmartHeart® platform in the U.S. in 2020, and since then has entered into commercial agreements with leading U.S. healthcare providers, including the Mayo Clinic, CVS and Henry Schein.

During January and February 2021, SHL issued 3,588,889 ordinary shares (and sold 300,000 Treasury shares) to certain investors in a private placement for approximately CHF 35 million to support the growth of its business operations in Germany, expand its business in the U.S., enhance SHL’s supply chain and accelerate research and development activities.

On August 31, 2021, a subsidiary of SHL acquired 70% of the share capital of Mediton Group, a leading B2B healthcare services provider in Israel for NIS 84 million. The Mediton Group is comprised of the following entities, all of which provide medical services to the institutional and payer markets:

•
Mediton Medical Centers Chain Ltd., which provides private medical services, and project management in various medical fields, including the performance of surveys, medical examinations for organizations, occupational examinations, and the operation of specialist clinics; and

•	Medishur Ltd. which primarily provides medical examinations for insurance companies.

We believe the Mediton acquisition provides SHL the ability to leverage synergies and cross sell its technology and services to Meriton’s customers.

Principal Capital Expenditures and Divestitures

	2023	2022		2021
Property and Equipment
Property and Equipment	1,289	1,661	*	1,434
Intangible assets
Development Costs	4,203	5,243		2,633
Mediton’s Customer Relations	—	—		14,886
Jumedi’s Information Technology	—	—		705
	5,492	6,904		19,658
*	Includes property and equipment of Mediton.

Public Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. SHL is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and accordingly files certain reports with the SEC. These reports can be inspected and retrieved through the SEC’s EDGAR system on the SEC’s Internet website referred to above. See Item 10.H, “Additional Information—Documents on Display.”

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

We are a leader with a long history in the telemedicine markets in Israel and Germany, providing remote medical services and patient management with telemedicine centers available 24/7, and global service of cloud-based technology, all of which results in approximately three million interactions and data readings annually.

SHL’s primary focus is the development of technologies, solutions, and advanced telemedicine services to assess and monitor acute and chronic heart health and cardiac diseases, such as congestive heart failure, among others. In the U.S., SHL’s primary offering is its SmartHeart® platform, the only 12 lead ECG that enables a full, hospital-quality ECG to be performed by a lay-person without the assistance of a healthcare professional. SHL’s SmartHeart® technology is patented and U.S. Food and Drug Administration, or FDA-, cleared.

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

SHL’s Geographic Operations

We operate in three geographic segments for financial reporting purposes: Israel, Europe and the Rest of the World. Israel is our largest segment with revenues of approximately $42.1 million in the fiscal year ended December 31, 2023. Our European segment is our second largest segment and consists of our German operations with revenues of approximately $14.1 million in the fiscal year ended December 31, 2023. Our rest of the world segment consists of our U.S. operations with revenue of approximately $0.9 million in the fiscal year ended December 31, 2023.

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

We have conducted several clinical studies that indicate that our 12 lead ECG product and cardiac telemedicine services offer a higher quality of care to cardiac patients as measured by post myocardial infraction hospitalization mortality and readmission rates. Specifically, a clinical study published in the Telemedicine and e-HEALTH Journal (tmj) in 2009 found the one-year post-acute myocardial infraction (“AMI”) mortality rate of SHL Telemedicine subscribers in Israel to be 4.4% compared to 9.7% for patients in the Acute Coronary Syndrome in Israel Survey (ACSIS) 2004, a biannual survey of all 26 intensive cardiac care units operating in Israel. Similarly, in a clinical study published in the Telemedicine and e-HEALTH Journal (tmj) in 2014, SHL Telemedicine subscribers hospitalized for AMI in Israel experienced 30‑day post-hospitalization readmission rates of 5.8% compared to 30‑day post-AMI readmission rates ranging from 11.3% to 28.1% in a number of previous studies published in leading medical journals.

Subscribers to SHL’s cardiac telemedicine services purchase our user friendly personal 12 lead ECG technology pay monthly fee for the use of these services, generating recurring revenues. SHL’s dual position both as an experienced operator of telemedicine services and as a technology developer enables it to offer solutions to healthcare payers and providers seeking a cost effective and innovative alternative to traditional healthcare delivery methods. To date, SHL has developed its expertise in the design and provision of personal telemedicine services through its extensive experience in operating the largest telemedicine center in Israel in terms of number of patient–subscribers.

Mediton Group

On August 31, 2021, SHL expanded its presence in Israel by acquiring 70% of Mediton Group for approximately $26 million. Mediton is a healthcare service provider working with institutions and payers, governmental entities, and large employer customers.

Mediton was established in 1993, and specializes in diagnostics, preventative healthcare and expert witness services for medical opinions, with medical centers in several of Israel’s most populated cities, and we expect Mediton to commence also offering mobile hybrid services to such customers in 2024. Mediton has long standing relationships with Israel’s blue-chip companies, government institutions, payers and health insurance funds. Mediton provides its services through a wide array of healthcare professionals, with whom it employs or contracts with, including physicians, physical therapists, occupational therapists, psychologists, nurses, paramedics, and technicians. Most of Mediton’s contracts are multi-year evergreen contracts, with governmental contracts being subject to Israeli mandatory tender law requirements.

Mediton’s main service lines include the following:

•	Preventative healthcare, including annual medical check-ups that include comprehensive laboratory tests, stress ECG tests, eye exams, and more;

•
Expert witness services for medical experts’ and medical committees, including for disability and workers comp, serving a wide range of institutions, such as pension funds, the Israeli Institute of Social Security, and the Israeli Ministry of Defense;

•
Occupational healthcare, including occupational safety and health regulated medical exams, exposure to hazardous materials, and occupational disability claims, as well as assisting organizations in promoting early detection of diseases and medical conditions within the workforce by offering periodical check-ups and specialized examinations;

•	Medical examinations, including at home, for the underwriting of insurance policies for health, disability, life, or nursing home policyholders; and

•	Medical and psychological evaluations, including for truck drivers, public transportation drivers and drivers of hazardous cargos.

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

•
Remote monitoring of chronic patients: Our remote patient monitoring programs monitor and stabilize patients with chronic conditions, including congestive heart failure, and geriatric patients at home, reducing hospitalizations and saving costs for its health insurance fund customers.

•	Telehealth hot-line services: Remote real-time medical consultations, scheduling of doctor appointments, second opinion services, and structured health coaching programs for cardiac conditions.

•	Doctors’ Virtual Visits: A service that allows health insurance fund patients to connect on-demand with doctors for virtual video appointments.

Recent legislative initiations in Germany have promoted the increasing use of telemedicine. In the fall of 2020, German legislation introduced so-called digital health applications (DiGAs) to statutory health insurance (“SHI”) care. Other initiatives supporting the promotion of telemedicine include e-prescription as well as electronic health record initiatives.

In January 2022, the Federal Joint Committee (Gemeinsamer Bundesausschuss), or G-B-A, a German regulatory governmental body, introduced reimbursement for remote monitoring of patients with heart failure (RPM-HF) by German statutory health insurance funds. These services are provided in cooperation with a telemedicine center and physicians qualified as specialists in internal medicine and cardiology. G-B-A reimbursement for remote patient monitoring RPM-HF provides SHL another channel to offer its remote monitoring services for chronic congestive heart failure patients in addition to its traditional agreements with German health insurance funds.

Main Growth Drivers in Germany:

1.
At the end of 2020, SHL entered into an agreement with BARMER GEK, one of the largest health insurance funds in Germany (“BARMER”), to provide Doctors’ Virtual Visits in Germany. In July 2021 BARMER announced the availability of this new service to all its insured patients on a nationwide basis. Subsequently, in September 2022, SHL won a long-term contract with BARMER to provide these services for a seven year period and in 2023 BARMER launched marketing and communication activities for the new BARMER Teledoktor digital App which provides SHL’s Doctors’ Virtual Visits and Telehealth Services to all of BARMER’s insureds in Germany. In November 2022 SHL entered a contract with AOK Plus, another large German health insurance fund, to provide these services to its insured patients.

2.
New customer wins: We believe that SHL has a strong competitive advantage and position in terms of quality, know-how and long-term customer relationships. We invested significantly in the development of our platform, and we believe we are well positioned to gain more market share. In November 2021, SHL was awarded a multi-year telehealth contract to provide services to geriatric patients of AOK Rheinland-Pfalz/Saarland – Die Gesundheitskasse, a large German health insurance fund.

3.
Telemonitoring for congestive heart failure patients: Telemonitoring for congestive heart failure patients has become the standard of care since early 2022 following the introduction of remote monitoring reimbursement by G-BA.

United States

SHL introduced its unique and patented FDA-cleared SmartHeart® platform to the U.S. market in 2020, providing U.S. customers the high-quality technology and benefits of its mobile 12 lead ECG technology developed and sold in Israel. The SmartHeart® platform is SHL’s latest generation ECG solution which is a cloud-based technology that is the only 12 lead personal ECG enabling a full, hospital-quality ECG to be performed anywhere at any time by a lay-person without assistance from a medical professional. SHL’s SmartHeart® solution enables patients to conduct a 12 lead ECG procedure in various remote settings, including from their home. The connectivity of SHL’s SmartHeart® cloud-based platform to certified healthcare professionals allows for a prompt virtual review and interpretation of data collected on its 12 lead ECG.

SHL’s SmartHeart® platform is currently approved by the FDA, for use only with a prescription. SHL is in the process of seeking the FDA over-the-counter, or OTC, clearance for SmartHeart® through the 510(k) pathway. Although we believe that given the FDA’s feedback to a pre-submission that we filed regarding the OTC clearance for SmartHeart®, the materials and documentation we prepared and are contemplating to prepare will ultimately enable us to obtain OTC clearance from the FDA, the FDA approval process is highly stringent and there can be no assurance that SHL will ultimately be successful in obtaining OTC clearance from the FDA, or the length of time required to obtain any such approval. See “D. Risk Factors – We operate in a highly regulated industry and failure to comply with the complex regulations applicable to us could result in investigations, legal judgments or penalties, which could materially adversely affect our business” and “ - We depend on evolving governmental regulation in and around the health care industry and failure to comply with these and other laws and regulations could have a material adverse effect on our business, financial condition and results of operations.” in Item 3. Key Information.

Final results of the Imperial College London TELE-ACS clinical trial, which focused on the application of SmartHeart’s 12-lead ECG technology for monitoring of post-MI (heart attack) patients at home, were presented in April 2024 at the American College of Cardiology's 24th Annual Scientific Session & Expo Late-Breaking Clinical Trials Sessions (ACC 24 LBCT) in Atlanta. Key findings from the study included the following:

•	a 76% reduction in the likelihood of hospital readmission within six months for patients using telemedicine;
•	a 41% decrease in the likelihood of attending the emergency department compared to standard care recipients;
•	significant reductions in unplanned coronary revascularizations; and
•	notable decreases in patient-reported symptoms, including chest pain, breathlessness, and dizziness.

Moreover, the study was also published in the Journal of the American College of Cardiology.

In September 2023 we also received initial results from the HELP-MI trial conducted by the Mayo Clinic, which also focused on the application of SmartHeart’s 12-lead ECG technology for monitoring of post-MI (heart attack) patients at home. The initial results were presented at the Vulnerable Plaque and Patient Meeting (VPM) in September, 2023, and included the following:

•	the number of cardiovascular-driven emergency department visits for patients using the SmartHeart® device in the HELP-ME trial was zero (0); and
•	the number of cardiovascular-driven rehospitalization visits for patients using the device in the HELP-ME trial was also zero (0).

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

The COVID‑19 pandemic illustrated the importance and many benefits of telemedicine and the need to be able to implement comprehensive technological solutions to track, diagnose, offer treatment, and maintain ongoing care for patients remotely, as our services and products offer.

We continue to focus our efforts on driving the growth of our operations in the German and Israeli markets by addressing current customer needs and new opportunities while promoting the SmartHeart® platform technology in the U.S. and elsewhere. In November 2023, we announced the soft launch of the SmartHeart® membership program in the U.S. as part of our direct-to-consumer initiative, offering a comprehensive private-pay subscription service that delivers at-home professional cardiac care directly to the consumer.

We intend to continue to seek to enhance our growth by selectively acquiring cross-selling businesses that offer synergistic product lines and complementary technologies and services, such as the Mediton acquisition. We are continuously examining potential acquisition targets, including competitors, businesses with related technologies and certain operators of telemedicine centers.

Regulations

General

In many countries and regions, most notably the U.S., Western Europe and Japan, medical device products and software such as our products are subject to legislation adopted by regulatory agencies and governments at all levels. In the U.S., medical products are subject to FDA approval. In Europe, many products require the CE Marking before they can be sold in the European Union, or the EU. The regulatory approval process is lengthy (usually approximately six to 12 months in all of the developed markets), expensive and uncertain, and any approvals or clearances that we seek may be denied. Product approvals and clearances, if issued, can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. The FDA, and similar regulatory authorities in other countries, also require us and any manufacturing contractors we employ to adhere to regulations setting forth requirements for Good Manufacturing Practices, or GMP, which include extensive testing, control and documentation requirements to ensure quality control. Failure to comply with applicable regulations could result in sanctions being imposed on us.

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

Israel

In Israel, we operate under legislations and regulations that apply to the provision of the telemedicine services provided by us and the healthcare services provided by the Mediton Group. In addition, medical equipment laws apply to the medical devices being used by our private pay subscribers and by the Mediton Group in providing its healthcare services. These laws provide that medical equipment may only be manufactured and marketed in Israel, if it is registered as medical equipment in the “AMR register,” in accordance with the Israeli registration conditions. In addition, certain regulations and Ministry of Health procedures apply to the provision of our telemedicine services and the use, operation, calibration and maintenance of certain medical devices or equipment and pharmaceutical products being used or operated by us or by the Mediton Group. The marketing and sale of our telemedicine services to our private pay consumers in Israel are also subject to Consumer Protection laws and regulations, the goal of which is to protect individual customers from misleading sales methods.

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

Healthcare in Germany is primarily organized by the SHI funds. Approximately 90% of the population in Germany is insured within the SHI, while around 10% of the population are covered by private health insurance. Through the SHI funds, citizens have equal access to healthcare benefits from healthcare professionals who are licensed and provide healthcare services within the statutory healthcare system. Membership in the SHI system is mandatory for employees unless their income rises above an annually determined threshold.

In connection with the SHI system, the legislature creates the legal framework for the provision of medical services, and the medical self-governing bodies, such as the associations (at a federal and regional level) of SHI accredited physicians, SHI funds and the German Hospital Federation, formulate and implement in detail which healthcare services will be provided and under what conditions. The highest decision-making body in the SHI system is the G-B-A, a German association representing all relevant parties of the healthcare sector such as physicians, hospitals, health insurance funds and patients. The G-BA issues directives and determines the benefit package of the SHI system. The organization of the SHI system, the responsibilities of the G-BA and the other self-governing bodies, as well as the provisions for medical care, are laid down in the Social Code Book V (SGB V).

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

Digitalization of medicine and the pandemic have accelerated the introduction and application of telemedicine services in Germany in recent years. Since 2018, with the exception of the State of Brandenburg, the general prohibition for physicians to diagnose and treat patients solely by means of telecommunication was lifted. These prior professional rules of conduct prohibited physicians from taking on new patients without direct, physical interactions. With the exception of the State of Brandenburg, patients in all states may now be diagnosed and treated solely by means of telecommunication, provided that – in each individual case – such provision of medical care is reasonable from a physician’s perspective and it is ensured that the necessary level of care is applied. Since then, the use of video and phone consultations of physicians is allowed and is increasing. In the wake of such change, the general prohibition to advertise such remote medical services has been abolished as well. Advertisement for remote medical services is now permitted, provided that – according to the recognized medical state of art – a personal and direct contact between the physician and patient is not necessary.

New legislation was introduced in Germany in 2020 that made the use of telemedicine services permissible and contained provisions designed to support and encourage their increasing usage. We believe that these favorable legislative trends will result in a significant part of the market shifting to remote medical services in the coming years, with virtual visit services and patient care becoming new standards of care. In January 2022, the G-B-A introduced reimbursement for remote monitoring of patients with heart failure (RPM-HF) by German SHI funds. These services are provided in cooperation with a telemedicine center and physicians qualified as specialists in internal medicine and cardiology. G-B-A reimbursement for remote patient monitoring RPM-HF provides SHL with another channel to offer its remote monitoring services for chronic congestive heart failure patients in addition to its traditional agreements with German SHI funds.

In the fall of 2020, German legislation introduced so-called digital health applications (DiGAs) to SHI care. DiGAs are class I or II medical devices, such as medical applications. Currently, 62 DiGAs are listed in a catalogue pursuant to Section 139e SGB V and may be prescribed by a treating physician. SHI patients are entitled to receive such DiGAs.

Since July 2021, SHI patients may request the use of an electronic patient file to store patient’s data.  In December 2023, the German legislator resolved that starting in 2025 use of the electronic patient file will become mandatory, unless a patient opts out of its use.

European Union

In Europe, the requirements for medical devices are established in two European regulations applicable since May 26, 2021, in all current and future member states of the EU. The two regulations are (1) the European Union Medical Device Regulation (the “MDR”) and (2) Regulation (EU) 2017/746 of April 5, 2017, relating to in vitro diagnostic medical devices. Although the MDR is self-binding in all member states of the EU, numerous acts of the EU and of national legislation in each member state are necessary to fully implement the legal provisions. These provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity assessment procedure and re-certification of all medical devices regardless of whether they have already been placed on the market. During the EU EPSCO (Employment, Social Policy Health and Consumer Affairs) Council Meeting in December 2022, the council identified risks relating to the shortage of medical devices in the EU market due to the MDR. It was determined that a legislative change would be required to address this, and accordingly, on March 20, 2023, the European Commission adopted amendments to the MDR, to allow for extension of the transitional provisions contained in the MDR until the end of 2027 or 2028 depending on the classification of the device.

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

Sales and Marketing

Sales and marketing activities are managed in each of our local territories in accordance with its main business model. In Israel, the business model is focused on marketing and selling SHL cardiac monitoring services directly to individual consumers. Our marketing and sales activity therefore is focused on the acquisition of individual customers. Mediton’s marketing and sales are focused on providing its services to institutions and payers. In Germany, the business model is based on the B2B model, where we have agreements with German health insurance funds to provide services to insured patients of such healthcare insurance funds as well as other services such as Telehealth and Doctors’ Virtual Visits, and therefore marketing and sales activity in Germany is focused on the German health insurance funds’ customers. In the U.S., SHL is focused on marketing and selling its unique and patented FDA-cleared mobile 12 lead ECG SmartHeart® platform to direct consumers, health systems, healthcare providers, payers and other healthcare business customers, including leading healthcare providers such as the Mayo Clinic, CVS and Henry Schein.

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

Pursuant to these agreements, the SHI funds refer their chronic patients, including those with cardiac congestive heart failure conditions, to us for remote monitoring services. We provide these patients at-home monitoring systems that enable them to transmit data to telemedicine centers on a daily basis or as needed upon presentation of symptoms. In the event of change or deviation in a patient’s data, the telemedicine center contacts the patient and provides guidance to stabilize the patient’s condition, in order to prevent further deterioration and avoid hospitalization. Payment for these services by the SHUI funds is based on a fixed amount per period for each insured patient enrolled in our service.

In addition, we also provide telehealth and virtual physician visit services to the insured patients of German SHI funds pursuant to other Section 140 agreements. Payment for these services by the SHI funds is transactional and is based on the number and type of service used by the insured.

In the U.S., our business is primarily focused on the marketing and sale of our SmartHeart® platform to consumers and healthcare business customers. We engage both directly with consumers and with healthcare facilities and providers with the goal of providing them with our SmartHeart® platform to be incorporated into their different platforms in multiple use cases and settings. In November 2023, we announced the soft launch of the SmartHeart® membership program in the U.S. as part of our direct-to-consumer initiative, offering a comprehensive private-pay subscription service that delivers at-home professional cardiac care directly to the consumer. In October 2020, we entered into a collaboration with the Mayo Clinic to evaluate the incidence of emergency department visits, rehospitalizations and major adverse cardiovascular events (MACE), and cost-effectiveness over a period of 90 days after the first hospitalization for a heart attack for patients using our SmartHeart® 12 lead ECG.

Competition

In the last few years, we have experienced rapidly growing competition within the field of telemedicine services and products. Our main competitors include small companies providing focused solutions for a limited number of specific healthcare conditions, as well as larger companies providing comprehensive healthcare services. These companies, which may offer their services at lower prices, are continuing to develop additional products and are becoming more sophisticated and effective. In addition, large, well-financed healthcare providers and insurance carriers have in some cases developed their own platform or tools and may provide these solutions to their clients at discounted prices. Competition from specialized software providers or device manufacturers, which may facilitate the collection of data but offer limited interpretation, feedback or guidance, and from other parties will result in continued pricing pressures, which are likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Competition in Israel

In Israel, our main competitor is Natali (a company for emergency medical services in Israel) Ltd., which provides telehealth and home care services, and Monitor - emergency medical services Ltd., a cardiac monitoring company.

Mediton competes primarily with companies providing medical services such as LMS (lotem medical services), MPT, Cardiomedix, Femi connecting healthcare, Shemer Medical Institute, and in certain cases units operated by hospitals.

Competition in Germany

We operate in a highly competitive environment in Germany. We compete with large companies with global reach and significant experience in this market such as Philips Medical Systems and Teladoc, companies with significant national presence such as Otto Group – Medgate and Vitaphone, as well as smaller players such as Teleclinic, 4 sigma, and MD-Medicus. We expect there will be consolidation in this market as companies seek to acquire know-how and technologies and leverage the synergies of complementary products and services and efficiencies of scale.

Competition in the U.S.

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

These competitors have also developed patch-based cardiac monitors that have received FDA and foreign regulatory clearances. We are also aware of small start-up companies entering the 12 lead ECG cardiac monitoring market, such as Heartbeam Inc. Large medical device companies may continue to acquire or form alliances with these smaller companies in order to diversify their product offering and participate in the digital health space. We believe the principal competitive factors in our market include:

•	ease of use, comfort and unobtrusiveness of the device for the patient;

•	quality and clinical validation of the deep-learned algorithms used to detect arrhythmias;

•	concise and comprehensive reports supporting efficient physician interpretation;

•	ease of use of service workflow for physicians and supporting clinicians;

•	contracted rates with third-party payors;

•	government reimbursement rates associated with our products and services;

•	quality of clinical data and publications in peer-reviewed journals;

•	size, experience, knowledge and training of sales and marketing teams;

•	reputation of existing device manufacturers and service providers; and

•	relationships with physicians, hospitals, administrators, and other third-party payors.

C.	ORGANIZATIONAL STRUCTURE

SHL Telemedicine Ltd. is the parent company of a group of direct and indirect subsidiaries worldwide. The following table lists our subsidiaries, their countries of incorporation and our direct or indirect ownership interests in them.

Subsidiary	Country of Incorporation	Direct/Indirect Ownership Interest
Shahal Haifa Medical Services Ltd.	Israel	Authorized Share Capital: NIS 13,000 divided into 13,000 ordinary shares, par value NIS 1.00 each Issued Share Capital: 200 ordinary shares—100% held by SHL
Shahal Rashlatz- Rehovot Medical Services Ltd. (“Shahal Rashlatz”, or “SHLR”)	Israel	Authorized Share Capital: NIS 16,600 divided into 16,600 ordinary shares, par value NIS 1.00 each Issued Share Capital: 100 ordinary shares—100% held by SHL
Mediton Medical Centers Chain Ltd. (“Mediton Medical”)	Israel	Authorized Share Capital: NIS 22,900 divided into 22,900 ordinary shares, par value NIS 1.00 each Issued Share Capital: 100 ordinary shares 70% (held by Shahal Rashlatz)
Medishur Ltd.	Israel
Authorized Share Capital: NIS 2,640 divided into 2,600 ordinary shares, par value NIS 1.00 each and 40 management shares, par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares

70% (held by Shahal Rashlatz)

Mediton - Adam Ltd.	Israel
Authorized Share Capital: NIS 200 divided into 100 management shares, par value NIS 2.00 each, and NIS 22,800 divided into 22,800 ordinary shares, par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares, four management shares

70% (100% held by Mediton Medical)

SHL Telemedicine International Ltd. (“SHL INT”)	Israel	Authorized Share Capital: NIS 101,000 divided into 101,000 ordinary shares, par value NIS1.00 each Issued Share Capital: 10,000 ordinary shares—100% held by SHL
SHL Telemedicine B.V (“SHL BV”)	The Netherlands	Authorized Share Capital: EUR 75,000 divided into 300,000 ordinary shares, par value EUR 0.25 each Issued Share Capital: 74,043 ordinary shares—100% held by SHL INT

Personal Healthcare Telemedicine Services Europe B.V. (“PHTS”)	The Netherlands	Authorized Share Capital: EUR 4,000,000 divided into 400,000 ordinary shares, par value EUR 10.00 each Issued Share Capital: 811,500 ordinary shares—100% held by SHL BV
SHL Telemedizin GmbH (“SHL Telemedizin”)	Germany	Authorized Share Capital: EUR 300,000 divided into 2 ordinary shares, par value EUR 25,000 and EUR 275,000 Issued Share Capital: 2 ordinary shares—100% held by PHTS
Almeda GmbH	Germany	Authorized Share Capital: EUR 25,000 Issued Share Capital: 25,000 shares, par value EUR 1.00 each—100% held by SHL Telemedizin
Jumedi GmbH	Germany	Authorized Share Capital: EUR 25,000 Issued Share Capital: 4 shares, par value EUR 6,250 each —100% held by SHL Telemedizin
Gesellschaft für Patientenhilfe DGP mbH	Germany	Authorized Share Capital: EUR 25,000 divided into 2 ordinary shares, par value EUR 24,750 and EUR 250 Issued Share Capital: 2 ordinary shares—100% held by SHL Telemedizin
SHL Telemedicine USA, Inc.	USA (Delaware)	Authorized Share Capital: $1.00 divided into 100 shares of common stock, par value $0.01 each Issued Share Capital: 100 shares of common stock—100% held by SHL INT
SHL Telemedicine India Private Limited	India	Authorized Share Capital: Rs 7,000,000 divided into 700,000 equity shares of Rs 10 each Issued Share Capital: 625,126 equity shares—99.9% held by SHL INT and 0.01% held by SHL BV

D.	PROPERTY, PLANTS AND EQUIPMENT

The following table identifies our principal office and telemedicine center facilities, all of which are rented by us:

Location	Address	Description	Approximate Size
Munich - Germany	Balanstraße 69 Munich	SHL’s German head office and telemedicine center in Germany	3,208 sqm

Israel	90 Yigal Alon St. Tel Aviv	SHL’s Israeli head office and telemedicine center	5,389 sqm

Israel	18 Hahashmal St. Tel Aviv*	Mediton – Medical services	2,752 sqm

*	We lease this property from an affiliate of the 30% minority shareholder of Mediton from whom we acquired our 70% interest in Mediton.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           OPERATING RESULTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the consolidated financial statements and related notes thereto of us beginning on page F‑1 of this Annual Report. The discussion should also be read in conjunction with the information included and referenced in Item 3.D. “Key Information – Risk Factors,” Item 5. “Operating and Financial Review and Prospects” Results, Item 8. “Financial Information” and Item 18. “Financial Statements.”

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

Our material accounting policies are described in Note 2 of our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report.

Components of Operating Results

General

Most of our revenues and expenses are generated in NIS. Accordingly, we consider the NIS to be our functional currency in Israel and our consolidated financial statements are prepared in NIS.

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

d)
Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as issuing a dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve”.

As we evaluate our growth prospects and manage our operations for the future, we believe that we can further expand healthcare services in Israel and Germany and increase the worldwide distribution of SmartHeart® platform solutions (mainly in the United States).

We followed the below sales strategy in fiscal year 2023 in order to expand our revenues:

•	Leverage synergies and cross-sell our products and services with Mediton;

•	Commercial agreements with leading U.S. healthcare providers such as the Mayo clinics and CVS;

•	Commercial agreements with BARMER and other health insurance funds in Germany for doctor’s virtual visits and telehealth services;

•	Increased sales and marketing activities mainly in the U.S.;

•	Increased research and development investments related to the SmartHeart® platform; and

•
Continued pursuit of strategic relationships with customers, mainly in the U.S., including the soft launch of the SmartHeart® membership program in the U.S. as part of our direct-to-consumer initiative.

Revenues

In general, our revenues derive from healthcare services contracts (B2C and B2B), which is recognized over time, and the sale of telemedicine devices, which is recognized at the point of time when the control of the goods is transferred to customers.

Cost of revenues

The cost of revenues consists of salaries and related expenses, external services fees, cost of devices, and allocation of overhead expenses. Overhead expenses consist of a variety of costs, including rent, office IT and associated expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expense payments for subcontractors and overhead expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses, commissions and fees to third party representatives, marketing & advertising, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, including share-based compensation, professional fees (which include legal, audit and other consulting fees) and other general corporate expenses.

Financial Income (loss), Net

Financial income, net, consists primarily of share option liability adjustments, earning or loss from marketable securities, interest earned on bank deposits, bank charges, and gains or losses from the exchange rate differences in respect of balances and transactions in other than functional currencies.

Results of Operations

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Revenue	$57,075	$58,998	49,582
Cost of revenue	31,814	31,809	24,989
Gross profit	25,261	27,189	24,593
Operating Expenses:
Research and development	5,260	3,788	2,985
Sales and marketing	10,581	11,403	9,454
General and administrative	16,228	16,748	12,103
Other expenses	2,198	416	548
Total operating expenses	34,267	32,355	25,090
Operating (loss)	(9,006)	(5,166)	(497)
Financial income (expense), net	3,042	6,478	(12,972)
Profit (loss) before income taxes	(5,964)	1,312	(13,469)
Tax expenses	891	1,097	455
Net profit (loss)	$(6,855)	$215	$(13,924)

	Year ended
	December 31,
	2023	2022	2021
Revenue	100%	100%	100%
Cost of revenue	56	54	50
Gross profit	44	46	50
Operating Expenses:
Research and development	9	6	6
Sales and marketing	19	19	19
General and administrative	28	28	24
Other expenses	4	1	1
Total operating expenses	60	55	51
Operating (loss)	(16)	(9)	(1)
Financial income (expense), net	5	11	(26)
Profit (loss) before income taxes	(11)	2	(27)
Tax expenses	1	2	1
Net profit (loss)	(12)%	0%	(28)%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue:

	Individuals	Institutions
	and	and
	communities	payers	Others	Total
	(in thousands)
Year ended December 31, 2023:

Europe	$-	$14,067	$-	$14,067
Israel	20,913	21,179	-	42,092
USA	-	-	916	916

Total revenues	$20,913	$35,246	$916	$57,075

	Individuals	Institutions
	and	and
	communities	payers	Others	Total
	(in thousands)
Year ended December 31, 2022:

Europe	$—	13,374	—	13,374
Israel	$22,161	22,975	2	45,138
USA	$—	—	486	486

Total revenues	$22,161	36,349	488	58,998

Revenues

In 2023, our revenues decreased by approximately $1.9 million, compared to 2022. In Israel revenues decreased by approximately $3.0 million mainly due to a negative exchange rate of $4.0 million between the NIS and the U.S. dollar. In Germany revenues slightly increased by approximately $0.7 million and in the U.S. revenues increased by $0.4 million.

Cost of Revenues

Cost of revenues for each of 2023 and 2022 was $31.8 million.

In fiscal year 2023, gross margin was 44% compared to 46% in fiscal year 2022. The decrease was mainly due to our B2B operation in Israel due to the decrease in revenues during the last quarter of 2023 as a result of armed conflict between Israel and Hamas that began during the last quarter of 2023.

The following table provides our operating costs and expenses in 2023 and 2022:

	Year ended
	December 31,
	2023	2022
	(in thousands)
Research and development costs, net	$5,260	$3,788
Selling and marketing expenses	10,581	11,403
General and administrative expenses	16,228	16,748
Other expenses	2,198	416

Total operating expenses	$34,267	$32,355

Research and Development costs, net

Research and development costs increased by approximately $1.5 million in 2023 compared to 2022. The increase was mainly due to the continued development of our SmartHeartTM technology platform and the development of our platform in Germany. R&D gross expenses in 2023 were $6.7 million, of which $4.2 million was capitalized, compared to $7.2 million, of which $5.2 million was capitalized, in 2022. Amortization of development costs was $2.8 million in 2023 compared to $1.8 million in 2022.

Selling and Marketing Expenses

Selling and marketing expenses for fiscal year 2023 were $10.6 million, compared to $11.4 million in fiscal year 2022. The decrease was primarily related to a slight decrease in such expenses for our German and Israeli operations while in the U.S. our sales and marketing expenses increased by $0.4 million mainly to the launch of our direct-to-consumer initiative.

General and Administrative Expenses

General and administrative expenses for the 2023 fiscal year were $16.2 million, compared to $16.7 million in the 2022 fiscal year. The decrease was mainly related to a decrease in consulting expenses.

Other Expenses

Other expenses for fiscal year 2023 were $2.2 million, compared to $0.4 million in fiscal year 2022. Other expenses mainly include restructuring expenses of USD $1.3 million, other non-recurring expenses of $0.3 million in Germany, and $0.6 million related to NASDAQ listing expenses.

Financial income (expenses), net

	Year ended
	December 31,
	2023	2022
	(in thousands)
Share options	$1,712	$7,504
Exchange rate differences	991	608
Gain (loss) from marketable securities, net	848	(769)
Interest, net	(241)	(604)

Others	(268)	(261)

Financial expenses, net	$3,042	$6,478

Financial income, net for the 2023 fiscal year was $3.0 million compared to financial income, net of $6.5 million in the 2022 fiscal year. The decrease was mainly related to the revaluation of options that had been issued to investors, which were exercised during the first quarter of 2023

Financial income relating to share options arise from changes in fair value based on the valuation of these options at the end of each reporting period. SHL uses the Black Scholes option pricing model when estimating the fair value of its share options. The factors that significantly affected the valuation of share options were (a) the market price of SHL’s ordinary shares, (b) expected volatility and (c) the expected average life of the share options.

For the twelve months ended December 31, 2022, SHL’s share price decreased and the expected volatility increased from CHF 19.10 to CHF 14.80 per share, and 34.81% ‑ 35.16% to 32.59% ‑ 38.24%, respectively, while the expected average life of share options decreased from 1.06 ‑ 1.13 years to 0.06 ‑ 0.13 years.

In 2023, income from exchange rate differences mainly related to strengthening of the U.S. dollar versus the NIS by 3.1%. This resulted in an exchange rate difference of $1.0 million in respect of $14.0 million held by the Company in U.S. dollar deposits, since the functional currency of our financial statements is the NIS.

The strengthening of the U.S. dollar versus the NIS by 3.1% resulted in other comprehensive loss/ of approximately $2.1 million in the twelve months ended December 31, 2023 due mainly to the translation of the financial statements of entities of our consolidated group from their functional currency in NIS to the presentation currency in US dollar.

In 2022, income from exchange rate differences mainly related to the effect of the strengthening of the U.S. dollar versus the Israeli Shekel by 13.2%. This resulted in exchange rate income of $0.6 million in respect of $6.2 million held in U.S. dollar deposits (as the functional currency of the financial statements of SHL is the New Israeli Shekel).

Taxes on Income

For fiscal year 2023, tax expenses were $0.9 million, compared to tax expenses of $1.1 million in fiscal year 2022. The decrease was mainly related to a decrease in taxes from the B2B operation in Israel.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a comparison of our results for the years ended December 31, 2022, and 2021, please refer to Item 5 in our Annual Report on Form 20-F/A for the year ended December 31, 2022, filed with the SEC on May 15, 2023.

Impact of Inflation and Foreign Currency Fluctuations

Our Israeli business is the most significant of our operations. As a result, the majority of our revenues and expenses are generated in NIS. Investment activities and financing activities (excluding capital raise) were made in NIS. Our business in Germany is the second largest component of our operations, the revenues and expenses of which are generated in Euros. We believe our U.S. business will be the main growth driver going forward, however, we consider the NIS to be our functional currency. Accordingly, future additional revenues may be denominated priority in currencies other than NIS and Euros.

Because exchange rates between the NIS, Euro and U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense.

We currently do not have any mechanisms in place to hedge our exposure to foreign currency and interest rate fluctuations. However, we may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies are generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $109.8 million ($62 million in Israel, $32.5 million in Europe, and $15.3 million in the U.S.) as of December 31, 2023, and $101.5 million ($67.1 million in Israel, $23.7 million in Europe, and $10.7 million in the U.S.) as of December 31, 2022. We will be able to carry forward these tax losses to future tax years. Except for our Mediton operation, we do not expect to pay taxes in Israel on our income from operations until we utilize our carry forward tax losses. We may, however, be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E.— Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our German and U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

B.           LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, and the proceeds from our private equity offerings, including the exercise of options issued in the private equity offerings. Cash and cash equivalents and short-term bank deposits on December 31, 2023, and December 31, 2022, were approximately USD $26.0 million and USD $18.7 million, respectively.

For our material cash requirements, including commitments for capital expenditures, as of December 31, 2023, please see “Item 4.A. – Principal Capital Expenditures and Divestitures.” In addition, we received cash in the amount of approximately $20.3 million with respect to the exercise requests received from the exercise of the investors’ options in January and February of 2023. The sources of funds for such capital expenditure requirements have been cash generated from operations, the proceeds from our private equity offering, including the exercise of options issued in the private equity offerings, and in the case of the Mediton acquisition, our long-term credit facility.

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

Cash Flow Discussions

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022 and Fiscal Year Ended December 31, 2021

The following tables reflect the changes in cash flows for the comparative periods:

	For fiscal year ended December 31,
	2023	2022	Change
	US$	US$	US$
	(In millions)
Cash flow data
Net cash (used in) operating activities	(1.5)	(0.1)	(1.7)
Net cash (used in) investing activities	(9.3)	(6.4)	(2.9)
Net cash provided by (used in) financing activities	13.7	(2.3)	16.0

	For fiscal year ended December 31,
	2022	2021	Change
	US$	US$	US$
	(In millions)
Cash flow data
Net cash provided by (used in) operating activities	(0.1)	0.2	(0.3)
Net cash (used in) investing activities	(6.4)	(41)	34.6
Net cash provided by (used in) financing activities	(2.3)	51.1	(53.4)

Cash Flows Provided By/Used In Operating Activities

Cash used in operating activities for the year ended December 31, 2023, was $1.5 million, and primarily related to our operating loss in 2023.

Cash used in operating activities for the year ended December 31, 2022, was $0.1 million, and primarily related to non-cash adjustments of $3.5 million, including depreciation and amortization expenses of $7.1 million, partially offset by financing income of $6.7 million.

Cash provided by operating activities for the year ended December 31, 2021, was $0.2 million and primarily related to net loss of $13.0 million, partially offset by non-cash adjustments of $20.3 million, including of financial expenses of $13.0 million as a result of increase in investors options valuation and depreciation and amortization expenses of $5.4 million and cost of share expenses of $1.3 million while interest and tax payments were $1.3 million and negative change of $4.9 million in our operating assets and liabilities (including inventory increase of $3.1 million).

Cash Flows Used In Investing Activities

Cash used in investing activities during the year ended December 31, 2023, was $9.3 million, primarily related to the capitalization of development costs of $4.2 million, $1.3 million for the purchase of property and equipment and  $3.8 million from investment in short-term deposit.

Cash used in investing activities during year ended December 31, 2022, was $6.4 million, primarily related to the capitalization of development cost of $5.2 million, and $5.7 million from investment in short-term deposit, $5.6 million from investment in short-term investment and $ 1.6 million for the purchase of property and equipment, offset in part by $11.7 million from the net proceeds from short term investments.

Cash used in investing activities during year ended December 31, 2021, was $41.0 million and primarily related to subsidiary acquisition of $27.3 million, the purchase of short-term investments of $13.6 million, and the capitalization of development cost of $2.6 million.

Cash Flows Provided By/Used In Financing Activities

Cash provided by financing activities during the year ended December 31, 2023, was $13.7 million, primarily related to the exercise of options by investors in a net amount of $19.2 million, offset by lease payments of $2.7 million and repayment of long-term loan of $2.1 million.

Cash used in financing activities during the year ended December 31, 2022, was $2.3 million and primarily related to lease payments of $2.4 million, and repayment of long-term loan of $1.7 million partially offset by exercise of options of $2.0 million.

Cash provided from financing activities during the year ended December 31, 2021, was $51.1 million and primarily related to the net proceeds from the issuance of share capital of $36.9 million, $0.5 million from the exercise of options, and $18.3 million in proceeds from long-term loans, offset in part by lease payments of $1.9 million and short-term bank credit repayment of $2.7 million.

Financial Arrangements

On January 7, 2021, a special general meeting of the company approved the increase of the authorized share capital of the company to 25,000,000 ordinary shares of NIS 0.01 par value each.

On January 21, 2021, the company closed the first of two placements by selling 1,600,000 ordinary shares. In addition, the company issued options to purchase 800,000 ordinary shares at an exercise price of CHF 11.00 per share exercisable for a 24-month period.

On February 17, 2021, the company closed a second private placement by issuing 2,288,889 new ordinary shares. In addition, the company issued options to purchase 1,144,444 further ordinary shares at an exercise price of CHF 11.00, exercisable for a 24-month period.

The expiration dates for the options were January 20, 2023, and February 16, 2023. Upon expiration, the proceeds from the exercise of 1,914,478 options were recorded in equity.

The placement agents in these two private placements received a cash payment based on the amount of cash received in the private placements and from the exercise of the options issued in the placements. In addition, the placement agents were granted options for units at an exercise price of CHF 9.00 per unit. Each unit entitles the placement agents to receive one ordinary share together with an option to acquire 0.5 ordinary share at an exercise price of CHF 11.00 per share. The exercise period for these placement agents’ units is until March 17, 2025. As of December 31, 2023, the number of units granted to the placement agents was  155,720. These units, if fully exercised, entitle the placement agent to 233,580 shares.

Long-term loan

On August 29, 2021, the company signed an agreement with a bank in Israel to obtain a long-term loan in the amount of NIS 59 million (approximately $18 million) for a period of seven years and nine months. The loan is denominated in NIS and bears interest at prime plus 1.05% (2.65% as of the signing date). The loan is required to be repaid in 28 quarterly installments following an initial moratorium period of nine months.

The loan agreement includes certain financial covenants related to the company’s Israeli operations, including with respect to minimum tangible equity, minimum tangible equity to total tangible assets, and net debt to EBITDA. As of December 31, 2023, the company was in compliance with these covenants.

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

The purchase price for the acquisition of approximately NIS 84 million (approximately $26 million) was financed from cash on hand and the NIS 59 million Israeli bank long-term loan referred to above. The transaction included the grant of a put and call option over the remaining 30% interest in the Mediton Group.

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

As of December 31, 2023, and December 31, 2022, the estimated gross amount of cash outflow assuming the put option will be exercised at the earliest possible date was $9.9 million and $11.3 million, respectively. As discussed above, this amount may be settled in cash or through the issuance of SHL ordinary shares. The principal factor that could have a material impact on the gross amount would be a significant change in the EBITDA of the Mediton Group in the period prior to the Put Option Period.

For financial reporting purposes, SHL has selected as an accounting policy to record the sellers’ remaining 30% holdings in both Mediton and Medishur as non-controlling interest in the equity of SHL. The put and call options, which are financial derivatives, are measured at fair value through profit or loss and are presented net in the consolidated balance sheet.

The fair value of the put option to sell the remaining 30% holdings in both Mediton and Medishur represents the difference between estimated fair value of the remaining 30% holdings in both Mediton and Medishur and the exercise price discounted to its present value. As the exercise price gets closer to the fair value of the remaining 30% holdings in both Mediton and Medishur, the effect is to reduce the fair value of the put option. The same would apply in the opposite direction to the fair value of the call option of SHL to acquire the remaining 30% holdings in both Mediton and Medishur, as described under the heading “Company Call Option” below.

As of December 31, 2023, and December 31, 2022, the net fair value of the put and call options were $206 (liability) and $245 (asset), respectively. See Note 17h to the consolidated balance sheet as of December 31, 2023, and December 31, 2022, respectively, included elsewhere in this Annual Report for an explanation of the methodology and significant inputs used in order to determine the fair value.

In order to provide information as to its liquidity position, SHL discloses in Note 17f to the consolidated balance sheet included elsewhere in this Annual Report as of December 31, 2023, the estimated gross cash outflow of $8.2 million assuming the put option will be exercised at the earliest possible date.

Company Call Option

The Mediton SPA also provides SHLR the right for one year from the end of the Put Option Period to oblige the sellers to sell to SHLR all (but not part) of the sellers’ remaining 30% holdings in both Mediton and Medishur (but not one of them) for the higher of the same price as the put option price, or a consideration that reflects a value of NIS 120 million for the companies as of the closing date with such amount being linked to the Israeli Consumer Price Index, minus all dividends paid from the August 31, 2021, closing date until the date the Call Option is exercised, all as set forth in the Mediton SPA.

Long-Term Lease

The Company has long-term lease liabilities repayable in monthly equal installments until March 2029. The total aggregate contractual undiscounted payments for these long-term lease liabilities, including interest, amounts to approximately $10,775

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research & Development

We are a leading developer of advanced telemedicine technologies that is highly focused on research and development, including predicting artificial intelligence technologies. Our research and development efforts are carried out with the Hadassah Medical Center and the Hebrew University of Jerusalem.

Our gross research and development costs (excluding amortization and capitalization) were $6.7 million in 2023, $7.2 million in 2022 and $4.4 million in 2021.

Intellectual Property

We seek to protect our proprietary technology and intellectual property through a combination of patents, patent designs, and trademark applications, as well as trade secrets, know-how, and other contractual rights, (including confidentiality and invention assignment agreements). We hold a number of design patents and trademarks, including one of our key products and technologies, the SmartHeart®.

The following table sets forth certain information related to the primary patents and trademarks material to our business:

Owned Patent	Jurisdiction	Expiration Date
Patent #229482 – An Electrocardiographic Monitoring System and Method (Utility Patent)	Israel; China; Europe	In Israel, patent in force until May 21, 2026, and set to expire on May 21, 2032.
Device for Obtaining a Standard 12‑Lead Electrocardiogram and a Rhythm Strip – Grant Number 09215998 (Utility Patent)	United States	June 1, 2032
Status of Trademarks filed through WIPO in various countries

Trademark Number/Status	Trademark Name	Type of Trademark	Validity of Trademark (until the following dates)	Owner	Country of Registration
7478308	ramified heart symbol	10, 38, 44	12/18/2028	SHL Intern.	Europe (Community Trademark)
77638118	ramified heart symbol	35, 38, 44	12/22/2028	SHL Intern.	U.S.A.
234343	CCM (Logo CCM – Hebrew)	9, 10, 38, 44	12/13/2030	SHL Intern.	Israel
234810	HEART SMART	9, 10, 38, 44	01/02/2031	SHL Intern.	Israel
1096059	HEART SMART	9, 10, 38, 44	06/27/2031	SHL Intern.	WIPO

Trademark Number	Trademark Name	Type of Trademark	Validity of Trademark (until the following dates)	Company	Country of Registration
T1116147A Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Singapore
4204156	SMART HEART	9, 10, 38, 44	09/11/2032	SHL Intern.	U.S.A.
8‑8‑2012‑001246089 Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	South Korea
2011‑360491 Registered after rejection and appeal	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Japan
1459720 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Australia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Norway
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Switzerland
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Island
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	China
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Turkey
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Croatia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Russia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Ukraine
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Moldova
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Serbia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Georgia
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Montenegro
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Belarus
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Monaco
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	Lichtenstein
1096059 Registered	SMART HEART	9, 10, 38, 44	06/21/2031	SHL Intern.	European Union

Status of Trademarks filed in Germany

Trademark Number*	Trademark Name	Type of Trademark	Validity of Trademark (until the following dates)	Company	Country of Registration
302021116844	TELECOR	44	Pending final approval	SHL Telemedizin GmbH	Germany

*	Where an international registration number is listed, such number serves as the only registration number in the indicated country.

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

Name
Yariv Alroy	63	Chairman of the Board of Directors
Prof. Amir Lerman(1)(2)(3)	66	Director
Yehoshua (Shuky) Abramovich(1)(2)(3)	63	External Director
Dvorah Kimhi(1)(2)(3)	74	External Director
Ido Nouberger	59	Director
Nir Rotenberg	61	Director
Erez Nachtomy	63	Chief Executive Officer(4)
Amir Hai	58	Chief Financial Officer
Jason Bottiglieri	51	General Manager SHL USA
Bernd Altpeter	59	Managing Director, SHL Telemedizin, Germany

(1)	Member of Audit Committee and Financial Statements Committee.
(2)	Member of Compensation Committee.
(3)	Independent director under Nasdaq and SEC independence standards.
(4)	On March 14, 2024, Mr. Nachtomy announced that he would be resigning as Chief Executive Officer of the Company effective mid-June 2024.

Yariv Alroy joined our Board of Directors in December 2018, was elected as Chairman of the Board of Directors in December 2018, served as Co-Chairman from August 11, 2022, until February 2024, and has served as Chairman since February 2024. He served as our Co-CEO from 2000 to January 15, 2016. He previously served as managing director of SHL Telemedicine International Ltd. from 1997 to 2000 and as our Chief Operating Officer from 1993 to 1997. He also previously served as a member of the Board from 2001 to 2006 and 2010 to 2014. Before joining SHL, Mr. Alroy worked for a leading Israeli law firm from 1989 to 1993, with his last position as senior partner. Since 2016, he has been an investor and a businessman and serves as a Chairman of UAS Drone Corp. (OTCQB: USDR). He holds an LL.B. from Tel Aviv University, Israel.

Prof. Amir Lerman joined our Board of Directors in 2016. He has served as the Vice-Chair, Cardiovascular Department and the Director of the Cardiovascular Research Center at the Mayo Clinic in Rochester (USA) since 2010. He has also served as the Program Director for vascular and valve, Center for Regenerative Medicine at the Mayo Clinic since 2012. In addition, Prof. Lerman serves as the Director of the Mayo-Israeli startup company initiative as well as a faculty member at the Mirage Institute: US-Israel innovation bridge business leadership program, since 2009, in addition to various other positions held at the Mayo Clinic. Since 2001, he has also held an appointment as Professor of Medicine at the Mayo Medical School. Prof. Lerman graduated from the Technion School of Medicine in Haifa, Israel in 1985 and completed his training in internal medicine, cardiovascular diseases and invasive cardiology at the Mayo Clinic in 1994. Prof. Lerman has published more than 500 manuscripts, book chapters and reviews; the NIH, AHA and several foundations support his research.

Yehoshua (Shuky) Abramovich joined our Board of Directors in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of Imed Infinity Medical, chairman of Atrade, member of the board of directors and chairman of the investment committee of I.D.I. Insurance Company, a member of the board of directors of each of the public companies Brimag Digital, Modiin Energy and GoTo and as a director in other high-tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance, one of Israel’s largest financial institutions, which provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal Group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel Aviv Stock Exchange until September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has a B.A. in Economics & Business Management and an M.B.A. from Tel Aviv University.

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

Ido Nouberger has served on our Board of Directors since February 2024. Mr. Nouberger has served as the CEO of Value Base since its inception in 2013. He also holds the position of chairman of the board or board member of Value Base’s various subsidiaries. Prior to that, he served as CEO and a director or various Israeli companies. Mr. Nouberger holds a M.A. and B.A, both in economics, from Tel Aviv University.

Nir Rotenberg has served on our Board of Directors since February 2024. Mr. Rotenberg is the Chairman of the Board of Danbar Finance Ltd., a private investment group, and has served there as a director and partner since 2000. Prior to that, he served as a manager and director of certain public companies in the Danbar group of companies from 1994 until 2000 and from 1990-1993 served as chief investment officer in Migdal Insurance Company. Mr. Rotenberg holds a M.B.A. in business management and B.A in economics from Tel Aviv University.

Erez Nachtomy has served as our Chief Executive Officer since May 2020 and served as a member of our Board of Directors from December 2018 until February 2024. On March 14, 2024, Mr. Nachtomy announced that he would be resigning as Chief Executive Officer of the Company effective mid-June 2024. From 1989 until 2001, Mr. Nachtomy practiced law at a leading Israeli law firm – Weksler, Bregman & Co., becoming a partner in the firm in 1994 and later on promoted to a senior partner. In March 2001, he joined our executive team as Vice President, and from January 2005 to December 2016 he served as our Executive Vice President. Since 2017, he is an investor and a businessman specializing in strategic planning, M&A transactions, and capital raising and business development. He serves as Vice Chairman and a member of the Board of UAS Drone Corp. (OTCQB:USDR). Mr. Nachtomy holds an LL.B. from Tel Aviv University and he is a member of the Israeli Bar.

Amir Hai has served as our Chief Financial Officer since January 2022. Mr. Hai. Prior to joining SHL, Mr. Hai was Chief Financial Officer of RADCOM (NASDAQ: RDCM) from 2018 to December 2021. Prior to that Mr. Hai served as Chief Financial Officer for several other companies including two publicly traded companies (Valor Computerized Systems and Shamir Optical Industry) and served as High-tech Senior Manager for Ernst & Young Israel. Since 2012 to 2021, Mr. Hai also served as external director and chairman of the audit committee of Matrix IT Ltd. Mr. Hai holds a B.A. in Economics from the College of Management Academic Studies in Israel and is certified in Israel as a CPA.

Jason Bottiglieri has served as our General Manager in the United States since June 2022. Mr. Jason Bottiglieri has over 25 years of commercial and executive-level management experience within the cardiovascular device field. He has extensive experience establishing and leading sales, marketing and operations teams, successfully commercializing innovative technologies in the global market. In his most recent position, Mr. Bottiglieri held the role of Chief Commercial Officer at Elucid Bioimaging, a developer of a non-invasive artificial intelligence medical software used for cardiovascular disease diagnosis. Prior to that he served as President and CEO of InnovHeart S.r.L., and as President and CEO of Infraredx, which was acquired by Nipro Corporation of Japan. Mr. Bottiglieri holds a B.A. in Chemistry from Florida Atlantic University and an M.B.A. from James Madison University.

Bernd Altpeter serves as Managing Director of SHL Telemedizin, Germany and served as Co-Managing Director from April 4, 2023, until September 2023. Mr. Altpeter has significant experience in the German healthcare and telemedicine market. Prior to joining SHL Telemedizin, Germany, Mr. Altpeter was Global Head of Digital Products and Projects with Boehringer Ingelheim Vetmedica GmbH from July 2021 to April 2023. Before that, Mr. Alpeter founded the Digital Health Group in 2013 serving as its Chief Executive Officer. The Digital Health Group consisted of several companies focusing on digital chronic care management programs and health contract management, providing solutions and services to health insurance companies, physicians and pharma companies. The group was acquired in 2020 by Fresenius SE. Previously, Mr. Altpeter held executive level positions in international organizations in the field of sales and marketing consulting. Mr. Altpeter is a Business Administration graduate from the Technische Universität Berlin, and management training from INSEAD and Duke University.

B.           COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation expenses to our directors and executive officers for the year ended December 31, 2023, was approximately $2,184,028. This amount includes social benefits and car leasing costs. The amount does not include the expense of share-based compensation.

As of April 15, 2024, we have issued outstanding options to purchase 1,205,244 ordinary shares granted to our executive officers and directors under our 2021 Executive and Key Employee Israeli Share Incentive Plan (the “Share Option Plan”) at a weighted average exercise price of CHF 12.22 per ordinary share.

Individual Compensation of Office Holders

The table and summary below outline the compensation granted to our directors and executive officers with respect to the year ended December 31, 2023. Our Compensation Policy, Share Option Plan and the terms of the share options granted to our directors and executive officers are described below.

Year-end December 31, 2023

			Share	Weighted
	Base		Options	Average
	Compensation		Granted	exercise price
	and Fringe	Cash	or	of Options
Name and Offices Held	Benefits	Bonus	exercised (1)	Granted	Total
Yariv Alroy
Active Co-Chairman of the Board of Directors	$255,362	—	—	—	$255,362
Ehud Barak(2)
Active Co-Chairman of the Board of Directors	167,377	—	—	—	167,377
David Salton(3)
Director	$34,195	—	—	—	34,195
Prof. Amir Lerman
Director	$44,854	—	—	—	44,854
Yehoshua (Shuky) Abramovich
External Director	$64,800	—	20,708	—	85,508
Dvorah Kimhi
External Director	$46,128	—	—	—	46,128
Erez Alroy(3)
Director	$46,666	—	—	—	46,666
Erez Nachtomy(3)
Chief Executive Officer and Director	$330,516	63,742	—	—	394,258
Other Senior Management	$912,862	$215,725	$495,444	CHF 9.36 – CHF 9.88	$1,625,831

(1)	The options are exercisable on a net exercise basis method. The expiration dates of the options granted are as follows:

Weighted Average	Expiration date of the
exercise price of Options Granted	options	Number of Options
CHF 7.70	10/12/2024	18,000
CHF 6.51	21/02/2025	18,000
CHF 5.61	30/06/2026	50,000
CHF 5.73	10/12/2026	120,000
CHF 10.73	01/03/2027	250,000
CHF 17.02	08/12/2027	54,000
CHF 19.33	02/01/2028	80,000
CHF 17.39	20/06/2028	100,000
CHF 9.36	15/05/2029	100,000
CHF 9.88	18/06/2029	30,000

(2)	Mr. Barak served as the Co-Chairman of the Board during the year ended December 31, 2023, and ceased to serve in such capacity and as a member of our Board of Directors in February 2024.
(3)
Each of Messrs. David Salton, Erez Alroy and Erez Nachtomy served as a member of our Board of Directors during the year ended December 31, 2023, and ceased to serve in such capacities in February 2024. On March 14, 2024, Mr. Nachtomy announced that he would be resigning as Chief Executive Officer of the Company effective mid-June 2024.

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

Our prior Compensation Policy was adopted by the Special General Meeting of the shareholders of the Company held in September 2020 following the recommendation and earlier approval of the Compensation Committee and of the Board. The Compensation Policy expired in 2023, and we are in the process of seeking approval of a new Compensation Policy.

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

Currently, all Board members receive the same compensation per meeting, in the amount of NIS 3,600 (whether such meeting is held physically or by electronic means) as well as annual compensation in the amount of NIS 68,000. The Chairman of the Board, Mr. Yariv Alroy, is entitled to said participation fee and annual fee, in addition to his current compensation from the company. With the exception of Mr. Yariv, none of our directors have service contracts with the company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director.

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

The maximum number of ordinary shares which may be issued under the Share Option Plan and under any other SHL share incentive option plan is 4,077,346, subject to adjustments as provided in the Share Option Plan. As of April 15, 2024, 1,920,500 share options remain available for grant.

Pursuant to the Share Option Plan, the exercise price shall be the closing price for an ordinary share on the last trading day prior to the grant, unless determined otherwise by our Board of Directors in its discretion. However, with respect to all option grants since May 2010, the Board of Directors determined in each case that the exercise price for such option grants shall be the average share price in the thirty (30) trading days preceding the date of grant. The foregoing has also been stipulated as the exercise price applicable to any grants of share-based compensation to our officers pursuant to our amended Compensation Policy adopted on September 21, 2020, which was in effect until September 21, 2023. Further, pursuant to a resolution of the Board as of November 7, 2010, all options issued under the Share Option Plan are exercised by way of the net exercise method.

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

C.           BOARD PRACTICES

Our Articles of Association provide that our Board of Directors consists of not less than three (3) and not more than nine (9) directors, including two (2) external directors, until otherwise determined by ordinary resolution of our shareholders. Our Board currently consists of six directors, each of whom was elected at our annual general meeting of shareholders held on February 4, 2024, to serve until our next annual general meeting of shareholders, except that Yehoshua (Shuky) Abramovich, one of our external directors, was reelected for a second three-year term commencing on June 28, 2023, at our special general meeting of shareholders held on June 22, 2023, and Dvorah Kimhi, our other external director, was reelected for a second three-year term at our annual general meeting of shareholders held on December 9, 2021. See Item 6.A, “Directors, Senior Management and Employees—Directors and Senior Management” for further details regarding the periods of service of each of our current directors.

Under the Israeli Companies Law and the company’s Articles of Association, directors are elected by the general meeting of shareholders. Pursuant to our articles of association, our directors, except the two (2) external directors, who are elected as described below under “—Director Service Contracts – Board Independence – External Directors”, pursuant to the provisions of the Israeli Companies Law, are elected individually at the annual general meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors. The directors so elected hold office until the next annual general meeting. The holders of a simple majority of the voting power represented at a general meeting and voting thereon are entitled to remove any director(s) from office, to elect directors in place of director(s) so removed or to fill any vacancy, however created, on the board of directors. A shareholder desiring to propose a candidate for election to the board of directors or to remove a director from his position, as a condition to such proposal being considered, is required to advise the company of the identity of such candidate or serving director at least two (2) weeks prior to the date of the general meeting at which such resolution is to be considered (or such shorter period as may be determined by the board of directors). Prior to his or her election, each nominee is required to provide the Company with an executed declaration that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Israeli Companies Law that may prevent his or her election and affirm that all of the required election-information is provided to us.

Terms of Office

Our current Board of Directors is comprised of Mr. Yariv Alroy (Chairman), Prof. Amir Lerman, Mr. Ido Nouberger, Mr. Nir Rotenberg, Mr. Yehoshua (Shuky) Abramovich (external director) and Ms. Dvorah Kimhi (external director). The terms of office of Yariv Alroy, Prof. Amir Lerman, Ido Nouberger and Nir Rotenberg will expire at our 2024 annual general meeting. The term of office of Dvorah Kimhi will expire on December 9, 2024, and the term of office of Mr. Yehoshua (Shuky) Abramovich will expire on June 27, 2026. None of our directors have service contracts with the company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see Item 6.B, “Directors, Senior Management and Employees—Compensation.”

Board Independence

External Directors

Israeli companies that have offered securities to the public in or outside of Israel are required to elect at least two external directors under the provisions of the Israeli Companies Law, who must meet rigid standards of independence to ensure that they are unaffiliated with us and our controlling shareholder. An external director must also have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in the regulations promulgated under the Israeli Companies Law but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term and for two years thereafter.

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

Independence under Nasdaq and SEC Standards

Each of our two external directors, Mr. Yehoshua (Shuky) Abramovich and Ms. Dvorah Kimhi, is considered “independent” under Nasdaq and SEC independence standards in addition to the Israeli Companies Law. Prof. Amir Lerman is also considered “independent” under Nasdaq and SEC independence standards.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. Because three of the six directors on our Board are independent under Nasdaq’s independence standard, we do not currently comply with Nasdaq’s requirement that an issuer maintain a majority of independent directors.

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

We previously also had a Financial Statements Committee under Israeli law from March 18, 2015, until its functions were transferred to our Audit Committee and it was dissolved in January 2023. The task of the Financial Statements Committee was to examine our financial statements prior to their approval by the Board of Directors.

Audit Committee

Pursuant to the Israeli Companies Law, the Audit Committee must be comprised of at least three (3) directors, including all of the external directors, and a majority of its members must be independent directors within the meaning of the Israeli Companies Law (i.e., including the external directors).

The following persons may not be members of the Audit Committee:

•	the Chairman of the Board;

•	any director employed by us;

•	any director employed by a controlling shareholder of us or an entity under the control of such controlling shareholder;

•	any director who provides services, on a regular basis, to us, a controlling shareholder or an entity under the control of a controlling shareholder;

•	a director whose main livelihood is based on a controlling shareholder; and

•	a controlling shareholder or any of its relatives.

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

The Audit Committee currently consists of Mr. Yehoshua (Shuky) Abramovich, Ms. Dvorah Kimhi and Prof. Amir Lerman. The Audit Committee consists exclusively of members of our board of directors who are financially literate. Our Board of Directors has determined that Mr. Abramovich is the financial expert under the SEC definition and all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act and under Nasdaq’s corporate governance standards. The members of the Audit Committee are appointed by our Board of Directors.

The role of the Audit Committee is, among other things, to:

•	examine flaws in our business management, in consultation with our internal auditor and the external auditors, and to propose remedial measures to the Board;

•	determine whether an interested party transaction is an ordinary or extraordinary transaction (where extraordinary transactions are subject to special approval requirements);

•	approve interested party transactions, where so required under the Israeli Companies Law; and

•	examine our existing internal control measures and the functioning of our internal auditor.

The Audit Committee is also charged with:

•
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

•
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

•	determining whether a director or candidate for director fulfills the requirements for being classified as an independent director within the meaning of the Israeli Companies Law.

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

The role and authority of the Compensation Committee shall include:

•	the issuance of a recommendation to the Board of Directors regarding the Compensation Policy;

•	issuance of a recommendation to the Board of Directors once every three (3) years regarding the extension of the Compensation Policy;

•	recommendation to the Board of Directors from time to time regarding any amendments to the Compensation Policy, as well as examination regarding its implementation;

•	approval of transactions with office holders (including controlling shareholders) regarding the terms of their engagement with the company as required under the Israeli Companies Law; and

•	exemption of certain transactions from the shareholder approval requirement which may otherwise apply pursuant to the Israeli Companies Law.

Neither the Israeli Companies Law nor our Articles of Association prescribe a certain frequency at which meetings of the Compensation Committee are to take place. Accordingly, the Compensation Committee meets from time to time when deemed necessary. The duration of the meetings varies in accordance with the topics discussed.

Investment Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed an investment committee as of February 21, 2019 (the “Investment Committee”). The task of the Investment Committee is to determine the investment policy of the company’s cash proceeds that are not required for its ongoing operations as will be from time to time. The members of the Investment Committee as of the date of this Annual Report are Mr. Yehoshua (Shuky) Abramovich (chairman), Mr. Nouberger and Mr. Rotenberg.

M&A Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors voluntarily appointed a mergers and acquisitions committee as of June 16, 2019 (the “M&A Committee”). The task of the M&A Committee is to facilitate the execution, performance and delivery of prospective M&A transactions. The members of the M&A Committee as of the date of this Annual Report are Mr. Yariv Alroy (chairman), Mr. Yehoshua (Shuky) Abramovich, Mr. Nouberger and Mr. Rotenberg.

Cyber Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors voluntarily appointed a cyber committee as of February 10, 2020 (the “Cyber Committee”). The task of the Cyber Committee is to recommend to the Board as to actions and/or measures to be taken in connection with the company’s information technology, including, inter alia, for the purpose of developing, maintaining and promoting the security of the company’s systems, networks and data, as well as supervising and monitoring the implementations of all such actions and/ or measures. The members of the Cyber Committee as of the date of this Annual Report are Mr. Yariv Alroy (chairman) and Mr. Yehoshua (Shuky) Abramovich.

Executive Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board voluntarily appointed an advisory executive committee as of May 17, 2020 (“Executive Committee”). The task of the Executive Committee is to assist the CEO and the company in operating its ongoing business. The members of the Executive Committee as of the date of this Annual Report are Mr. Yariv Alroy, Mr. Yehoshua (Shuky) Abramovich, Mr. Nouberger and Mr. Rotenberg.

Internal Auditor

Pursuant to the Israeli Companies Law, the Board of a public company shall appoint an internal auditor. Such appointment is made upon recommendation of the Audit Committee. Neither an interested party nor an officer of the company, any relatives of the foregoing or the external auditor or anyone on its behalf may serve in such position.

The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Pursuant to the Israeli Internal Audit Law, 5752‑1992, together with the Israeli Companies Law, the internal auditor is authorized to demand and receive any kind of document and/or information that is in our or our employees’ possession, which he deems necessary for the performance of his role, and he is to have access to all of our databases or data processing programs. Pursuant to the Israeli Companies Law, the Chairman of the Board or the Chairman of the Audit Committee may order the internal auditor to conduct an internal audit on matters where an urgent need for examination arose. In addition, the internal auditor shall receive notices of the meetings of the Audit Committee and may participate in such meetings.

The internal auditor has no decision-making powers. Pursuant to the Israeli Companies Law and our Articles of Association, the internal auditor has to submit a work program to the Audit Committee for approval. Mr. Michael Gilinsky was appointed as our internal auditor in May 2021.

Board Diversity Matrix

Board Diversity Matrix (As of April 15, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	2
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not disclose demographic background	0
Directors who are Jewish people	6
Directors with disabilities	0

D.           EMPLOYEES

As of December 31, 2023, we had approximately 583 full-time employees. The total number of full-time employees as of the end of financial years 2022 and 2021 was approximately 402 and 419. A breakdown of such employees by country and division as of December 31, 2023, is below

	Israel	Germany	U.S.A.	Total
Operation	335	86	0	421
Research & Development	15	22	0	37
Sales & Marketing	51	7	2	60
General & Administrative	46	17	2	65

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

E.           SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of April 15, 2024 (except as indicated):

Name	Total Shares Beneficially Total Shares Owned		Number of Options	Percentage of Ordinary Shares
Yariv Alroy	801,456		250,000	6.3%
Ido Nouberger	1,406,236	**		8.6%
Nir Rotenberg	802,426	***		4.0%
Prof. Amir Lerman	5,694		18,000	*
Yehoshua (Shuky) Abramovich	16,961		18,000	*
Dvorah Kimhi	—		36,000	*
Erez Nachtomy	—		188,000	*
Amir Hai	—		110,000	*
Jason Bottiglieri	—		100,000	*
Bernd Altpeter	—		100,000	*

*	Represents less than one percent.
**
Represents ownership of our ordinary shares by Value Base Ltd., a private investment group located in Israel (“Value Base”), together with its subsidiaries and its controlling shareholders Ido Nouberger and Victor Shamrich. Mr. Nouberger has served as the CEO of Value Base since its inception in 2013, and he also holds the position of chairman of the board or board member of Value Base’s various subsidiaries. Mr. Nouberger disclaims beneficial ownership of the securities beneficially owned by Value Base except to the extent of his pecuniary interest therein.

***
Represents ownership of our ordinary shares by Danbar Finance Ltd., a private investment group located in Israel (“Danbar”), of which Mr. Rotenberg is the Chairman of the Board and has served there as a director and partner since 2000. Mr. Rotenberg disclaims beneficial ownership of the securities beneficially owned by Danbar except to the extent of his pecuniary interest therein.

The options in the above table are exercisable according to the “Net Exercise” method to our ordinary shares. The aggregate number of ordinary shares underlying such options is up to 820,000. The exercise price of the options range from CHF 5.61 to CHF 19.33 and the weighted average exercise price of the options are CHF 11.35. The expiration dates of the options range from February 21, 2025 to June 18, 2029.

Our officers and directors have the same voting rights with respect to their shares as our other shareholders.

F.          DISCLOSURE OF A REGISTRANT’S ACTION TO ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of April 15, 2024 by each person or entity who we know beneficially owns 3% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares. The FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of April 15, 2024 to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,392,754 ordinary shares issued and outstanding as of April 15, 2024. Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not separately indicate other purchase or sale positions (in terms of derivatives such as call or put options).

			Share Options	Percent of
Identity of Person or Group	Amount Owned		Current	Class
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China) (1)	5,969,413			36.4%
More Provident Funds (Ramat Gan, Israel)	1,812,525			11.1%
Value Base Group (Tel Aviv, Israel) (2)	1,406,236	(3)		8.6%
Yariv Alroy (Herzliya, Israel)	801,456		250,000	6.3%
Danbar Finance Ltd. (Tel Aviv, Israel) (4)	791,405	(5)		4.8%
Sphera Funds Management (Tel Aviv, Israel)	632,456	(6)		3.9%

(1)
Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel), one of our directors, and Victor Shamrich (Tel Aviv, Israel). Messrs. Nouberger and Shamrich serve as the controlling shareholders of Value Base. Mr. Nouberger has served as the CEO of Value Base since its inception in 2013, and he also holds the position of chairman of the board or board member of Value Base’s various subsidiaries. Each of Messrs. Nouberger and Shamrich disclaims beneficial ownership of the securities beneficially owned by Value Base except to the extent of his respective pecuniary interest therein

(3)	Based on the Schedule 13D/A filed by Value Base with the SEC on February 12, 2024.

(4)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Danbar (94 Yigal Alon Street, Tel Aviv, Israel), Matan Wulkan (94 Yigal Alon Street, Tel Aviv, Israel) and Nir Rotenberg (94 Yigal Alon Street, Tel Aviv, Israel), one of our directors. Mr. Rotenberg is the Chairman of the Board of Danbar and has served there as a director and partner since 2000. Mr. Rotenberg disclaims beneficial ownership of the securities beneficially owned by Danbar except to the extent of his pecuniary interest therein

(5)	Based on the Schedule 13D/A filed by Danbar with the SEC on February 14, 2024.

(6)	Based on the Form 13F-HR filed by Sphera Funds Management with the SEC on February 14, 2024.

There have been no significant changes in the percentage ownership held by any major shareholder during the past three years other than those resulting from our capital raises described in Section 5.B. “Liquidity and Capital Resources – Financial Arrangement.”

Except for Mrs. Mengke Cai and Kun Shen, as disclosed in footnote (1) to the table above, none of our shareholders have different voting rights from other shareholders.

As of April 15, 2024, ADRs evidencing 4,179,748 ADSs were outstanding. The 4,179,748 ordinary shares represented by those ADRs (approximately 25.5% of SHL’s outstanding ordinary shares) were registered in the name of UBS Switzerland AG, the custodian for the Depositary. We believe that most or all of these ADRs were held of record by persons outside the United States. As of April 15, 2024, based on the list of the registered holders of our ordinary shares, there were no registered holders of our ordinary shares showing as residing in the United States. Since certain of SHL’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record may not be representative of the number of beneficial holders resident in the United States.

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

B.           RELATED PARTY TRANSACTIONS

In June 2022, our shareholders, following the approval of the Compensation Committee and the Board, approved Mr. Erez Nachtomy’s amended terms of office as Acting Chief Executive Officer. Pursuant to the amended employment terms, Mr. Nachtomy is entitled, inter alia, to a service fee in the sum of NIS 93,600 commencing on June 29, 2022, and upon meeting the terms set forth in Section 9 to the company’s Compensation Policy (Special Cash Bonus) shall be entitled to a bonus equivalent to three monthly fees, provided, however, that said bonus shall be received only once in one given year and further provided that the accumulated amount of the annual cash bonus for the CEO and the special cash bonus will not exceed twelve (12) times the CEO monthly fee in one given year.

In June 2020, our shareholders, following the approval of the Compensation Committee and the Board, approved Mr. Erez Nachtomy’s terms of office as Acting Chief Executive Officer. Pursuant to such terms, Mr. Nachtomy was granted options to purchase 50,000 ordinary shares, in accordance with our Share Option Plan and Compensation Policy, which vested over a period of three years (25% vested after a year of employment, and the remainder vested in equal quarterly installments thereafter). Either Mr. Nachtomy or the Company may terminate the engagement subject to a prior notice of three months. In December 2020, our shareholders, following the approval of the Compensation Committee and the Board, approved the grant of options to Mr. Erez Nachtomy to purchase 120,000 ordinary shares, in accordance with our Share Option Plan and Compensation Policy, which vested over a period of three years (25% vested after one year, and the remainder vested in equal quarterly installments thereafter).

On March 1, 2021, a special general meeting of our shareholders approved the grant of 250,000 options to Mr. Yariv Alroy, and an amendment to the company’s Compensation Policy with respect to the terms of office of the Active Co-Chairman of the Board – who shall be entitled to a monthly compensation of NIS 65,000 plus VAT (employer’s cost) instead of the directors’ annual and participation compensation, effective as of January 1, 2021, as approved by the Compensation Committee and the Board. Pursuant to the amendment, the Chairman of the Board shall receive this compensation in recognition of his increased duties in lieu of the remuneration to which directors are entitled as long as he is an active chairman and provided that such compensation shall not exceed the sum of NIS 780,000 per annum (employer’s cost). Said compensation shall be paid to the chairman either as an employee of the company or against an invoice, at the chairman’s sole discretion. For additional details about the approved terms of the compensation, please see Item 6.B., “Compensation – Compensation Policy for Executive Officers and Directors – SHL Compensation Policy.”

On December 9, 2021, our shareholders, following the approval of the Compensation Committee and the Board, approved (i) the grant of indemnification letters to the company’s current and future directors and officers, including the CEO and officers and directors who may be deemed controlling shareholders; (ii) the grant of options to purchase 18,000 ordinary shares of the company at an exercise price of CHF 17.02 per share and with vesting over a three-year period, to each of Mr. Yehoshua (Shuky) Abramovich, Ms. Dvorah Kimhi, Prof. Amir Lerman, Mr. Erez Alroy and Mr. David Salton, who then served as members of the Board; and (iii) an amendment to the company’s directors’ compensation, as further described above under Item 6(B).

On August 11, 2022, our shareholders, following the approval of the Compensation Committee and the Board, approved (i) a consulting agreement with Mr. Ehud Barak, the Company’s then-Active Co-Chairman of the Board of Directors, pursuant to which Mr. Barak could be actively involved in a strategic agreement on behalf of the company outside of Israel, and would be entitled to a monthly management fee of $13,800. In the event of Mr. Barak’s involvement, he would be entitled, subject to the closing of said transaction, to a transaction bonus in an amount equal to twice the monthly management fee (i.e., $27,600), which special bonus would not exceed in any calendar year a sum equal to eight times the monthly management fee; (ii) exculpation agreements with the company’s current and future directors and officers, including the CEO and other officers and directors who may be deemed controlling shareholders; and (iii) amendments to the CEO terms of office, as described above.

As noted above, the office space leased by our Mediton business in Israel is owned by an affiliate of a shareholder in Mediton. The monthly rent amount under the lease is approximately $43,000. The term of the lease runs until 2035.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18, “Financial Statements” for a list of the financial statements filed as part of this Annual Report.

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

Dividend Policy

We declared a dividend of $1.00 per ordinary share on March 18, 2019, which was paid on April 16, 2019. The aggregate amount paid was approximately $10.5 million. We did not pay a dividend in 2020, 2021, 2022 or 2023.

We do not have a dividend policy. All decisions related to dividend distribution (including specific dividend total aggregate amount and dividend amount per share) are made by the Board in accordance with applicable law and are based on a number of findings, including, among others, our fiscal condition, results of operations, capital instrument needs and plans and prospects. Please see Item 10.B., “Additional Information—Memorandum and Articles of Association—Liquidation and Dividend Rights.”

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

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

The information set forth under Item 10.B “Additional Information – Memorandum and Articles of Association” contained in Amendment No. 2 to our Registration Statement on Form 20‑F (File No. 001‑41641), as amended, filed with the SEC on March 8, 2023, is incorporated herein by this reference.

C.	MATERIAL CONTRACTS

Not applicable.

D.	EXCHANGE CONTROLS

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

Taxation of our shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital asset by Israeli residents, as defined for Israeli tax purposes. Israeli law also generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Israeli Income Tax Ordinance (New Version), 5721‑1961 (the “Ordinance”) distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, under certain conditions, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or other disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain conditions; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12‑month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition by the U.S. Resident would be subject to Israeli tax, unless exempt under Israeli domestic law as described above. However, under the United States-Israel Tax Treaty, such U.S. Resident should be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the United States-Israel Tax Treaty or in the United States federal income tax laws applicable to foreign credits.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, or 30% if the recipient of the dividends is a “substantial shareholder” at the time of distribution or at any time during the preceding 12‑month period, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder).

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders. An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2024). An Israeli resident individual will generally be subject to capital gains tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expense and linkage differences in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12‑month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with such person’s related party or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023) plus an additional surtax of 3% as described below. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli Shareholders on Receipt of Dividends. An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends that may be paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12‑month period, the applicable tax rate is 30%. Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation, such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is subject to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance is exempt from tax on dividends.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income (including, but not limited to, dividends, interest and capital gain) in excess of NIS 721,560 (for the 2024 tax year, which amount is linked to the annual change in the Israeli consumer price index).

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as of May 5, 2023, and all of which are subject to change (possibly with retroactive effect) or different interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax). U.S. Holders should consult their own tax advisers regarding such matters.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is either a U.S. citizen or a resident of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•
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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances. In addition, this summary does not address the considerations that may be applicable to U.S. Holders that may be subject to special tax rules including, without limitation, the following:

•	U.S. expatriates;

•	banks, thrifts and other financial institutions;

•	regulated investment companies and real estate investment trusts;

•	pension funds and retirement plans;

•	insurance companies;

•	broker-dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations;

•	grantor trusts;

•
partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, and holders that will hold our ADSs or ordinary shares in partnerships or other pass-through entities;

•	holders whose functional currency is not the dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	persons liable for alternative minimum tax;

•	holders who hold our ADSs or ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment;

•	holders selling our ADSs or ordinary shares short;

•	holders deemed to have sold our ADSs or ordinary shares in a “constructive sale;”

•	holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•
holders that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States or hold our shares in connection with a trade or business conducted outside the United States; and

•	holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding stock.

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

We do not believe we were a PFIC for our 2023 taxable year. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or in future taxable years. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares and ADSs, which may fluctuate considerably, we may be a PFIC in the current or future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis, and our status in future years will depend on our income, assets, market capitalization and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

Our website is http://www.shl-telemedicine.com. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20‑F within 120 days of the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We will make available, free of charge, on our website (under the heading “Investor Relations”) our Annual Reports on Form 20‑F, Reports on Form 6‑K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

We will submit our Annual Report to our security holders when required in response to the requirements of Form 6‑K, in electronic format in accordance with the EDGAR Filer Manual.

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

	Change in
	U.S.
	Dollars	Effect on
	rate	profit tax
2023	+5%	(721)
	-5%	721

2022	+5%	(320)
	-5%	320

2021	+5%	(347)
	-5%	347

		Effect on
	Change in	profit
	EUR rate	before tax
2023	+5%	(66)
	-5%	66

2022	+5%	(38)
	-5%	38

2021	+5%	(252)
	-5%	252

As of December 31, 2023, we had bank deposits of $14 million and $1.5 million in U.S. Dollars and EUR, respectively. As of December 31, 2022, we had bank deposits of $6.2 million and $0.8 million in U.S. Dollars and EUR, respectively. As of December 31, 2021, we had bank deposits of $6.9 million and $2.4 million in U.S. Dollars and EUR, respectively. The amounts presented in the above table represent the effect on profit before tax of a potential increase/decrease of 5% in the exchange rates between NIS and U.S. Dollars and EUR.

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

c.	Market risk:

We have investments in marketable financial instruments that are classified as financial assets at fair value through profit or loss in respect of which we are exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2023, 2022 and 2021, the balance of these investments is USD 8,978, USD 8,517 and USD 17,217, respectively).

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of our profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/	Effect on
	decrease in	profit
	price	before tax
2023	+5%	449
	-5%	(449)

2022	+5%	426
	-5%	(426)

2021	+5%	861
	-5%	(861)

d.	Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

We believe that the carrying amount of long-term deposits approximate their fair value.

e.	Interest rate risk:

Our exposure to the risk of changes in market interest rates relates primarily to our floating rate debt obligation. Specifically, during August 2021, we signed an agreement with a bank in Israel to obtain a long-term loan in the amount of approximately $18.3 million for a period of seven years and nine months. The loan is denominated in NIS and bears an annual interest rate of prime + 1.05% (2.65% as of the signing date). The loan is being repaid in 28 quarterly installments following an initial moratorium period of nine months.

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

In addition to our floating rate debt obligation, we also had cash and cash equivalents and short-term investments of approximately $26.0 million and $18.7 million as of December 31, 2023, and December 31, 2022, respectively. Our cash and cash equivalents and short-term investments are held primarily for short term operating capital purposes. Further, our cash and cash equivalents are held primarily in bank deposits and marketable securities. Due to the short-term nature of these instruments, we do not believe that the effect of a reasonably possible increase of 5% of the interest rate would have a material impact on our profit before tax.

f.	Liquidity risk:

We monitor our risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          DEBT SECURITIES

Not applicable.

B.          WARRANTS AND RIGHTS

Not applicable.

C.          OTHER SECURITIES

Not applicable.

D.          AMERICAN DEPOSITARY SHARES

Below we provide the information required by Item 12.D.3 and Item 12.D.4 Form 20‑F. The remainder of the information required by this Item is incorporated by reference as Exhibit 2.3 to this Annual Report on Form 20‑F and is incorporated hereunder by reference. The form of the deposit agreement and the Form of the ADR are incorporated by reference as Exhibits 2.1 and 2.2 to this Annual Report on Form 20‑F and are incorporated herein by reference

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

(a) Disclosure Controls and Procedures.

As required by Rules 13a‑15 and 15d‑15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting because the Company is in a transition period permitted by the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of our Registered Public Accounting firm because we are an emerging growth company under the JOBS Act and accordingly are exempt from the requirement to provide such report.

(d) Changes in internal control over financial reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. Yehoshua (Shuky) Abramovich is an “audit committee financial expert” serving on our audit committee, as such term is defined in Item 16A(b) of Form 20‑F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the Nasdaq listing standards.

ITEM 16.B.	CODE OF ETHICS

On March 6, 2023, we adopted a Code of Ethics for all directors, officers and employees that complies with the Nasdaq rules and the definition of a “code of ethics” set forth in Section 406(c) of the Sarbanes-Oxley Act of 2002, as amended. Our Code of Ethics is incorporated by reference as Exhibit 11.1 to this Annual Report. A copy of our Code of Ethics is posted on the “Corporate Governance” page of our website at https://www.shl-telemedicine.com/corporate-governance/. We expect that any amendment to our Code of Ethics, or any waivers of its requirements, will be disclosed on our website. We will also provide to any person a copy of our Code of Ethics without charge, upon request. Such request can be submitted to SHL Telemedicine, 90 Yigal Alon Street, Tel Aviv 67891, Israel, Attention: Amir Hai, Chief Financial Officer.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst and Young Or Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global has served as our independent registered public accountant for each of last two fiscal years for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young and the various member firms of Ernst and Young to us, including some of our subsidiaries, in fiscal years 2023 and 2022.

	2023	2022
Particulars	(US$)	(US$)
Audit fees (audit and review of financial statements and offerings)	460	419
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	460	419

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

We are a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Exchange Act) and our equity shares are listed on the Nasdaq Capital Market. Under Nasdaq rules, Nasdaq listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the Nasdaq, with limited exceptions. As required by the Nasdaq rules, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies.

Under the Nasdaq rules, the board of directors of U.S. domestic listed companies are required to have a majority of independent directors. We are not subject to this requirement under the Israeli law and have decided to follow home country practice on this matter. Because three of the six directors on our Board are independent under Nasdaq’s independence standard, we do not currently comply with Nasdaq’s requirement that an issuer maintain a majority of independent directors.

The Nasdaq rule also requires U.S. domestic listed companies to have a nominations committee comprised solely of independent directors along with a nominations committee charter. We do not have a nomination committee or a nominations committee charter and have decided to follow home country practice on this matter.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

As a global leader in telemedicine technologies and services, cyber security is a top priority in all our business activities. Our solutions are designed to protect patient data from unauthorized access, use, or disclosure. We have appointed an external dedicated Chief Information Security Officer reporting to our Chief Information Officer. We also developed and implemented policies, procedures and infrastructures that support our data security for sensitive information, disaster recovery and business continuity for different systems and system durability. Our information security policy is based on the standards and regulations in the healthcare industry (ISO 27001, ISO 27799, and HIPAA compliance).

We follow and implement the Israel Cyber Defense Doctrine 2.0 (ICDM 2.0), a methodology for managing cyber risks in organizations. In accordance with these guidelines, we have adopted several ISO standards, including the above-mentioned ISO 27001 and ISO 27799, to provide a foundation for our cybersecurity governance and risk management strategy. We also have a comprehensive privacy policy that addresses the protection of personal data that includes general guidelines for data protection, a policy for customers regarding personal data collection, retention and sharing information with third parties, and an approval form for usage of medical devices using or transmitting customer data.

In 2023, we conducted a comprehensive risk assessment to identify the cybersecurity risks that are most relevant to our organization. All risks are managed in the cybersecurity workplan for 2024. In general, we use a variety of tools and techniques to identify, assess, and analyze our cybersecurity risks on a constant basis. These tools and techniques include technical assessments, formal risk assessments, and threat modeling. We have also a comprehensive cybersecurity strategy and action plan in place that fully addresses the risks identified in our risk assessment. This plan is regularly reviewed and updated to ensure tit remains effective.

Finally, we have implemented a continuous monitoring and review program to ensure that our cybersecurity program is effective and up to date, managed by our Chief Information Security Officer and his team. This program includes regular penetration tests, vulnerability assessments and incident response drills, weekly reporting to the CIO and annual reporting to the CEO. No cyber incidents and/or data breaches occurred in 2023 and 2022.

Although not required under the Israeli Companies Law, on February 10, 2020, our Board established a cyber committee (the “Cyber Committee”). The task of the Cyber Committee is to recommend to the Board actions and measures to be taken in connection with the Company’s information technology, including, among other things, developing, maintaining and promoting the security of the Company’s systems, networks and data, as well as supervising and monitoring the implementations of all such actions and measures.  The Cyber Committee meets from time to time when necessary.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have furnished the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F‑1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Document

1.1*	Articles of Association of the Registrant.

2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.2*	Form of Registrant’s American Depositary Receipt (included as Exhibit A to Exhibit 2.1).

2.3†	Description of the Registrant’s securities registered under Section 12 of the Exchange Act.

4.1*	2021 Executive and Key Employee Israeli Share Incentive Plan.

4.2*	Share Purchase Agreement, dated August 25, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.3*	Amendment No. 1 to Share Purchase Agreement, dated December 20, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.4*	Consulting (Services) Agreement, dated August 2, 2020, by and between the Registrant and Mr. Erez Nachtomy.

4.5*	First Amendment to the Consulting (Services) Agreement, dated June 29, 2022, by and between the Registrant and Mr. Erez Nachtomy.

4.7*	Consulting Agreement dated July 1, 2020, by and between the Registrant and Irit Alroy.

8.1*	Subsidiaries of the Registrant.

11.1†	Code of Ethics of the Registrant.

12.1#	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2#	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1#	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2#	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1#	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS#	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH#	Inline XBRL Taxonomy Extension Schema Document

101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104#	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the Company’s Registration Statement on Form 20‑F (File No. 0001‑41641).

**
English translation from the original Hebrew language. Certain identified information has been excluded from this exhibit because the Company does not believe it is material and is the type that the Company customarily treats as private and confidential. Redacted information is indicated by [***].

†	Incorporated by reference to the Company’s Registration Statement on Form 20‑F filed with the SEC on May 11, 2023.

#	Furnished with this Annual Report on Form 20‑F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20‑F on its behalf.

SHL TELEMEDICINE LTD.

	By:	/s/ Erez Nachtomy
Name: Erez Nachtomy
Title: Chief Executive Officer

Date: April 18, 2024

SHL TELEMEDICINE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SHL TELEMEDICINE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SHL Telemedicine Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 1997
Tel-Aviv, Israel
April 17, 2024

SHL TELEMEDICINE LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	6,693	4,483
Short-term investments	6	19,557	14,217
Trade receivables	7	8,557	7,797
Inventory	2e	3,459	3,879
Other accounts receivable	9	1,792	1,912

		40,058	32,288
NON-CURRENT ASSETS:
Inventory	2e	1,913	1,731
Prepaid expenses	8	3,220	3,364
Call option to non-controlling interests, net	17	147	245
Long-term deposits		328	423
Right-of-use assets	12	7,214	11,038
Deferred taxes	19d	2,055	2,872

		14,877	19,673

PROPERTY AND EQUIPMENT, NET	10	4,892	4,652

GOODWILL	11	32,965	33,745

INTANGIBLE ASSETS, NET	11	20,257	20,425

Total assets		113,049	110,783

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2023	2022
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	13	2,160	2,169
Current maturities of lease liabilities	12	2,435	2,263
Deferred revenues	15	304	260
Income taxes payable	19	119	138
Trade payables		3,884	3,757
Other payables	16	8,536	9,238

		17,438	17,825
NON-CURRENT LIABILITIES:
Liability for share options	17	-	7,164
Loans from banks	14	10,460	13,008
Deferred taxes	19d	2,313	2,700
Lease liabilities	12	4,804	9,302
Employee benefit liabilities	18	1,573	1,495

		19,150	33,669

Total liabilities		36,588	51,494

EQUITY:	22
Attributable to equity holders of the Company:
Issued capital		48	43
Additional paid-in capital		156,334	130,009
Treasury shares		(2)	(2)
Foreign currency translation reserve		(5,294)	(3,291)
Capital reserve for options		1,514	1,002
Capital reserve for remeasurement gains on defined benefit plans		1,058	1,000
Accumulated deficit		(80,130)	(73,074)

		73,528	55,687

Non-controlling interests		2,933	3,602

Total equity		76,461	59,289

Total liabilities and equity		113,049	110,783

The accompanying notes are an integral part of the consolidated financial statements.

April 17, 2024	/s/ Yariv Alroy	/s/ Erez Nachtomy
Date of approval of the	Yariv Alroy	Erez Nachtomy
financial statements	Chairman of the Board	CEO

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2023	2022	2021

Revenues	23a	57,075	58,998	49,582
Cost of revenues	23b	31,814	31,809	24,989

Gross profit		25,261	27,189	24,593

Research and development costs	23c	5,260	3,788	2,985
Selling and marketing expenses	23d	10,581	11,403	9,454
General and administrative expenses	23e	16,228	16,748	12,103
Other expenses	23g	2,198	416	548

Operating loss		(9,006)	(5,166)	(497)
Financial income	23f(1)	4,833	8,833	381
Financial expenses	23f(2)	(1,791)	(2,355)	(13,353)

Profit (loss) before taxes on income		(5,964)	1,312	(13,469)
Tax expenses	19b	891	1,097	455

Net profit (loss)		(6,855)	215	(13,924)

Other comprehensive income:

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Re-measurement gain on defined benefit plans	18	52	581	280
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(2,119)	(6,699)	859

Total other comprehensive income		(2,067)	(6,118)	1,139

Total comprehensive loss		(8,922)	(5,903)	(12,785)

Net profit (loss) attributable to:
Equity holders of the Company		(7,056)	(76)	(14,110)
Non-controlling interests		201	291	186

		(6,855)	215	(13,924)

Comprehensive income (loss) attributable to:
Equity holders of the Company		(9,001)	(5,775)	(12,971)
Non-controlling interests		79	(128)	186

		(8,922)	(5,903)	(12,785)
Earnings per share:
Basic loss	24	(0.43)	(0.01)	(1.00)
Diluted loss	24	(0.54)	(0.49)	(1.00)

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Issued capital		Additional paid-in capital		Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	42		125,484		(86)	2,966	1,002	442	(72,998)	56,852	3,911	60,763

Exercise of share options	1		2,975		-	-	-	-	-	2,976	-	2,976
Exercise of Employee options	*	)	(84)		84	-	-	-	-	-	-	-
Share-based payments	-		1,347		-	-		-	-	1,347	410	1,757
Equity component of transaction with non-controlling interest	-		287		-	-	-	-	-	287	(287)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	(130)	(130)
PPA Adjustments										-	(174)	(174)
Net profit (loss)	-		-		-	-	-	-	(76)	(76)	291	215
Total other comprehensive income (loss)	-		-		-	(6,257)	-	558	-	(5,699)	(419)	(6,118)

Balance as of December 31, 2022	43		130,009		(2)	(3,291)	1,002	1,000	(73,074)	55,687	3,602	59,289

Exercise of share options	5		25,114		-	-	512	-	-	25,631	-	25,631
Exercise of Employee options	*	)	*	)	-	-	-	-	-	-	-	-
Share-based payments	-		1,116		-	-	-	-	-	1,116	136	1,252
Equity component of transaction with non-controlling interest	-		95		-	-	-	-	-	95	(95)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	(789)	(789)
Net profit (loss)	-		-		-	-	-	-	(7,056)	(7,056)	201	(6,855)
Total other comprehensive income (loss)	-		-		-	(2,003)	-	58	-	(1,945)	(122)	(2,067)

Balance as of December 31, 2023	48		156,334		(2)	(5,294)	1,514	1,058	(80,130)	73,528	2,933	76,461

*)          Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net profit (loss)	(6,855)	215	(13,924)

Adjustments required to reconcile net profit (loss) to net cash provided by (used) in operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	7,692	7,134	5,382
Capital loss from disposals of property and equipment	278	51	63
Impairment of property, and equipment	-	-	118
Capital gain from amendment of lease liabilities	(399)	-	-
Change in employee benefit liabilities, net	180	90	21
Financial Expenses (income), net	(2,446)	(7,443)	12,857
Valuation loss (gain) from short-term investments	(848)	769	114
Cost of share-based payments	1,252	1,757	1,291
Tax expenses	891	1,097	455

	6,600	3,455	20,301
Changes in operating assets and liabilities:

Decrease (increase) in trade receivables, net	(975)	(641)	611
Increase in inventory	(156)	(2,544)	(3,097)
Decrease (increase) in prepaid expenses	44	(21)	202
Decrease (increase) in other accounts receivable	62	(471)	289
Increase in trade payables	235	1,264	494
Increase (decrease) in deferred revenues	51	(246)	(970)
Increase (decrease) in other accounts payable	965	845	(2,459)

	226	(1,814)	(4,930)
Cash paid and received:

Interest received	621	429	318
Interest paid	(1,296)	(1,010)	(440)
Income tax received	8	87	7
Income taxes paid	(800)	(1,435)	(1,147)

	(1,467)	(1,929)	(1,262)

Net cash provided by (used) in operating activities	(1,496)	(73)	185

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Purchase of property and equipment	(1,289)	(1,661)	(625)
Acquisition of subsidiaries (a)	-	-	(27,323)
Investment in intangible assets	(4,203)	(5,243)	(2,633)
Investment in short-term deposits	(9,840)	(5,705)	(4,860)
Proceeds from short-term deposits	5,855	-	4,733
Purchase of short-term investments	(2,291)	(5,588)	(13,622)
Proceeds from sale of short-term investments	2,422	11,764	3,356

Net cash used in investing activities	(9,346)	(6,433)	(40,974)

Cash flows from financing activities:

Proceeds from issue of share options liability	-	-	6,859
Dividend paid to non-controlling interests	(789)	(130)	-
Payment of lease liabilities	(2,648)	(2,447)	(1,933)
Proceeds from issue of share capital, net	-	-	30,140
Exercise of share options	20,298	1,961	463
Payment of long-term loans	(2,070)	(1,665)	18,265
Payment of liability to underwriters	(1,124)	-	(2,716)

Net cash provided by (used in) financing activities	13,667	(2,281)	51,078

Effect of exchange rate changes on cash and cash equivalents	(615)	(1,575)	414

Increase (decrease) in cash and cash equivalents	2,210	(10,362)	10,703
Cash and cash equivalents at the beginning of the year	4,483	14,845	4,142

Cash and cash equivalents at the end of the year	6,693	4,483	14,845

Non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	(1,265)	1,658	131

Liability derecognized and recorded in equity upon exercise of share options	5,333	1,015	319

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2023	2022	2021
(a)	Acquisition of subsidiaries

	The subsidiaries' assets and liabilities at date of acquisition (excluding cash and cash equivalents):

	Trade receivables	-	-	3,424
	Other receivables	-	-	685
	Property and equipment	-	-	807
	Deferred taxes	-	-	(3,356)
	Right-of-use-assets	-	-	3,509
	Intangible assets	-	-	34,157
	Trade payables	-	-	(668)
	Other payables	-	-	(2,492)
	Put option, net	-	-	(185)
	Loans from banks	-	-	(390)
	Employee benefit liabilities	-	-	(985)
	Lease liabilities	-	-	(3,510)
	Non-controlling interests	-	-	(3,673)

		-	-	27,323

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
SHL Telemedicine Ltd. ("SHL" and/or "the Company") was incorporated in Israel. The registered office is located at Ashdar Building, Yigal Alon St. in Tel Aviv. Its shares are publicly traded on the SIX Swiss Exchange under the symbol SHLTN. In April 2023 the Company started trading its American Depositary Shares (“ADRs”) on The NASDAQ Capital Market (the “Nasdaq”), under the ticker symbol “SHLT”.

SHL and its subsidiaries ("the Group") develop and market advanced personal telemedicine solutions. Personal telemedicine is the transmission of medical data by an individual, from a remote location to a medical call center via telecommunication networks. SHL's personal telemedicine systems are designed to improve quality of care and life for people suffering from various health conditions ranging from the high-risk and chronically ill to ordinary users of healthcare products and services who wish to take a more active role in managing their own health. In addition, the Group provides B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers.

b.	The effects of the Swords of Iron War:

In October 2023, the Swords of Iron war broke out in Israel ("the war"). The ongoing war has led to a slowdown in business activity throughout the Israeli economy, as a result, among others, of the shutdown of enterprises in the south and north of Israel, the damage to local infrastructures, the nationwide military reserve draft for an indefinite period and the disruption of economic activity in the entire country. The prolongation of the war is likely to have extensive nationwide effects on numerous business and geographic segments.

The potential fluctuations in commodity prices, foreign currency exchange rates, availability of materials and manpower, local services and access to local resources are all liable to affect entities whose main operations are conducted in or with Israel.

Mediton's operations which provide services that are based on a fee-for-service model were affected by the war in Gaza during the last quarter of 2023. In the beginning of 2024 Mediton's activity is back on track.

NOTE 2:-	ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Group's financial statements have been prepared on a cost basis, except for marketable securities, liability to underwriters and derivatives (put option, and liability for share options) which are measured at fair value through profit or loss and employee benefit assets and liabilities.

The Group has elected to present the statement of comprehensive income using the function of expense method.

2.	Consistent accounting policies:

The accounting policies adopted in the financial statements have been applied consistently for all periods presented, unless otherwise stated.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

b.	Consolidated financial statements:

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

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The functional currency of the Company and it's subsidiaries in Israel is the NIS.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

When a Group entity's functional currency differs from the presentation currency, that entity's financial statements are translated so that they can be included in the consolidated financial statements as follows:

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

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

2.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets or carried to equity in hedge transactions, are recognized in profit or loss.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

d.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

e.	Inventory:

Inventory of telemedicine devices for sale is presented at the lower of cost or net realizable value. Cost is determined using the "first-in, first-out" method.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

f.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

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

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

b)	Financial liabilities measured at fair value through profit or loss:

Financial liabilities measured at fair value through profit or loss include liabilities held for trading, including derivatives, and financial liabilities that meet certain criteria which are designated upon initial recognition to fair value through profit or loss.

At initial recognition, the Company measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

4.	Issue of a unit of securities:

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

g.	Leases:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments (excluding variable lease payments) discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group 's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the periods of depreciation of the right-of-use assets by class of underlying asset:

	Years	Mainly

Motor vehicles	1.5 - 3.5	3
Buildings	4 - 11	10

The Group tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

2.	Variable lease payments that depend on an index:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

3.	Lease extension and termination options:

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

h.	Business combinations and goodwill:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of evaluation of impairment of goodwill, goodwill purchased in a business combination is evaluated and attributed to the cash-generating units to which it had been allocated.

i.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated at constant annual rates on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Medical equipment	10 - 15	(mainly 15%)
Motor vehicles and ambulances	15 - 20	(mainly 20%)
Office furniture and equipment	6 - 7	(mainly 6%)
Computers and peripheral equipment	15 - 33	(mainly 20%)
Leasehold improvements	see below
Telemedicine devices on loan to customers	10

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including any extension option held by the Group and intended to be exercised) and the expected life of the improvement.

j.	Intangible assets:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired.

The useful life of intangible assets is as follows:

Years

Developments costs	5 - 10
Computer software	5
Contracts	6.75
Customer relations	10
Information technology	6

Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from development or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

k.	Impairment of non-financial assets:

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill related to subsidiaries:

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the Group's cash-generating units that is expected to benefit from the synergies of the combination.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

l.	Taxes on income:

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

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item, "taxes on income". Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Group's policy not to initiate distribution of dividends that triggers an additional tax liability.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

m.	Share-based payment transactions:

The Company's employees are entitled to remuneration in the form of equity-settled share-based payment transactions (see details in Note 22).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard option pricing model, additional details are given in Note 22d

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

Contributions to a defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and cannot be returned directly to the Group.

The liability for employee benefits presented in the balance sheet reflects the present value of the defined benefit obligation less the fair value of the plan assets (see details in Note 18).

Remeasurements of the net liability are recognized as other comprehensive income (loss) in the period in which they occur.

o.	Revenue recognition:

Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

Revenue from rendering of services:

Revenue from rendering of services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company's performance. Revenue is recognized in the reporting periods in which the services are rendered. Revenues from the installation fees are recognized as the installation is performed.

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

p.	Interest income:

Interest income on financial assets is recognized as it accrues using the effective interest method.

q.	Earnings per share:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

r.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

s.	Exchange rates and linkage basis:

Data regarding Israeli CPI and exchange rates of the U.S. dollar, the Euro and the Swiss Franc in relation to the NIS is as follows:

	Israeli	Exchange rate of
For the year ended	CPI	€	U.S. $	CHF
	Points *)	NIS

December 31, 2023	248.6	4.01	3.63	4.31
December 31, 2022	241.4	3.75	3.52	3.82
December 31, 2021	229.4	3.52	3.11	3.40

Change during the year	%

2023	3	6. 9	3.1	12.8
2022	5.2	6.5	13.2	12.4
2021	2.8	(10.7)	(3.1)	(6.8)

*)	The index on an average basis of 1993 = 100.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

t.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" ("the Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is applied prospectively for annual reporting periods beginning on January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The application of the Amendment did not have a material impact on the Company's consolidated financial statements.

2.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on January 1, 2023. In relation to leases and decommissioning obligations, the Amendment is applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment is recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The application of the Amendment did not have a material impact on the Company's consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

3.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on January 1, 2023.

The application of the above Amendment had an effect on the disclosures of the Company's accounting policies, but did not affect the measurement, recognition or presentation of any items in the Company's consolidated financial statements.

4.	Amendment to IAS 12, "Income Taxes":

In May 2023, the IASB issued "International Tax Reform—Pillar Two Model Rules – Amendment to IAS 12" ("the Amendment") to clarify the application of IAS 12, "Income Taxes", to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes).

The Amendment introduces:

(a)
A mandatory temporary exception from the application of IAS 12 regarding recognition and disclosure of deferred tax assets and liabilities arising from the implementation of the Pillar Two model rules; and

(b)	Disclosure requirements for international entities affected by the international tax reform.

The mandatory temporary exception in (a) above – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on January 1, 2023.

The application of the Amendment did not have any impact on the Company's consolidated financial statements since the International Tax Reform does not apply to the Group whose annual revenues are less than € 750 million.

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

-	Capitalization of development costs

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

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. Further details are given in Note 11.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carry forward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Notes 2m and 19c.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

•	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendments are not expected to have a material impact on the Company's consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2023	2022

Cash in banks (mainly in USD, 2022 – in NIS)	6,271	4,377
Short-term deposits (in NIS)	422	106

	6,693	4,483

NOTE 6:-	SHORT-TERM INVESTMENTS

	December 31,
	2023	2022
Marketable securities:

Financial assets at fair value through profit or loss (mainly in USD)
Corporate bonds	4,181	4,033
Government bonds and loans	784	392
Shares	638	784
Exchange Traded Funds	3,375	3,308

	8,978	8,517

Short-term deposits	10,579	5,700

	19,557	14,217

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	TRADE RECEIVABLES
	December 31,
	2023	2022

Accounts receivable (1)	8,419	7,596
Other	138	201
Allowance for doubtful accounts	-	-

	8,557	7,797

(1)	The terms of billed accounts receivable are generally 30-60 days. As of December 31, 2023 and 2022, there were no material billed receivables that were past due.

NOTE 8:-	PREPAID EXPENSES

Amortization of prepaid expenses (costs of obtaining contracts – see Note 2o) amounted to $731 in the year ended December 31, 2023 (2022- $788).

NOTE 9:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2023	2022

Interest receivable	53	190
Government authorities	298	616
Advances to supplies	328	54
Prepaid expenses	552	469
Others	561	583

	1,792	1,912

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 10:-	PROPERTY AND EQUIPMENT

	Computers and peripheral equipment	Medical equipment	Office furniture and equipment	Motor vehicles and ambulances	Leasehold improvements	Devices on loan	Total
Cost:

Balance as of January 1, 2022	18,334	6,150	2,350	2,498	3,777	46,570	79,679
Additions during the year	479	31	153	4	598	395	1,660
Disposals during the year	(4)	-	(64)	(2)	-	(1,106)	(1,176)
Transfer from inventory, net	-	-	-	-	-	564	564
Currency translation differences	(1,953)	(715)	(241)	(290)	(445)	(5,232)	(8,876)

Balance as of December 31, 2022	16,856	5,466	2,198	2,210	3,930	41,191	71,851
Additions during the year	699	7	66	181	127	209	1,289
Disposals during the year	(3,275)	-	(366)	(46)	-	(4,497)	(8,184)
Transfer from inventory, net	-	-	-	-	-	226	226
Currency translation differences	(348)	(165)	(33)	(60)	(106)	(1,126)	(1,838)

Balance as of December 31, 2023	13,932	5,308	1,865	2,285	3,951	36,003	63,344

Accumulated depreciation:

Balance as of January 1, 2022	17,292	6,018	1,756	2,139	3,152	45,297	75,654
Additions during the year	385	42	100	36	158	388	1,109
Disposals during the year	(4)	-	(64)	(2)	-	(1,054)	(1,124)
Transfer from inventory, net	-	-	-	-	-	7	7
Currency translation differences	(1,852)	(701)	(181)	(250)	(364)	(5,099)	(8,447)

Balance as of December 31, 2022	15,821	5,359	1,611	1,923	2,946	39,539	67,199
Additions during the year	329	26	104	60	139	300	958
Disposals during the year	(3,113)	-	(325)	(46)	-	(4,422)	(7,906)
Currency translation differences	(344)	(160)	(27)	(59)	(84)	(1,125)	(1,799)

Balance as of December 31, 2023	12,693	5,225	1,363	1,878	3,001	34,292	58,452

Depreciated cost as of December 31, 2023	1,239	83	502	407	950	1,711	4,892

Depreciated cost as of December 31, 2022	1,035	107	587	287	984	1,652	4,652

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2023, net of accumulated amortization	8,274	-	11,737	414	20,425	33,745
Additions during the year	4,203	-	-	-	4,203	-
Amortization during the year	(2,770)	-	(1,309)	(104)	(4,183)	-
Currency translation differences	171	-	(372)	13	(188)	(780)

As of December 31, 2023, net of accumulated amortization	9,878	-	10,056	323	20,257	32,965

As of December 31, 2023:

Cost	44,131	7,766	16,215	644	68,756	32,965
Accumulated amortization	(34,253)	(7,766)	(6,159)	(321)	(48,499)	-

Net carrying amount	9,878	-	10,056	323	20,257	32,965

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2022, net of accumulated amortization	5,309	-	14,929	549	20,787	37,508
Additions during the year	5,243	-	-	-	5,243	-
Amortization during the year	(1,829)	-	(1,526)	(102)	(3,457)	-
PPA adjustment (see Note 5)	-	-	-	-	-	407
Currency translation differences	(449)	-	(1,666)	(33)	(2,148)	(4,170)

As of December 31, 2022, net of accumulated amortization	8,274	-	11,737	414	20,425	33,745

As of December 31, 2022:

Cost	46,961	7,488	16,510	621	71,580	33,745
Accumulated amortization	(38,687)	(7,488)	(4,773)	(207)	(51,155)	-

Net carrying amount	8,274	-	11,737	414	20,425	33,745

(1)
The recoverable amount of the cash generating units to which the goodwill mainly relates has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The carrying amount of the goodwill has been allocated to the following cash generating units:

	December 31,
	2023	2022

Israel - Telemedicine	2,954	3,044
Israel – Mediton	16,111	16,606
Germany	13,900	14,095

	32,965	33,745

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

The pre-tax discount rate applied to cash flow projections are as follows:

	December 31,
	2023	2022

Israel - Telemedicine	20.7%	19.1%
Israel – Mediton	19.4%	18.3%
Germany	20.5%	16.8%

The average growth rate of revenues in the 5 year forecast period subsequent to the end of the reporting period, are as follows:

	December 31,
	2023	2022

Israel - Telemedicine	3.2%	4%
Israel – Mediton	4.9%	5.4%
Germany	11.3%	13.8%

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The cash flows beyond the 5-year period are extrapolated using the following growth rates:

	December 31,
	2023	2022

Israel - Telemedicine	3.2%	3.2%
Israel – Mediton	3.2%	3.2%
Germany	3%	3%

The recoverable amounts, based on value in use, of each of the cash generating units exceeds their carrying amounts.

As of December 31, 2023,, management of the Group believes that no reasonably possible changes in any of the above key assumptions would cause the carrying amount of the CGU Telemedicine to materially exceed its recoverable amount.

As of December 31, 2023, the estimated recoverable amount of the CGU Germany exceeds its carrying amount by $0.8 million. The changes in the following assumptions used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

•	Pre-tax discount rate of 21.0%.
•	Long term growth rate of 2.2 % or lower
•	Reduction in the annual growth rate in fiscal years 2025-2028 of -1.9%.

As of December 31, 2023, the estimated recoverable amount of the CGU Mediton exceeds its carrying amount by $3.0 million. The change in the following assumption used in the value in use calculations would result in the carrying amount to equal the recoverable amount:

•	Pre-tax discount rate of 20.9%.
•	Long term growth rate of 1.4 % or lower

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	LEASES

Disclosures for leases in which the Company acts as lessee:

The Company has entered into leases of buildings and motor vehicles which are used for the Company's operations.

Leases of buildings have lease terms of between 4 and 11 years whereas leases of vehicles have lease terms of 3 years.

Some of the leases entered into by the Company include extension and/or termination options and variable lease payments.

During 2023, the Group reduced the scope of the lease in Germany. In addition modified the term of the lease in Germany such that the contract will end in 2027 instead of 2029 and the monthly rent decreased. As a result of this the Group recognized a capital gain of $399.

a.	Information on leases:

	Year ended December 31,
	2023	2022	2021

Interest expense on lease liabilities	343	361	378
Expenses relating to short-term leases	-	25	25
Total cash outflow for leases	2,992	2,808	2,546

b	Lease extension and termination options:

The Company has leases that include extension and termination options. These options provide flexibility in managing the leased assets and align with the Company's business needs.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company's lease liabilities:

	More than 5 years
	December 31,
	2023	2022
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	2,479	2,472

c.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2023	15,844	1,449	17,293
Additions during the year:
New leases	663	634	1,297
Adjustments for indexation	145	23	168
Disposals	(6,198)	(52)	(6,250)
Currency translation differences	(22)	(18)	(40)

Balance as of December 31, 2023	10,432	2,036	12,468

Accumulated depreciation:

Balance as of January 1, 2023	5,258	997	6,255
Additions during the year:
Depreciation and amortization	2,214	337	2,551
Disposals	(3,520)	-	(3,520)
Currency translation differences	(19)	(13)	(32)

Balance as of December 31, 2023	3,933	1,321	5,254

Depreciated cost at December 31, 2023	6,499	715	7,214

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2022	16,089	1,078	17,167
Additions during the year:
New leases	950	475	1,425
Adjustments for indexation	266	30	296
Disposals	(55)	-	(55)
Currency translation differences	(1,406)	(134)	(1,540)

Balance as of December 31, 2022	15,844	1,449	17,293

Accumulated depreciation:

Balance as of January 1, 2022	3,384	770	4,154
Additions during the year:
Depreciation and amortization	2,248	321	2,569
Disposals	(29)	-	(29)
Currency translation differences	(345)	(94)	(439)

Balance as of December 31, 2022	5,258	997	6,255

Depreciated cost at December 31, 2022	10,586	452	11,038

NOTE 13:-	CREDIT FROM BANKS

	Interest
	rate (1)	December 31,
	%	2023	2022

Current maturities of long-term loans (see Note 14)	Prime (1)+1.05	2,160	2,169

		2,160	2,169

(1)	The Prime rate as of December 31, 2023 – 6.25% (December 31, 2022 – 4.75%).

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	LONG-TERM LOANS

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

The loan agreement includes certain financial covenants related to the Company's Israeli operations, as follows: (i) tangible equity of at least NIS 40 million; (ii) tangible equity to total tangible assets of at least 40%; and (iii) net debt to EBITDA of 3.5 at the maximum. As of December 31, 2023 the Company is in compliance with these covenants.

b.	Composition:

	December 31,
	2023	2022

Long-term loan	12,620	15,177
Less – current maturities	2,160	2,169

Balance	10,460	13,008

NOTE 15:-	DEFERRED REVENUES

Deferred revenues are in respect of contracts in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

NOTE 16:-	OTHER PAYABLES

	December 31,
	2023	2022

Employees and payroll accruals	4,376	4,562
Accrued expenses	2,304	2,090
Liability for underwriter – see Note 17	-	1,131
VAT to customers and suppliers	-	399
Government authorities	754	640
Accruals restructuring	686	-
Other	416	416

	8,536	9,238

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS

Financial assets and liabilities:

	Carrying amount
	December 31,
	2023	2022
Financial assets at amortized cost:

Cash and cash equivalents	6,693	4,483
Short term deposits	10,579	5,700
Trade receivables	8,557	7,797
Other accounts receivable	1,792	1,912
Long term deposits	328	423

Total	27,949	20,315

Financial assets at fair value through profit or loss:

Call option from non-controlling interests	147	245
Short term investments	8,978	8,517

Total	9,125	8,762

Financial liabilities at amortized cost:

Credit from banks and others	2,160	2,169
Trade payables	3,884	3,757
Other payables	8,536	8,110
Loans from banks	10,460	13,008
Lease liabilities	7,239	11,565

Total	32,279	38,609

Financial liabilities at fair value through profit or loss:

Liability for share options	-	7,164
Other payables - liability to underwriters	-	1,131

Total	-	8,295

The main risks arising from the Group's financial instruments are credit risk, foreign currency risk, interest rate risk, market risk and liquidity risk. The Board of Directors reviews and agrees on policies for managing each of these risks, which are summarized below.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

a.	Concentration of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, and trade receivables. Cash and cash equivalents are deposited with major banks. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

The Group's trade receivables mainly derived from sales to customers in Germany and Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

b.	Foreign currency risk:

The Group is subject to foreign exchange risk as it holds cash and cash equivalents and short-term investments in foreign currency as the Group purchases its devices in foreign currency. Group management regularly monitors its foreign exchange risk and attempts to limit such risks by making adequate decisions regarding cash and credit positions.

Foreign currency sensitivity analysis:

The following table demonstrates the sensitivity test to a reasonably possible change in USD and EUR exchange rates, with all other variables held constant. The impact on the Company's profit before tax is due to changes in the fair value of monetary assets. The Company's exposure to foreign currency changes for all other currencies is immaterial.

	Change in USD rate	Effect on profit tax

2023	+5%	(721)
	-5%	721

2022	+5%	(320)
	-5%	320

	Change in EUR rate	Effect on profit tax

2023	+5%	(66)
	-5%	66

2022	+5%	(38)
	-5%	38

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Market risk:

The Group has investments in marketable financial instruments that commencing from March 31, 2020 are classified as Financial assets at fair value through profit or loss in respect of which the Group is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2023, the balance of these investments is $8,978.

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of the Group's profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/ decrease in price	Effect on profit before tax

2023	+5%	449
	-5%	(449)

2022	+5%	426
	-5%	(426)

d.	Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

Management believes that the carrying amount of long-term deposits approximates their fair value.

e.	Interest rate risk:

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's debt obligations with floating interest rates.

The effect of reasonably possible increase of 5% of the interest rate on the Group's profit before tax is not material.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Liquidity risk:

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets and projected cash flows from operations.

The Group has long-term lease liabilities repayable in monthly equal installments until June 2032.

Total aggregate contractual undiscounted payments including interest amounts to approximately $10,776.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,884	-	-	-	-	-	3,884
Accrued expenses	2,990	-	-	-	-	-	2,990
PUT option (*)	-	8,225	-	-	-	-	8,225
Lease liabilities	2,542	2,280	1,814	1,615	1,571	953	10,775
Loans from bank	3,023	2,920	2,816	2,710	2,600	1,258	15,327

	12,439	13,425	4,630	4,325	4,171	2,211	41,201

December 31, 2022:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,757	-	-	-	-	-	3,757
Accrued expenses	2,090	-	-	-	-	-	2,090
PUT option (*)	-	-	11,289	-	-	-	11,289
Liability for underwriter	1,131	-	-	-	-	-	1,131
Lease liabilities	2,478	2,294	1,932	1,726	3,608	274	12,312
Loans from bank	3,002	2,933	2,861	2,788	2,714	3,927	18,225

	12,458	5,227	16,082	4,514	6,322	4,201	48,804

(*)	Estimated gross cash outflow assuming that option will be exercised at earliest possible date.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

g.	Changes in liabilities arising from financing activities:

	January 1, 2023	Cash flows	Foreign exchange movement	Other	December 31, 2023

Lease liabilities (including current maturities)	11,564	(3,048)	(12)	(1,265)	7,239
Liability for underwriters	1,131	(1,124)	(22)	15	-
Long term bank loan	15,176	(2,070)	(486)	-	12,620

Total liabilities from financing activities	27,871	(6,241)	(520)	(1,250)	19,859

	January 1, 2022	Cash flows	Foreign exchange movement	Other	December 31, 2022

Lease liabilities (including current maturities)	13,530	(2,447)	(1,176)	1,657	11,564
Liability for underwriters	1,021	-	(129)	239	1,131
Long term bank loan	18,971	(1,665)	(2,130)	-	15,176

Total liabilities from financing activities	33,522	(4,112)	(3,435)	1,896	27,871

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

h.	Fair value:

The table below is a comparison between the carrying amount and fair value of the Company's financial instruments that are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

	Financial instruments
	Liability for share options (*)	Liability to underwriters	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2023	(7,164)	(1,131)	245	(8,050)

Issuance of Share Options
Remeasurement recognized in:
Profit (loss)	1,801	(15)	(89)	1,697
Other comprehensive income (loss)	30	22	(9)	43
Exercise of Share Options into shares	5,333	-	-	5,333
Payment	-	1,124	-	1,124

As of December 31, 2023	-	-	147	147

Presented in balance sheet:

Put option	-	-	147	147

	Financial instruments
	Liability for share options (*)	Liability to underwriters	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2022	(17,220)	(1,021)	(67)	(18,308)

Issuance of Share Options
Remeasurement recognized in:
Profit (loss)	7,423	(240)	320	7,503
Other comprehensive income (loss)	1,618	130	(8)	1,740
Exercise of Share Options into shares	1,015	-	-	1,015

As of December 31, 2022	(7,164)	(1,131)	245	(8,050)

Presented in balance sheet:

Call option	-	-	245	245
Other payables (short-term)	-	(1,131)	-	(1,131)

Liability for share options	(7,164)	-	-	(7,164)

(*)	See Note 22b for information on fair value measurement.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

The Company used the Monte Carlo option pricing model when estimating the fair value of the Put and Call Options granted in the acquisition of Mediton Group – in 2021.

The following table lists the significant inputs to the Monte Carlo model used to determine the fair value of the Put Option net of the Call option:

	December 31, 2023	December 31, 2022

Underlying asset value	35,732	35,541
Expected volatility of the share price	34.7%	36.7%-39.2%
Discount rate	14.9%	15%
Risk-free interest rate	3.64%	3.68%
Term of option	2.67 years	3.67 years

The following table demonstrates the effect on fair value of a reasonably possible change in the underlying asset value with all other variables held constant:

2023:

Increase/ decrease in underlying asset value	Effect on Fair value, net

+5%	433
-5%	(430)

2022:

Increase/ decrease in underlying asset value	Effect on Fair value, net

+5%	463
-5%	(453)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES

a.	Changes in the defined benefit obligation and fair value of plan assets:

2023:

		Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2023	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2023

Defined benefit obligation	(8,153)	(340)	(409)	(35)	(784)	148	81	(7)	74	223	-	(8,492)
Fair value of plan assets	6,658	-	351	-	351	(134)	-	(4)	(4)	(191)	239	6,919

Net defined benefit liability (asset)	(1,495)	(340)	(58)	(35)	(433)	14	81	(11)	70	32	239	(1,573)

2022:

	Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2022	Current service cost	Net interest expense	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2022

Defined benefit obligation	(9,848)	(405)	(245)	(650)	374	775	87	862	1,109	-	(8,153)
Fair value of plan assets	7,466	-	198	198	(349)	-	(123)	(123)	(870)	336	6,658

Net defined benefit liability (asset)	(2,382)	(405)	(47)	(452)	25	775	(36)	739	239	336	(1,495)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

b.	Disaggregation of the fair value of the plan assets:

	Year ended December 31,
	2023	2022

Insurance contracts	6,919	6,658

c.	The principal assumptions underlying the defined benefit plan:

	2023	2022
	%

Discount rate	5.55	5.57
Expected rate of salary increase	2.0-5.48	2.0-5.92

d.	Amount, timing and uncertainty of future cash flows:

Below are reasonably possible changes at the end of the reporting period in each actuarial assumption assuming that all other actuarial assumptions are constant:

	Change in defined benefit obligation
	Year ended December 31,
	2023	2022
Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:

Salary increase of 6.1% (instead of 5.5%) (2022- 6.51% instead of 5.9%)	(45)	(49)

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:

Increase of 1% in discount rate		(13)
Decrease of 1% in discount rate	45	45

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Group companies:

1.	Companies in Israel:

The Israeli corporate income tax rate was 23% in 2023 and 2022.

The deferred taxes are computed at the average tax rate of 23% (2022 – 23%), based on the tax rates that are expected to apply upon realization.

2.	Foreign subsidiaries:

The principal tax rates applicable to the major subsidiaries whose place of incorporation is outside Israel are:

The U.S. - tax at the rate of 21%.
Germany - tax at the rate of 31.4%.

b.	Taxes on income included in the statements of comprehensive income:

	Year ended December 31,
	2023	2022	2021

Current taxes	552	749	236
Deferred taxes	409	341	259
Taxes in respect of prior yearsa	(70)	7	(40)

	891	1,097	455

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

c.	Deferred tax assets (liabilities):

Composition and changes in deferred taxes, as presented in the consolidated balance sheet, are as follows:

	Fixed and intangible assets	Employee benefit liabilities	Short term investments	Carry- forward tax losses	Total

Balance at January 1, 2022	(4,006)	824	-	3,916	734

Amount included in statement of comprehensive income	498	(122)	-	(875)	(*)(499)
Currency translation differences	443	(90)	-	(416)	(63)

Balance at December 31, 2022	(3,065)	612	-	2,625	172

Amount included in statement of comprehensive income	55	39	(192)	(320)	(418)
Currency translation differences	91	(19)	(3)	(81)	(12)

Balance at December 31, 2023	(2,919)	632	(195)	2,224	(258)

(*)	$159 presented in other comprehensive income.

d.	The deferred taxes are reflected in the balance sheet as follows:

	December 31,
	2023	2022

Non-current assets	2,055	2,872
Non-current liabilities	2,313	2,700

	(258)	172

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

e.	A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31,
	2023	2022	2021

Income (loss) before taxes on income	(5,964)	1,312	(13,469)

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	(1,372)	302	(3,098)

Increase (decrease) in taxes resulting from:
Taxes in respect of previous years	(70)	7	(40)
Tax adjustment in respect of inflation in Israel	-	-	(2)
Non-deductible expenses (non-taxable income)	406	(1,699)	2,613
Different tax rates	63	60	24
Loss for which deferred taxes were not recognized	1,864	2,234	926
Utilization of previously unrecognized capital gain	-	-	32
Capital losses for which deferred taxes were not recognized	-	193	-

Total tax expenses reported in the consolidated statements of comprehensive income	891	1,097	455

f.	Carry forward tax losses:

The carry forward losses for tax purposes as of December 31, 2023 amount to NIS 227,833,000 ($62,816) (2022 – NIS 236,130,000 ($67,102), 2021 – NIS 249,552,000 ($80,242)) in Israel (which may be carried forward indefinitely) and EUR 29,387,000 ($32,503) (2022 – EUR 22,212,000 ($23,689), 2021 – EUR 17,026,000 ($19,270)) in Europe. In the U.S., SHL USA has federal and state net operating losses and credits of $15,337 (2022 - $10,716, 2021 - $8,866), which expire at various times.

Deferred tax assets in the amount of $23,938 (2022 - $21,113) relating to carry forward tax losses as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

g.	The expiry dates for carry forward tax losses which are not recognized are as follows:

	Year ended December 31,
	2023	2022

First year	37	24
Second year	762	229
Third year	413	126
Fourth year	153	52
Fifth year	959	281
Sixth - Fifteen	4,891	1,280
Unlimited	93,771	87,278

	100,986	89,270

NOTE 20:-	COMPENSATION OF KEY MANAGEMENT PERSONNEL (INCLUDING DIRECTORS)

		December 31,
		2023	2022	2021
a.	Balances:

	Other accounts payable	182	181	170

		Year ended December 31,
		2023	2022	2021
b.	Transactions:

	Short-term employee benefits	2,639	2,531	2,108
	Share-based payment benefits	638	1,179	883

	Total	3,277	3,710	2,991

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for the Group's liabilities, fixed charges have been placed on specific accounts receivable.

b.	Contingent liabilities:

The Group, from time to time, is party to various claims and disputes associated with its ongoing business operations. In management's opinion, based on the opinion of its legal counsels, none of these claims or disputes is expected, either individually or in the aggregate, to have a material adverse effect on the Group's financial position, results of operations or cash flows.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY

a.	Composition of share capital:

?

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding*)	Authorized	Issued and outstanding*)
	Number of shares

Ordinary shares of NIS 0.01 par value each	25,000,000	16,391,382	25,000,000	14,682,272

*)	Net of treasury shares – see (c).

b.	Movement in share capital:

On January 7, 2021, the Special General Meeting of the Company approved the increase of the authorized share capital of the Company to 25,000,000 Ordinary shares of NIS 0.01 par value each.

On January 21, 2021 the Company closed the first of the two Capital Increases by issuing 1,300,000 new Ordinary shares from authorized capital (the "New Shares") and selling 300,000 treasury shares. The New Shares were listed on SIX Swiss Exchange on January 22, 2021. In addition, 800,000 Share Options to purchase Ordinary shares were granted on January 21, 2021, to be newly issued from the authorized capital upon exercise (“Share Options”, ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

On February 17, 2021 the Company closed the second Capital Increase by issuing 2,288,889 new Ordinary shares from its authorized capital (the "New Shares"). The New Shares were listed on SIX Swiss Exchange on February 18, 2021. In addition, 1,144,444 Share Options to purchase further Ordinary shares were granted on February 17, 2021, to be newly issued from the authorized capital upon exercise (ratio 1:1, exercise price CHF 11.00, exercise period 24 months).

In both Capital Increases the New Shares have been placed by way of a private placement. No subscription rights of the existing shareholders apply and no public offering takes place. Pursuant to the Swiss Financial Services Act, a listing prospectus has been issued by SHL and approved by SIX Exchange Regulation for the purpose of the listing of the New Shares.

?

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)
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

The Company uses the Black and Scholes option pricing model when estimating the fair value of the Share Options.

The following table lists the significant inputs to the Black and Scholes model used for the fair value measurement of the Share Options :

December 31, 2022

Expected dividend	0%
Expected volatility of the share price	32.59%-38.24%
Risk-free interest rate	0.82%
Expected average life of options	0.06-0.13 years
Share price	CHF 14.80 ($16.05)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)
The expected volatility of the share price reflects the assumption that the historical volatility of the share price is reasonably indicative of expected future trends.

Based on the above inputs, the total fair value of the Share Option liability was $7,164 at December 31, 2022. During the reporting period $1,801 (2022 - $7,423) was recorded in financial income in respect of the revaluation of the liability (this amount is a non cash income). The fair value measurement of the liability is categorized in Level 3 of the fair value hierarchy.

During January 2023 and February 2023, the Company received proceeds of approximately CHF 18.7 million (USD 20.3 million) from exercises of 1,703,908 share options granted in the private placements in January 2021 and February 2021 and 29,967 options were not exercised and expired

The following table lists the movements in Share Options:

Balance on January 1, 2022	1,905,820
Exercise of share options	(171,945)

Balance on December 31, 2022	1,733,875
Exercise of share options	(1,703,908)
Expiration of share options	(29,967)

Balance on December 31, 2023	-

In respect of the Capital Increases, the underwriters were also granted options to acquire 97,222 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93). As of December 31, 2022, no options had been exercised. See below for details of the changes made to the terms of these options in March 2023.

The underwriters were also entitled to receive a cash payment derived from future cash received by the Company from the exercise of the Share Options in 2023. In addition, the underwriters were granted options to acquire a certain number of Units of securities based on a formula derived from the future cash payments received from the exercise of the Share Options. See below for the terms of these Units.

The Company used the Monte Carlo option pricing model when estimating the fair value of the liability for future payment to the underwriter as described above.

?

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)

The following table lists the significant inputs to the Monte Carlo model used for the fair value measurement of the liability:

December 31, 2022

Expected volatility of the share price	43.15%
Risk-free interest rate	0.82%
Expected average life of options	0.21 years
Share price	CHF 14.80 ($16.05)

Based on the above inputs, the total fair value of the options to acquire Units and the future payment liability at the date of issuance were $1,002 and $416, respectively. The fair value of the liability at December 31, 2022 was $1,131. The increase in fair value of the liability during 2022 in the amount of $239 was recorded in financial expenses (this amount is a non cash expense).

In 2023, the underwriters received a cash payment of approximately CHF 1.1 million (USD 1.1 million) derived from cash received by the Company from the exercise of the Share Options. The cash payment was offset from the liability to the underwriters recorded in the balance sheet. In addition, the underwriters received options to acquire 58,498 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93)

In March, 2023, in connection with services provided in respect of the exercise of options described above, the Company signed an agreement with the underwriter for the extension of the exercise period of the 97,222 Units of securities previously granted in 2021 for an additional 2 years until 2025 and for change of the exercise price to NIS 35.64 ($ 9.83) for each Unit of securities (which comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share of the Company) and NIS 43.56 ($ 12.01) for each option included in the Unit.

The Company used the Black and Scholes option pricing model when estimating the incremental fair value of the options to acquire Units after the modifications described above.

The following table lists the significant inputs to the Black and Scholes model used for the fair value measurement of the options to acquire Units:

Expected dividend	0%
Expected volatility of the share price	41.18%
Risk-free interest rate	4.11%
Expected average life of options	2.01 years
Share price	CHF 11.55 ($12.53)

Based on the above inputs, the total incremental fair value of the options to acquire Units as of the date of the modifications was $ 512 and was recorded as a deduction from Additional paid-in capital arising from the exercise of the  share options in January and February 2023, as described above with a corresponding increase in the Capital reserve for options.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)

Issued and outstanding share capital (net of treasury shares):

Number of shares

Balance at January 1, 2022	14,491,171

Exercise of share options	171,945
Exercise of employees share options	5,694
Treasury shares sold upon exercise of employee options	13,462

Balance at December 31, 2022	14,682,272

Exercise of share options	1,703,908
Exercise of employees share options	5,202

Balance at December 31, 2023	16,391,382

c.	Treasury shares:

The Company holds 1,372 shares at a total cost of $2 as of December 31, 2023 and 2022.

d.	Share option plans:

On January 2, 2022, the Company's Board of Directors approved the grant of 97,500 options to Senior Managers, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.893 ($6.451). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 19.10; exercise price – CHF 19.33; expected volatility – 42.33%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.71 years.

On February 15, 2022, the Company's Board of Directors approved the grant of 12,500 options to a Senior Manager, under the 2021 Executive and Key E,ployee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.387 ($5.822). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.69; expected volatility – 42.61%; risk free interest rate – 0.13%; expected dividend – 0%; and expected average life of options – 3.68 years.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)

On June 20, 2022, the Company's Board of Directors approved the grant of 100,000 options to a Senior Manager, under the 2021 Executive and Key E,ployee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 5.550 ($5.753). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 17.40; exercise price – CHF 17.39; expected volatility – 41.75%; risk free interest rate – 1.15%; expected dividend – 0%; and expected average life of options – 3.6 years.

On January 2, 2023, the Company's Board of Directors approved the grant of 248,500 options to Managers and employees, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 4.655 ($5.047). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 14.80; exercise price – CHF 15.56; expected volatility – 43.87%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.49 years.

On May 15, 2023, the Company's Board of Directors approved the grant of 145,000 options to Managers, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.374 ($3.76). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 9.70; exercise price – CHF 9.36; expected volatility – 46.03%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.43 years.

On June 18, 2023, the Company's Board of Directors approved the grant of 30,000 options to a Senior Managers, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years after appointment (25% after 1 year, and 9.375% each quarter thereafter). The weighted average fair value of options granted is CHF 3.663 ($4.113). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 10.30; exercise price – CHF 9.88; expected volatility – 46.57%; risk free interest rate – 0%; expected dividend – 0%; and expected average life of options – 3.43 years.

All options are exercisable for a period of 6 years from grant date.

On October 31, 2021, the Board of Directors approved to increase the maximum number of shares which may be issued under the Plan by 2,000,000.

On October 31, 2021, the Board of Directors approved to amend and rename the share options plan as "The SHL Telemedicine LTD. 2021 Executive and Key Employee Israeli Share Incentive Plan", and to extend the term of the Plan until the Board decides otherwise.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	EQUITY (Cont.)

In the years ended December 31, 2023, 2022 and 2021, the Group recorded share-based compensation in the statements of comprehensive income in the amount of $1,252, $1,757 and $1,116, respectively.

e.	The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, share options during the year.

	2023		2022
	No. of options	WAEP (CHF)	No. of options	WAEP (CHF)

Outstanding at the beginning of the year	1,001,430	11.85	835,055	10.12
Granted during the year	423,500	13.03	210,000	18.31
Forfeited during the year	(165,881)	12.89	(7,500)	19.33
Exercised during the year *)	(38,808)	7.04	(36,125)	7.94

Outstanding at the end of the year	1,220,241	12.27	1,001,430	11.85

Exercisable at the end of the year	720,758	11.02	454,480	9.42

*)	The weighted average share price at the date of exercise of these options was CHF 8.13 (2022 – CHF 16.85). Exercise was cashless.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 3.83 years (as of December 31, 2022 – 4.18 years).

f.	Restricted Shares of Mediton Group:

On December 20, 2021, a Mediton executive was granted 256 restricted share units (“RSU”) of Mediton Group. The fair value of the RSUs in the amount of $822 was determined based on the price that the Company paid for the acquisition of the Mediton Group shares in 2021, The RSUs shall vest over a period of 3 years (33% after 1 year, and 16.5% each half year thereafter). The purchase agreement of Mediton Group includes a provision for anti-dilution protection to the Company in respect of the grant of the RSUs.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

	Year ended December 31,
	2023	2022	2021

Revenues for services performed during the period	55,678	57,869	48,343
Revenues from sale of devices	1,397	1,129	1,239

	57,075	58,998	49,582

b.	Cost of revenues:

	Year ended December 31,
	2023	2022	2021

Salaries and related benefits	16,212	16,480	14,955
Medical services	8,355	8,712	4,682
Rental fees and maintenance	1,246	1,013	1,072
Depreciation and amortization	1,978	1,789	1,736
Cost of devices	1,025	1,013	1,249
Others	2,998	2,802	1,295

	31,814	31,809	24,989

c.	Research and development costs:

Salaries and related benefits	3,917	3,468	2,173
Amortization of development costs	2,772	1,829	1,243
Others	2,774	3,734	2,202

	9,463	9,031	5,618
Less - capitalization of development costs	4,203	5,243	2,633

	5,260	3,788	2,985

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

d.	Selling and marketing expenses:

	Year ended December 31,
	2023	2022	2021

Salaries and related benefits	5,285	5,409	4,803
Marketing and related expenses	1,943	2,190	1,802
Depreciation and amortization	1,633	1,918	1,453
Rental fees and maintenance	160	271	205
Maintenance of vehicles	313	240	182
Others	1,247	1,375	1,009

	10,581	11,403	9,454

e.	General and administrative expenses:

Salaries and related benefits	8,881	8,492	5,837
Office expenses	2,634	2,349	1,366
Professional fees	3,156	3,897	3,245
Depreciation and amortization	1,309	1,599	950
Others	248	411	705

	16,228	16,748	12,103

f.	Financial income (expenses):

1.       Financial income:

Exchange rate differences	1,129	661	5
Gain on marketable securities, net	848	-	-
Share options	1,801	7,423	-
Call+Put options	-	320	-
Interest	1,055	429	376

	4,833	8,833	381

2.       Financial expenses:

Share options	-	(239)	(10,126)
Exchange rate differences	(138)	(53)	(1,595)
Loss from marketable securities, net	-	(769)	(114)
Interest	(1,296)	(1,033)	(529)
Call+Put options	(89)	-	(677)
Others	(268)	(261)	(312)

	(1,791)	(2,355)	(13,353)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

g.	Other expenses:

	Year ended December 31,
	2023	2022	2021

Impairment of property and equipment – see Note 10	-	-	118
Expenses related to acquisitions	-	-	590
Restructuring expenses*	1,235	-	-
Other expenses	963	416	(160)

	2,198	416	548

•	Including expenses related to employee benefits and other direct expenditures arising from the restructuring.

NOTE 24:-    NET EARNINGS PER SHARE

a.	Details of the number of shares and net loss used in the computation of net earnings per share:

	Year ended December 31,
	2023		2022
	Weighted average number of shares	Net loss	Weighted average\ number of shares	Net loss
	In thousands		In thousands

For the computation of basic net earnings	16,269	(7,055)	14,542	(76)
Effect of dilution - share options	26	(1,801)	656	(7,423)

For the computation of diluted net earnings	16,295	(8,856)	15,198	(7,499)

b.
To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 1,453,824 (2022 – 1,236,824) options to employees under share-based payment plans and options to investors and others.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 25:-	SEGMENT INFORMATION

The Group operates in three geographical segments: Israel, Europe (principally Germany) and Rest of the world ("ROW").

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

a.	Segment revenues:

	Individuals and communities	Institutions and payers	Others	Total
Year ended December 31, 2023:

Europe	-	14,067	-	14,067
Israel	20,913	21,179	-	42,092
ROW	-	-	916	916

Total revenues	20,913	35,246	916	57,075

Year ended December 31, 2022:

Europe	-	13,374	-	13,374
Israel	22,161	22,975	2	45,138
ROW	-	-	486	486

Total revenues	22,161	36,349	488	58,998

Year ended December 31, 2021:

Europe	-	17,942	-	17,942
Israel	22,331	8,832	27	31,190
ROW	-	-	450	450

Total revenues	22,331	26,774	477	49,582

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 25:-	SEGMENT INFORMATION (cont.)

b.	Reporting on geographic segments:

	Year ended December 31,
	2023	2022	2021
Segment profit (loss):

Europe	(5,347)	(3,044)	(477)
Israel	8,424	8,641	8,266
ROW	(3,622)	(2,972)	(1,132)

	(545)	2,625	6,617
Unallocated income and expenses:

Corporate, R&D and other expenses	(6,263)	(7,375)	(6,798)
Other expenses	(2,198)	(416)	(316)

Operating loss	(9,006)	(5,166)	(497)
Financial income, net	3,042	6,478	(12,972)

Profit (loss) before taxes on income	(5,964)	1,312	(13,469)

c.	Additional information:

	Europe	Israel	Others	Total

Year ended December 31, 2023

Depreciation and amortization	3,637	4,049	6	7,692

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	23,588	36,803	1,940	4,910	67,241

	Europe	Israel	Others	Total

Year ended December 31, 2022

Depreciation and amortization	2,654	4,470	10	7,134

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	27,132	40,056	1,767	2,636	71,591

	Europe	Israel	Others	Total

Year ended December 31, 2021

Depreciation and amortization	2,765	2,735	-	5,500

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	11,539	61,534	-	2,260	75,333

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 26:-	SUBSEQUENT EVENTS

a.	On March 14, 2024 the Company announced that Mr. Erez Nachtomy, the Company's CEO, will be stepping down as CEO in mid June 2024.