Form 20-F/A
period 2023-12-31
SHL TELEMEDICINE LTD
filed 2024-07-24
CIK 1166834

As filed with the Securities and Exchange Commission on July 24, 2024

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by SHL Telemedicine Ltd. to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on April 18, 2024 (the “Original Filing”). All references in this Amendment to the “Annual Report on Form 20-F” shall be deemed to refer to this Amendment. SHL Telemedicine Ltd. is filing this Amendment solely to (a) amend the disclosure set forth in Item 15(a) of the Original Filing regarding management’s conclusions regarding the effectiveness of disclosure controls and procedures; (b) amend the disclosure set forth in Item 15(b) to include Management’s Report on Internal Control over Financial Reporting; (c) amend the disclosure set forth in Item 15(d) related to changes in internal control over financial reporting; (d) include new and updated Section 302 Certifications as Exhibits 12.1 and 12.2 containing corresponding amendments to the language set forth in paragraph 4 thereof with respect to internal control over financial reporting; (e) include new and updated Section 906 Certifications furnished as Exhibits 13.1 and 13.2, which inadvertently referred to the incorrect fiscal year in the Original Filing; and (f) correct typographical errors in the Exhibit Index contained in the Original Filing.

Although this Amendment includes all of the Parts, Items, information, disclosures and Exhibits contained in the Original Filing as required by the SEC’s rules, it speaks as of the original filing date of the Original Filing and does not, and does not purport to, amend, modify, update, restate or change in any way any of such Parts, Items, information, disclosure or Exhibits contained in the Original Fling, including the previously reported consolidated financial statements, except as described above, nor does it reflect events occurring after the date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events that occurred or facts that became known to us after the date of the filing of the Original Filing, and such forward-looking statements should be read in their historical context. Accordingly, this Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the filing of the Original Filing.

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

As required by Rules 13a‑15 and 15d‑15 promulgated under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described in Item 15(b) below.

(b) Management’s annual report on internal control over financial reporting.

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to material weaknesses in our Information Technology General Controls ("ITGC") described below.  As defined in Rule 12b-2 promulgated under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified in our ITGC include a lack of documentation of the performance of controls related to management of access, segregation of duties and management of program changes.  We did not fully design, implement and monitor general information technology (“IT”) controls in the areas of user access and program change-management for systems supporting all of our internal control processes. Specifically, management did not design and maintain (1) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel and (2) program change management controls to ensure that IT program and data changes affecting financial information technology applications and underlying accounting records were authorized, tested and implemented appropriately. As a result, business process controls (automated and IT-dependent manual controls) that were dependent on our ITGCs, or that used data produced from systems impacted by our ITGCs, were deemed not effective as of December 31, 2023.

In light of these material weaknesses, we are required to perform additional procedures to ensure that our financial statements are prepared in accordance with IFRS, including, among other things, reviewing operating systems that are interfaces to the financial systems, monitoring new accounts, and reviewing key performance indicators, all on a monthly basis, and to control manual general entries. Accordingly, management believes that the financial statements included in this Annual Report on Form 20-F present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.

Remediation Activities

We currently are implementing or have implemented several items, as described below, to remediate the material weaknesses described above. Management is committed to ensuring that our internal control over financial reporting is designed and operating effectively. For example, we are replacing important elements of our ITGCs as they relate to financial reporting and are incorporating them into the design of our processes and controls within a new enterprise resource planning system, which is expected to be effective during 2025.

Our remediation plan includes, but is not limited to, the following:

•	implementing new IT systems related to our financial reporting;
•	reviewing our financial statements on a monthly basis to evaluate results, observe adherence to policies and agree on remedial actions (if necessary);
•
implementing improved IT-change management policies and procedures, control activities, and tools impacting financial reporting to ensure changes affecting financial IT applications are identified, authorized, tested and implemented appropriately;

•
implementing improved processes for requesting, authorizing and reviewing user access to key systems that impact our financial reporting, including identifying access to roles where manual business process controls may be required;

•	implementing appropriate segregation of duties in relevant systems that impact internal control over financial reporting;
•	increasing resources dedicated to monitoring ITGCs related to financial reporting to ensure compliance with policies and procedures; and
•	implementing additional training to ensure a clear understanding of risk assessment and monitoring activities related to automated processes and IT systems and ITGCs related to financial reporting.

(c) Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of our Registered Public Accounting firm because we are an emerging growth company under the JOBS Act and accordingly are exempt from the requirement to provide such report.

(d) Changes in internal control over financial reporting.

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the material weaknesses and remediation activities described in Item 15(b) above.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have furnished the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F‑1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Document

1.1*	Articles of Association of the Registrant.

2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.2*	Form of Registrant’s American Depositary Receipt (included as Exhibit A to Exhibit 2.1).

2.3†	Description of the Registrant’s securities registered under Section 12 of the Exchange Act.

4.1*	2021 Executive and Key Employee Israeli Share Incentive Plan.

4.2*	Share Purchase Agreement, dated August 25, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.3*	Amendment No. 1 to Share Purchase Agreement, dated December 20, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.4*	Consulting (Services) Agreement, dated August 2, 2020, by and between the Registrant and Mr. Erez Nachtomy.

4.5*	First Amendment to the Consulting (Services) Agreement, dated June 29, 2022, by and between the Registrant and Mr. Erez Nachtomy.

4.7*	Consulting Agreement dated July 1, 2020, by and between the Registrant and Irit Alroy.

8.1*	Subsidiaries of the Registrant.

11.1†	Code of Ethics of the Registrant.

12.1#	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2#	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1##	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2##	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

15.1#	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS#	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH#	Inline XBRL Taxonomy Extension Schema Document

101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104#	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the Company’s Registration Statement on Form 20‑F (File No. 001‑41641).

**
English translation from the original Hebrew language. Certain identified information has been excluded from this exhibit because the Company does not believe it is material and is the type that the Company customarily treats as private and confidential. Redacted information is indicated by [***].

†	Incorporated by reference to the Company’s Annual Report on Form 20‑F for the fiscal year ended December 31, 2022, originally filed with the SEC on May 11, 2023.

#	Filed with this Annual Report on Form 20‑F.

##	Furnished with this Annual Report on Form 20‑F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20‑F/A on its behalf.

SHL TELEMEDICINE LTD.

	By:	/s/ Erez Nachtomy
Name: Erez Nachtomy
Title: Chief Executive Officer

Date: July 24, 2024

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