Form 20-F
period 2024-12-31
SHL TELEMEDICINE LTD
filed 2025-05-15
CIK 1166834

As filed with the Securities and Exchange Commission on May 15, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
 David Arnon, Chief Executive Officer
Tel.: +972 (3) 561‑2212
90 Yigal Alon Street
Tel Aviv 67891, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share	SHLT	N/A

Ordinary shares, nominal value NIS 0.01 per share*
*Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report: 16,392,754 as of December 31, 2024.

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

Yes ☐    No ☒

CONVENTIONS USED IN THIS ANNUAL REPORT

In this Annual Report on Form 20‑F, unless the context otherwise requires:

•	“SHL,” “the company,” “us,” “we” and “our” refer to SHL Telemedicine Ltd. and its subsidiaries;

•	“SHL Telemedicine” refers only to SHL Telemedicine Ltd., and

•	“Mediton” refers to the Mediton Group

Additionally, in this Annual Report:

•	“CHF” and “Swiss francs” refer to the legal currency of Switzerland;

•	“NIS” refers to New Israeli Shekels, the legal currency of the State of Israel;

•	“$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADSs” refers to our American Depositary Shares, each representing one (1) of our ordinary shares;

•	“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“Ordinary shares” refers to our ordinary shares, nominal value NIS 0.01 per share;

•	“Nasdaq” refers to the Nasdaq Capital Market;

•	“SEC” refers to the United States Securities and Exchange Commission; and

•	“SIX” refers to the SIX Swiss Exchange Ltd.

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

The realization of one or more of the events described below may have a material adverse effect on our cash flows, results of operations, financial condition, growth prospects and the trading price of our ordinary shares on the SIX and of our ADSs. You should note that the risks discussed below are not the only risks to which we are exposed. Additional risks, which are not presently known to us or which we currently believe to be immaterial, could likewise result in a material adverse effect on our cash flows, results of operations, financial condition or growth prospects and the trading prices of our ADSs and ordinary shares. This section also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this Annual Report. The order in which the following risks are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effects on our cash flows, results of operations, financial condition or growth prospects or the trading prices of our ADSs and ordinary shares.

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

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah (the “Israel-Hamas-Hezbollah war”). Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran and with the Houthi movement in Yemen, who both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement has disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was recently announced, the recently announced ceasefire between Israel and Hamas did not last and hostilities could also break out in Lebanon, and it is possible that other ongoing conflicts in the region, including cyber attacks, will eventually escalate into a greater regional conflict, including the potential for war between Israel and Iran, and that other countries and non-state organizations will join or escalate their involvement in such hostilities.

While, to date, we have not experienced any material interruptions resulting from the ongoing Israel-Hamas-Hezbollah war, circumstances are evolving and the intensity and duration of any regional hostilities is difficult to predict, as are their impacts on our business and operations. Prolonged and/or heightened instability could adversely impact our business, financial condition and results of operations in the future.

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

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity as well as the Israel-Hamas-Hezbollah war, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, the Israeli military called up several hundred thousand of its reserves for active service. As of December 31, 2023, some of our employees in Israel (mainly members of our healthcare staff) were called up. Additional employees, including members of management, may be called up for service in the current or any future military conflict. Although to date our operations have not been disrupted by such call-ups, we cannot assure that this will be the case in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include members of our management, and given the current shortage of highly qualified personnel in our industry in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

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

The market price for our ADSs and our ordinary shares may be volatile.

The market prices of our ADSs and our ordinary shares may be highly volatile and could also be negatively influenced by adverse developments affecting the general economic or investment climate. In addition, geopolitical factors such as war, pandemics or acts of terrorism may indirectly adversely affect the market prices of our ADSs and of our ordinary shares.

Future sales or issuances, or the possibility or perception of future sales or issuances, of a substantial number of ordinary shares or other securities that are convertible into our equity securities could cause the market prices of our ADSs or ordinary shares to fall.

The market prices of our ADSs and ordinary shares could decline as a result of sales of a large number of ordinary shares in the public markets in the future or the possibility or perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to issue equity securities in the future at a time and price that we deem appropriate.

The issuance of equity or other securities that are convertible into equity, including options, or the exercise of options on ordinary shares could immediately and substantially dilute the ownership interest and rights of our shareholders.

We may choose to raise additional capital in the future, depending on market conditions or strategic considerations and subject to any applicable shareholder approval or other requirements under Israeli law or the SIX. To the extent that additional capital is raised through the issuance of ordinary shares or other securities that are convertible into our equity, the issuance of these securities will dilute the proportional holding of our ADSs and ordinary shares by our investors, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. The Board of Directors has granted and may in the future grant options to investors and employees, consultants, directors and officers of the company and other third parties to acquire ADSs and ordinary shares. For example, in January and February 2021, in connection with a private placement of 3,588,889 ordinary shares mainly to Israel based institutional investors, we issued options to purchase 1,944,444 ordinary shares, exercisable until January 20, 2023, and February 16, 2023, respectively, at an exercise price of CHF 11.00. Out of such options, options to purchase 1,914,478 newly issued shares were exercised.

As of May 1, 2025, we also had options outstanding for the issuance of up to 1,448,435 ordinary shares under our Share Option Plan. Pursuant to our Share Option Plan, all option exercises are on a net cash basis (i.e., require cashless exercise). For further information please refer to Item 6.B. “Compensation – Share Option Plan”.

Sales of substantial numbers of our ordinary shares and changes in our shareholder structure may adversely affect the price of our ADSs and ordinary shares as well as the position of our shareholders.

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

We do not have a dividend policy. Our Board declared a dividend in 2019, but did not declare a dividend in any of 2020-2024. There can be no assurance that our Board will declare a dividend in any given financial year. If we do not declare dividends, capital appreciation, if any, of our ADSs and ordinary shares will be your sole source of gain.

Analyst reports and recommendations may impact the trading price and volume ordinary shares and cause them to decline.

The trading market for our ordinary shares will likely be influenced by the equity research and reports that industry or security analysts publish about us or our industry after our listing. We do not control these analysts. If one or more of the analysts who cover us downgrade their recommendation regarding our ordinary shares, the trading prices of our ordinary shares would likely decline. In addition, if one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the market, which could, in turn, cause the trading volume or the trading prices of our ordinary shares to decline.

Market conditions may cause the market price of our ordinary shares to fluctuate substantially.

The market price of our ordinary shares may experience high volatility. Our year-end operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our ordinary shares to fluctuate substantially. The capital markets have experienced extreme volatility and disruption over the past years. In some cases, trading markets have produced downward pressure on stock prices for certain issuers seemingly without regard to those issuers’ underlying financial strength.

As a foreign private issuer, we are exempt from certain public disclosure requirements, which may afford less protection to the holders of our ADSs and ordinary shares than they would enjoy if we were a domestic U.S. company.

We are a foreign private issuer and are not subject to the same disclosure and other requirements that are imposed upon U.S. domestic issuers by the SEC. As a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer we are not required to disclose the compensation of our five most highly compensated officers on an individual basis as is required of U.S. domestic reporting companies. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic reporting companies whose securities are registered under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our ADSs and ordinary shares less attractive to investors and, as a result, adversely affect the price of our ADSs and ordinary shares.

We are an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We cannot predict whether investors will find our ADSs and ordinary shares less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs and ordinary shares less attractive, it may adversely affect the price of our ADSs and ordinary shares.

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

History

SHL was founded in Israel by Mr. Yoram Alroy in 1986 and went public in 2000 by listing on the SIX under the ticker symbol “SHLTN.” On April 3, 2023, SHL commenced trading on the Nasdaq under the ticker symbol “SHLT”. On March 11, 2025, we announced our intention to voluntarily delist from the Nasdaq, terminate our ADR program and deregister from, and terminate our reporting obligations under, the Exchange Act. Our ADRs ceased trading on the Nasdaq on April 2, 2025.

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

SHL expanded into Europe in 2001 by establishing a joint venture with Philips Medical Systems International B.V., providing telemedicine services based on SHL’s proprietary technology. In 2004, SHL acquired Philips’ equity interest in the joint venture. Over the years, SHL has strategically acquired local private companies in Germany such as Almeda GmbH, Gesellschaft für Patientenhilfe DGP mbH, and Jumedi GmbH, and is currently one of the leading companies in providing telehealth services and remote patient monitoring services of chronic patients for health insurance funds in Germany.In February 2025, we consolidated all four companies into one entity named SHL Telemedizin GmbH.

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

On August 31, 2021, a subsidiary of SHL acquired 70% of the share capital of Mediton Group, a leading B2B healthcare services provider in Israel for NIS 84 million. On March 25, 2025, we announced the acquisition of the remaining 30% stake of Mediton pursuant to a put option notice provided by the main holders of the remaining outstanding ordinary shares of the Mediton Group. Pursuant to a determination by an arbitrator, the purchase price is NIS 31.1 million (approximately $8.4 million) for the remaining 30% stake. On April 3, 2025, we informed the sellers of our intention to close the purchase of the 30% stake of Mediton and pay the NIS 31.1 million by partial offset of an amount based on alleged misrepresentations made by the sellers in the Share Purchase Agreement dated August 25, 2021, we entered into with them in connection with our purchase of Mediton. The sellers responded by rejecting our offset claims, and as a result the transaction has not closed yet. The sellers filed a motion to the Tel-Aviv District Court, requesting the court to approve the arbitrator’s decision and the payment in full of the NIS 31.1 million without any offset. While we do not object to the arbitrator’s award, we responded to the motion and objected to the remedies included in the motion. This proceeding does not affect the purchase of the first 70% in Mediton.

•
Mediton Medical Centers Chain Ltd., which provides private medical services, and project management in various medical fields, including the performance of surveys, medical examinations for organizations, occupational examinations, and the operation of specialist clinics; and

•	Medishur Ltd. which primarily provides medical examinations for insurance companies.

We believe the Mediton acquisition provides SHL the ability to leverage synergies and cross sell its technology and services to Meriton’s customers.

Principal Capital Expenditures and Divestitures

	2024	2023	2022
Property and Equipment
Property and Equipment	950	1,289	1,661*
Intangible assets
Development Costs	2,714	4,203	5,243

	3,664	5,492	6,904

*	Includes property and equipment of Mediton.

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

SHL’s Geographic Operations

We operate in three geographic segments for financial reporting purposes: Israel, Europe and the Rest of the World. Israel is our largest segment with revenues of approximately $43 million in the fiscal year ended December 31, 2024. Our European segment is our second largest segment and consists of our German operations with revenues of approximately $13 million in the fiscal year ended December 31, 2024. Our rest of the world segment consists of our U.S. operations with revenues of approximately $1 million in the fiscal year ended December 31, 2024.

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

Mediton Group

On August 31, 2021, SHL expanded its presence in Israel by acquiring 70% of Mediton Group for NIS 84 million. On March 25, 2025, we announced the acquisition of the remaining 30% stake of Mediton Pursuant to a put option notice provided by the main holders of the remaining outstanding ordinary shares of the Mediton Group. Pursuant to a determination by an arbitrator, the purchase price is NIS 31.1 million (approximately $8.4 million) for the remaining 30% stake. On April 3, 2025, we informed the sellers of our intention to close the purchase of the 30% stake of Mediton and pay the NIS 31.1 million by partial offset of an amount based on alleged misrepresentations made by the sellers in the Share Purchase Agreement dated August 25, 2021, we entered into with them in connection with our purchase of Mediton. The sellers responded by rejecting our offset claims, and as a result the transaction has not closed yet. The sellers filed a motion to the Tel-Aviv District Court, requesting the court to approve the arbitrator’s decision and the payment in full of the NIS 31.1 million without any offset. While we do not object to the arbitrator’s award, we responded to the motion and objected to the remedies included in the motion. This proceeding does not affect the purchase of the first 70% in Mediton. .

Mediton was established in 1993, and specializes in diagnostics, preventative healthcare and expert witness services for medical opinions, with medical centers in several of Israel’s most populated cities, and we expect Mediton to commence also offering mobile hybrid services to such customers in 2025. Mediton has long standing relationships with Israel’s blue-chip companies, government institutions, payers and health insurance funds. Mediton provides its services through a wide array of healthcare professionals, with whom it employs or contracts with, including physicians, physical therapists, occupational therapists, psychologists, nurses, paramedics, and technicians. Most of Mediton’s contracts are multi-year evergreen contracts, with governmental contracts being subject to Israeli mandatory tender law requirements.

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

In September 2023 we also received initial results from the HELP-MI trial conducted by the Mayo Clinic, which also focused on the application of SmartHeart’s 12-lead ECG technology for monitoring of post-MI (heart attack) patients at home. The initial results were presented at the Vulnerable Plaque and Patient Meeting (VPM) in September 2023, and included the following:

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

With effect from April 1, 2025, significant changes to the “Einheitlicher Bewertungsmaßstab” (EBM) — Germany’s standardized fee schedule for outpatient services covered by SHI — came into effect. Physicians may now generally treat a larger share of patients exclusively via video consultation. Specifically, up to 50% of all treatment cases in the practice can be conducted as video consultations for “known” patients (i.e., patients that have had at least one in-person contact with the physician in any of the previous three quarters), whereas previously a general cap of 30% of all treatment cases, regardless of patient status, applied. These limits are set at the practice level, not for individual physicians, allowing some physicians within a practice to exceed the cap as long as the practice overall stays within limits.

While this change creates greater flexibility, it may reduce billing opportunities for practices that provide video consultations predominantly to unknown patients. A challenge for us is that these revisions might affect physicians’ willingness to offer video consultation slots under special care agreements with us since such physicians typically provide video consultations under the agreements almost exclusively to new patients for whom the 30% cap on unknown patient cases is significantly lower than the previous 30% cap on all patients.

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

Subsidiary	Country of Incorporation	Direct/Indirect Ownership Interest
Shahal Haifa Medical Services Ltd.	Israel	Authorized Share Capital: NIS 13,000 divided into 13,000 ordinary shares, par value NIS 1.00 each Issued Share Capital: 200 ordinary shares—100% held by SHL
Shahal Rashlatz- Rehovot Medical Services Ltd. (“Shahal Rashlatz”, or “SHLR”)	Israel	Authorized Share Capital: NIS 16,600 divided into 16,600 ordinary shares, par value NIS 1.00 each Issued Share Capital: 100 ordinary shares—100% held by SHL
Mediton Medical Centers Chain Ltd. (“Mediton Medical”)	Israel	Authorized Share Capital: NIS 22,900 divided into 22,900 ordinary shares, par value NIS 1.00 each Issued Share Capital: 100 ordinary shares (70% held by Shahal Rashlatz)
Medishur Ltd.	Israel
Authorized Share Capital: NIS 2,640 divided into 2,600 ordinary shares, par value NIS 1.00 each and 40 management shares, par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares

(70% held by Shahal Rashlatz)

Mediton - Adam Ltd.	Israel
Authorized Share Capital: NIS 200 divided into 100 management shares, par value NIS 2.00 each, and NIS 22,800 divided into 22,800 ordinary shares, par value NIS 1.00 each

Issued Share Capital: 100 ordinary shares, four management shares

100% (100% held by Mediton Medical)

SHL Telemedicine International Ltd. (“SHL INT”)	Israel	Authorized Share Capital: NIS 101,000 divided into 101,000 ordinary shares, par value NIS1.00 each Issued Share Capital: 10,000 ordinary shares—100% held by SHL
SHL Telemedicine B.V (“SHL BV”)	The Netherlands	Authorized Share Capital: EUR 75,000 divided into 300,000 ordinary shares, par value EUR 0.25 each Issued Share Capital: 74,043 ordinary shares—100% held by SHL INT

Personal Healthcare Telemedicine Services Europe B.V. (“PHTS”)	The Netherlands	Authorized Share Capital: EUR 4,000,000 divided into 400,000 ordinary shares, par value EUR 10.00 each Issued Share Capital: 811,500 ordinary shares—100% held by SHL BV
SHL Telemedizin GmbH (“SHL Telemedizin”)	Germany	Authorized Share Capital: EUR 300,000 divided into 2 ordinary shares, par value EUR 25,000 and EUR 275,000 Issued Share Capital: 2 ordinary shares—100% held by PHTS
SHL Telemedicine USA, Inc.	USA (Delaware)	Authorized Share Capital: $1.00 divided into 100 shares of common stock, par value $0.01 each Issued Share Capital: 100 shares of common stock—100% held by SHL INT

D.	PROPERTY, PLANTS AND EQUIPMENT

The following table identifies our principal office and telemedicine center facilities, all of which are rented by us:

Location	Address	Description	Approximate Size
Munich - Germany	Balanstraße 69 Munich	SHL’s German head office and telemedicine center in Germany	1,247 sqm

Israel	90 Yigal Alon St. Tel Aviv	SHL’s Israeli head office and telemedicine center	5,389 sqm

Israel	18 Hahashmal St. Tel Aviv*	Mediton – Medical services	2,752 sqm

*
We lease this property from an affiliate of the former 30% minority shareholder of Mediton from whom we initially acquired our 70% interest in Mediton prior to our pending acquisition of the remaining 30%.

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

Basis of Presentation

We prepare our financial statements in accordance with IFRS as issued by the International Accounting Standards Board. The reporting currency of our financial statements is the U.S. dollar.

Our material accounting policies are described in Note 2 of our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report.

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

We followed the below sales strategy in fiscal year 2024 in order to expand our revenues:

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

Results of Operations

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$56,779	$57,075	58,998
Cost of revenue	30,986	31,814	31,809
Gross profit	25,793	25,261	27,189
Operating Expenses:
Research and development	5,357	5,260	3,788
Sales and marketing	10,450	10,581	11,403
General and administrative	17,052	16,228	16,748
Other expenses	19,727	2,198	416
Total operating expenses	52,586	34,267	32,355
Operating (loss)	(26,793)	(9,006)	(5,166)
Financial income (expense), net	(21)	3,042	6,478
Profit (loss) before income taxes	(26,814)	(5,964)	1,312
Tax expenses	939	891	1,097
Net profit (loss)	$(27,753)	$(6,855)	$215

	Year ended
	December 31,
	2024	2023	2022
Revenue	100%	100%	100%
Cost of revenue	55	56	54
Gross profit	45	44	46
Operating Expenses:
Research and development	9	9	6
Sales and marketing	18	19	19
General and administrative	30	28	28
Other expenses	35	4	1
Total operating expenses	93	60	55
Operating (loss)	(47)	(16)	(9)
Financial income (expense), net	-	5	11
Profit (loss) before income taxes	(47)	(11)	2
Tax expenses	2	1	2
Net profit (loss)	(49)	(12)%	0%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue:

	Individuals	Institutions
	and	and
	Communities	payers	Others	Total
	(in thousands)
Year ended December 31, 2024:

Europe	$-	12,673	-	12,673
Israel	$20,325	23,126	-	43,451
USA	$-	-	655	655

Total revenues	$20,325	35,799	655	56,779

	Individuals	Institutions
	and	and
	Communities	payers	Others	Total
	(in thousands)
Year ended December 31, 2023:

Europe	$-	$14,067	$-	$14,067
Israel	20,913	21,179	-	42,092
USA	-	-	916	916

Total revenues	$20,913	$35,246	$916	$57,075

Revenues

In each of 2024 and 2023, our revenues were approximately $57 million. In Israel revenues increased by approximately $1.4 million mainly due to an increase in sales in our B2B segment. In Germany revenues decreased by approximately $1.4 million mainly due to reduced sales in the cardio segment and in the U.S. revenues decreased by $0.3 million.

Cost of Revenues

In 2024, cost of revenues was approximately $31.0 million compared to $31.8 million in 2023.

In 2024, gross margin was 45% compared to 44% in 2023.

The following table provides our operating costs and expenses in 2024 and 2023:

	Year ended
	December 31,
	2024	2023
	(in thousands)
Research and development costs, net	$5,357	$5,260
Selling and marketing expenses	10,450	10,581
General and administrative expenses	17,052	16,228
Other expenses	19,727	2,198

Total operating expenses	$52,586	$34,267

Research and Development costs, net

Research and development costs were approximately $5.4 million in each of 2024 and similar in2023. Research and development gross expenses in 2024 were $5.3 million, of which $2.7 million was capitalized, compared to $6.7 million, of which $4.2 million was capitalized, in 2023. Amortization of development costs was $2.8 million in each of 2024 and 2023.

Selling and Marketing Expenses

Selling and marketing expenses for 2024 were $10.5 million, a slight decrease compared to $10.6 million in 2023.

General and Administrative Expenses

General and administrative expenses for 2024 were $17.1 million, compared to $16.2 million in 2023. The increase was mainly due to one-time income related to reduction of expenses in Germany in 2023.

Other Expenses

Other expenses for 2024 were $19.7 million, compared to $2.2 million in 2023. Such expenses included an impairment loss of $13.5 million in respect of goodwill allocated to the cash generating unit of Germany related to lower-than-expected business performance in the German market combined with an ongoing need to continue investing in adjusting the IT service platform. In addition, we recognized an impairment loss of $2.8 million in respect of capitalized development costs, which related mainly to service applications we previously developed and that are not in use any more or are not advanced or efficient enough to be used in a profitable way, as well $3.4 million in additional extraordinary costs.

Financial income (expenses), net

	Year ended
	December 31,
	2024	2023
	(in thousands)
Share options	$(144)	$1,712
Exchange rate differences	161	991
Gain (loss) from marketable securities, net	558	848
Interest, net	(399)	(241)

Others	(197)	(268)

Financial expenses, net	$(21)	$3,042

Financial expenses net for 2024 was approximate $21 thousand compared to financial income, net of $3.0 million in 2023. The decrease was attributable to income from investor options modifications of approximately $1.8 million and favorable exchange rate differences of approximately $1.0 million that we experienced in 2023.

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

In 2024, income from exchange rate differences mainly related to strengthening of the U.S. dollar versus the NIS by 0.1%. This resulted in an exchange rate difference of $0.2 million in respect of $14.0 million held by the Company in U.S. dollar deposits, since the functional currency of our financial statements is the NIS.

The strengthening of the U.S. dollar versus the NIS by 0.1% resulted in other comprehensive loss of approximately $1.1 million in the twelve months ended December 31, 2024 due mainly to the translation of the financial statements of entities of our consolidated group from their functional currency in NIS to the presentation currency in US dollar.

In 2023, income from exchange rate differences mainly related to the effect of the strengthening of the U.S. dollar versus the Israeli Shekel by 3.1%. This resulted in exchange rate income of $1.0 million in respect of $14.0 million held in U.S. dollar deposits.

Taxes on Income

For each of 2024 and 2023, tax expenses were $0.9 million.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a comparison of our results for the years ended December 31, 2023 and 20212, please refer to Item 5 in our Annual Report on Form 20-F/A for the year ended December 31, 2023, filed with the SEC on July 24, 2024.

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

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies are generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We have historically incurred operating losses resulting in carry forward losses for tax purposes totalling approximately $119.7 million ($66.6 million in Israel, $33.4 million in Europe, and $19.7 million in the U.S.) as of December 31, 2024 and $109.8 million ($62 million in Israel, $32.5 million in Europe, and $15.3 million in the U.S.) as of December 31, 2023. We will be able to carry forward these tax losses to future tax years. Except for our Mediton operation, we do not expect to pay taxes in Israel on our income from operations until we utilize our carry forward tax losses. We may, however, be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E.— Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our German and U.S. subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, and the proceeds from our private equity offerings, including the exercise of options issued in the private equity offerings. Cash and cash equivalents and short-term bank deposits on December 31, 2024 and December 31, 2023 were approximately $18.0 million and $26.0 million, respectively.

For our material cash requirements, including commitments for capital expenditures, as of December 31, 2024, please see “Item 4.A. – Principal Capital Expenditures and Divestitures.” In addition, we received cash in the amount of approximately $20.3 million with respect to the exercise requests received from the exercise of the investors’ options in January and February of 2023. The sources of funds for such capital expenditure requirements have been cash generated from operations, the proceeds from our private equity offering, including the exercise of options issued in the private equity offerings, and in the case of the Mediton acquisition, our long-term credit facility.

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

Cash Flow Discussions

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023 and Fiscal Year Ended December 31, 2022

The following tables reflect the changes in cash flows for the comparative periods:

	For fiscal year ended December 31,
	2024	2023	Change
	US$	US$	US$
	(In millions)
Cash flow data
Net cash (used in) operating activities	(0.4)	(1.5)	1.1
Net cash provided by (used in) investing activities	6.0	(9.3)	15.3
Net cash provided by (used in) financing activities	(4.9)	13.7	(18.6)

	For fiscal year ended December 31,
	2023	2022	Change
	US$	US$	US$
	(In millions)
Cash flow data
Net cash (used in) operating activities	(1.5)	(0.1)	(1.7)
Net cash (used in) investing activities	(9.3)	(6.4)	(2.9)
Net cash provided by (used in) financing activities	13.7	(2.3)	16.0

Cash Flows Provided By/Used In Operating Activities

Cash used in operating activities for the year ended December 31, 2024, was $0.4 million, and primarily related to a decrease in trade receivables.

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

Cash Flows Provided By/Used In Investing Activities

Cash provided by investing activities during the year ended December 31, 2024, was $6.0 million, including $10 million from short-term deposit sales offset by $4 million in capital expenditures, which consisted of $3.0 million in intangible asset development (compared to $4.2 million in 2023) and $1.0 million in fixed asset investments (compared to $1.3 million in 2023).

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

Cash Flows Provided By/Used In Financing Activities

Cash used in financing activities during the year ended December 31, 2024, was $4.8 million (including $2.5 million in lease payments, $2.0 million for long-term loan repayment and a dividend in the amount of $0.3 million paid to non-controlling interests), compared to $13.7 million provided in 2023. The difference was primarily due to $20.0 million raised in 2023 from exercises of options by investors.

Cash provided by financing activities during the year ended December 31, 2023, was $13.7 million, primarily related to the exercise of options by investors in a net amount of $20.0 million, offset by lease payments of $2.7 million and repayment of long-term loan of $2.1 million.

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

The placement agents in these two private placements received a cash payment based on the amount of cash received in the private placements and from the exercise of the options issued in the placements. In addition, the placement agents were granted options for units at an exercise price of CHF 9.00 per unit. Each unit entitles the placement agents to receive one ordinary share together with an option to acquire 0.5 ordinary share at an exercise price of CHF 11.00 per share. The exercise period for these placement agents’ units is until March 17, 2025. As of December 31, 2024, the number of units granted to the placement agents was 155,720. These units, if fully exercised, entitle the placement agent to 233,580 ordinary shares.

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

The loan agreement includes certain financial covenants related to the company’s Israeli operations, including with respect to minimum tangible equity, minimum tangible equity to total tangible assets, and net debt to EBITDA. As of December 31, 2024, the Company was in compliance with these covenants.

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

Long-Term Lease

The Company has long-term lease liabilities repayable in monthly equal installments until June 2029. The total aggregate contractual undiscounted payments for these long-term lease liabilities, including interest, amounts to approximately $5.9 million.

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

Our gross research and development costs (excluding amortization and capitalization) were $5.3 million in 2024, $6.7 million in 2023 and $7.2 million in 2022.

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

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill

The company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

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

The following table sets forth certain information about our directors and executive officers as of the date of this Annual Report. Unless otherwise stated, the address of each of our executive officers and directors is c/o SHL Telemedicine Ltd., Yigal Alon 90, Tel Aviv 67891, Israel.

Name
Dr. Itamar Offer	65	Chairman of the Board of Directors
Prof. Amir Lerman(1)(2)(3)	69	Director
Yehoshua (Shuky) Abramovich(1)(2)(3)	65	External Director
Orna Carni(1)(2)(3)	52	External Director
Ido Nouberger	60	Director
Nir Rotenberg	63	Director
David Arnon	55	Chief Executive Officer(4)
Lior Haalman(4)	58	Chief Financial Officer
Bernd Altpeter	60	Managing Director, SHL Telemedizin, Germany

(1)	Member of Audit Committee and Financial Statements Committee.

(2)	Member of Compensation Committee.

(3)	Independent director under SEC independence standards.

(4)	Mr. Haalman commenced serving as Chief Financial Officer of the Company in March 2025.

Dr. Itamar Offer has served as Chairman of our Board of Directors since September 2024. Dr. Offer served as President and Chairman of the Board of Directors and previously CEO of Sabar Health since 2018 and has extensive experience in managing and leading companies in the field of advanced medical services outside of hospitals. Previously he served as CEO of the Herzliya Medical Center Private Hospital from 2011 to 2016, headed a hospital project in India as CEO of Elbit India Healthcare Ltd. from 2007 to 2011, and served as the Medical Director of the Tel Aviv-Jaffa District in Clalit health fund from 2004 to 2007. Dr. Offer is the founder of the WHAHC community (the first international community for a hospital at home), a specialist in pediatrics and medical administration and was formerly the deputy director of Schneider Children's Hospital from 1999 to 2004. He holds a Doctor of Medicine (MD) degree from Tel-Aviv University and a Masters in Public Administration (MPA) degree from Harvard Kennedy School.

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

Yehoshua (Shuky) Abramovich joined our Board of Directors in June 2017. Mr. Abramovich has held key positions in the Israeli capital market for over 25 years. He serves as the chairman of the board of Imed Infinity Medical, chairman of Atrade, member of the board of directors and chairman of the investment committee of I.D.I. Insurance Company, a member of the board of directors of each of the public companies Brimag Digital, Modiin Energy and GoTo and as a director in other high-tech, real estate and energy companies. Mr. Abramovich was the CEO of Clal Finance, one of Israel’s largest financial institutions, which provided a broad array of financial services ranging from portfolio management to brokerage and underwriting services. Clal Finance owned and managed mutual funds, an in-house hedge fund, and offered individually tailored structured products to clients. Prior to that, he served in various positions in Clal Group, including Deputy CEO of Clal Insurance Enterprises Holdings. He served on the board of directors of the Tel Aviv Stock Exchange until September 2008, and he is a member of the board of trustees of the Academic Track of the College of Management. He has an M.B.A. and a B.A. in Economics & Business Management from Tel Aviv University.

Orna Carni joined our Board of Directors in December 2024. Since 2022 she has served as a Managing Partner at FinTLV Ventures, a global venture capital fund. Previously, she held executive positions at AIG Israel, including VP Strategy, Business Development and Chief Innovation Officer from 2016-2022 and VP, Head of Life and Health Insurance from 2013-2016. Prior to her roles at AGI, she was focused on business development at Clal Insurance and Finance from 2008-2013 and the Davidoff Group from 2006-2008, and managed the health insurance at Migdal Insurance from 1995-2006. Ms. Carni is a member of the board of directors of Maccabi Health Services and an external director of Shlomo Insurance Company Ltd. She has a B.A. in Management from the Open University of Israel, an M.B.A. in Finance and Marketing from the University of Manchester and an LLB from Ono Academic College, and attended the Private Equity and Venture Capital Foundations program at Harvard Business School.

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

David Arnon has served as our Chief Executive Officer since August 2024. Prior to joining SHL, Mr. Arnon worked at Doral Group (TASE:DORL), a prominent company in renewable energy, where he served as CEO of DORAL MEA from March 2023 to July 2024. From 2018 to 2022, he was the Deputy CEO and Head of the Health Division and Customer Strategy at Clal Insurance and Finance, a subsidiary of Clal Insurance Enterprises Holdings (TASE:CLIS), one of Israel's leading insurance groups. Between 2007 and 2018, David held various executive roles at Harel Insurance Investments and Financial Services (TASE:HARL), Israel's largest insurance group. His final role at Harel was as CEO of Standard Insurances, a leading insurance agency within the group, overseeing more than 500 employees. David holds a B.A. from the University of Maryland and an M.B.A. from Cornell University.

Lior Haalman has served as our Chief Financial Officer since March 2025. Mr. Hai. Prior to joining SHL, Mr. Hallman was served as CFO of Rekah Pharmaceutical Industry (REKA, TASE). Previously, Lior Haalman spent nine years as CFO of Infinya (formerly Hadera Paper), where he was a dominant partner in an impressively successful turnaround and value creation process for both, public shareholders, and the controlling shareholder. Prior to that, Lior Haalman served as CFO of Hot Mobile, during which time he led the sale of MIRS (from Motorola) to HOT company and its transformation into Hot Mobile. From 2000 to 2007, he was a member of the management of Mey Eden and was involved in the expansion of the company's operations in Europe. He holds an MBA and a bachelor’s degree in Economics with honors and an MBA, both from Tel Aviv University.

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

Aggregate Compensation of Office Holders

The aggregate compensation expenses to our directors and executive officers for the year ended December 31, 2024, was approximately $1.2 million. This amount includes social benefits and car leasing costs. The amount does not include the expense of share-based compensation.

As of May 1, 2025, we have issued outstanding options to purchase up to 867,124 ordinary shares granted to our executive officers and directors under our 2021 Executive and Key Employee Israeli Share Incentive Plan (the “Share Option Plan”) at a weighted average exercise price of CHF8.17 per ordinary share.

Individual Compensation of Office Holders

The table and summary below outline the compensation granted to our directors and executive officers with respect to the year ended December 31, 2024. Our Compensation Policy, Share Option Plan and the terms of the share options granted to our directors and executive officers are described below

Year-end December 31, 2024

			Share	Weighted
	Base		Options	Average
	Compensation		Granted	exercise price
	and Fringe	Cash	or	of Options
Name and Offices Held	Benefits	Bonus	exercised (1)	Granted	Total
Dr. Itamar Offer(2)	$9,103	—	—	—	9,103
Chairman of the Board of Directors Yariv Alroy(3)	$200,357	—	—	—	200,357
Former Active Co-Chairman of the Board of Directors
Ehud Barak(4)	$27,661	—	—	—	27,661
Former Active Co-Chairman of the Board of Directors
David Salton(5)	$2,122	—	—	—	2,122
Former Director
Prof. Amir Lerman	$44,024	—	—	—	44,024
Director
Yehoshua (Shuky) Abramovich	$72,432	—	—	—	72,432
External Director
Dvorah Kimhi(6)	$45,028	—	—	—	45,028
Former External Director
Orna Carni (7)	$2,513	—	—	—	2,513
External Director
Erez Alroy(5)	$2,122	—	—	—	2,122
Former Director
Erez Nachtomy(5)	$267,903	—	—	—	267,903
Former Chief Executive Officer and Director
David Arnon(8) Chief Executive Officer	$165,924	51,216	—	389,219	606,359
Ami Hai(9)	$275,557	48,652	—	—	324,209
Former Chief Executive Officer

(1)	The options are exercisable on a net exercise basis method. The expiration dates of the options granted are as follows:

Weighted Average	Expiration date of the
exercise price of Options Granted	options	Number of Options
CHF 17.02	6/9/2025	18,000
CHF 19.33	8/4/2025	80,000
CHF 9.88	8/4/2025	13,124
CHF 17.02	12/9/2027	18,000
CHF 17.02	12/9/2027	18,000
CHF 5.34	9/5/2030	200,000
CHF 7.12	9/5/2030	200,000
CHF 5.34	2/13/2031	160,000
CHF 7.12	2/13/2031	160,000

(2)	Dr. Offer commenced serving as the Chairman of the Board effective September 2024.

(3)	Mr. Alroy served as the Co-Chairman of the Board and ceased to serve in such capacity and as a member of our Board of Directors in August 2024.

(4)	Mr. Barak served as the Co-Chairman of the Board and ceased to serve in such capacity and as a member of our Board of Directors in February 2024.

(5)
Each of Messrs. David Salton, Erez Alroy and Erez Nachtomy served as a member of our Board of Directors during the year ended December 31, 2023, and ceased to serve in such capacities in February 2024. On March 14, 2024, Mr. Nachtomy announced that he would be resigning as Chief Executive Officer of the Company effective mid-June 2024.

(6)	Ms. Kimhi served as an External Director member of our Board of Directors and ceased to serve in such capacity in December 2024.

(7)	Ms. Carni commenced serving as an External Director in December 2024.

(8)	Mr. Arnon commenced serving as Chief Executive Officer in August 2024.

(9)	Mr. Hai served as Chief Financial Officer and ceased to serve in such capacity in March 2025.

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

Our prior Compensation Policy was adopted by the Special General Meeting of the shareholders of the Company held in September 2020 following the recommendation and earlier approval of the Compensation Committee and of the Board. The Compensation Policy expired in 2023, and at our special general meeting of shareholders held on May 9, 2024, our shareholders approved a new Compensation Policy.

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

Currently, all directors receive NIS 2,500 for each meeting attended in person, NIS 1,500 for each meeting attended electronically and NIS 1,250 for each written consent. Our external directors receive NIS 3,991 for each meeting attended in person, NIS 2,395 for each meeting attended electronically and NIS 1,996 for each written consent. None of our directors has a service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director.

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

The maximum number of ordinary shares which may be issued under the Share Option Plan and under any other SHL share incentive option plan is 4,077,346, subject to adjustments as provided in the Share Option Plan. As of May 1, 2025, 1,677,309 shares remain available for grant.

Pursuant to the Share Option Plan, the exercise price shall be the closing price for an ordinary share on the last trading day prior to the grant, unless determined otherwise by our Board of Directors in its discretion. However, with respect to all option grants since May 2010, the Board of Directors determined in each case that the exercise price for such option grants shall be the average share price in the thirty (30) trading days preceding the date of grant. The foregoing has also been stipulated as the exercise price applicable to any grants of share-based compensation to our officers pursuant to our Compensation Policy. Further, pursuant to a resolution of the Board as of November 7, 2010, all options issued under the Share Option Plan are exercised by way of the net exercise method.

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

Our Articles of Association provide that our Board of Directors consists of not less than three (3) and not more than nine (9) directors, including two (2) external directors, until otherwise determined by ordinary resolution of our shareholders. Our Board currently consists of six directors, each of whom was elected at our annual general meeting of shareholders held on February 4, 2024, to serve until our next annual general meeting of shareholders, except that Yehoshua (Shuky) Abramovich, one of our external directors, was reelected for a second three-year term commencing on June 28, 2023, at our special general meeting of shareholders held on June 22, 2023, and Orna Carni, our other external director, was elected for a three-year term at our special general meeting of shareholders held on December 10, 2024. See Item 6.A, “Directors, Senior Management and Employees—Directors and Senior Management” for further details regarding the periods of service of each of our current directors.

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

Terms of Office

Our current Board of Directors is comprised of Dr. Itamar Offer (Chairman), Prof. Amir Lerman, Mr. Ido Nouberger, Mr. Nir Rotenberg, Mr. Yehoshua (Shuky) Abramovich (external director) and Ms. Orna Carni (external director). The terms of office of Yariv Alroy, Prof. Amir Lerman, Ido Nouberger and Nir Rotenberg will expire at our 2025 annual general meeting, which is scheduled to be held on May 28, 2025. The term of office of Orna Carni will expire on December 10, 2027, and the term of office of Yehoshua (Shuky) Abramovich will expire on June 27, 2026. None of our directors have service contracts with the company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see Item 6.B, “Directors, Senior Management and Employees—Compensation.”

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

Independence under SEC Standards

Each of our two external directors, Mr. Yehoshua (Shuky) Abramovich and Ms. Orna Carni, is considered “independent” under SEC independence standards in addition to the Israeli Companies Law. Prof. Amir Lerman is also considered “independent” under SEC independence standards.

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

The Audit Committee currently consists of Mr. Yehoshua (Shuky) Abramovich, Ms. Orna Carni and Prof. Amir Lerman. The Audit Committee consists exclusively of members of our board of directors who are financially literate. Our Board of Directors has determined that Mr. Abramovich is the financial expert under the SEC definition and all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. The members of the Audit Committee are appointed by our Board of Directors.

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

The Compensation Committee currently consists of Mr. Yehoshua (Shuky) Abramovich, Ms. Orna Carni and Prof. Amir Lerman. Our Board of Directors has determined that all members of the Compensation Committee satisfy the “independence” requirements under the SEC’s standards. The members of the Compensation Committee are appointed by our Board of Directors.

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

Investment Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board of Directors has voluntarily appointed an investment committee as of February 21, 2019 (the “Investment Committee”). The task of the Investment Committee is to determine the investment policy of the Company’s cash proceeds that are not required for its ongoing operations as will be from time to time. The members of the Investment Committee as of the date of this Annual Report are Mr. Yehoshua (Shuky) Abramovich (chairman), Mr. Nouberger and Mr. Rotenberg..

Executive Committee

Although not mandatory under the provisions of the Israeli Companies Law, the Board voluntarily appointed an advisory executive committee as of May 17, 2020 (“Executive Committee”). The task of the Executive Committee is to assist the CEO and the Company in operating its ongoing business. The members of the Executive Committee as of the date of this Annual Report are Dr. Offer, Mr. Yehoshua (Shuky) Abramovich, Mr. Nouberger and Mr. Rotenberg.

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

Board Diversity Matrix (As of May 1, 2025)
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

As of December 31, 2024, we had approximately 526 full-time employees. The total number of full-time employees as of the end of financial years 2023 and 2022 was approximately 583 and 402. A breakdown of such employees by country and division as of December 31, 2024, is below.

	Israel	Germany	U.S.A.	Total
Operation	284	88	-	372
Research & Development	16	16	-	32
Sales & Marketing	39	8	3	50
General & Administrative	52	19	1	72

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

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of May 1, 2025:

Name	Total Shares Beneficially Total Shares Owned		Number of Options	Percentage of Ordinary Shares
Dr. Itamar Offer	—		—	—
Ido Nouberger	1,406,236	**		8.6%
Nir Rotenberg	791,405	***		4.9%
Prof. Amir Lerman	5,694		18,000	*
Yehoshua (Shuky) Abramovich	16,961		18,000	*
Orna Carni	—		—	—
David Arnon	—		400,000	2.4%
Lior Haalman	—		320,000	1.9%
Bernd Altpeter	—		100,000	*

*	Represents less than one percent.

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

The options in the above table are exercisable according to the “Net Exercise” method to our ordinary shares. The aggregate number of ordinary shares underlying such options is up to 949,124. The exercise price of the options ranges from CHF 5.34 to CHF 19.33 and the weighted average exercise price of the options is CHF 8.17. The expiration dates of the options range from June 6, 2025 to February 13, 2031.

Our officers and directors have the same voting rights with respect to their shares as our other shareholders.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO ERRONEOUSLY AWARDED COMPENSATION Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of May 1, 2025 by each person or entity who we know beneficially owns 3% or more of our outstanding ordinary shares (including ordinary shares represented by ADSs), in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares. The FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of May 1, 2025 to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,392,754 ordinary shares issued and outstanding as of May 1, 2025. Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not separately indicate other purchase or sale positions (in terms of derivatives such as call or put options).

			Share Options	Percent of
Identity of Person or Group	Amount Owned		Current	Class
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China) (1)	5,969,413			36.4%
More Provident Funds (Ramat Gan, Israel)	2,111,576	(2)		12.9%
Value Base Group (Tel Aviv, Israel) (2)	1,406,236	(3)		8.6%
Yariv Alroy (Herzliya, Israel)	801,456			4.9%
Danbar Finance Ltd. (Tel Aviv, Israel) (4)	791,405	(5)		4.8%
Sphera Funds Management (Tel Aviv, Israel)	632,456	(6)		3.9%

(1)
Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)	Based on the Schedule 13G/A filed by More Provident Funds with the SEC on November 13, 2024.

(3)
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

(4)	Based on the Schedule 13D/A filed by Value Base with the SEC on February 12, 2024.

(5)
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

(6)	Based on the Schedule 13D/A filed by Danbar with the SEC on February 14, 2024.

(7)	Based on the Form 13F-HR filed by Sphera Funds Management with the SEC on February 14, 2024.

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

As of May 1, 2025, ADRs evidencing 1,419,516 ordinary shares were outstanding. The 1,419,516 ordinary shares represented by those ADRs (approximately 8.6% of SHL’s outstanding ordinary shares) were registered in the name of UBS Switzerland AG, the custodian for the Depositary. We believe that most or all of these ADRs were held of record by persons outside the United States. As of May 1, 2025, based on the list of the registered holders of our ordinary shares, there were no registered holders of our ordinary shares showing as residing in the United States. Since certain of SHL’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record may not be representative of the number of beneficial holders resident in the United States.

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

In September 2024, our shareholders, following the approval of the Compensation Committee and the Board, approved Mr. David Arnon’s terms of office as Chief Executive Officer. Pursuant to the employment terms, Mr. Arnon entitled, inter alia, to a monthly salary in the amount of NIS 90,000, and a grant of options to purchase 90,000 ordinary shares under the Share Incentive Plan. The exercise price for options to purchase up to 200,000 Ordinary Shares is $8.00 (7.12 CHF) per share, and for the remaining options to purchase 200,000 ordinary shares will be $6.00 (5.34 CHF) per share, but in any event not less than the average closing price of the ordinary shares on the SIX during the thirty (30) trading day period preceding the date of such grant. The options will vest over a four-year period in equal annual installments, provided the Mr. Arnon is still serving as our CEO as of each such vesting date. For the avoidance of doubt, the options with the different exercise prices (as described above) will vest simultaneously on a pro-rata basis. In the event of a “Change of Control” (defined as a transaction as a result of which a shareholder or a group of shareholders acting jointly will hold over 40% of the voting rights in the Company) and the termination of Mr. Arnon’s employment by the Company, all unvested Options will immediately become fully vested and exercisable.

Mr. Arnon is also eligible to receive an annual bonus in an amount equal to up to twelve (12) monthly salaries, determined as a percentage of certain minimum pre-set “profit before tax” levels achieved by the Company during 2024 and 2025. Mr. Arnon’s employment agreement may be terminated by either party upon 120 days’ advance notice to the other party. We also make contribution on Mr. Arnon’s behalf into a pension and manager’s insurance policy (including an insurance policy for the loss of work ability) and study fund as customary in Israel. We also provide Mr. Arnon with a car leased or bought by the Company with a value up to NIS 250,000.

In June 2022, our shareholders, following the approval of the Compensation Command the Board, approved Mr. Erez Nachtomy’s amended terms of office as Acting Chief Executive Officer. Pursuant to the amended employment terms, Mr. Nachtomy was entitled, inter alia, to a service fee in the amount of NIS 93,600 commencing on June 29, 2022, and upon meeting the terms set forth in Section 9 to the company’s Compensation Policy (Special Cash Bonus) a bonus equivalent to three monthly fees, provided, however, that said bonus could be received only once in one given year and further provided that the accumulated amount of the annual cash bonus for the CEO and the special cash bonus could not exceed twelve (12) times the CEO monthly fee in one given year.

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

As noted above, the office space leased by our Mediton business in Israel is owned by an affiliate of a former shareholder in Mediton. The monthly rent amount under the lease is approximately $43,000. The term of the lease runs until 2035.

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

Dividend Policy

We declared a dividend of $1.00 per ordinary share on March 18, 2019, which was paid on April 16, 2019. The aggregate amount paid was approximately $10.5 million. We did not pay a dividend in any of 2020-2024.

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

No significant change has occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the SIX under the symbol “SHLTN” since November 15, 2000. Our ADSs were listed for trading on the Nasdaq Capital Market under the symbol “SHLT” since April 3, 2023. On March 11, 2025, we announced our intention to voluntarily delist from the Nasdaq Capital Market, terminate our ADR program and deregister from, and terminate our reporting obligations under, the Exchange Act. Our ADRs ceased trading on the Nasdaq Capital Market on April 2, 2025.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income (including, but not limited to, dividends, interest and capital gain) in excess of NIS 721,560 (for each of years 2025 through 2027 (the “Threshold Amount”). Commencing as of January 1, 2025, an additional tax at a rate of 2% applies to capital income (including dividends, interest and capital gains) exceeding the Threshold Amount

Estate and Gift Tax

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

We do not believe we were a PFIC for our 2024 taxable year. While we also do not believe we will be a PFIC for the current taxable year, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or in future taxable years. Because we may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of ordinary shares and ADSs, which may fluctuate considerably, we may be a PFIC in the current or future taxable years under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis, and our status in future years will depend on our income, assets, market capitalization and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

	Change in
	U.S.
	Dollars	Effect on
	rate	profit tax
2024	+5%	(159)
	-5%	159

2023	+5%	(721)
	-5%	721

2022	+5%	(320)
	-5%	320

		Effect on
	Change in	profit
	EUR rate	before tax
2024	+5%	(32)
	-5%	32

2023	+5%	(66)
	-5%	66

2022	+5%	(38)
	-5%	38

As of December 31, 2024, we had bank deposits of $2 million in U.S. Dollars. As of December 31, 2023, we had bank deposits of $14 million and $1.5 million in U.S. Dollars and EUR, respectively. As of December 31, 2022, we had bank deposits of $6.2 million and $0.8 million in U.S. Dollars and EUR, respectively. The amounts presented in the above table represent the effect on profit before tax of a potential increase/decrease of 5% in the exchange rates between NIS and U.S. Dollars and EUR.

We closely monitor our foreign currency risk. Pursuant to the tables above, we do not believe that our foreign currency risk could have a material impact on the results of our business at this time. However, to the extent we believe that our foreign currency risk would materially impact our business, the company would consider entering into foreign currency hedging transactions, such as currency swaps or forwards, in order to mitigate that risk.

c.	Market risk:

We have investments in marketable financial instruments that are classified as financial assets at fair value through profit or loss in respect of which we are exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2024, 2023 and 2022, the balance of these investments is $9,843, $8,978 and $8,517, respectively.

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of our profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/	Effect on
	decrease in	profit
	price	before tax
2024	+5%	492
	-5%	(492)

2023	+5%	449
	-5%	(449)

2022	+5%	426

d.	Fair value of financial instruments not measured at fair value:

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

In addition to our floating rate debt obligation, we also had cash and cash equivalents and short-term investments of approximately $17.5 and $26.0 million as of December 31, 2024, and December 31, 2023, respectively. Our cash and cash equivalents and short-term investments are held primarily for short term operating capital purposes. Further, our cash and cash equivalents are held primarily in bank deposits and marketable securities. Due to the short-term nature of these instruments, we do not believe that the effect of a reasonably possible increase of 5% of the interest rate would have a material impact on our profit before tax.

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

As required by Rules 13a‑15 and 15d‑15 promulgated under the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Annual Report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described in Item 15(b) below.

(b) Management’s annual report on internal control over financial reporting.

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to material weaknesses in our Information Technology General Controls ("ITGC") described below. As defined in Rule 12b-2 promulgated under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses we identified in our ITGC include a lack of documentation of the performance of controls related to management of access, segregation of duties and management of program changes.  We did not fully design, implement and monitor general information technology (“IT”) controls in the areas of user access and program change-management for systems supporting all of our internal control processes. Specifically, management did not design and maintain (1) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel and (2) program change management controls to ensure that IT program and data changes affecting financial information technology applications and underlying accounting records were authorized, tested and implemented appropriately. As a result, business process controls (automated and IT-dependent manual controls) that were dependent on our ITGCs, or that used data produced from systems impacted by our ITGCs, were deemed not effective as of December 31, 2024.

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

We currently are implementing or have implemented several items, as described below, to remediate the material weaknesses described above. Management is committed to ensuring that our internal control over financial reporting is designed and operating effectively. For example, we are replacing important elements of our ITGCs as they relate to financial reporting and are incorporating them into the design of our processes and controls within a new enterprise resource planning system, which is expected to be effective prior to the end of 2025.

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

Our board has determined that Mr. Yehoshua (Shuky) Abramovich is an “audit committee financial expert” serving on our audit committee, as such term is defined in Item 16A(b) of Form 20‑F by the Securities and Exchange Commission’s rules.

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

Or Kost Forer Gabbay & Kasierer, a Member of EY Global has served as our independent registered public accountant for each of last two fiscal years for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for professional services and other services rendered by Ernst and Young and the various member firms of Ernst and Young to us, including some of our subsidiaries, in fiscal years 2024 and 2023

	2024	2023
Particulars	(US$)	(US$)
Audit fees (audit and review of financial statements and offerings)	439	460
Audit-related fees	—	—
Tax fees	—313	—
All other fees	—	—
Total	752	460

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

Not applicable.

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

Finally, we have implemented a continuous monitoring and review program to ensure that our cybersecurity program is effective and up to date, managed by our Chief Information Security Officer and his team. This program includes regular penetration tests, vulnerability assessments and incident response drills, weekly reporting to the CIO and annual reporting to the CEO. No cyber incidents and/or data breaches occurred in 2024 and 2023.

Although not mandatory under the provisions of the Israeli Companies Law, our Board established the Cyber Committee as of February 10, 2020. The task of the Cyber Committee is to recommend to the Board actions and measures to be taken in connection with the Company’s information technology, including, among other things, developing, maintaining and promoting the security of the Company’s systems, networks and data, as well as supervising and monitoring the implementations of all such actions and measures.  The Cyber Committee meets from time to time when necessary.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have furnished the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this Item 18 are included in this Annual Report beginning on page F‑1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit
No.	Document

1.1*	Articles of Association of the Registrant.

2.1*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.2*	Form of Registrant’s American Depositary Receipt (included as Exhibit A to Exhibit 2.1).

2.3†	Description of the Registrant’s securities registered under Section 12 of the Exchange Act.

4.1*	2021 Executive and Key Employee Israeli Share Incentive Plan.

4.2*	Share Purchase Agreement, dated August 25, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.3*	Amendment No. 1 to Share Purchase Agreement, dated December 20, 2021, among the Registrant, Mediton Medical Centers Chain Ltd. and Medishur Ltd.**

4.4*	Consulting Agreement dated July 1, 2020, by and between the Registrant and Irit Alroy.

4.5#	Employment Agreement, dated July 28, 2024, between the Registrant and David Arnon.

8.1#	Subsidiaries of the Registrant.

11.1†	Code of Ethics of the Registrant.

12.1#	CEO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2#	CFO Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1##	CEO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2##	CFO Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS#	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH#	Inline XBRL Taxonomy Extension Schema Document

101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104#	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the Company’s Registration Statement on Form 20‑F (File No. 001‑41641).

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

SHL TELEMEDICINE LTD.

	By:	/s/ David Arnon
Name: David Arnon
Title: Chief Executive Officer

Date: May 15, 2025

SHL TELEMEDICINE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SHL TELEMEDICINE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SHL Telemedicine Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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
May 15, 2025

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	7,679	6,693
Short-term investments	6	9,843	19,557
Trade receivables	7	7,309	8,557
Inventory	2e	1,171	3,459
Other accounts receivable	9	1,470	1,792

		27,472	40,058
NON-CURRENT ASSETS:
Inventory	2e	3,070	1,913
Prepaid expenses	8	2,850	3,220
Call option to non-controlling interests, net	17	-	147
Long-term deposits		301	328
Right-of-use assets	12	5,827	7,214
Deferred taxes	19d	1,448	2,055

		13,496	14,877

PROPERTY AND EQUIPMENT, NET	10	4,961	4,892

GOODWILL	11	19,131	32,965

INTANGIBLE ASSETS, NET	11	15,699	20,257

Total assets		80,759	113,049

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2024	2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and others	13	2,206	2,160
Current maturities of lease liabilities	12	2,131	2,435
Deferred revenues	15	316	304
Income taxes payable	19	231	119
Trade payables		3,649	3,884
Liability for acquisition of non-controlling interests	20	8,540	-
Other payables	16	9,468	8,536

		26,541	17,438
NON-CURRENT LIABILITIES:
Loans from banks	14	8,197	10,460
Deferred taxes	19d	2,000	2,313
Lease liabilities	12	3,584	4,804
Employee benefit liabilities	18	1,189	1,573

		14,970	19,150

Total liabilities		41,511	36,588

EQUITY:	23
Attributable to equity holders of the Company:
Issued capital		48	48
Additional paid-in capital		156,690	156,334
Treasury shares		(2)	(2)
Foreign currency translation reserve		(6,351)	(5,294)
Capital reserve for options		1,514	1,514
Capital reserve for remeasurement gains on defined benefit plans		1,192	1,058
Capital reserve from transactions with non-controlling interests		(5,618)	-
Accumulated deficit		(108,225)	(80,130)

		39,248	73,528

Non-controlling interests		-	2,933

Total equity		39,248	76,461

Total liabilities and equity		80,759	113,049

The accompanying notes are an integral part of the consolidated financial statements.

May 15, 2025	/s/ Itamar Offer	/s/ David Arnon
Date of approval of the	Itamar Offer	David Arnon
financial statements	Chairman of the Board	CEO

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2024	2023	2022

Revenues	24a	56,779	57,075	58,998
Cost of revenues	24b	30,986	31,814	31,809

Gross profit		25,793	25,261	27,189

Research and development costs	24c	5,357	5,260	3,788
Selling and marketing expenses	24d	10,450	10,581	11,403
General and administrative expenses	24e	17,052	16,228	16,748
Other expenses	24g	19,727	2,198	416

Operating loss		(26,793)	(9,006)	(5,166)
Financial income	24f(1)	1,447	4,833	8,833
Financial expenses	24f(2)	(1,468)	(1,791)	(2,355)

Profit (loss) before taxes on income		(26,814)	(5,964)	1,312
Tax expenses	19b	939	891	1,097

Net profit (loss)		(27,753)	(6,855)	215

Other comprehensive income:

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Re-measurement gain on defined benefit plans	18	134	52	581
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation reserve		(1,124)	(2,119)	(6,699)

Total other comprehensive income		(990)	(2,067)	(6,118)

Total comprehensive loss		(28,743)	(8,922)	(5,903)

Net profit (loss) attributable to:
Equity holders of the Company		(28,095)	(7,056)	(76)
Non-controlling interests		342	201	291

		(27,753)	(6,855)	215

Comprehensive income (loss) attributable to:
Equity holders of the Company		(29,018)	(9,001)	(5,775)
Non-controlling interests		275	79	(128)

		(28,743)	(8,922)	(5,903)
Earnings per share:
Basic loss	25	(1.71)	(0.43)	(0.01)
Diluted loss	25	(1.71)	(0.54)	(0.49)

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Issued capital		Additional paid-in capital		Treasury shares	Foreign currency translation reserve	Capital reserve for options	Capital reserve for remeasurement gains on defined benefit plans	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	42		125,484		(86)	2,966	1,002	442	-	(72,998)	56,852	3,911	60,763
Exercise of share options	1		2,975		-	-	-	-	-	-	2,976	-	2,976
Exercise of Employee options	*	)	(84)		-	-	-	-	-	-	-	-	-
Share-based payments	-		1,347		-	-	-	-	-	-	1,347	410	1,757
Equity component of transaction with non-controlling interest	-		287		-	-	-	-	-	-	287	(287)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	-	(130)	(130)
PPA Adjustments	-		-		-	-	-	-	-	-	-	(174)	(174)
Net profit	-		-		-	-	-	-	-	(76)	(76)	291	215
Total other comprehensive income (loss)	-		-		-	(6,257)	-	558	-	-	(5,699)	(419)	(6,118)

Balance as of December 31, 2022	43		130,009		(2)	(3,291)	1,002	1,000	-	(73,074)	55,687	3,602	59,289
Exercise of share options	5		25,114		-	-	512	-	-	-	25,631	-	25,631
Exercise of Employee options	*	)	*	)	-	-	-	-	-	-	-	-	-
Share-based payments	-		1,116		-	-	-	-	-	-	1,116	136	1,252
Equity component of transaction with non-controlling interest	-		95		-	-	-	-		-	95	(95)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-	-	-	-	(789)	(789)
Net profit (loss)	-		-		-	-	-	-	-	(7,056)	(7,056)	201	(6,855)
Total other comprehensive income (loss)	-		-		-	(2,003)	-	58	-	-	(1,945)	(122)	(2,067)

Balance as of December 31, 2023	48		156,334		(2)	(5,294)	1,514	1,058	-	(80,130)	73,528	2,933	76,461
Share-based payments	-		333		-	-	-		-	-	333	33	366
Equity component of transaction with non-controlling interest	-		23		-	-	-		-	-	23	(23)	-
Dividend paid to non-controlling interests	-		-		-	-	-	-		-	-	(279)	(279)
Acquisition of non-controlling interests	-		-		-	-	-	-	(5,618)	-	(5,618)	(2,939)	(8,557)
Net profit (loss)	-		-		-	-	-		-	(28,095)	(28,095)	342	(27,753)
Total other comprehensive income (loss)	-		-		-	(1,057)	-	134	-	-	(923)	(67)	(990)

Balance as of December 31, 2024	48		156,690		(2)	(6,351)	1,514	1,192	(5,618)	(108,225)	39,248	-	39,248

*)          Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net profit (loss)	(27,753)	(6,855)	215

Adjustments required to reconcile net profit (loss) to net cash used in operating activities:

Income and expenses not involving operating cash flows:

Depreciation and amortization	7,541	7,692	7,134
Impairment of Goodwill	13,450	-	-
Impairment of intangible assets	2,765	-	-
Capital loss from disposals of property and equipment	25	278	51
Impairment of property, and equipment	164	-	-
Capital gain from amendment of lease liabilities	(6)	(399)	-
Change in employee benefit liabilities, net	(187)	180	90
Financial income, net	630	(2,446)	(7,443)
Valuation loss (gain) from short-term investments	(558)	(848)	769
Cost of share-based payments	366	1,252	1,757
Tax expenses	939	891	1,097

	25,129	6,600	3,455
Changes in operating assets and liabilities:

Increase in trade receivables, net	1,183	(975)	(641)
Increase in inventory	625	(156)	(2,544)
Increase in prepaid expenses	347	44	(21)
Decrease (increase) in other accounts receivable	310	62	(471)
Increase (decrease) in trade payables	(211)	235	1,264
Decrease in deferred revenues	14	51	(246)
Increase in other accounts payable	266	965	845

	2,534	226	(1,814)
Cash paid and received:

Interest received	1,302	621	429
Interest paid	(1,165)	(1,296)	(1,010)
Income tax received	367	8	87
Income taxes paid	(786)	(800)	(1,435)

	(282)	(1,467)	(1,929)

Net cash used in operating activities	(372)	(1,496)	(73)

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Purchase of property and equipment	(950)	(1,289)	(1,661)
Investment in intangible assets	(2,714)	(4,203)	(5,243)
Investment in short-term deposits	-	(9,840)	(5,705)
Proceeds from short-term deposits	10,023	5,855	-
Proceeds from sale of fixed assets	27	-	-
Purchase of short-term investments	(3,015)	(2,291)	(5,588)
Proceeds from sale of short-term investments	2,662	2,422	11,764

Net cash used in investing activities	6,033	(9,346)	(6,433)

Cash flows from financing activities:

Dividend paid to non-controlling interests	(279)	(789)	(130)
Payment of lease liabilities	(2,468)	(2,648)	(2,447)
Exercise of share options	-	20,298	1,961
Payment of long-term loans	(2,118)	(2,070)	(1,665)
Payment of liability to underwriters	-	(1,124)	-

Net cash provided by (used in) financing activities	(4,865)	13,667	(2,281)

Effect of exchange rate changes on cash and cash equivalents	190	(615)	(1,575)

Increase (decrease) in cash and cash equivalents	986	2,210	(10,362)
Cash and cash equivalents at the beginning of the year	6,693	4,483	14,845

Cash and cash equivalents at the end of the year	7,679	6,693	4,483

Non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	1,184	(1,265)	1,658
Incurrence of liability for acquisition of non-controlling interests	(8,557)	-	-

Liability derecognized and recorded in equity upon exercise of share options	-	5,333	1,015

The accompanying notes are an integral part of the consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
SHL Telemedicine Ltd. ("SHL" and/or "the Company") was incorporated in Israel. The registered office is located at Ashdar Building, Yigal Alon St. in Tel Aviv. Its shares are publicly traded on the SIX Swiss Exchange under the symbol SHLTN. In April 2023 the Company started trading its American Depositary Shares (“ADRs”) on The NASDAQ Capital Market (the “Nasdaq”), under the ticker symbol “SHLT” – see Note 27c.

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

b.	The effects of the October 7th. War:

On October 7, 2023, war broke out in Israel ("The War"). The War led to a slowdown in business activity throughout the Israeli economy, as a result, among others, of the shutdown of enterprises in the south and north of Israel, the damage to local infrastructures, the nationwide military reserve draft for an indefinite period and the disruption of economic activity in the entire country.

The potential fluctuations in commodity prices, foreign currency exchange rates, availability of materials and manpower, local services and access to local resources are all liable to affect entities whose main operations are conducted in or with Israel.

Although Mediton's operations, which provide services that are based on a fee-for-service model, were affected by The War during the last quarter of 2023, it was back on track in the beginning of 2024. SHL B2C cardio services in Israel had no major business adverse impact. As of the reporting date, the Company’s activities in the Israeli market are continuing with no significant interruptions.

Following the start of the War, at the beginning of 2024, international rating agencies such as S&P, Moody’s downgraded Israel’s credit rating. Additional downgrading was announced later during the year. The above-mentioned downgrading of the credit rating of the State of Israel may have a potential negative impact on the Israeli economy and on the Company. It also has a possible negative impact on interest rates, and hence of the Company’s finance costs, as well as on a potential future debt raising, if any.

Towards the end of the reporting year, ceasefire agreements were signed in Lebanon and Gaza. However, the agreements are not being fully complied with as of the report’s publication date. Therefore, at this stage it is impossible to assess the full effect of the War on the Company and its results in the medium term.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	Potential Impact of the new US Tariffs:

The imposition of new tariffs by the Trump administration could create several challenges for an Israeli company that conducts business with the United States.

However, given the current very small size of Company activity in the US no significant adverse impact on the Company is expected.

NOTE 2:-	ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	These financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

A put option granted by the Group to non-controlling interests and concurrently a call option received by the Group from the non-controlling interests that can be settled in cash or by the delivery of a variable number of shares are accounted for as a derivative financial liability or asset presented on a net basis and measured at fair value. The non-controlling interests continue to be recognized in equity until the put or call options are exercised. See Note 20 for further information.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated at constant annual rates on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Medical equipment	10 - 15	(mainly 15)%
Motor vehicles and ambulances	15 - 20	(mainly 20)%
Office furniture and equipment	6 - 7	(mainly 6)%
Computers and peripheral equipment	15 - 33	(mainly 20)%
Leasehold improvements	see below
Telemedicine devices on loan to customers	10

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

Amortization of the asset begins when development is complete and the asset is available for use. As for the testing of impairment, see k below.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

s.	Exchange rates and linkage basis:

Data regarding Israeli CPI and exchange rates of the U.S. dollar, the Euro and the Swiss Franc in relation to the NIS is as follows:

	Israeli	Exchange rate of
For the year ended	CPI	€	U.S. $	CHF
	Points *)	NIS

December 31, 2024	256.6	3.8	3.65	4.03
December 31, 2023	248.6	4.01	3.63	4.31
December 31, 2022	241.4	3.75	3.52	3.82

Change during the year	%

2024	3.2	(5.8)	0.1	(6.5)
2023	3	6. 9	3.1	12.8

*)	The index on an average basis of 1993 = 100.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	ACCOUNTING POLICIES (Cont.)

t.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

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

The Original Amendment and Subsequent Amendment are both applied retrospectively for annual periods beginning on January 1, 2024.

The above Amendments did not have a material impact on the Company's consolidated financial statements.

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

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates":

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" ("the Amendments") to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

b.	Amendments to IFRS 9, "Financial Instruments", and IFRS 7, "Financial Instruments: Disclosures":

On May 30, 2024, the IASB issued "Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7" ("the Amendments"). The Amendments clarify certain aspects of the classification and measurement of financial instruments.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The Amendments address the following:

Derecognition of a financial liability settled through an electronic transfer system - an entity is permitted to make an accounting policy election to derecognize a financial liability (or part of it) that is settled in cash using an electronic payment system before the settlement date if certain conditions are met. An entity that makes this accounting policy election is required to apply it to all financial liabilities settled using the same electronic payment system.

Assessing contractual cash flow characteristics for the classification of financial assets - the Amendments clarify how to assess the characteristics of contractual cash flows of financial assets with features linked to environmental, social and corporate governance (ESG) targets and other similar contingent features. The Amendments also enhance the description of the term 'non-recourse' and clarify the characteristics of contractually linked instruments (CLIs).

Disclosures – the Amendments to IFRS 7 introduce new disclosure requirements for financial assets and liabilities with contractual terms that include contingent features (including ESG-related) and new disclosures for investments in equity instruments measured at fair value through other comprehensive income (FVTOCI).

The Amendments are to be applied retrospectively commencing from annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted subject to disclosure. An entity is permitted to early adopt only the Amendments that relate to the classification of financial assets and the related disclosures. An entity is not required to restate prior periods, but may do so if, and only if, it is possible to do so without the use of hindsight.

The Amendments are not expected to have a material effect on the Company's consolidated financial statements.

c.	IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements".

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows" and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2024	2023

Cash in banks (mainly in NIS)	3,005	6,271
Short-term deposits (mainly in NIS)	4,674	422

	7,679	6,693

NOTE 6:-	SHORT-TERM INVESTMENTS

	December 31,
	2024	2023
Marketable securities:

Financial assets at fair value through profit or loss (mainly in USD)
Corporate bonds	3,415	4,181
Government bonds and loans	1,564	784
Shares	578	638
Exchange Traded Funds	4,286	3,375

	9,843	8,978

Short-term deposits	-	10,579

	9,843	19,557

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	TRADE RECEIVABLES

	December 31,
	2024	2023

Accounts receivable (1)	7,169	8,419
Other	140	138
Allowance for doubtful accounts	-	-

	7,309	8,557

(1)	The terms of billed accounts receivable are generally 30-60 days. As of December 31, 2024 and 2023, there were no material billed receivables that were past due.

NOTE 8:-	PREPAID EXPENSES

Amortization of prepaid expenses (costs of obtaining contracts – see Note 2o) amounted to $746 in the year ended December 31, 2024 (2023- $731).

NOTE 9:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2024	2023

Interest receivable	64	53
Government authorities	173	298
Advances to supplies	584	328
Prepaid expenses	606	552
Others	43	561

	1,470	1,792

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	PROPERTY AND EQUIPMENT

	Computers and peripheral equipment	Medical equipment	Office furniture and equipment	Motor vehicles and ambulances	Leasehold improvements	Devices on loan	Total
Cost:

Balance as of January 1, 2023	16,856	5,466	2,198	2,210	3,930	41,191	71,851
Additions during the year	699	7	66	181	127	209	1,289
Disposals during the year	(3,275)	-	(366)	(46)	-	(4,497)	(8,184)
Transfer from inventory, net	-	-	-	-	-	226	226
Currency translation differences	(348)	(165)	(33)	(60)	(106)	(1,126)	(1,838)

Balance as of December 31, 2023	13,932	5,308	1,865	2,285	3,951	36,003	63,344
Additions during the year	513	34	25	201	82	95	950
Disposals during the year	(12,521)	(5,102)	(895)	(933)	(2,611)	(229)	(22,291)
Transfer from inventory, net	-	-	-	-	-	462	462
Currency translation differences	(230)	(102)	(27)	(23)	(72)	(153)	(607)

Balance as of December 31, 2024	1,694	138	968	1,530	1,350	36,178	41,858

Accumulated depreciation:

Balance as of January 1, 2023	15,821	5,359	1,611	1,923	2,946	39,539	67,199
Additions during the year	329	26	104	60	139	300	958
Disposals during the year	(3,113)	-	(325)	(46)	-	(4,422)	(7,906)
Currency translation differences	(344)	(160)	(27)	(59)	(84)	(1,125)	(1,799)

Balance as of December 31, 2023	12,693	5,225	1,363	1,878	3,001	34,292	58,452
Additions during the year	337	25	88	109	147	329	1,035
Disposals during the year	(12,521)	(5,102)	(895)	(933)	(2,611)	(182)	(22,244)
Impairment	-	-	-	-	-	164	164
Currency translation differences	(224)	(101)	(26)	(21)	(58)	(80)	(510)

Balance as of December 31, 2024	285	47	530	1,033	479	34,523	36,897

Depreciated cost as of December 31, 2024	1,409	91	438	497	871	1,655	4,961

Depreciated cost as of December 31, 2023	1,239	83	502	407	950	1,711	4,892

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2024, net of accumulated amortization	9,878	-	10,056	323	20,257	32,965
Additions during the year	2,714	-			2,714	-
Amortization during the year	(2,794)	-	(1,286)	(104)	(4,184)	-
Impairment, see Note 24g	(2,553)	-	-	(212)	(2,765)	(13,450)
Currency translation differences	(242)	-	(74)	(7)	(323)	(384)

As of December 31, 2024, net of accumulated amortization	7,003	-	8,696	-	15,699	19,131

As of December 31, 2024:

Cost	45,950	7,309	15,964	606	69,829	19,131
Accumulated amortization	(38,947)	(7,309)	(7,268)	(606)	(54,130)	-

Net carrying amount	7,003	-	8,696	-	15,699	19,131

	Development costs	Contracts and others	Customer relations	Information Technology	Total other intangible assets	Goodwill (1)

As of January 1, 2023, net of accumulated amortization	8,274	-	11,737	414	20,425	33,745
Additions during the year	4,203	-	-	-	4,203	-
Amortization during the year	(2,770)	-	(1,309)	(104)	(4,183)	-
Currency translation differences	171	-	(372)	13	(188)	(780)

As of December 31, 2023, net of accumulated amortization	9,878	-	10,056	323	20,257	32,965

As of December 31, 2023:

Cost	44,131	7,766	16,215	644	68,756	32,965
Accumulated amortization	(34,253)	(7,766)	(6,159)	(321)	(48,499)	-

Net carrying amount	9,878	-	10,056	323	20,257	32,965

(1)
The recoverable amount of the cash generating units to which the goodwill mainly relates has been determined based on a calculation using cash flow projections from financial budgets approved by senior management covering a five-year period.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The carrying amount of the goodwill has been allocated to the following cash generating units:

	December 31,
	2024	2023

Israel - Telemedicine	3,109	3,126
Israel – Mediton	16,022	16,111
Germany	-	13,728

	19,131	32,965

The recoverable amount of each of the cash generating units has been determined based on calculation using cash flow projections from financial budgets and forecasts approved by senior management covering a five-year period. The key assumptions used in the calculations are the (i) discount rate (ii) growth rate of revenues in the 5 year forecast period subsequent to end of the reporting period, and (iii) growth rates used to extrapolate cash flows beyond the forecast period.

The pre-tax discount rate applied to cash flow projections are as follows:

	December 31,
	2024	2023

Israel - Telemedicine	19.3%	20.7%
Israel – Mediton	17.6%	19.4%
Germany	15.4%	20.5%

The average growth rate of revenues in the 5 year forecast period subsequent to the end of the reporting period, are as follows:

	December 31,
	2024	2023

Israel - Telemedicine	3%	3.2%
Israel – Mediton	3.6%	4.9%
Germany	2%	11.3%

The cash flows beyond the 5-year period are extrapolated using the following growth rates:

	December 31,
	2024	2023

Israel - Telemedicine	3.2%	3.2%
Israel – Mediton	3.2%	3.2%
Germany	3%	3%

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

In 2024 the Group recognized in profit or loss an impairment loss of $13,450 in respect of goodwill allocated to the cash generating unit of Germany. This impairment loss related to lower than expected business performance in the German market, combined with an ongoing need to continue investing in adjusting the IT service platform.

The recoverable amounts of each of the other two cash generating units exceeds their carrying amounts.

As of December 31, 2024, management of the Group believes that no reasonably possible changes in any of the above key assumptions would cause the carrying amount of the CGUs Telemedicine and Mediton materially exceed their recoverable amounts.

In 2024 the Group recognized in profit and loss an impairment loss of $2,553 in respect of capitalized development costs. This impairment loss related mainly to service applications, developed in the past, which are not in use any more or are not advanced or efficient enough to be used in a profitable way.

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

During 2023, the Group reduced the scope of the lease in Germany. In addition, the Group modified the term of the lease in Germany such that the contract will end in 2027 instead of 2029 and the monthly rent decreased. As a result of this the Group recognized a capital gain of $399.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

a.	Information on leases:

	Year ended December 31,
	2024	2023	2022

Interest expense on lease liabilities	319	343	361
Expenses relating to short-term leases	-	-	25
Total cash outflow for leases	2,787	2,992	2,808

b.	Lease extension and termination options:

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

Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company's lease liabilities:

	More than 5 years
	December 31,
	2024	2023
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	2,217	2,479

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2024	10,432	2,036	12,468
Additions during the year:
New leases	1,105	47	1,152
Adjustments for indexation	115	15	130
Disposals	(683)	(40)	(723)
Currency translation differences	(202)	(27)	(229)

Balance as of December 31, 2024	10,767	2,031	12,798

Accumulated depreciation:

Balance as of January 1, 2024	3,933	1,321	5,254
Additions during the year:
Depreciation and amortization	1,972	350	2,322
Disposals	(522)	(23)	(545)
Currency translation differences	(43)	(17)	(60)

Balance as of December 31, 2024	5,340	1,631	6,971

Depreciated cost at December 31, 2024	5,427	400	5,827

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2023	15,844	1,449	17,293
Additions during the year:
New leases	663	634	1,297
Adjustments for indexation	145	23	168
Disposals	(6,198)	(52)	(6,250)
Currency translation differences	(22)	(18)	(40)

Balance as of December 31, 2023	10,432	2,036	12,468

Accumulated depreciation:

Balance as of January 1, 2023	5,258	997	6,255
Additions during the year:
Depreciation and amortization	2,214	337	2,551
Disposals	(3,520)	-	(3,520)
Currency translation differences	(19)	(13)	(32)

Balance as of December 31, 2023	3,933	1,321	5,254

Depreciated cost at December 31, 2023	6,499	715	7,214

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CREDIT FROM BANKS
	Interest rate (1)	December 31,
	%	2024	2023

Current maturities of long-term loans (see Note 14)	Prime (1)+1.05	2,206	2,160

		2,206	2,160

(1)	The Prime rate as of December 31, 2024 – 6.00% (December 31, 2023 – 6.25%).

NOTE 14:-	LONG-TERM LOANS

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

The loan agreement includes certain financial covenants related to the Company's Israeli operations, as follows: (i) tangible equity of at least NIS 40 million; (ii) tangible equity to total tangible assets of at least 40%; and (iii) net debt to EBITDA of 3.5 at the maximum. As of December 31, 2024 the Company is in compliance with these covenants. The Company expects that it will be in compliance with these covenants in the next 12 months.

b.	Composition:

	December 31,
	2024	2023

Long-term loan	10,403	12,620
Less – current maturities	2,206	2,160

Balance	8,197	10,460

NOTE 15:-	DEFERRED REVENUES

Deferred revenues are in respect of contracts in which the period between receipt of the advance payment and the performance of the service is expected to be less than one year.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	OTHER PAYABLES

	December 31,
	2024	2023

Employees and payroll accruals	5,023	4,376
Accrued expenses	3,075	2,304
Government authorities	973	754
Accruals restructuring	-	686
Other	397	416

	9,468	8,536

NOTE 17:-	FINANCIAL INSTRUMENTS

Financial assets and liabilities:

	Carrying amount
	December 31,
	2024	2023
Financial assets at amortized cost:

Cash and cash equivalents	7,679	6,693
Short term deposits	-	10,579
Trade receivables	7,309	8,557
Other accounts receivable	1,470	1,792
Long term deposits	301	328

Total	16,759	27,949

Financial assets at fair value through profit or loss:

Call option from non-controlling interests	-	147
Short term investments	9,843	8,978

Total	9,843	9,125

Financial liabilities at amortized cost:

Credit from banks and others	2,206	2,160
Trade payables	3,649	3,884
Liability for acquisition of non-controlling interests	8,540	-
Other payables	3,470	8,536
Loans from banks	8,197	10,460
Lease liabilities	5,715	7,239

Total	31,777	32,279

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

	Change in USD rate	Effect on profit tax

2024	+5%	(159)
	-5%	159

2023	+5%	(721)
	-5%	721

	Change in EUR rate	Effect on profit tax

2024	+5%	(32)
	-5%	32

2023	+5%	(66)
	-5%	66

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Market risk:

The Group has investments in marketable financial instruments that are classified as financial assets at fair value through profit or loss in respect of which the Group is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price (level 1 of the fair value hierarchy). As of December 31, 2024, the balance of these investments is $9,843 (2023 - $8,978).

The following table demonstrates the sensitivity to a reasonably possible change in the market price with all other variables held constant, of the Group's profit before tax (due to changes in the carrying amount of marketable securities).

	Increase/ decrease in price	Effect on profit before tax

2024	+5%	492
	-5%	(492)

2023	+5%	449
	-5%	(449)

d.	Fair value of financial instruments not measured at fair value:

The carrying amounts of cash and cash equivalents, trade and other receivables, short-term credit from banks, trade payables and other payables approximate their fair value due to the short-term maturity of such instruments. The carrying amount of long-term bank loan approximates the fair value as the interest rate is variable.

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

The Group has long-term lease liabilities repayable in monthly equal installments until June 2029.

Total aggregate contractual undiscounted payments including interest amounts to approximately $5,946.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2024:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,649	-	-	-	-	-	3,649
Accrued expenses	3,075	-	-	-	-	-	3,075
Liability for acquisition of non-controlling interests	8,540	-	-	-	-	-	8,540
Lease liabilities	2,116	1,653	1,287	767	123	-	5,946
Loans from bank	2,880	2,782	2,682	2,579	1,250	-	12,173

	20,260	4,435	3,969	3,346	1,373	-	33,383

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total

Trade payables	3,884	-	-	-	-	-	3,884
Accrued expenses	2,990	-	-	-	-	-	2,990
PUT option (*)	-	8,225	-	-	-	-	8,225
Lease liabilities	2,542	2,280	1,814	1,615	1,571	953	10,775
Loans from bank	3,023	2,920	2,816	2,710	2,600	1,258	15,327

	12,439	13,425	4,630	4,325	4,171	2,211	41,201

(*)	Estimated gross cash outflow assuming that option will be exercised at earliest possible date.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

g.	Changes in liabilities arising from financing activities:
	January 1, 2024	Cash flows	Foreign exchange movement	Other	December 31, 2024

Lease liabilities (including current maturities)	7,239	(2,468)	(152)	1,096	5,715
Liability for acquisition of non-controlling interests	-	-	(17)	8,557	8,540
Long term bank loan	12,620	(2,118)	(100)	-	10,402

Total liabilities from financing activities	19,859	(4,586)	(269)	9,653	24,657

	January 1, 2023	Cash flows	Foreign exchange movement	Other	December 31, 2023

Lease liabilities (including current maturities)	11,564	(3,048)	(12)	(1,265)	7,239
Liability for underwriters	1,131	(1,124)	(22)	15	-
Long term bank loan	15,176	(2,070)	(486)	-	12,620

Total liabilities from financing activities	27,871	(6,242)	(520)	(1,250)	19,859

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

h.	Fair value:

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

	Financial instruments
	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2024	147	147

Issuance of Share Options	-	-
Remeasurement recognized in:
Profit (loss)	(144)	(144)
Other comprehensive income (loss)	(3)	(3)
Exercise of Share Options into shares
Payment	-	-

As of December 31, 2024	-	-

	Financial instruments
	Liability for share options (*)	Liability to underwriters	Call (Put) option to non-controlling interests, net	Total

Balance as of January 1, 2023	(7,164)	(1,131)	245	(8,050)

Issuance of Share Options
Remeasurement recognized in:
Profit (loss)	1,801	(15)	(89)	1,697
Other comprehensive income (loss)	30	22	(9)	43
Exercise of Share Options into shares	5,333	-	-	5,333
Payment	-	1,124	-	1,124

As of December 31, 2023	-	-	147	147

Presented in balance sheet:

Put option	-	-	147	147

(*)	See Note 22b for information on fair value measurement.

The Company used the Monte Carlo option pricing model when estimating the fair value of the Put and Call Options granted in the acquisition of Mediton Group – in 2021.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

The following table lists the significant inputs to the Monte Carlo model used to determine the fair value of the Put Option net of the Call option:

December 31, 2023

Underlying asset value	35,732
Expected volatility of the share price	34.7%
Discount rate	14.9%
Risk-free interest rate	3.64%
Term of option	2.67 years

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES

a.	Changes in the defined benefit obligation and fair value of plan assets:

2024:

		Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2024	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2024

Defined benefit obligation	(8,492)	(282)	(416)	(14)	(712)	1,281	8	(235)	(227)	62	-	(8,088)
Fair value of plan assets	6,919	-	359	-	359	(912)	-	401	400	(39)	172	6,899

Net defined benefit liability (asset)	(1,573)	(282)	(57)	(14)	(353)	369	8	166	173	23	172	(1,189)

2023:

		Expenses recognized in profit or loss						Gain (loss) from remeasurement in other comprehensive income
	Balance at January 1, 2023	Current service cost	Net interest expense	Past service cost and effect of settlements	Total expense recognized in profit or loss for the period	Payments from the plan	Actuarial gain (loss) arising from changes in financial assumptions	Actuarial gain (loss) arising from experience adjustments	Total effect on other comprehensive income for the period	Effect of changes in foreign exchange rates	Contributions by employer	Balance at December 31, 2023

Defined benefit obligation	(8,153)	(340)	(409)	(35)	(784)	148	81	(7)	74	223	-	(8,492)
Fair value of plan assets	6,658	-	351	-	351	(134)	-	(4)	(4)	(191)	239	6,919

Net defined benefit liability (asset)	(1,495)	(340)	(58)	(35)	(433)	14	81	(11)	70	32	239	(1,573)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

b.	Disaggregation of the fair value of the plan assets:

	Year ended December 31,
	2024	2023

Insurance contracts	6,899	6,919

c.	The principal assumptions underlying the defined benefit plan:

	2024	2023
	%

Discount rate	5.53	5.55
Expected rate of salary increase	2.0-5.45	2.0-5.48

d.	Amount, timing and uncertainty of future cash flows:

Below are reasonably possible changes at the end of the reporting period in each actuarial assumption assuming that all other actuarial assumptions are constant:

	Change in defined benefit obligation
	Year ended December 31,
	2024	2023
Sensitivity test for changes in the expected rate of salary increase:

The change as a result of:

Salary increase of 3.3% (instead of 3.0%) (2023- 6.1% instead of 5.5%)	(38)	(45)

Sensitivity test for changes in the discount rate of the plan assets and liability:

The change as a result of:

Increase of 1% in discount rate	(132)	(153)
Decrease of 1% in discount rate	185	214

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME

a.	Tax rates applicable to the income of the Group companies:

1.	Companies in Israel:

The Israeli corporate income tax rate was 23% in 2024 and 2023.

The deferred taxes are computed at the average tax rate of 23% based on the tax rates that are expected to apply upon realization.

2.	Foreign subsidiaries:

The principal tax rates applicable to the major subsidiaries whose place of incorporation is outside Israel are:

The U.S. - tax at the rate of 21%.
Germany - tax at the rate of 31.4%.

b.	Taxes on income included in the statements of comprehensive income:

	Year ended December 31,
	2024	2023	2022

Current taxes	716	552	749
Deferred taxes	253	409	341
Taxes in respect of prior years	(30)	(70)	7

	939	891	1,097

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

c.	Deferred tax assets (liabilities):

Composition and changes in deferred taxes, as presented in the consolidated balance sheet, are as follows:

	Fixed and intangible assets	Employee benefit liabilities	Short term investments	Carry- forward tax losses	Total

Balance at January 1, 2023	(3,065)	612	-	2,625	172

Amount included in statement of comprehensive income	55	39	(192)	(320)	(418)
Currency translation differences	91	(19)	(3)	(81)	(12)

Balance at December 31, 2023	(2,919)	632	(195)	2,224	(258)

Amount included in statement of comprehensive income (*)	334	(111)	104	(619)	(292)
Currency translation differences	21	(5)	3	(21)	(2)

Balance at December 31, 2024	(2,564)	516	(88)	1,584	(552)

(*)	$39 presented in other comprehensive income.

d.	The deferred taxes are reflected in the balance sheet as follows:

	December 31,
	2024	2023

Non-current assets	1,448	2,055
Non-current liabilities	2,000	2,313

	(552)	(258)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

e.	A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31,
	2024	2023	2022

Income (loss) before taxes on income	(26,814)	(5,964)	1,312

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	(6,167)	(1,372)	302

Increase (decrease) in taxes resulting from:
Taxes in respect of previous years	(30)	(70)	7
Non-deductible expenses (non-taxable income)	2,519	406	(1,699)
Different tax rates	88	63	60
Loss for which deferred taxes were not recognized	4,529	1,864	2,234
Capital losses for which deferred taxes were not recognized	-	-	193

Total tax expenses reported in the consolidated statements of comprehensive income	939	891	1,097

f.	Carry forward tax losses:

The carry forward losses for tax purposes as of December 31, 2024 amount to NIS 242,826,000 ($66,582) (2023 – NIS 227,833,000 ($62,816)) in Israel (which may be carried forward indefinitely) and EUR 32,116,000 ($33,432) (2023 – EUR 29,387,000 ($32,503)) in Europe. In the U.S., SHL USA has federal and state net operating losses and credits of $19,679 (2023 - $15,337), which expire at various times.

Deferred tax assets in the amount of $26,188 (2023 - $23,938) relating to carry forward tax losses as described above, and deductible temporary differences, are not included in the consolidated financial statements as management presently believes that it is not probable that these deferred taxes will be realized in the foreseeable future.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	TAXES ON INCOME (Cont.)

g.	The expiry dates for carry forward tax losses which are not recognized are as follows:

	Year ended December 31,
	2024	2023

First year	762	37
Second year	413	762
Third year	153	413
Fourth year	959	153
Fifth year	730	959
Sixth - Fifteen	3,864	4,891
Unlimited	105,924	93,771

	112,805	100,986

NOTE 20:-	LIABILITY FOR ACQUISITION OF NON-CONTROLLING INTERSTS

In 2021 the Company acquired a 70% interest in the Mediton Group. As part of the acquisition, the Company granted the non-controlling interests (“NCI”) a put option, and concurrently the Company received a call option from the NCI, regarding the remaining 30% interest. As described in Note 2h, the put and call options had been accounted for as a derivative and measured at their net fair value until their exercise.

In September 2024, the NCI notified the Company of its exercise of the put option. As a result, the Company is currently accounting for the notice of exercise as the acquisition of the NCI. The exercise price, based on the binding decision of an arbitrator in March 2025, amounts to NIS 31.1 million ($8,540) which has been recorded as a current liability as of December 31, 2024. The Company has derecognized the carrying amount of the NCI as of the date of exercise, and the difference between the carrying amount and the liability in the amount of $5,618 has been recorded in equity as a capital reserve from transactions with NCI. As of the report’s publication date the closing of the acquisition was not completed yet. The Company intends to finance the acquisition by receipt of a long-term bank loan.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21:-	COMPENSATION OF KEY MANAGEMENT PERSONNEL (INCLUDING DIRECTORS)
		December 31,
		2024	2023	2022
a.	Balances:

	Other accounts payable	101	182	181

		Year ended December 31,
		2024	2023	2022
b.	Transactions:

	Short-term employee benefits	2,323	2,639	2,531
	Share-based payment benefits	197	638	1,179

	Total	2,520	3,277	3,710

NOTE 22:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for the Group's liabilities, fixed charges have been placed on specific accounts receivable.

b.	Contingent liabilities:

The Group, from time to time, is party to various claims and disputes associated with its ongoing business operations. In management's opinion, based on the opinion of its legal counsels, none of these claims or disputes is expected, either individually or in the aggregate, to have a material adverse effect on the Group's financial position, results of operations or cash flows - see also Note 20d.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding*)	Authorized	Issued and outstanding*)
	Number of shares

Ordinary shares of NIS 0.01 par value each	25,000,000	16,391,382	25,000,000	16,391,382

*)	Net of treasury shares – see (c).

b.	Movement in share capital:

During January 2023 and February 2023, the Company received proceeds of approximately CHF 18.7 million (USD 20.3 million) from exercises of 1,703,908 share options granted in the private placements in January 2021 and February 2021 and 29,967 options were not exercised and expired.

The following table lists the movements in Share Options:

Balance on January 1, 2023	1,733,875

Exercise of share options	(1,703,908)
Expiration of share options	(29,967)

Balance on December 31, 2023	-

In respect of the Capital Increases in 2021, the underwriters were also granted options to acquire 97, 222 Units of securities. Each Unit comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share at an exercise price of CHF 11 ($11.93). See below for details of the changes made to the terms of these options in March 2023.

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

In March, 2023, in connection with services provided in respect of the exercise of options described above, the Company signed an agreement with the underwriter for the extension of the exercise period of the  97, 222 Units of securities previously granted in 2021 for an additional 2 years until 2025 and for change of the exercise price to NIS 35.64 ($ 9.83) for each Unit of securities (which comprises 1 Ordinary share and 0.5 option to acquire 1 Ordinary share of the Company) and NIS 43.56 ($ 12.01) for each option included in the Unit. On March 17, 2025 all options expired.

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

Issued and outstanding share capital (net of treasury shares):

Number of shares

Balance at January 1, 2023	14,682,272

Exercise of share options	1,703,908
Exercise of employees share options	5,202

Balance at December 31, 2023	16,391,382

Exercise of share options	-
Exercise of employees share options	-

Balance at December 31, 2024	16,391,382

c.	Treasury shares:

The Company holds 1,372 shares at a total cost of $2 as of December 31, 2024 and 2023.

d.	Share option plans:

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

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

On June 24, 2024, the Company's Board of Directors approved the grant of 20,000 options to a consultant, under the 2021 Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 3 years (25% after 1 year, and 9.375% each quarter thereafter). The fair value of options granted is CHF 1.403 ($ 1.571). The fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 4.89; exercise price – CHF 8.50; expected volatility – 53.06%; risk free interest rate – 0.65%; expected dividend – 0%; and expected average life of options 4.6 years.

On September 5, 2024, the Company's Board of Directors approved the grant of 400,000 options to the Company's CEO, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (100,000 options for each installment). The weighted average fair value of options granted is CHF 0.734-0.916 ($0.867-$1.082). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 3.30; exercise price – CHF 5.34-7.12; expected volatility – 57.77%; risk free interest rate – 0.48%; expected dividend – 0%; and expected average life of options – 4.5-4.63 years.

On September 24, 2024, the Company's Board of Directors approved the grant of 80,000 options to a Manager, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (20,000 options for each installment). The weighted average fair value of options granted is CHF 0.842-1.029 ($0.993-$1.213). The weighted average fair value was estimated based on the binomial model using the following data and assumptions: share price - CHF 2.99; exercise price – CHF 5.04-6.72; expected volatility – 57.13%; risk free interest rate – 0.45%; expected dividend – 0%; and expected average life of options – 4.68-4.82 years.

All options are exercisable for a period of 6 years from grant date.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 23:-	EQUITY (Cont.)

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

In the years ended December 31, 2024 and 2023, the Group recorded share-based compensation in the statements of comprehensive income in the amount of $366 and $1,252, respectively.

e.	The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, share options during the year.

	2024		2023
	No. of options	WAEP (CHF)	No. of options	WAEP (CHF)

Outstanding at the beginning of the year	1,220,241	12.27	1,001,430	11.85
Granted during the year	500,000	6.26	423,500	13.03
Forfeited during the year	(317,278)	9.26	(165,881)	12.89
Exercised during the year *)	-		(38,808)	7.04

Outstanding at the end of the year	1,402,963	10.81	1,220,241	12.27

Exercisable at the end of the year	738,664	13.46	720,758	11.02

*)	The weighted average share price at the date of exercise of these options was CHF 8.13. Exercise was cashless.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 was 3.46 years (as of December 31, 2023 – 3.83 years).

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

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME

a.	Revenues:

	Year ended December 31,
	2024	2023	2022

Revenues for services performed during the period	55,861	55,678	57,869
Revenues from sale of devices	918	1,397	1,129

	56,779	57,075	58,998

b.	Cost of revenues:

	Year ended December 31,
	2024	2023	2022

Salaries and related benefits	14,364	16,212	16,480
Medical services	9,727	8,355	8,712
Rental fees and maintenance	1,062	1,246	1,013
Depreciation and amortization	1,391	1,978	1,789
Cost of devices	778	1,025	1,013
Others	3,664	2,998	2,802

	30,986	31,814	31,809

c.	Research and development costs:

Salaries and related benefits	3,091	3,917	3,468
Amortization of development costs	2,794	2,772	1,829
Sub-contractors and others	2,185	2,774	3,734

	8,071	9,463	9,031
Less - capitalization of development costs	2,714	4,203	5,243

	5,357	5,260	3,788

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

d.	Selling and marketing expenses:

	Year ended December 31,
	2024	2023	2022

Salaries and related benefits	4,039	5,285	5,409
Marketing and related expenses	3,020	1,943	2,190
Depreciation and amortization	1,620	1,633	1,918
Rental fees and maintenance	317	160	271
Maintenance of vehicles	256	313	240
Others	1,198	1,247	1,375

	10,450	10,581	11,403

e.	General and administrative expenses:

Salaries and related benefits	8,789	8,881	8,492
Office expenses	2,615	2,634	2,349
Professional fees	3,233	3,156	3,897
Depreciation and amortization	1,741	1,309	1,599
Others	674	248	411

	17,052	16,228	16,748

f.	Financial income (expenses):

1.          Financial income:

Exchange rate differences	166	1,129	661
Gain on marketable securities, net	558	848	-
Share options	-	1,801	7,423
Call+Put options	-	-	320
Interest	723	1,055	429

	1,447	4,833	8,833

2.          Financial expenses:

Share options	-	-	(239)
Exchange rate differences	(5)	(138)	(53)
Loss from marketable securities, net	-	-	(769)
Interest	(1,122)	(1,296)	(1,033)
Call+Put options	(144)	(89)	-
Others	(197)	(268)	(261)

	(1,468)	(1,791)	(2,355)

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 24:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

g.	Other expenses:

	Year ended December 31,
	2024	2023	2022

Impairment of Goodwill	13,450	-	-
Impairment of intangible assets	2,765	-	-
Impairment of property and equipment	164	-	-
Restructuring expenses*	1,747	1,235	-
Other expenses	1,601	963	416

	19,727	2,198	416

*)	Including expenses related to employee benefits and other direct expenditures arising from the restructuring.

NOTE 25:-    NET EARNINGS PER SHARE

a.	Details of the number of shares and net loss used in the computation of net earnings per share:

	Year ended December 31,
	2024		2023
	Weighted average number of shares	Net loss	Weighted average\ number of shares	Net loss
	In thousands		In thousands

For the computation of basic net earnings	16,391	(28,095)	16,269	(7,056)
Effect of dilution - share options	-	-	26	(1,801)

For the computation of diluted net earnings	16,391	(28,095)	16,295	(8,857)

b.
To compute diluted net earnings per share, the following options (dilutive potential Ordinary shares), have not been taken into account since their conversion has an anti-dilutive effect: 1,636,546 (2023 – 1,453,824) options to employees under share-based payment plans and options to investors and others.

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:-	SEGMENT INFORMATION

The Group operates in three geographical segments: Israel, Europe (principally Germany) and Rest of the world (mainly USA) ("ROW").

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

a.	Segment revenues:

	Individuals and communities	Institutions and payers	Others	Total
Year ended December 31, 2024:

Europe	-	12,673	-	12,673
Israel	20,325	23,126	-	43,451
ROW	-	-	655	655

Total revenues	20,325	35,799	655	56,779

Year ended December 31, 2023:

Europe	-	14,067	-	14,067
Israel	20,913	21,179	-	42,092
ROW	-	-	916	916

Total revenues	20,913	35,246	916	57,075

Year ended December 31, 2022:

Europe	-	13,374	-	13,374
Israel	22,161	22,975	2	45,138
ROW	-	-	486	486

Total revenues	22,161	36,349	488	58,998

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:-	SEGMENT INFORMATION (cont.)

b.	Reporting on geographic segments:

	Year ended December 31,
	2024	2023	2022
Segment profit (loss):

Europe	(4,139)	(5,347)	(3,044)
Israel	8,346	8,424	8,641
ROW	(4,158)	(3,622)	(2,972)

	49	(545)	2,625
Unallocated income and expenses:

Corporate, R&D and other expenses	(7,115)	(6,263)	(7,375)
Other expenses	(19,727)	(2,198)	(416)

Operating loss	(26,793)	(9,006)	(5,166)
Financial income, net	(21)	3,042	6,478

Profit (loss) before taxes on income	(26,814)	(5,964)	1,312

c.	Additional information:

	Europe	Israel	Others	Total

Year ended December 31, 2024

Cost of revenues (*)	6,299	22,385	911	29,595
Depreciation and amortization	3,015	4,496	30	7,541
Impairment of goodwill and intangible assets	15,098	1,117	-	16,215

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	5,359	35,445	3,206	4,678	48,688

	Europe	Israel	Others	Total

Year ended December 31, 2023

Cost of revenues (*)	7,429	21,484	923	29,836
Depreciation and amortization	3,637	4,049	6	7,692

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	23,588	36,803	1,940	4,910	67,241

(*) excluding depreciation and amortization

SHL TELEMEDICINE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 26:-	SEGMENT INFORMATION (cont.)

	Europe	Israel	Others	Total

Year ended December 31, 2022

Cost of revenues (*)	6,975	22,099	946	30,020
Depreciation and amortization	2,654	4,470	10	7,134

	Europe	Israel	ROW	Unallocated assets	Total

Non-current assets	27,132	40,056	1,767	2,636	71,591

(*) excluding depreciation and amortization

NOTE 27:-	SUBSEQUENT EVENTS

a.
On February 4, 2025 the Company announced that Lior Haalman has been appointed to serve as the Chief Financial Officer, starting March 1, 2025, and replacing Amir Hai, who has been with the Company for over 3 years.

b.
On February 13, 2025, the Company's Board of Directors approved the grant of 320,000 options to a Senior Manager, under the Executive and Key Employee Israeli Share Incentive Plan. The options shall vest over a period of 4 years in equal annual installments (80,000 options for each installment). On the date of the grant, the share price was CHF 2.01; and the exercise price was CHF 5.34-7.12.

c.
On March 11, 2025 the Company announced its intention to voluntarily delist its American Depositary Receipts (“ADRs”) from the Nasdaq Capital Market (“Nasdaq”), terminate its ADR program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The delisting and termination of its ADR program and Securities Exchange Act registration and reporting will not affect the Company’s listing on the SIX Swiss Exchange, where its ordinary shares will continue to trade. The delisting date was April 2, 2025. As of the publication date of the financial statements, the reporting obligations are still effective for the year 2024.

d.
In March 2025, a financial claim was filed with the Tel Aviv Regional Labor Court against Mediton, and Dr. Haim Perlock (who held 100% of Mediton shares until August 2021 and currently holds 30%) by the former CEO of Mediton. According to the plaintiff, various amounts to which she is entitled for the period of her employment and its termination, including retirement bonuses, compensation payments and payment of her shareholding, were not paid.

The total amount of the claim is approximately NIS 7.6 million (approximately $2,100). Most of the amount is in connection with the expected completion of the Mediton transaction (see Note 20).

No defense has yet been filed on behalf of the defendants. According to the assessment of Mediton's legal advisors and the Company management, there are good defenses on the factual and legal levels regarding most of the amounts claimed by the plaintiff and the likelihood of the claim being rejected, in connection with these amounts, are higher than the likelihood  of being accepted (more likely than not).

The Company has included an appropriate provision in the balance sheet as of December 31, 2024,  in accordance with the opinion of its legal advisors.

e.

On April 3 2025, the Company informed Perluk – Medical Holdings Ltd., Haim Perluk, and Orna Perluk (collectively, the "Sellers") of its intention to close the purchase of the 30% stake of Mediton, and pay the NIS 31.1 million according to the arbitrator decision, by partial offset of an amount based on alleged misrepresentations made by the Sellers in the Share Purchase Agreement dated August 25, 2021. The Sellers have responded by rejecting SHL's offset claims. As a result, the transaction was not closed yet. The Sellers filed a motion to the Tel-Aviv District Court, requesting the court to approve arbitrator decision. While the Company does not object to the arbitral award, the Company responded to the motion, objecting to the remedies included in the motion. This proceeding does not affect the purchase of the first 70% in Mediton.

- - - - - - - - - - - - - - - - - - -